FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated July 9, 2010

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

.

FREE TRANSLATION

1. Identification of the persons in charge of the Form’s Content

Person in Charge of the Form’s Content:

José Antonio do Prado Fay – Chief Executive Officer

Leopoldo Viriato Saboya -  CFO and Investor Relations Officer

The above qualified executive officers, declare that:

a. they have reviewed the reference form;

b. all information contained in the form meets the provision in CVM Instruction 480, especially articles 14 and 19;

c. the information as a whole contained in the reference form is a true, precise and complete reflection of the economic-financial situation of the issuer and the risks inherent to its activities, and of the securities issued by it.

2. AUDITORS

2.1. As regards to the independent auditors
2.2. Report the total independent auditors' compensation for the last year, including the fees related to the audit services and those related to any other services rendered

Auditor CVM Code:
418-9

Auditor Corporate Denomination:
KPMG Auditores Independentes

Auditor CNPJ:
57.755.217/0001-29

Service period:
04/27/2009 to 04/30/2010

Technical supervisor:
José Luis Ribeiro de Carvalho

CPF:
007.769.948-32

Adress:
Street Dr. Renato Paes de Barros, 33, Post Office Box 2467, São Paulo, SP, Brazil, Zip Code 04530-904
Telephone 55 (11) 21833103, Fax 55 (11) 21833320, email jcarvalho@kpmg.com.br

Description of hired services:
Audit services, in order to issue an opinion addressing the balance sheet, statements of income, statements of changes in shareholders’ equity, statements of cash flows and statements of value added.

Audit fees: R$2.88 million in 2009; R$2.51 in 2008; R$0.9 million in 2007. Audit fees mentioned above are the aggregate fees billed and billable by our independent auditors in connection with the audit of the Company’s annual consolidated financial statements and review of the Company’s quarterly financial information.

Audit-related fees: R$2.12 million in 2009; R$1.74 million in 2007. In 2009 the fees billed by KPMG Auditores Independentes are related to the primary offering of shares and audit of the appraisal report of Sadia’s fixed assets. In 2007, audit-related fees related to the due diligence audit services and a comfort letter for a global offering of shares.

Tax fees: R$0.74 million in 2009; R$0.04 million in 2008; R$0.04 million in 2007. Tax fees mentioned above are fees billed for tax compliance.

2.3. Other material information

                The Company’s Board of Directors has established pre-approval procedures for the engagement of its registered public accounting firm for audit and non audit services. Such services can only be hired if approved by the Board of Directors, and if the scope is in compliance with the restriction provided under applicable rules and they do not jeopardize the independence of our auditors.

3. SELECTED FINANCIAL INFORMATION

3.1. Accounting Information - Controladoria

                a. Shareholders’ Equity (in R$ million)

                b. Total Assets (in R$ million)

                c. Net Revenue (in R$ million)

                d. Gross Result (in R$ million)

                e. Net Result (in R$ million)

                f. Number of Shares, except Treasury Shares

                g. Book Value per Share (R$)

                h. Net Result per Share (R$)

                i. Other accounting information selected by the Company

(In Reais Million)	2009	2008	2007
Shareholders' Equity	13,134.65	4,110.618	3,225.979
Total Assets	25,714.327	11,223.912	6,543.311

Net revenues	15.905,78	11,393.03	6,633.363
Gross Profit	3,635.167	2,758.879	1,873.275

Net Income	120,43	54,37	321,31
Numbers of shares (ex-treasury)	435.010,53	206,527.618	185,526.667

Equity Value (Reais)	30,193.8665931.107	199,034784781.181	17,388223

Earnings per share (Reais)	0.27684	0.26327	1,737860

3.2. Non-Accounting Information: (a) non-accounting measurements disclosed by the Company in the last fiscal year; b) reconciliations between the amounts disclosed and the amounts of the audited financial statements; and c) explain the reason to believe that such measurement is more adequate for the proper understanding of its financial position and result of its operations

Corporate Law - millions of Brazilian Reais
	2009	Total
Net income		120.4
(±) Non-controlling shareholders		(4.4)
(±) Employees / management profit sharing		20.8
(±) Income tax and social contribution		197.2
(±) Non-operating income		145.0
(±) Financial expenses, net		(241.2)
(±) Others		83.0
(+) Depreciation, amortization and depletion		590.7
= EBITDA		911.5

Proforma - millions of Brazilian Reais
	2009	Total
Net income		227.6
(±) Non-controlling shareholders		(12.9)
(±) Employees / management profit sharing		26.8
(±) Income tax and social contribution		499.3
(±) Non-operating income		68.4
(±) Financial expenses, net		(587.7)
(±) Equity accounting		(3.0)
(±) Others		162.1
(±) Economic depreciation		(198.8)
(+) Depreciation, amortization and depletion		1,040.2
= EBITDA		1,222.0

Proforma - millions of Brazilian Reais
	2008	Total
Net income		(2,435.3)
(±) Non controlling shareholders		(9.9)
(±) Employees / management profit sharing		21.8
(±) Income tax and social contribution		(972.9)
(±) Non-operating income		48.5
(±) Financial expenses, net		4,522.2
(±) Equity accounting		2.9
(±) Others		62.6
(+) Depreciation, amortization and depletion		1,083.9
= EBITDA		2,324.0

Corporate Law - millions of Brazilian Reais
	2007	Total
Net income		321.3
(±) Non controlling shareholders		3.2
(±) Employees / management profit sharing		27.2
(±) Income tax and social contribution		32.1
(±) Non-operating income		19.9
(±) Financial expenses, net		105.4
(+) Depreciation, amortization and depletion		293.6
= EBITDA		802.7

                On March 31, 2010, the Company’s shareholders approved a stock split of common shares and ADRs in the proportion of 100% with the issue of 1 (one) new common share for each 1 (one) common share currently in existence and equalizing the ratio ADRs (American Depositary Receipts) to common shares such that 1 (one) common share corresponds to 1 (one ADR). This stock split was designed to reposition the price of the Company’s shares and the ADRs with a focus on an increase in liquidity and the interests of the national and international retail markets.

                On April 29, 2010, the Company and Cooperativa Coopercampos signed a leasing agreement over the future industrial capacity of a plant that is under construction in the city of Campos Novos, in Santa Catarina. Through this partnership, the Company aims to increase its capacity of pork slaughtering in order to meet the demand from foreign markets. The Company estimates that the total investment in the project will be approximately R$145.0.

                On June 30, 2010, the management of BRF – Brasil Foods S.A. (“BRF” or “Company”) (current corporate denomination of Perdigão S.A.) announced that, in accordance with Instrução CVM n# 358/02 and paragraph n# 4 of article 157 of Law n# 6.404/76 (Corporations Law), the Secretaria de Acompanhamento Econômico – SEAE (Secretariat for Economic Monitoring) of the Ministry of Finance has issued, yesterday, the Opinion SEAE - AC 08012.004423/2009-18 (“Opinion”), regarding the corporate restructuring of Sadia S.A. (“Sadia”) and Perdigão S.A. (“Perdigão”), which was subject matter of the Relevant Facts previously disclosed on May 19, 2009, in view of the organization of BRF.

                The Opinion issued by SEAE recommends that the Conselho Administrativo de Defesa Econômica – CADE (Administrative Council for Economic Defense) should approve the transaction with certain restrictions, proposing two alternatives which may or may not be implemented by the Administrative Council for Economic Defense.

                It’s important to notice that, according to Law n# 8.884/94, the Opinion issued by SEAE does not have a definitive or binding effect, but only supports the administrative decision to be ruled by CADE, which is not bound to the Opinions’ terms and conditions.  The full text of the Opinion can be obtained at SEAE’s website (www.seae.fazenda.gov.br) – Portuguese version only.

                BRF emphasizes its trust that there are sufficient technical grounds to prove to CADE that the transaction does not constitute an anti-competitive practice, but solely reinforces the competitiveness of Brazil abroad.  In view of the absence of relevant barriers to entry, the intense competition and the development of substantial synergies and efficiencies, BRF is confident that CADE will approve the transaction.

3.4. Policy of Use of Proceeds for the last 3 fiscal years

a)                  rules regarding retained earnings

                According to the Company’s bylaws, section 32, “the net income for the year will be allocated successively as follows;

                1) Five percent (5%) towards the establishment of the Legal Reserve, which shall not exceed twenty percent (20%) of the capital stock;

                2) Twenty-five percent (25%) as a mandatory minimum dividend, as adjusted in accordance with Section 202 of Law No. 6,404/76, to be paid with respect to all shares of stock of the corporation;

                3) Twenty percent (20%) towards the establishment of reserves for capital increase, which shall not exceed twenty percent (20%) of the capital stock;

                4) up to 50% (fifty per cent) for the constitution of the reserve for expansion, this reserve not to exceed 80% (eighty per cent) of the Capital Stock, with the purpose of ensuring investments in fixed assets or increases in working capital, including through amortization of the Company’s debts, irrespective of retention of profit earmarked to the capital expenditures budget, and its balance being used, as may be the case, for: (i) absorbing losses whenever necessary; (ii) distribution of dividends at any time; (iii) operations of redemption, reimbursement or the authorized purchase of shares as permitted in the legislation; and (iv) for incorporation into the Capital Stock, including through new stock dividends.”

b)                 rules regarding dividends distribution

                For the 3 years ended 2007, 2008 and 2009, the Company’s bylaws determined the distribution of a minimum dividend of 25% of the net income of the year for all Company’s’ shares, adjusted as specified in article 202 of Law No.6,404/76.

                   In 2009, dividends and interest on shareholders’ equity corresponded to 104.0% of net income adjusted for the legal reserve, in accordance with applicable law.

                   In 2008, dividends and interest on shareholders’ equity corresponded to 99.0% of net income adjusted for the legal reserve, in accordance with applicable law.

                   In 2007, dividends and interest on shareholders’ equity corresponded to 30.8% of net income adjusted for the legal reserve, in accordance with applicable law.

c)                  periodicity of dividend distribution

                The Company adopts a policy of semiannual dividends distribution, depending on the profit existence in the period. The payments are also due semiannually (after two months of declaring them).

d)                 any restrictions on dividend distribution imposed by law or regulation applicable to the issuer, as well as contracts, court decisions, administrative or arbitral

                Not applicable.

3.5. Adjusted net income, payments of dividends and profit retentions – Controladoria

(Reais)	Year 2009	Year 2008	Year 2007
Adjusted Net Income	96,161,000.00	77,438,000.00	325,609,000.00
Dividends paid in relation to adjusted net income	103.992263	98.678943	30.773105
Return on Equity	0.761325	1.858793	10.092994
Total Dividend	100,000,000.00	76,415,000.00	100,200,000.00
Retained net income	0.00	0.00	0.00

3.6. Dividends Declared under Retained Earnings Account and Reserves Accrued in prior fiscal years

                In the year ended December 31, 2009, R$8.6 million of dividends were distributed using the amounts of profit reserves (expansion reserves).

3.7. Company’s Indebtedness Level

Year	Amount of Debt (million Reais)	Indebtedness Level	Description
2009	8,798.11	0.96%	Indebtedness Level Calculation:
			Current liabilities: R$ 5,876,696 thousand +
			Noncurrent liabilities: R$ 6,698,260 thousand /
			Shareholders' Equity: R$ 13,134,650 thousand

3.8. Company’s liabilities according to the type of guarantee and maturity

Year	2009
Type of Guarantee	Up to 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Secured Guarantee	469.55	876.48	479.80	207.43	2,033.26
Unsecured Guarantee	2,444.19	3,104.69	625.79	590.19	6,764.86
Total	2,913.74	3,981.17	1,105.59	797.62	8,798.12

3.9.  Other significant information

In item 3.1, the values related to the letters “a”, “b”, “c”, “d” and “e”, are expressed in millions of Reais.

In item 3.7, total debt is expressed in millions of Reais.

In item 3.8, liabilities are expressed in millions of Reais.

4. RISK FACTORS

4.1. Risk factors that may affect the investment decision in marketable securities issued by the Company

                a. Related to the Company

                b. Related to the direct or indirect controller or controlling group

                c. Related to its shareholders

                d. Related to the subsidiaries and affiliates

                e. Related to its suppliers

                f. Related to its clients

                g. Related to the economy sectors in which the Company operates

                h. Related to the regulation of the economy sectors in which the Company operates

                i. Related to foreign countries where the issuer

The global economic crisis is adversely affecting our business and financial performance.

Our business has been materially affected by the global economic crisis in 2008 and 2009, which has resulted in increased volatility in our markets and contributed to the net losses we recorded in the fourth quarter of 2008 and in the first quarter of 2009.

We have been affected in the following respects, among others:

• we experienced increases in prices for our commodity raw materials, such as corn and soybeans, throughout 2008 and 2009, which we could not pass on through selling prices;

• because the global economic crisis affected demand, we were forced to decrease selling prices, particularly in our export markets;

• we were affected by negative macroeconomic trends in our domestic market starting in the fourth quarter of 2008 as the global economic crisis began to affect the Brazilian economy and domestic consumer confidence;

• we announced a 20% cut in meat production for export for the first quarter of 2009 due to weak demand in our export markets. Temporary shutdowns of production of some facilities adversely affected our margins;

• the Brazilian real depreciated 22% against the U.S. dollar in the fourth quarter of 2008 compared to the third quarter of 2008, reflecting uncertainty regarding the effect of the global economic crisis on Brazil and other emerging market economies. This devaluation in the real caused us to incur net foreign exchange variation expenses (recorded as part of our net financial expenses) of R$416.0 million in 2008, of which R$318.0 million was attributable to the fourth quarter of 2008; and

• uncertainties engendered by the crisis and the challenges of managing inventories, accounts receivable, accounts payable and other items required us to reinforce our working capital, leading to approximately R$3.4 billion increase in our total debt to approximately R$8.8 billion as of December 31, 2009, compared to approximately R$5.4 billion as of December 31, 2008, including R$2.9 billion of short-term debt.

Although we seek to manage our selling prices and production costs, volumes, inventories and working capital through the global economic crisis, we cannot predict whether the global economic crisis will have any long-term effects on consumer confidence, selling prices and production costs, demand for particular types of products, volatility of raw material prices or the equilibrium between our domestic and export markets. These factors may therefore continue to adversely affect our business, results of operations and the market price of our common shares and ADSs.

Our results of operations are subject to cyclicality and volatility affecting both our raw material prices and our selling prices.

Our business is largely dependent on the cost and supply of corn, soy meal, soybeans, hogs, cattle, milk and other raw materials, as well as the selling prices of our poultry, pork, beef and dairy products, all of which are determined by constantly changing market forces of supply and demand, which may fluctuate significantly, even in the absence of a global economic crisis, and other factors over which we have little or no control.

These other factors include, among others, fluctuations in local and global poultry, hog, cattle and milk production levels, environmental and conservation regulations, economic conditions, weather, animal and crop diseases, cost of international freight and exchange rate fluctuations. Our industry, both in Brazil and abroad, is also characterized by cyclical periods of higher prices and profitability, followed by overproduction, leading to periods of lower prices and profitability. We are not able to mitigate these risks by entering into long-term contracts with our customers and most of our suppliers because such contracts are not customary in our industry. Our financial performance is also affected by domestic and international freight costs, which are vulnerable to volatility in the price of oil. We may not be successful in addressing the effects of cyclicality and volatility on costs and expenses or the pricing of our products, and our overall financial performance may be adversely affected.

The decreases in demand and selling prices in 2009, which were exacerbated by the global economic crisis, illustrate the susceptibility of our business to cyclical market forces. In 2009, the average corn price on the Chicago Board of Trade (CBOT) was 28.0% lower than the average price in 2008 after increasing 42.2% in 2008 compared to 2007. Soybean prices also decreased by 16.2% in 2009 after increasing 40.5% in 2008 compared to 2007. Similarly, we significantly increased our selling prices of certain of our products in 2008 to reflect increased production costs but were then forced to decrease prices for many products in the fourth quarter of 2008 and throughout 2009. Besides that, the exchange rate volatility and export performance adversely affected our financial performance in those periods.

Health risks related to the food industry could adversely affect our ability to sell our products.

We are subject to risks affecting the food industry generally, including risks posed by contamination or food spoilage, evolving nutritional and health-related concerns, consumer product liability claims, product tampering, the possible unavailability and expense of liability insurance and the potential cost and disruption of a product recall. Among such risks are those related to raising animals, including disease and adverse weather conditions. Meat is subject to contamination during processing and distribution. Contamination during processing could affect a large number of our products and therefore could have a significant impact on our operations.

Our sales are dependent on consumer preferences, and any actual or perceived health risks associated with our products, including any adverse publicity concerning these risks, could cause customers to lose confidence in the safety and quality of our products, reducing the level of consumption of those products.

Even if our own products are not affected by contamination, our industry may face adverse publicity if the products of other producers become contaminated, which could result in reduced consumer demand for our products in the affected category. We maintain systems designed to monitor food safety risks throughout all stages of the production process (including the production of poultry, hogs, cattle and dairy products).

However, our systems for compliance with governmental regulations may not be fully effective in mitigating risks related to food safety. Any product contamination could have a material adverse impact on our business, results of operations, financial condition and prospects.

Raising animals and meat processing involve animal health and disease control risks, which could have an adverse impact on our results of operations and financial condition.

Our operations involve raising poultry and hogs and processing meat from poultry, hogs and cattle, as well as the purchase of milk and the sale of milk and dairy products, which require us to maintain animal health and control disease. We could be required to destroy animals or suspend the sale of some of our products to customers in Brazil and abroad in the event of an outbreak of disease affecting animals, such as: (1) in the case of poultry, avian influenza (discussed below) and Newcastle disease, (2) in the case of hogs, cattle and certain other animals, foot-and-mouth disease, classic swine fever “blue ear” disease and A(H1N1) influenza (discussed below) and (3) in the case of cattle, foot-and-mouth disease and bovine spongiform encephalopathy, known as “mad cow disease.” Destruction of poultry, hogs or other animals would preclude recovery of costs incurred in raising or purchasing these animals and result in additional expense for the disposal of such animals. In 2005, foot-and-mouth disease cases in the States of Mato Grosso do Sul and Paraná affected only cattle, although hogs can also be contaminated. An outbreak of foot-andmouth disease could have an effect on livestock we own, the availability of livestock for purchase, consumer perception of certain protein products or our ability to access certain markets, which would adversely impact our results of operations and financial condition. In addition, although Brazilian cattle is generally grass-fed and at less risk of contracting mad cow disease than cattle raised in some other countries, increases in Brazilian cattle production could lead to the use of cattle feed containing animal byproducts that could heighten the risk of an outbreak of mad cow disease.

Outbreaks, or fears of outbreaks, of any of these or other animal diseases may lead to cancellation of orders by our customers and, particularly if the disease has the potential to affect humans, create adverse publicity that may have a material adverse effect on consumer demand for our products. Moreover, outbreaks of animal disease in Brazil may result in foreign governmental action to close export markets to some or all of our products, relating to some or all of our regions. For example, due to foot-and-mouth disease cases affecting cattle in the States of Mato Grosso do Sul and Paraná, certain major foreign markets, including Russia (which has been the largest importer of Brazilian pork) banned imports of pork from the entire country in November 2005. Russia partially lifted this ban in the second quarter of 2006 for pork products from the State of Rio Grande do Sul, and this ban was completely lifted in December 2008. Any future outbreaks of animal diseases could have a material adverse effect on our results of operations and financial condition.

Our pork business in our Brazilian and export markets could be negatively affected by concerns about A (H1N1) influenza, also called “swine flu.”

In 2009, A (H1N1) influenza, also called “swine flu,” spread to many countries. In April 2009, the analysis of samples collected in cases of flu symptoms by the U.S. and Mexican governments identified a new subtype of the Influenza A (H1N1) virus, classified as “A/CALIFORNIA/04/2009,” which had not been previously detected in humans or swine. Influenza A (H1N1) is transmitted from one person to another mainly through coughing, sneezing and contact with nasal secretions from infected individuals. According to the World Health Organization, or “WHO,” there is no relation between those infected with Influenza A (H1N1) and contact with persons living near swine or the consumption of pork and pork-derived products.

More than 17,000 deaths worldwide have been recorded since the outbreak of A (H1N1) influenza in Mexico, and on June 11, 2009, the WHO declared a flu alert level six, signaling a “global pandemic.” Many countries, including Russia and China, have prohibited imports of pork from countries reporting a significant number of cases (Mexico, United States and Canada), but, as the WHO and other independent sources have stated that influenza A(H1N1) is not transmitted by pork consumption, those countries reopened their markets to producers from Mexico, the United States and Canada. Even so, some states in the importing countries continue to impose restrictions on pork imports from Mexico, the United States and Canada.

To date, Brazil has a number of documented cases of A (H1N1) influenza. A significant outbreak of A (H1N1) influenza in Brazil could lead to pressure to destroy our hogs, even if no link between the influenza cases and pork consumption is shown. Any such destruction of our hogs would result in decreased sales of pork, prevent recovery of costs incurred in raising or purchasing our hogs, and result in additional expense for the disposal of destroyed hogs. In addition, any outbreak of A (H1N1) influenza in Brazil could lead to restrictions on the export of some of our products to key export markets. Whether or not an outbreak of A (H1N1) influenza occurs in Brazil, further outbreaks of the disease anywhere in the world could have a negative impact on the consumption of pork in key export markets or in Brazil, and a significant outbreak would negatively affect our net sales and overall financial performance. Any further outbreak of A (H1N1) influenza could lead to the imposition of costly preventive controls on pork imports in our export markets. Accordingly, any spread of A (H1N1) influenza, or increasing concerns about this disease, may have a material and adverse effect on our company.

Our poultry business in Brazilian and export markets could be negatively affected by avian influenza.

Chicken and other birds in some countries, particularly in Asia but also in Europe and Africa, have become infected by highly pathogenic avian influenza (the H5N1 virus). In a small number of cases, the avian influenza has been transmitted from birds to humans, resulting in illness and, on occasion, death. Accordingly, health authorities in many countries have taken steps to prevent outbreaks of this viral disease, including destruction of afflicted poultry flocks.

From January 1, 2003 to December 31, 2009, there have been over 492 confirmed human cases of avian influenza and over 291 deaths, according to the WHO. Various countries in Asia, the Middle East and Africa reported human cases in 2006, 2007, 2008 and 2009, and several countries in Europe reported cases of avian influenza in birds. For example, Indonesia became the focus of international attention when the largest cluster of human H5N1 virus cases so far was identified. The H5N1 virus is considered firmly entrenched in poultry throughout much of Indonesia, and this widespread presence has resulted in a significant number of human cases. In 2009, 73 cases were reported worldwide, with 32 deaths, according to the WHO.

To date, Brazil has not had a documented case of avian influenza, although there are concerns that an outbreak of avian influenza may occur in the country in the future. Any outbreak of avian influenza in Brazil could lead to required destruction of our poultry flocks, which would result in decreased sales of poultry by us, prevent recovery of costs incurred in raising or purchasing such poultry, and result in additional expense for the disposal of destroyed poultry. In addition, any outbreak of avian influenza in Brazil would likely lead to immediate restrictions on the export of some of our products to key export markets. Preventive actions adopted by Brazilian authorities, if any, may not be effective in precluding the spread of avian influenza within Brazil.

Whether or not an outbreak of avian influenza occurs in Brazil, further outbreaks of avian influenza anywhere in the world could have a negative impact on the consumption of poultry in our key export markets or in Brazil, and a significant outbreak would negatively affect our net sales and overall financial performance. Any outbreak could lead to the imposition of costly preventive controls on poultry imports in our export markets. Accordingly, any spread of avian influenza, or increasing concerns about this disease, may have a material and adverse effect on our company.

More stringent trade barriers in key export markets may negatively affect our results of operations.

Because of the growing market share of Brazilian poultry, pork and beef products in the international markets, Brazilian exporters are increasingly being affected by measures taken by importing countries to protect local producers. The competitiveness of Brazilian companies has led certain countries to establish trade barriers to limit the access of Brazilian companies to their markets. Some countries, such as Russia, impose quotas on Brazilian pork and poultry products, and delays in allocating these quotas or changes in laws or policies regarding these quotas can adversely affect our exports. For example, Ukraine restricted pork imports for the retail market, on which higher taxes were levied for a period through December 2008. In March 2009, Ukraine initiated an anti-dumping investigation regarding imports of halves and quarters of poultry, as well as legs and cuts of poultry, in each case originating in the United States and Brazil. We were asked to answer a questionnaire from the Ministry of Economy of the Ukraine in connection with the investigation, and we complied with that request. The investigation is ongoing.

The European Union charges protective tariffs designed to mitigate the effects of Brazil’s lower production costs on local European producers. In addition, the European Union has a ban on certain types of Brazilian beef that affects sales of fresh premium cuts and some frozen hindquarter cuts. Developed countries also sometimes use direct and indirect subsidies to enhance the competitiveness of their producers in other markets. For example, French producers receive subsidies for their sales of poultry to countries such as Saudi Arabia, a major importer of poultry products. Trade barriers are sometimes applied indirectly to other parties that are crucial to the export of our products. In addition, local producers in a specific market sometimes exert political pressure on their governments to prevent foreign producers from exporting to their market. Any of the above restrictions could substantially affect our export volumes and, consequently, our export sales and financial performance. If new trade barriers arise in our key export markets, we may face difficulties in reallocating our products to other markets on favorable terms, and our business, financial condition and results of operations might be adversely affected.

We face significant competition from Brazilian and foreign producers, which could adversely affect our financial performance.

We face strong competition from other Brazilian producers in our domestic markets and from Brazilian and foreign producers in the export markets in which we sell our products. The Brazilian market for whole poultry and poultry and pork cuts is highly fragmented, and we face competition from small producers, some of which operate in the informal economy and are able to offer lower prices by meeting lower quality standards. Competition from small producers is a primary reason why we sell a majority of our whole chickens and poultry and pork cuts in the export markets and is a barrier to expanding our sales of those products in the domestic market. In our export markets, we compete with other major vertically integrated Brazilian producers that have the ability to produce quality products at low cost, as well as with foreign producers. In the Brazilian milk and dairy products markets, our main competitors are Nestlé Brasil Ltda., Danone Ltda. – Indústria de Alimentos and Itambé Ltda.

To varying degrees, our competitors may have strengths in specific product lines and regions as well as greater financial resources. In addition, our poultry and pork cuts, in particular, are highly price-competitive and sensitive to product substitution. Even if we remain a low-cost producer, customers may seek to diversify their sources of supply by purchasing a portion of the products they need from producers in other countries, as some of our customers in key export markets have begun to do. We expect that we will continue to face strong competition in all of our markets and anticipate that existing or new competitors may broaden their product lines and extend their geographic scope. Any failure by us to respond to product, pricing and other moves by competitors may negatively affect our financial performance.

Increased regulation of food safety could increase our costs and adversely affect our results of operations.

Our manufacturing facilities and products are subject to regular Brazilian federal, state and local, as well as foreign, governmental inspections and extensive regulation in the food safety area, including governmental food processing controls. Changes in government regulations relating to food safety could require us to make additional investments or incur other costs to meet the necessary specifications for our products. Our products are often inspected by foreign food safety officials, and any failure to pass those inspections can result in our being required to return all or part of a shipment to Brazil, destroy all or part of a shipment or incur costs because of delays in delivering products to our customers. Any tightening of food safety regulations could result in increased costs and could have an adverse effect on our business and results of operations.

Our export sales are subject to a broad range of risks associated with international operations. Export sales account for a significant portion of our net sales, representing 41.1% of our total net sales in 2009, 43.6% in 2008 and 47.5% in 2007. Our major export markets include the European Union, the Middle East (particularly Saudi Arabia) and the Far East (particularly Japan and Russia), where we are subject to many of the same risks described below in relation to Brazil. Our future financial performance will depend, to a significant extent, on economic, political and social conditions in our main export markets.

Our future ability to conduct business in export markets could be adversely affected by factors beyond our control, such as the following:

• exchange rate fluctuations;

• deterioration in international economic conditions;

• imposition of increased tariffs, anti-dumping duties or other trade barriers;

• strikes or other events affecting ports and other transport facilities;

• compliance with differing foreign legal and regulatory regimes; and

• sabotage affecting our products.

The market dynamics of our important export markets can change quickly and unpredictably due to these factors, the imposition of trade barriers of the type described above and other factors, which together can significantly affect our export volumes, selling prices and results of operations.

Our export sales are highly dependent on conditions at a small number of ports in southern Brazil. We export our products primarily through ports in southern Brazil (Paraná, Santa Catarina and Rio Grande do Sul). We have been affected from time to time by strikes of port employees or customs agents, sanitary inspection agents and other government agents at the Brazilian ports from which we export our products. For example, in the third quarter of 2007 and in March 2008, Brazilian federal government sanitary inspectors went on strike for approximately a month. A widespread or protracted strike in the future could adversely affect our business and our results of operations.

In the fourth quarter of 2008, flooding and damage at the ports of Itajaí and Navegantes damaged port infrastructure and required us to divert all our exports in the region of Santa Catarina to three other ports: Rio Grande in the State of Rio Grande do

Sul, Paranaguá and São Francisco. These events resulted in reduced shipment levels in November 2008 and led to delays in exports that adversely affected our export revenues for the fourth quarter of 2008.

Environmental laws and regulations require increasing expenditures for compliance.

We, like other Brazilian food producers, are subject to extensive Brazilian federal, state and local environmental laws, regulations, authorizations and licenses concerning, among other things, the handling and disposal of waste, discharges of pollutants into the air, water and soil, and clean-up of contamination, all of which affect our business. Any failure to comply with these laws and regulations or any lack of authorizations or licenses could result in administrative and criminal penalties, such as fines, cancellation of authorizations or revocation of licenses, in addition to negative publicity and liability for remediation or for environmental damage. We cannot operate a plant if the required environmental permit is not valid or current.

We have incurred, and will continue to incur, capital and operating expenditures to comply with these laws and regulations. Because of the possibility of unanticipated regulatory measures or other developments, particularly as environmental laws become more stringent in Brazil, the amount and timing of future expenditures required to maintain compliance could increase from current levels and could adversely affect the availability of funds for capital expenditures and other purposes. Compliance with existing or new environmental laws and regulations, as well as obligations in agreements with public entities, could result in increased costs and expenses.

Our plants are subject to environmental licensing, based on their pollution potential and usage of natural resources. If, for example, one of our plants is built or expanded without an environmental license or if our environmental licenses expire, are not renewed or have their solicitation of renewal dismissed by the competent environmental authority, we may incur in administrative penalties, such as a fine ranging between R$500 and R$10 million, suspension of operations or closing of the facilities in question.

Those same penalties may also be applicable in the case of failure to fulfill the conditions of validity foreseen in the environmental licenses already held by us. Currently, some of our environmental licenses are being renewed, and we cannot guarantee that environmental agencies will approve our renewal requests.

Acquisitions may divert management resources or prove to be disruptive to our company.

We regularly review and pursue opportunities for strategic growth through acquisitions and other business ventures. We have completed several acquisitions in recent years. Acquisitions, especially involving sizeable enterprises, may present financial, managerial and operational challenges, including diversion of management attention from existing  businesses, difficulty with integrating personnel and financial and other systems, increased compensation expenses for newly hired employees, assumption of unknown liabilities and potential disputes with the sellers. We could also experience financial or other challenges if any of the businesses that we have acquired or may acquire in the future give rise to liabilities or problems of which we are not aware. Acquisitions outside of Brazil may present additional difficulties, such as compliance with foreign legal and regulatory systems and integration of personnel to different managerial practices and would increase our exposure to risks associated with international operations.

In recent years, the size of our acquisitions has increased significantly, which has increased the magnitude of the challenges described above. In 2008, we completed three acquisitions for an aggregate purchase price of R$1.8 billion, consisting primarily of our acquisitions of Eleva (complementing our dairy product and meat businesses), Plusfood (providing meat processing capabilities in Europe) and Cotochés (adding to the scope of our dairy products business), compared to four acquisitions for an aggregate purchase price of R$348.0 million in 2007. In 2009, we completed a much larger business combination with Sadia, which poses specific risks and challenges discussed under “Risks Affecting Our Company as a Result of the Sadia Transaction.”

We are influenced by a group of shareholders that control a significant percentage of our common shares.

Currently, five pension funds hold a significant percentage of our common shares and, acting together pursuant to a shareholders’ voting agreement, have the ability to significantly influence our decisions. The pension funds owned 28.0% of our total capital as of December 31, 2009. They are parties to a shareholders’ voting agreement that sets forth voting arrangements with respect to, among other matters, (1) the election of officers and members of our board of directors and of the fiscal council and (2) the matters set forth in Article 136 of the Brazilian Corporation Law, including decisions relating to dividends, corporate restructurings, our corporate purpose and other matters. As a result, these shareholders have, and will continue to have, the power to influence significantly the outcome of important corporate decisions or matters submitted to a vote of our shareholders. The interests of these shareholders may conflict with, or differ from, the interests of other holders of our common shares. Some of our major shareholders are also shareholders of Sadia. See “Risks Affecting Our Company as a Result of the Sadia Transaction.”

Unfavorable outcomes in legal proceedings may reduce our liquidity and negatively affect us.

We are defendants in civil, labor and tax proceedings and are also subject to consent agreements (termo de ajustamento de conduta). Under Brazilian GAAP, we classify the risk of adverse results in these proceedings as “remote,” “possible” or “probable.” We disclose the aggregate amounts of these proceedings that we have judged possible or probable, and we record provisions only for losses that we consider probable. These disclosures for the year ended December 31, 2009 are included in Note 15 to our consolidated financial statements.

We are not required to disclose or record provisions for proceedings in which our management judges the risk of loss to be remote. However, the amounts involved in certain of the proceedings in which we believe our risk of loss is remote are substantial, and the losses to us could, therefore, be significantly higher than the amounts for which we have recorded provisions. Even for the amounts recorded as provisions for probable losses, a judgment against us would have an effect on our cash flow if we are required to pay those amounts.

We cannot assure you that we will obtain favorable decisions in these proceedings or that our reserves will be sufficient to cover potential liabilities resulting from unfavorable decisions. In the ordinary course of business, we outsource labor to third parties. If it were to become necessary to revisit this contractual structure, we could incur additional operating expenses. Unfavorable decisions in these proceedings may, therefore, reduce our liquidity and adversely affect our business, financial condition and results of operations.

We depend on members of our senior management and on our ability to recruit and retain qualified professionals to implement our strategy.

We depend on members of our senior management and other qualified professionals to implement our business strategies. Efforts to recruit and retain professionals may result in significant additional expenses, which could adversely affect us. In addition, the loss of key professionals may adversely affect our ability to implement our strategy.

Damages not covered by our insurance might result in losses for us, which could have an adverse effect on our business.

As is usual in our business, our plants, distribution centers, transports, vehicles, and our directors and officers, among others, are insured. However, certain kinds of losses cannot be insured, and our insurance policies are subject to liability limits and exclusions. If an event that cannot be insured or a liability higher than those covered by our insurance policies occurs, the investment we made may be lost or we may incur a significant cost. In addition, we can be held judicially liable for any indemnification payments to potential victims in such events.

Risks Affecting Our Company as a Result of the Sadia Transaction

Our business combination with Sadia is subject to antitrust approvals, and any antitrust approval could be conditioned on divestment of a portion of our business.

Although we have completed our business combination with Sadia and Sadia is now our wholly-owned subsidiary, the business combination remains subject to approval by the Brazilian antitrust authorities. Brazilian antitrust law does not prevent parties from closing a transaction on a provisional basis until the Brazilian antitrust authorities render a final decision. In accordance with Brazilian law, we and Sadia submitted a summary of the terms and conditions of the business combination and other information about each company to the Brazilian Conselho Administrativo de Defesa Econômica (the Brazilian government agency with antitrust decision making authority, or “CADE”) on June 8, 2009. After an analysis by the Secretaria de Acompanhamento Econômico (the Economic Policy Bureau of the Ministry of the Treasury) and the Secretaria de Direito Econômico (the Economic Law Office of the Ministry of Justice), the CADE will determine whether the business combination negatively impacts consumer conditions in the relevant markets in which we and Sadia compete or whether they would negatively affect consumers. On July 7, 2009, we entered into an agreement (Acordo de Preservação da Reversibilidade da Operação) with the CADE, under which we agreed to ensure the reversibility of the business combination until a final decision is made by such authorities. The agreement, among other things, prevents our company and Sadia from integrating their administrative, production and commercial operations. On September 18, 2009, the Brazilian antitrust authorities authorized the coordination of the companies’ activities directed towards the export market for “in natura” meats. On January 20, 2010, the Brazilian antitrust authorities authorized our company and Sadia to jointly negotiate and acquire raw materials and services (such as grains, packaging material and “in natura” beef), although not purchases of poultry or hogs. However, for our other product lines and markets, during the review period by the Brazilian antitrust authorities, we expect to continue to be subject to our reversibility agreement in the foreseeable future.

If the business combination is approved, it will be retroactive to the date the transaction closed; however, if the business combination is not approved, it will be unwound retroactively to the closing date. As a condition to approving the transaction, the Brazilian antitrust authorities could impose significant conditions or performance commitments on the combined company, including commitments to divest from certain businesses, risks and product lines, trademarks or production facilities. Any such conditions could materially adversely affect our financial performance and prospects.

We may not realize the expected benefits of our business combination with Sadia, in the timeframe anticipated or at all, because of integration or other challenges.

We are currently in the ongoing process of integrating our business with Sadia, subject to our reversibility agreement. Achieving the expected benefits of the business combination with Sadia depends on the timely and efficient integration of the operations, business cultures, marketing practices, branding and personnel of BRF and Sadia. This integration process is ongoing, and any failure to effectively integrate the two companies or any delay in that integration could increase our costs, adversely affect our margins, adversely affect our financial condition or have other negative consequences. We currently face the following integration challenges, among others:

• devising a coherent marketing and branding strategy in our domestic market and our export markets that takes into account the relative strengths of BRF’s and Sadia’s marketing and brands in each of those markets and across their many product lines;

• integrating two of the largest customer distribution networks in Brazil, as well as distribution networks in BRF’s and Sadia’s export markets;

• integrating the extensive production facilities of BRF and Sadia in several Brazilian states;

• the potential loss of key customers of BRF or Sadia, or both;

• the potential loss of key officers of BRF or Sadia, or both;

• distraction of management from the ongoing operations of the company;

• aligning the standards, processes, procedures and controls of BRF and Sadia in the operations of the combined companies; and

• increasing the scope, geographic diversity and complexity of our operations.

The business combination with Sadia is significantly larger than any other transaction we or Sadia has undertaken in the past, and any combination of the challenges described above could adversely affect our results of operations and prospects and the market price of our common shares or ADSs.

Sadia is subject to significant potential liabilities in connection with litigation, which have now become potential liabilities of our combined company.

Sadia’s businesses are subject to regulation under a wide variety of Brazilian, U.S. federal, state and foreign laws, regulations and policies. Sadia, in particular, is subject to a variety of legal proceedings and legal compliance risks. Sadia’s businesses and the industries in which we operate are at times reviewed or investigated by regulators, which could lead to enforcement actions, fines and penalties or the assertion of private litigation claims and damages. Sadia is a party to a wide range of agreements, contracts and joint ventures with other companies, which could potentially result in litigation if the parties cannot find a common understanding on the issues in dispute.

In the fall of 2008, the real suffered a strong devaluation, including in relation to the U.S. dollar. As a result of such devaluation, Sadia sustained significant losses on foreign exchange derivative transactions. In connection therewith, Sadia sold certain of its long-term financial investments to be able to make deposits in margin accounts related to the currency derivatives, which resulted in further losses due to the decrease in the value of such financial instruments as a result of the global economic crisis. In connection with these losses, Sadia, as well as certain individuals who were officers and/or directors of Sadia during the events at issue, were named in five lawsuits in U.S. courts alleging various violations of U.S. federal securities laws related to losses that Sadia incurred with respect to foreign exchange derivative contracts. These five actions have since been consolidated in a single class action lawsuit.

In addition, on May 15, 2009, Sadia received a letter from the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), or “CVM,” informing Sadia that the CVM had initiated a preliminary analysis of possible liability of certain individuals who were officers and/or directors of Sadia for losses in connection with the derivative transactions in 2008. The letter states that the proceeding is still at a preliminary stage, and the CVM has not yet specified whether any of these individuals may be subject to liability. On August 21, 2009, Sadia received an additional letter from the CVM requesting that Sadia provide certain documents to the CVM in connection with its investigation, which was complied with by Sadia. This investigation currently relates only to these individuals, and Sadia itself is not a part to such investigation; accordingly, no contingency has been recorded.

It is not possible to predict whether additional suits will be filed in connection with such derivative losses or what the outcome of any such litigation will be. Although Sadia intends to contest the current lawsuits vigorously, it is possible that there could be unfavorable outcomes in these or other proceedings. At the current stage of the proceedings, it is not possible to determine the probability of loss and/or the amounts involved in any potential loss and the expenses that will be incurred in defending these lawsuits.

Adverse results in proceedings involving Sadia and/or the incurrence of significant litigation expenses could be material to our consolidated business, operations, financial position, profitability or cash flows. Since Sadia is now our wholly-owned subsidiary, we will be subject to any adverse outcomes arising out of proceedings involving Sadia. Any such adverse results could therefore be material to our business, operations, financial position, profitability or cash flows.

We may incur additional costs in relation to Sadia’s internal controls and information systems.

We are subject to Section 404 of the Sarbanes-Oxley Act of 2002 as well as SEC rules relating to internal controls over financial reporting, which require that our management annually evaluate the effectiveness of our internal control over financial reporting and disclose the results of that evaluation in this Annual Report. In addition, SEC rules require that our independent auditors prepare an attestation report regarding the effectiveness of our internal control over financial reporting. Our management’s report, and our independent auditors’ attestation report, on internal controls for the year ended December 31, 2009 do not address Sadia’s internal control over financial reporting. We may find it necessary to incur expenses and spend time to correct deficiencies and implement additional training. If these deficiencies are serious, and if we cannot remedy them before the filing of our Annual Report on Form 20-F for the next fiscal year, we may not be able to conclude that our internal controls are effective. If this were to occur, investors might lose confidence in our financial statements.

Risks Relating to Our Indebtedness

We are highly leveraged, especially since our business combination with Sadia, and our leverage could negatively affect our ability to refinance our indebtedness and grow our business.

At December 31, 2009, we had total consolidated debt of R$8.8 billion (U.S.$5.1 billion). A significant portion of our consolidated indebtedness was incurred by Sadia. As of December 31, 2008, Sadia had total debt of R$8,844.3 million, of which 42.2% (R$3,729.6 million) was denominated in Brazilian reais and 57.8% (R$5,114.7 million) was denominated in foreign currency (primarily U.S. dollars). In addition, as of December 31, 2008, Sadia had R$913.6 million of negative working capital (defined as total current assets minus total current liabilities) and off-balance sheet obligations in the aggregate amount of R$537.7 million. Although, during the year ended December 31, 2009, Sadia repaid real-denominated debt in the amount of R$930.2 million and U.S. dollar-denominated debt in the amount of U.S.$1,362.7 million, its outstanding indebtedness remains substantial.

Our significant level of indebtedness could have important consequences for us, including:

• requiring that a substantial portion of our cash flows from operations be used for the payment of principal and interest on our debt, reducing the funds available for our operations or other capital needs;

• limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate because our available cash flow after paying principal and interest on our debt might not be sufficient to make the capital and other expenditures necessary to address these changes;

• increasing our vulnerability to general adverse economic and industry conditions because, during periods in which we experience lower earnings and cash flows, we would be required to devote a proportionally greater amount of our cash flows to paying principal and interest on debt;

• limiting our ability to obtain additional financing in the future to fund working capital, capital expenditures, acquisitions and general corporate requirements;

• making it difficult for us to refinance our indebtedness or to refinance such indebtedness on terms favorable to us, including with respect to existing accounts receivable securitizations;

• placing us at a competitive disadvantage compared to competitors that are relatively less leveraged; and

• that may be better positioned to withstand economic downturns; and

• exposing our current and future borrowings made at floating interest rates to increases in interest rates.

We have substantial debt that matures in each of the next several years and may not be able to comply with our upcoming payment obligations.

As of December 31, 2009, we had R$2.9 billion of debt that matures through December 31, 2010, R$1.8 billion of debt that matures in 2011, R$2.2 billion of debt that matures in 2012, R$0.9 billion of debt that matures in 2013 and R$1.0 billion of debt that matures in 2014 and thereafter. We may face difficulties in paying that debt as it matures.

A substantial portion of our outstanding debt is denominated in foreign currencies, primarily U.S. dollars. As of December 31, 2009, we had R$4.6 billion of foreign currency debt, including R$1.0 billion of short-term foreign currency debt. Our U.S. dollardenominated debt must be serviced by funds generated from sales by our subsidiaries, the majority of which are not denominated in U.S. dollars. Consequently, when we do not generate sufficient U.S. dollar revenues to cover that debt service, we must use revenues generated in reais or other currencies to service our U.S. dollar-denominated debt. Depreciation in the value of the real or any of the other currencies of the countries in which we operate, compared to the U.S. dollar, could adversely affect our ability to service our debt. For example, in 2009, the real appreciated approximately 25.5% against the U.S. dollar, the Euro appreciated approximately 2.5% against the U.S. dollar and the British sterling pound appreciated approximately 10.8% against the U.S. dollar. Foreign currency hedge agreements may not be effective in covering these currency-related risks.

The global stock and credit markets have recently experienced extreme disruption, including severely diminished liquidity, constrained credit availability and extreme volatility in securities prices. The global economic and financial crisis has also significantly affected demand in our principal foreign markets, leading to decreases in our average selling prices. These factors and the continuing market disruption may have an adverse effect on our ability to refinance future maturities. Continued uncertainty in the stock and credit markets may also negatively impact our ability to access additional short-term and long-term financing, which could negatively impact our liquidity and financial condition. If, in future years:

• the current pressures on credit continue or worsen,

• our operating results worsen significantly,

• we are unable to complete any necessary divestitures of non-core assets and our cash flow or capital resources prove inadequate, or

• we are unable to refinance any of our debt that becomes due, we could face liquidity problems and may not be able to pay our outstanding debt when due, which could have a material adverse effect on our consolidated business and financial condition.

The terms of our indebtedness impose significant operating and financial restrictions on us.

The instruments governing our consolidated indebtedness impose significant operating and financial restrictions on us. These restrictions may limit, directly or indirectly, our ability, among other things, to undertake the following actions:

• borrow money;

• make investments;

• sell assets, including capital stock of subsidiaries;

• guarantee indebtedness;

• enter into agreements that restrict dividends or other distributions from certain subsidiaries;

• enter into transactions with affiliates;

• create or assume liens; and

• engage in mergers or consolidations.

Although the covenants to which we are subject have exceptions and qualifications, the breach of any of these covenants could result in a default under the terms of other existing debt obligations. Upon the occurrence of such an event of default, all amounts outstanding under the applicable debt instruments and the debt issued under other debt instruments containing cross-default or cross-acceleration provisions, together with accrued and unpaid interest, if any, might become or be declared immediately due and payable. If such indebtedness were to be accelerated, we may have insufficient funds to repay in full any such indebtedness. In addition, in connection with the entry into new financings or amendments to existing financing arrangements, our subsidiaries’ financial and operational flexibility may be further reduced as a result of more restrictive covenants, requirements for security and other terms.

Risks Relating to Brazil

Brazilian economic, political and other conditions, and Brazilian government policies or actions in response to these conditions, may negatively affect our business and results of operations.

The Brazilian economy has historically been characterized by interventions by the Brazilian government and unstable economic cycles. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of Brazil’s economy. For example, the government’s actions to control inflation have at times involved setting wage and price controls, blocking access to bank accounts, imposing exchange controls and limiting imports into Brazil. We have no control over, and cannot predict, what policies or actions the Brazilian government may take in the future.

Our business, results of operations, financial condition and prospects, as well as the market prices of our common shares or the ADSs, may be adversely affected by, among others, the following factors:

• exchange rate movements;

• exchange control policies;

• expansion or contraction of the Brazilian economy, as measured by rates of growth in GDP;

• inflation;

• tax policies;

• other economic political, diplomatic and social developments in or affecting Brazil;

• interest rates;

• energy shortages;

• liquidity of domestic capital and lending markets; and

• social and political instability.

These factors, as well as uncertainty over whether the Brazilian government may implement changes in policy or regulations relating to these factors, may adversely affect us and our business and financial performance and the market price of our common shares and ADSs.

Inflation, and government measures to curb inflation, may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations, financial condition and the market prices of our common shares or the ADSs.

Brazil experienced high rates of inflation in the past. According to the General Market Price Index (Índice Geral de Preços do Mercado) or “IGP-M,” a general price inflation index, the inflation rates in Brazil were 1.2% in 2005, 3.8% in 2006, 7.7% in 2007, 9.8% in 2008 and (1.7)% in 2009. In addition, according to the IPCA, published by the IBGE, the Brazilian consumer price inflation rates were 5.7% in 2005, 3.1% in 2006, 4.5% in 2007, 5.8% in 2008 and 4.3% in 2009 and 2.1% in the three months ended March 31, 2010.

The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil in the past and to heightened volatility in the Brazilian securities markets.

Brazil may experience high levels of inflation in future periods. Periods of higher inflation may slow the rate of growth of the Brazilian economy, which could lead to reduced demand for our products in Brazil and decreased net sales. Inflation also is likely to increase some of our costs and expenses, which we may not be able to pass on to our customers and, as a result, may reduce our profit margins and net income. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, the costs of servicing our debt may increase, resulting in lower net income. Inflation and its effect on domestic interest rates can, in addition, lead to reduced liquidity in the domestic capital and lending markets, which could affect our ability to refinance our indebtedness in those markets and may have an adverse effect on our business, results of operations, financial condition and the market price of our common shares and the ADSs.

Exchange rate movements may adversely affect our financial condition and results of operations.

The Brazilian currency has been devalued frequently over the past four decades. Throughout this period, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations, periodic minidevaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. In 2005, 2006 and 2007 the real appreciated 13.4%, 9.5% and 16.3%, respectively, against the U.S. dollar. In 2008, the real depreciated 31.9% against the U.S. dollar. In 2009, the real appreciated 25.5% against the U.S. dollar.

Any appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments, as well as to a dampening of export-driven growth. Our production costs are denominated in reais, but our export sales are mostly denominated in U.S. dollars or Euros. Financial revenues generated by exports are reduced when translated to reais in the periods in which the real appreciates in relation to the U.S. dollar. Any such appreciation could reduce the competitiveness of our exports and adversely affect our net sales and our cash flows from exports.

Devaluation of the real against the U.S. dollar could create additional inflationary pressures in Brazil by increasing the price of imported products and requiring deflationary government policies. In addition, the prices of soy meal and soybeans, important ingredients of our animal feedstock, are closely linked to the U.S. dollar, and many of the mineral nutrients added to our feedstock must be purchased in U.S. dollars.

The price of corn, another important ingredient of our feedstock, is also linked to the U.S. dollar to a lesser degree. In addition to feedstock ingredients, we purchase sausage casings, breeder eggs, packaging and other raw materials, as well as equipment for use in our production facilities, from suppliers located outside Brazil whom we must pay in U.S. dollars or other foreign currencies. When the real depreciates against the U.S. dollar, the cost in reais of our U.S. dollar-linked raw materials and equipment increases, and these increases could materially adversely affect our results of operations.

We had total foreign currency-denominated debt obligations in an aggregate amount of R$4,579.6 million at December 31, 2009, representing 52% of our total consolidated indebtedness at that date. A significant portion of our consolidated debt is denominated in foreign currencies because export credit facilities available in foreign currencies often have attractive financing conditions and costs compared to other financing sources.

However, these foreign-currency denominated credit facilities also expose us to a greater degree of foreign exchange risk. We manage a portion of our exchange rate risk through foreign currency swaps and investments, and cash flows from export sales are in U.S. dollars and other foreign currencies, but our foreign currency debt obligations are not completely hedged. At December 31, 2009, our short-term consolidated exchange rate exposure was R$1,000.1 million of the amount described above. A significant devaluation of the real in relation to the U.S. dollar or other currencies could increase the debt service requirements of our foreign currency-denominated obligations.

Fluctuations in interest rates may have an adverse effect on our business, financial condition and the market prices of our common shares or the ADSs.

The Central Bank establishes the basic interest rate target for the Brazilian financial system by reference to the level of economic growth of the Brazilian economy, the level of inflation and other economic indicators. The basic interest rate increased in 2003 until June when the Central Bank began to decrease it, reaching 11.25% in April 2008. In 2008, the Central Bank reversed the trend, increasing the basic interest rate to 13.75%. In 2009, the Central Bank decreased the basic interest rate to 8.75%.

At December 31 2009, approximately 62% of our total liabilities from indebtedness and derivative instruments of R$8,798.1 was either (1) denominated in (or swapped into) reais and bears interest based on Brazilian floating interest rates, such as the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or “TJLP,” the interest rate used in our financing agreements with Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social — BNDES), or “BNDES,” and the Interbank Deposit Certificate Rate (Certificado de Depósito Interbancário), or “CDI” rate, an interbank certificate of deposit rate that applies to our foreign currency swaps and some of our other real-denominated indebtedness, or (2) U.S. dollar-denominated and bears interest based on LIBOR. Any increase in the CDI, TJLP or LIBOR rates may have an adverse impact on our financial expenses and our results of operations.

Changes in tax laws may increase our tax burden and, as a result, negatively affect our profitability.

The Brazilian government regularly implements changes to tax regimes that may increase our and our customers’ tax burdens. These changes include modifications in the rate of assessments and, on occasion, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. The Brazilian government has presented certain tax reform proposals, which have been mainly designed to simplify the Brazilian tax system, to avoid internal disputes within and between the Brazilian states and municipalities, and to redistribute tax revenues. The tax reform proposals provide for changes in the rules governing the federal Social Integration Program (Programa de Integração Social), or “PIS,” the federal Contribution for Social Security Financing (Contribuição para Financiamento da Seguridade Social — COFINS), or “COFINS,” the state Tax on the Circulation of Merchandise and Services (Imposto Sobre a Circulação de Mercadorias e Serviços), or “ICMS,” and some other taxes. For example, in early 2008, the Brazilian Federal Government submitted to appreciation of the legislature a new tax reform proposal to change the structure of the current corporate income tax and replace a series of existing taxes for a new value-added tax, among other things. These proposals are not assured to be approved and passed into law. The effects of these proposed tax reform measures and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified. However, some of these measures, if enacted, may result in increases in our overall tax burden, which could negatively affect our overall financial performance.

Restrictions on the movement of capital out of Brazil may adversely affect your ability to receive dividends and distributions on, or the proceeds of any sale of, our common shares and the ADSs.

                Brazilian law permits the Brazilian government to impose temporary restrictions on conversions of Brazilian currency into foreign currencies and on remittances to foreign investors of proceeds from their investments in Brazil, whenever there is a serious imbalance in Brazil’s balance of payments or there are reasons to expect a pending serious imbalance. The Brazilian government last imposed remittance restrictions for approximately six months in 1989 and early 1990. The Brazilian government may take similar measures in the future. Any imposition of restrictions on conversions and remittances could hinder or prevent holders of our common shares or the ADSs from converting into U.S. dollars or other foreign currencies and remitting abroad dividends, distributions or the proceeds from any sale in Brazil of our common shares. Exchange controls could also prevent us from making payments on our U.S. dollar-denominated debt obligations and hinder our ability to access the international capital markets. As a result, exchange controls restrictions could reduce the market prices of our common shares and the ADSs.

4.2. Expected decrease or increase in the Company’s exposure to relevant risks

                Currently, the Company does not visualize any changes in the risks mentioned under 4.1, other than those already specified in the descriptions of the principal risks.

4.3. Relevant legal, administrative and arbitration proceedings to which the Company or its subsidiaries are parties (proceedings not subject to justice secrecy)

Tax Cases:

1)    Subject: Material for use and consumption

a) Court: Administrative / Judiciary
b) Level: 1st and 2nd
c) Filing Date: 11.10.2007
d) Parties to the case: State Government x BRF – Brasil Foods S/A d) Parties to the case: State Government x Sadia S/A
e) Amounts, goods or rights involved: BRF – R$ 34,075,000.00 (12.31.2009) e) Amounts, goods or rights involved: Sadia – R$ 30,376,000.00 (12.31.2009)
f) Principal facts: Maintenance of intermediate product credits used in the production process.
g) Risk of loss: Probable
h) Analysis of impact in the event of loss: Maintenance of intermediate product credits used in the production process.
i) Amount provisioned, if there is a provision: Provisioned BRF – R$34,075,000.00 and Sadia – R$ 30,376,000.00

2)    Subject: Tax War

a) Court: Administrative / Judiciary
b) Level: 1st and 2nd
c) Filing Date: 07.10.2003
d) Parties to the case: State Government x BRF – Brasil Foods S/A d) Parties to the case: State Government x Sadia S/A
e) Amounts, goods or rights involved: BRF – R$ 877,053,000.00 (12.31.2009)
f) Principal facts: Tax War – Challenge of ICMS credits derived from tax incentives granted by the States.
g) Risk of loss: Possible

h)  Analysis of impact in the event of loss: In case there is no success at the administrative level, the dispute may be brought before the judiciary and only after the case runs its course can there be a financial impact.

i) Amount provisioned, if there is a provision: Not provisioned.

3)    Subject: Basic Needs Grocery Package

a) Court: Administrative / Judiciary
b) Level: 1st and 2nd
c) Filing Date: 07.25.2005
d) Parties to the case: State Government x BRF – Brasil Foods S/A d) Parties to the case: State Government x Sadia S/A
e) Amounts, goods or rights involved: BRF – R$ 255,803,000.00 (12.31.2009)

f)    Principal facts: Failed to expense off ICMS in respect to entry of goods belonging to the basket of basic household goods, the outflow of which occurred with reduction of the calculation basis (expense off proportional to the reduction).

g) Risk of loss: Possible

h)  Analysis of impact in the event of loss: In case there is no success at the administrative level, the dispute may be brought before the judiciary and only after the case runs its course can there be a financial impact.

i) Amount provisioned, if there is a provision: Not provisioned.

4)    Subject: Industrialized Products Tax credit IPI - BRF

a) Court: Judiciary
b) Level: 2nd
c) Filing Date: 02.27.1987
d) Parties to the case: BRF – Brasil Foods S/A x Federal Government
e) Amounts, goods or rights involved: R$ 882,902,817.34 (06.16.2010)
f) Principal facts: Seeks refund of the Industrial Products Tax - IPI tax credit premium on imports as from 1982.
g) Risk of loss: Possible
h) Analysis of impact in the event of loss: There is no impact, as BRF is the plaintiff.
i) Amount provisioned, if there is a provision: Not provisioned. The Company is the plaintiff.

5)    Subject: Industrialized Products Tax Credits – IPI – Sadia

a) Court: Judiciary – Lower Federal Court Joaçaba/SC
b) Level: 1st
c) Filing Date: 08.07.2007
d) Parties to the case: Federal Government x Sadia
e) Amounts, goods or rights involved: R$ 364,599,000.00 (12.31.2009)

f)    Principal facts: COFINS, PIS and CSLL debts arising from offsets made by SADIA with the IPI credit premium recognized in the merits of Ordinary Action n° 93.0017410-0 are at issue. As the offset was made without quantification of the amount owed to the company as a credit premium, Federal Revenue claims the offset amount.

g) Risk of loss: Possible
h) Analysis of impact in the event of loss: If the entire credit is recognized, the value of the taxes offset shall be paid from the public treasury.
i) Amount provisioned, if there is a provision: Not provisioned.

6)    Subject: Tax Violation Notice – Profits Earned Abroad

a) Court: Administrative – Administrative Tax Council
b) Level: 2nd
c) Filing Date: 09.29.2008
d) Parties to the case: Federal Government x BRF – Brasil Foods S/A
e) Amounts, goods or rights involved: R$ 176,756,000.00 (12.31.2008)

f)    Principal facts: The tax authorities issued this tax violation notice demanding payment of Corporate Income Tax (“IRPJ”) and Social Contribution on Net Profits (“CSLL”) for the calendar years 2003 and 2004, increased by default interest and fine crafts (of 75% for 2003 and 150% for 2004). In summary, the tax authorities allege that the company should have included in the calculation of Actual Profits and in the Calculation Basis of CSLL the profits earned abroad by the company Perdigão Overseas, with headquarters in the Cayman Islands, in view that the holding Crossban Holdings GMBH with headquarters in Austria is a disregarded entity.

g) Risk of loss: Possible

h)  Analysis of impact in the event of loss: In case the tax violation notice is upheld at the administrative level, the discussion may be brought before the judiciary, and only after the case runs its course can it have a financial impact.

i) Amount provisioned, if there is a provision: Not provisioned.

7)    Subject: Tax Violation Notice – Singular Fine

a) Court: Administrative – Administrative Tax Council
b) Level: 2nd
c) Filing Date: 09.28.2009
d) Parties to the case: Federal Government x BRF – Brasil Foods S/A
e) Amounts, goods or rights involved: R$ 154,639,251.17 (06.16.2010)

f)    Principal facts: Concerns the regulatory fine equal to 0.02 per day in arrears up to 1% of gross revenue for the period based on the allegation of failure/delay to deliver the magnetic tape to RFB, in respect to the periods from 2003 to 2005.

g) Risk of loss: Remote

h)  Analysis of impact in the event of loss: In case the tax violation notice is upheld at the administrative level, the discussion may be brought before the judiciary, and only after the case runs its course can it have a financial impact.

i) Amount provisioned, if there is a provision: Not provisioned.

Civil Cases:

1) Matter: Class Action

a) Court: Federal District Court for the Southern District of New York in the United States of America
b) Level: 1st
c) Filing Date: 2008
d) Parties to the case: Group of investors of Sadia x Sadia and some of their current and former executives
e) Amounts, goods or rights involved: At the current stage of the case, it is not possible determine the amounts involved.

f)    Principal facts: The subsidiary Sadia, and some of its current and former executives were named as defendants in five class action lawsuits filed by investors of American Depositary Receipts (“ADRs”) issued by Sadia, purchased between 04.30.08 and 09.26.08 (Class Period). These actions were filed in Federal District Court for the Southern District of New York in the United States of America, seeking a remedy Securities Exchange Act of 1934 for losses on currency exchange derivative contracts during the Class Period. By court order, the five actions were consolidated into one action (Class Action) on behalf of the group of Sadia investors.

g) Risk of loss: At the current stage of the process, it is not possible to determine the probability of any loss and the amounts involved and therefore no provision was made.
h) Analysis of impact in the event of loss: There is none.
i) Amount provisioned, if there is a provision: There is none.

4.4. Legal, administrative and arbitration proceedings, not under secrecy, to which the Company or its subsidiaries are parties and which contrary parties are administrators or former administrators, controllers or former controllers or investors of the Company or its subsidiaries

Civil Cases:

1) Matter: Action for damages

a) Court: Lower Civil Court of the Judicial District of the City of São Paulo, State of São Paulo
b) Level: 1st
c) Filing Date: 01/28/2009
d) Parties to the case: Alexandre Dantas Fronzaglia x HFF Participações S/A
e) Amounts, goods or rights involved: At the current stage of the case, it is not possible determine the amounts involved.

f)    Principal facts: The plaintiff filed an action for damages against HFF (former controlling company of Sadia) for actual damages and lost profits arising from currency derivatives losses and, on the date of the facts, has 14,000 shares PN of Sadia.  In February 2010, HFF filed its defense. The Judge in the case started the term for the plaintiff to reply to the defense. The Plaintiff’s reply was filed into the records in May 2010. Currently, we are awaiting notice to HFF that the Reply was filed into the records.

g) Risk of loss: Remote
h) Analysis of impact in the event of loss: There is none.
i) Amount provisioned, if there is a provision: There is none.

4.5. Effects in the event of losses and amounts involved in relevant confidential proceedings (not disclosed in items 4.3 and 4.4 above) to which the Company or its subsidiaries are parties

                Not applicable.

4.6. Repetitive or related legal, administrative and arbitration proceedings, based on similar legal facts and causes, which are not under secrecy or which, collectively, are deemed relevant, to which the Company and its subsidiaries are parties

                Not applicable.

4.7. Other relevant contingencies

In the civil and tax area, there is none.

As of December 31st, 2009, we are party to 10,508 labor cases, the majority of which are claims arising from divergent interpretations on compliance with legal and regulatory rules on overtime, additional amounts related to the work environment, indirect terminations, illnesses and injuries supposedly incurred at work. Based on past experience and legal counsel, provisions were made for losses in the amount of R$ 84.2 million, which we believe to be sufficient to cover potential losses.

4.8. Information on the rules about the origin country of the foreign issuer and the rules of the country where the marketable securities of the foreign issuer are under custody

Risks Relating to Our Common Shares and the ADSs

Holders of ADSs may find it difficult to exercise voting rights at our shareholders’ meetings.

Holders of ADSs may exercise voting rights with respect to our common shares represented by ADSs only in accordance with the deposit agreement governing the ADSs. Holders of ADSs face practical limitations in exercising their voting rights because of the additional steps involved in our communications with ADS holders. For example, we are required to publish a notice of our shareholders’ meetings in specified newspapers in Brazil. Holders of our common shares are able to exercise their voting rights by attending a shareholders’ meeting in person or voting by proxy. By contrast, holders of ADSs will receive notice of a shareholders’ meeting by mail from the ADR depositary if we give notice to the depositary requesting the depository to do so. To exercise their voting rights, holders of ADSs must instruct the ADR depositary on a timely basis. This voting process necessarily takes longer for holders of ADSs than for holders of our common shares. If the ADR depositary fails to receive timely voting instructions for all or part of the ADSs, the depositary will assume that the holders of those ADSs are instructing it to give a discretionary proxy to a person designated by us to vote their ADSs, except in limited circumstances.

Holders of ADSs also may not receive the voting materials in time to instruct the depositary to vote our common shares underlying their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions of the holders of ADSs or for the manner of carrying out those voting instructions. Accordingly, holders of ADSs may not be able to exercise voting rights, and they have little, if any, recourse if the common shares underlying their ADSs are not voted as requested.

Non-Brazilian holders of ADSs and common shares may face difficulties in protecting their interests because we are subject to different corporate rules and regulations as a Brazilian company and our shareholders may have less extensive rights.

Holders of ADSs are not direct shareholders of our company and are unable to enforce the rights of shareholders under our bylaws and the Brazilian Corporation Law.

Our corporate affairs are governed by our bylaws and the Brazilian Corporation Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the State of Delaware or New York, or elsewhere outside Brazil. Even if a holder of ADSs surrenders its ADSs and becomes a direct shareholder, its rights as a holder of our common shares under the Brazilian Corporation Law to protect its interests relative to actions by our board of directors or executive officers may be fewer and less well-defined than under the laws of those other jurisdictions.

Although insider trading and price manipulation are crimes under Brazilian law, the Brazilian securities markets are subject to different levels of regulations and supervision than the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well-defined and enforced in Brazil than in the United States and certain other countries, which may put holders of our common shares and the ADSs at a potential disadvantage. Corporate disclosures also may be less complete or informative than for a public company in the United States or in certain other countries.

Non-Brazilian holders of ADSs and common shares may face difficulties in serving process on or enforcing judgments against us and other persons.

We are a corporation (sociedade anônima) organized under the laws of Brazil, and all of our directors and executive officers and our independent public accountants reside or are based in Brazil. Most of the assets of our company and of these other persons are located in Brazil. As a result, it may not be possible for non-Brazilian holders of ADSs and common shares to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, holders may face greater difficulties in protecting their interests in the case of actions by us or our directors or executive officers than would shareholders of a U.S. corporation.

Judgments of Brazilian courts with respect to our common shares may be payable only in reais.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of the common shares, we may not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then prevailing exchange may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the common shares or the ADSs.

Holders of ADSs and non-Brazilian holders of our common shares may be unable to exercise preemptive rights and tag-along rights with respect to our common shares underlying the ADSs.

Holders of ADSs and non-Brazilian holders of our common shares may be unable to exercise the preemptive rights and tagalong rights relating to our common shares (including common shares underlying ADSs) unless a registration statement under the U.S. Securities Act of 1933, as amended, or the “Securities Act,” is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, a holder may receive only the net proceeds from the sale of his or her preemptive rights or tag-along, or if these rights cannot be sold, they will lapse and the holder will receive no value from them.

Provisions in our bylaws may prevent efforts by our shareholders to change our control or management.

Our bylaws contain provisions that may discourage, delay or make more difficult a change in control of our company or removal of our directors. Subject to limited exceptions, these provisions require any shareholder that acquires shares representing 20% or more of our share capital to, within 30 days from the date of such acquisition, commence a tender offer with respect to all of our share capital for a price per share equivalent to the greatest of: (1) the economic value of our company, which shall be equivalent to the arithmetic average of the mean points of the economic value ranges obtained in two appraisal reports prepared based on the discounted cash flow method, as long as the variation between these mean points shall not exceed 10%, in which case the economic value shall be determined through arbitration; (2) 135% of the issue price of the shares issued in any capital increase through a public offering  that takes place within the 24-month period before the date on which the public offering shall become mandatory, duly adjusted in accordance with the IPCA variation up to the date of payment; and (3) 135% of the unit price of our shares within the 30-day period before the public offering. These provisions of our bylaws may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of our shareholders.

Holders of ADSs could be subject to Brazilian income tax on capital gains from sales of ADSs.

Historically, any capital gain realized on a sale or other disposition of ADSs between non-Brazilian holders outside Brazil was not subject to Brazilian income tax. However, a December 2003 Brazilian law (Law No. 10,833) provides that “the acquirer, individual or legal entity resident or domiciled in Brazil, or the acquirer’s attorney-in-fact, when such acquirer is resident or domiciled abroad, shall be responsible for the retention and payment of the income tax applicable to capital gains earned by the individual or legal entity resident or domiciled abroad who disposes of property located in Brazil.” The Brazilian tax authorities have issued a normative instruction confirming that they intend to assess income tax on capital gains earned by non-Brazilian residents whose assets are located in Brazil. It is unclear whether ADSs representing our common shares, which are issued by the ADR depositary outside Brazil, will be deemed to be “property located in Brazil” for purposes of this law. Accordingly, we cannot determine whether Brazilian tax authorities will attempt to tax any capital gains arising from the sale or other disposition of the ADSs, even when the transaction is consummated outside Brazil between non-Brazilian residents.

Brazilian taxes may apply to a gain realized by a non-Brazilian holder on the disposition of common shares to another non-Brazilian holder.

The gain realized by a non-Brazilian holder on the disposition of common shares to another non-Brazilian holder (other than a disposition of shares held pursuant to Resolution No. 2,689, as amended, of the CMN) is generally viewed as being subject to taxation in Brazil. Pursuant to Law No. 10,833/03, Brazilian tax authorities may assess income tax on capital gains earned by non-Brazilian residents in transactions involving assets that are located in Brazil. In this case, the tax rate applicable on the gain would be 15% (or 25% in the case of a non-Brazilian holder organized under the laws of or a resident of a tax haven).

The relative volatility and limited liquidity of the Brazilian securities markets may negatively affect the liquidity and market prices of our common shares and the ADSs.

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The BM&F Bovespa - Securities, Commodities & Futures Exchange, or the “São Paulo Stock Exchange,” had a total market capitalization of R$2,334.7 billion, or U.S.$1,340.9 billion, at December 31, 2009 and an average daily trading volume of R$5,286.8 million in 2009. By contrast, the New York Stock Exchange had a market capitalization of U.S.$12.9 trillion at December 31, 2009 (U.S. domestic listed companies) and an average daily trading volume of U.S.$69.7 billion in 2009. The Brazilian securities markets are also characterized by considerable share concentration.

The ten largest companies in terms of market capitalization represented approximately 56.4% of the aggregate market capitalization of the São Paulo Stock Exchange at December 31, 2009. In addition, the ten most widely traded stocks in terms of trading volume accounted for approximately 50.4% of all shares traded on the São Paulo Stock Exchange in 2009. These market characteristics may substantially limit the ability of holders of the ADSs to sell common shares underlying ADSs at a price and at a time when they wish to do so and, as a result, could negatively impact the market prices of these securities.

Developments and the perception of risks in other countries, especially emerging market countries, may adversely affect the market prices of our common shares and the ADSs.

The market for securities issued by Brazilian companies is influenced, to varying degrees, by economic and market conditions in other emerging market countries. Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the capital markets in other countries to fluctuate. Developments or adverse economic conditions in other emerging market countries have at times resulted in significant outflows of funds from, and declines in the amount of foreign currency invested in, Brazil. For example, in 2001, after a prolonged recession, followed by political instability, Argentina announced that it would no longer continue to service its public debt. The economic crisis in Argentina negatively affected, for several years, investors’ perceptions of Brazilian securities. Economic or political crises in Latin America or other emerging markets may significantly affect perceptions of the risk inherent in investing in the region, including Brazil.

The Brazilian economy also is affected by international economic and market conditions generally, especially economic and market conditions in the United States. Share prices on the São Paulo Stock Exchange, for example, have historically been sensitive to fluctuations in U.S. interest rates as well as movements of the major U.S. stock indexes.

Developments in other countries and securities markets could adversely affect the market prices of our common shares or the ADSs and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

Based on our financial statements, relevant market and shareholder data, and the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes for 2009, and we do not expect to be a PFIC for 2010 or in the future, although we can provide no assurances in this regard. If we become a PFIC, U.S. holders of our common shares or ADSs may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for U.S. tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our common shares and ADSs, which is subject to change.

5. MARKET RISKS

5.1. Market risks to which the Company is exposed including with respect to exchange and interest rate risks

In the ordinary course of business, the Company is exposed to market risks related to fluctuations in interest rates, foreign exchange rates and commodity prices. The Company uses instruments of protection to minimize its exposure to these risks, based on the Financial Risk Management Policy (“Risk Policy”) under the management of the Financial Risk Management Committee, Executive Directors and the Board of Directors.

The Company has implemented policies and procedures to manage such exposures and may enter into instruments of protection, as long as they are approved by the Board of Directors in order to mitigate the impact of these risks. Such policies and procedures include the monitoring Company’s exposure levels to each market risk, the measuring of each risk includes an analysis based on net accounting exposure and a forecast of future cash flows, in addition to the establishment of limits for decision making and use. All instruments entered into by the Company have the purpose of protecting of the exchange rate exposure of its debt and cash flow and interest rate exposure. Currently, the Company does not use derivative instruments in protecting its position in commodities.

The Board of Directors has a fundamental role in the structure of financial risk management as it is responsible for the approval of the Risk Policy and for monitoring the compliance of this policy and checking the framework of the overall limits established. Furthermore, it defines the limits of tolerance to different risks identified as acceptable to the Company on behalf of its shareholders.

The Executive Directors are responsible for assessing the positioning of the Company for each identified risk, according to the guidelines issued by the Board of Directors. Moreover, it is responsible for the approval of: (i) the action plans defined for the alignment of tolerance risk set; (ii) performance indicators to be used in risk management; (iii) the overall limits; and (iv) evaluation of suggestions for improvements in the policy.

The Financial Risk Management Committee is responsible for implementing the Risk Policy. The Committee oversees the process of risk management, plans and verifies the impact of decisions implemented, evaluates and approves hedge alternatives, tracks and monitors the levels of exposure to risk and the compliance with the policy, monitors the performance of the hedging transactions through reports and evaluates stress scenarios to be applied in transactions, cash flow and indebtedness of the Company in accordance with the established policy.

The Risk Policy does not allow management to enter into leveraged derivatives transactions, and determines that hedging transactions are to be limited up to 2.5% of the Company’s shareholders’ equity.

The transactions are recorded and updated in the operating system, with proper segregation of duties, and validated by back-office and monitored daily by the treasury department.

Considering that the purpose of the transactions is to reduce risks and uncertainties to which the Company is exposed, the results achieved in 2009 were considered satisfactory.

As allowed by the CVM Deliberation No. 566/08, the Company applied hedge accounting for its derivative instruments classified as cash flow hedges, as established in its policy of financing risk management. The cash flow hedge is used to protect the exposure over volatility on the cash flow that (i) is related to a specific risk associated with a recognized asset or liability; (ii) a high probable transaction; and (iii) could affect profit and losses.

The subsidiary Sadia financial policy establishes that risk must be controlled by the Risk Management, through the identification of exposures and risk factors through the value at risk – VAR. The VAR methodology is monitored by the Finance Committee and executive management, which is responsible to determine the risk management strategies according to the financial policy approved by the Board of Directors.

The purpose of the financial policy is to establish a threshold for the use of financial instruments, to protect the assets and liabilities exposed to exchange rate variation and interest, as well as, establish limits to operate with financial institutions. The policy compliance is under financing, administration and information technology directors’ responsibility.

Interest rate risks management:

Interest rate risk is the risk whereby the Company may incur economic losses dueto adverse changes in interest rates, which may be caused by factors related tocrisis of confidence and / or monetary policy change in domestic and foreignmarkets, etc. This exposure to interest rates risk relates mainly to changes in the market interest rates affecting the Company’s assets and liabilities indexed to LIBOR, TJLP, UMBNDES or to the CDI interest rates in addition to any positions prefixed in any of the indexes above mentioned that may cause unrealized losses and / or realized (early settlement) arising from the determination of fair market value (marking to market).

The Company’s Risk Policy does not restrict the exposure to different interest rates and does not establish limits between pre and post fixed rates.

The primary objectives of the Risk Policy are to minimize the costs of debt service and optimize income from applications/investments. For that, the Company continually monitors the market interest rate with the purpose of evaluating the eventual necessity of entering into derivative transactions to protect itself against the volatility risk of these rates. These operations are characterized primarily by swap exchange rate contracts, which changes a floating rate to a fixed rate and vice-versa, and which were accounted for using hedge accounting by the Company.

The Company seeks to manage a stable relationship with its short and long term debt position, maintaining a higher proportion in the long term. In addition, the Company has floating and fixed interest rate date that in conjunction with the debt positions minimize exposure to risks.

The debt is indexed, essentially, to the LIBOR, fixed coupon (R$ and USD), TJLP and UMBNDES rates. The occurrence of adverse changes in the market that results in the increase of LIBOR, also increases the cost of capitalized rate debt and, on the other hand, the cost fixed interest rate debt is reduced. The same consideration is also applicable to TJLP.

The Company’s financial assets are principally indexed to the CDI on the domestic market operations and fixed coupon (USD) on the foreign market operations. If an increase in the CDI occurs, the results become favorable while a decrease in the CDI would in unfavorable results.

The following table summarizes the changes in interest rates and the impact to the Company:

Interest Risk Pre-fixed Interest					Risk Post-fixed
Rate	Exposure	Variation	Impact	Rate	Exposure	Variation	Impact
CDI	Assets	+	-	CDI	Assets	+	+
CDI	Assets	-	+	CDI	Assets	-	-
CDI	Liabilities	+	+	CDI	Liabilities	+	-
CDI	Liabilities	-	-	CDI	Liabilities	-	+
Libor/Cupom USD	Assets	+	-	TJLP	Liabilities	+	-
Libor/Cupom USD	Assets	-	+	TJLP	Liabilities	-	+
Libor/Cupom USD	Liabilities	+	+	Libor	Liabilities	+	-
Libor/Cupom USD	Liabilities	-	-	Libor	Liabilities	-	+

The recent global economic crisis caused severe reduction in international interest rates, with LIBOR reaching low rates as compared to its historical rates. This scenario provided: (1) a reduction in Company’s financial costs, a significant part of which were at interest rates based upon LIBOR and (2) an opportunity for the Company to fix the rate of part of its indebtedness.

As a result of the decline in the interest rate (SELIC) during the first semester of 2009 and its further maintenance, the interest costs of liabilities linked to CDI were reduced. Part of this improvement was offset by a decrease in financial income from marketable securities.

The results obtained with regard to the objectives of the Company related to interest rate exposure were fully realized for the year ended December 31, 2009.

Exchange risk management

Exchange rate risk is the risk that changes in foreign currency exchange rates may cause the Company to incur losses, leading to a reduction in assets or na increase in liabilities. The Company’s primary exposures to foreign currency exchange variations are those of the U.S. dollar, Euro and Sterling Pound against the Real.

The objectives of the Company’s Risk Policy are to hedge its exposure to foreign currencies through balancing its non-Real denominated assets against its non-Real denominated liabilities, in order to protect its balance sheet. Therefore, the Company operates in the over-the-counter (SWAP) and future (BM&F) markets.

The subsidiary Sadia does not have any open derivative positions as of December 31, 2009.

i) Foreign currency exposure balances:

Assets and liabilities denominated in foreign currencies are shown below:

	Parent Company		Consolidated
	12.31.09	12.31.08	12.31.09	12.31.08
Cash, cash equivalents and financial investments	185,236	133,828	2,133,943	1,400,476
Trade accounts receivable – third parties	35,802	296,637	657,020	-
Receivables from subsidiaries/ related companies	718,665	755,994	-	-
Contracts of exchange rates (swaps) - nominal value	(78,803)	(24,000)	(78,803)	826,450
Contracts for future U.S. dollars - face value	122,751	-	122,751	397,409
NDF contracts - face value **	-	-	(211,268)	-
Loans and financing	(1,309,416)	(1,078,902)	(4,520,223)	(4,137,951)
Other operating assets and liabilities, net *	(979,784)	(743,638)	(5,091)	154,732
	(1,305,549)	(660,081)	(1,901,671)	(1,358,884)
Exposure in foreign currency exchange rate in R$	(1,305,549)	(660,081)	(1,901,671)	(1,358,884)
Exposure in foreign currency exchange rate in US$	(749,799)	(282,448)	(1,092,162)	(581,465)

(*) Refers mainly to the purchase of inventory and trade accounts payable.

(**) Transactions not designated as hedge accounting, impacting the financial result and not the shareholders equity.

The Company’s exposure in the amount of US$1,092.2 as of December 31, 2009, is within the limit established by the Risk Policy.

In addition, the Company’s Risk Policy aims to protect operating income and costs that involved transactions arising from commercial activities, such as estimates of exports and purchases of raw materials. For this, the Company uses protection instruments, approved by the Risk Policy, focusing on the protection of forecasted cash flow denominated in foreign currency.

On December 31, 2009, the Company had non-deliverable forward (“NDF”) operations in the amount of US$446.0, designated as hedge accounting. The increase in Company´s NDF’s position is due to the budgeted cash flow of Sadia and its subsidiaries.

In order to follow the Risk Policy, the Company conducts daily monitoring, through reports issued by the treasury department financial area and validated by the operational support area (back office), of cash-flow needs and foreign exchange exposure.

ii) Financial instrument balances designated as cash flow hedge accounting:

The position of derivatives outstanding as of December 31, 2009, 2008 and 2007 is as follows:

					Consolidated 12.31.09
					Reference
	Object of				value	Market
Instrument	protection	Maturity date	Receiving	Payable	(notional)	Value (1)
NDF	Exchange rate	Until 1/6/2010	8.39% p.y.	US$	786,667	20,918
NDF	Exchange rate	Until 1/6/2010	6%p.y.	US$	211,268	2,721
		From 01/2010 to
Swap	Exchange rate	07/2013	US$ + 7%	76% of CDI	56,112	279
Swap	Exchange rate	12/2009 to 09/2011	118.5% of CDI	US$ + 83% CDI	86,144	2,465
			US$ + LIBOR 3M +
Swap	Exchange rate	Until 12/2011	3,83%	97.83% of CDI	330,750	(51,190)
			US$ + LIBOR 3M +
Swap	Interest Rate	Until 08/2012	1.76%	US$ + 4.74%	146,362	(4,712)
			US$ + LIBOR 6M +
Swap	Interest Rate	Until 08/2013	0.70%	US$ + 3.77%	838,762	(24,741)
			US$ + LIBOR 12M +
Swap	Interest Rate	Until 11/2012	0.71%	US$ + 3.69%	198,025	(5,262)
Future Contract	Exchange rate	Until 02/2010	US$	R$	122,751	20
TOTAL						(59,502)

					Consolidated 12.31.08
					Reference
	Object of				value	Market
Instrument	protection	Maturity date	Receiving	Payable	(notional)	Value (1)
Swap	Interest Rate	Until 07/2009	9.31% p.y.	93.72% of CDI	11,944	(52)
		From 01/2009 to
Swap	Exchange rate	09/2009	US$ + 4.75%	100% of CDI	613,802	60,530
Swap	Exchange rate	2/2009	16,09% p.y.	US$	8,364	(2,871)
		From 07/2009 to
Swap	Exchange rate	12/2010	US$ + 7%	76% CDI	56,112	5,691
		From 03/2009 to
Swap	Exchange rate	09/2011	118.5% CDI	US$ + 83% CDI	86,144	(19,084)
		From 04/2009 to	US$ + LIBOR 6M +
Swap	Exchange rate	01/2013	3.61%	96.67% CDI	215,495	(31,573)
		From 02/2009 to
Swap	Interest rate	08/2013	US$ + 4.08 % p.y.	US$ (LIBOR) + 0.62%	554,152	(34,976)
		From 01/2009 to
Swap	Exchange rate	02/2009	US$	US$	51,147	7,682
		From 01/2009 to
NDF	Exchange rate	06/2009	15.31% p.y.	US$	382,881	(37,431)
		From 02/2008 to
NDF	Exchange rate	03/2009	13.52% p.y.	Euro	26,649	(5,310)
Future contract	Exchange rate	Until 02/2009	US$	R$	327,529	(10,107)
TOTAL						(67,501)

(1) The market value methodology adopted by the Company is marked-to-market (“MTM”), which consists of determining the future value based on contracted terms and determining the present value based on market yield rates, obtained from Bloomberg and BM&F.

The Company entered into swap operations, NDF and future contracts with the objective of minimizing the effects of changes in exchange rates and to protect against changes in interest rate variations.

The Company believes that the results obtained from these derivative transactions are in line with the Risk Policy adopted by the Company.

5.2. Company's market risk management policy, including goals, strategies and instruments

                a. risks to hedge

                b. hedging strategy

                c. hedging instruments

                d. risk management parameters

                e. if the Company uses financial instruments with diverse hedging purposes and which are those purposes

                f. organizational risk management control structure

                g. adequacy of operating structure and internal controls to verify the efficiency of the policy adopted

FINANCIAL RISK MANAGEMENT POLICY

APPROVED on 20/05/2010

[page numbers reflect Portuguese version]

SUMMARY

1. OBJECTIVE	4

2. PRELIMINARY PROVISIONS AND GOVERNANCE	4

2.1 FINANCIAL RISK MANAGEMENT COMMITTEE	5
DUTIES	7
2.2.1 BOARD OF DIRECTORS	7
2.2.2 FINANCE AND STRATEGY COMMITTEE	7
2.2.3 BOARD OF EXECUTIVE OFFICERS	7
2.2.4 FINANCIAL RISK MANAGEMENT COMMITTEE	7
2.2.6 INDEPENDENT CONSULTANT	8

3. MARKET RISK	8

3.1 RISK FACTORS	8
3.2 CURRENCY RATE EXPOSURE	9
3.2.1 SOURCE OF EXPOSURE	9
3.2.2 RISK CONTROL POLICY	11
3.3 COMMODITIES EXPOSURE	12
3.3.1 SOURCE OF EXPOSURE	12
3.3.2 RISK CONTROL POLICY:	13
3.3.3 CALCULATION AND CONTROL OF RISK:	14
3.4 LIVE CATTLE EXPOSURE	15
3.4.1 SOURCE OF EXPOSURE	15
3.4.1.1 CATTLE FORWARD PURCHASES	15
3.4.1.1.1 POLICY AND RISK CONTROL	15
3.4.1.2 CONTRACTING CONFINEMENT OF COMPANY CATTLE	16
3.4.1.2.1 POLICY AND CONTROL OF RISK OF COMPANY CATTLE:	16
3.4.1.3 SPOT CATTLE PURCHASE	17
3.4.1.3.1 POLICY AND RISK CONTROL	18
3.4.2 SCOPE OF AUTHORITY FOR APPROVAL OF CATTLE DERIVATIVES TRANSACTIONS	18
3.5 OTHER RISK FACTORS	18

4. GENERAL CONDITIONS	19

4.1 SCOPE OF AUTHORITY	19
4.2 ELIGIBLE INSTRUMENTS	20
4.3 OPERATIONAL AND NEGOTIATION PROCEDURES	21
4.4 REPORTS	22
4.5 MANAGEMENT STRUCTURE AND FLOW OF INFORMATION	22

5. HEDGE ACCOUNTING	23
5.1 GENERAL RULE FOR ACCOUNTING OF DERIVATIVES	23
5.2 HEDGE ACCOUNTING RULES	23

6. EVALUATION OF THE POLICY	23

APPENDIX	24
I. OTHER DEFINITIONS OF SCOPE OF AUTHORITY AND LIMITS	24
II. DESCRIPTION OF ELIGIBLE INSTRUMENTS	24
III. METHODOLOGY UNHEDGED VOLUME	25

1. OBJECTIVE

                The objective of this document is to present and put in writing the financial risk management project for the BRF Group (Brasil Foods) companies, primarily focused on market risk, in accordance with best international practices and consistent with the standards defined by regulatory authorities in Brazil and abroad.

                The primary objective of hedge transaction is to protect the company against harmful fluctuations of market variables (interest rates, currency, commodity prices etc.). Therefore, hedging requires monitoring of these potential impacts. The objective of this policy is to establish guidelines and limits to guide the actions taken by the departments involved in effecting the hedge transactions, complying with the limits dictated by the Board of Directors.

2.            PRELIMINARY PROVISIONS AND GOVERNANCE

In summary, risk management at BRF can be characterized as follows:

a)    Focus:

•        Market risk;

b)   Basic principles:

•        Risk management is a process and not an isolated event, and must involve all areas of the company;

•        Implementation of this management must be led by the Board of Directors and Board of Executive Officers;

•        Risk management requires dissemination of the risk culture and routine participation of employees.

c)    Components of the financial risk management policy:

•        Definition of several decision-making levels on company operations;

•        Definition of responsibilities of each hierarchical level, as well as respective centers of authority;

•        Definition of acceptable risk limits by BRF, consistent with the tolerance for risk by its shareholders and in order to optimize risk/return relationship to be approved by the Board of Directors;

•        Implementation of the risk management process: measurement of risks, risk policy, control, information, communication and monitoring activities.

d)   Management process:

The main risk management stages are presented below:

•        Operating cash flow and debt;

•        Measurement of risks and results;

•        Preliminary analysis of the evaluation of alternatives;

•        Definition of the policy;

•        Execution, information and communication;

•        Control.

The Policy must establish a process and procedures to effect transactions aimed at protecting operating cash flow and the Company’s balance sheet against adverse price scenarios to which the transactions are indexed.

e) Organization for management of financial risks:

The risk management process must be conducted by the Financial Risk Management Committee, which is under the duty to evaluate processes and procedures and propose better alternatives when applicable. Furthermore, this committee has the power to veto transactions that in its view are not suitable for BRF at the time in which they are evaluated.

2.1          FINANCIAL RISK MANAGEMENT COMMITTEE

The Financial Risk Management Committee shall meet monthly. When necessary, special meetings shall be held.

                The Financial Risk Management Committee may be reinforced with outside consultant to provide supplementary opinions regarding the manner in which hedge transactions are effected, in addition to providing appraisals without conflict of interest on transactions and compliance with limits.

DUTIES

2.2.1  Board of Directors

                The Board of Directors plays a fundamental role (1) in the development of a solid financial risk management structure with responsibility for approval of the Financial Risk Management Policy prepared by the Financial Risk Management Committee and (2) in the accompaniment of compliance with this policy, verifying adherence to the global established limits.

                Furthermore, it plays the role of defining “Risk Tolerance” of the organization on behalf of its shareholders.  The “Risk Tolerance” shall be defined by tolerance limits to different risks identified as acceptable.  The risk tolerance limits shall constitute the executive tool to conduct the Financial Risk Management Policy.

2.2.2 Finance and Strategy Committee

                The Strategy and Finance Committee is linked directly to the board of directors and plays a consultative role in relation to the risk management policy and the other strategic guidelines for management of financial risks and permanent accompaniment of the Financial Risk Management Committee.

2.2.3 Board of Executive Officers

                The BRF Board of Executive Officers shall take action in respect to the following financial risk management topics:

•         Evaluation of the company’s position for each identified risk, according to the guidelines issued by the Board of Directors;

•         Approval of defined action plans for alignment of risk to the defined tolerance;

•         Approval of proposed total limits and evaluation of suggestions for improvement to the Financial Risk Management Policy;

•         Approval of proposals in respect to all concepts and methodologies applied in Financial Risk Management;

2.2.4 Financial Risk Management Committee

                The Financial Risk Management Committee is the organ of the Board of Executive Officers responsible for execution of the Financial Risk Management Policy.

2.2.6 Independent Consultant

                On a monthly basis, the Financial Risk Management Committee shall collaborate the independent consultant to accompany execution of the Financial Risk Management Policy. One of the important aspects in contracting the independent consultant is the independence thereof.

3.            MARKET RISK

                This section presents some definitions in respect to the treatment to be provided to certain company flows and transactions and also the decision-making levels that will decide on each one of these.

3.1          RISK FACTORS

                BRF’s exposure to risk factors shall be defined as:

•        Primary exposures: currency exchange rate and commodity prices (Soybeans, soymeal/oil and corn);

•        Secondary exposures: other exposures arising from business, other than those specified above ( other currency exchange rates, interest rates, for example).

The secondary risk factors can be listed as below:

•        Exportation Prices;

•        Swine and bovine prices;

•        Price of fresh milk and by-products;

•        Price indices (IGPM, IPCA and INPC);

•        Interest rates (TJLP, CDI, Libor and Treasury);

•        Currency (for example, UMBND (BNDES monetary unit), BRL/HUF, BRL/JPY).

We believe Primary Exposure to be what is intuitively inherent to the risk of business. In the case of BRF, due to the business model, the most obvious exposures are the currency exchange rate, followed by soybean commodity prices, soymeal/oil and corn, as these are the main products used as raw materials in the breeding stock (birds and swine) and in production of company’s margarines. Despite the fact that these are the exposures identified as primary at this time, others may be designated as such in case they gain similar importance.

Given the importance of the primary exposures, this Financial Risk Management Policy shall dedicate sections to specifically address the control of these risks. Other exposures shall be addressed in the future by the Financial Risk Management Committee, pursuant to the model specified in the next sections.

3.2          CURRENCY RATE EXPOSURE

                This section shall specifically treat exposure to exchange rate fluctuation. The primary objectives of this section are: identify the source of this risk, define a control policy and establish limits for such exposure.

3.2.1      Source of Exposure

                Preliminarily, the exposures to which BRF is subject are defined in order to identify the source of the risk incurred by the company. Two types of exposures to currency risk will be defined.

•        Type 1 Exposure: Derived from Operating Costs and Revenue in foreign currency (involves operations derived from commercial activities, export estimates, purchase of raw materials contracted in advance and projected flows). These will be addressed in 12 month shifting time horizons;

•        Type 2 Exposure:  Derived from the market value of assets and liabilities in foreign currency (involves previously contracted transactions). This exposure generates risk on the company’s balance sheet date (quarterly).

The following table presents the consolidated type 1 exposure. It is important to note that the foreign currency exposure volume for each operating flow line throughout time is highly likely to contain a degree of uncertainty depending on the time horizon. Thus, managers for each account shall be responsible for informing the percentages of risk factors for each account (operating flow line) which will be consolidated to compute the exposure between Revenue and Operating Costs in foreign currency. The foreign currencies treated in this section are defined in item 1 of the Appendix to this Policy.

Type of Exposure	Operating Cash Flow Line	Position upon Exposure Consolidation in foreign currency (BRL/USD)
1	Foreign market customers	Asset (+)
	Corn	Liabilities (-)
Soybeans, soymeal/soybean oil
Supply Materials
Import Expenses
Resale Products
Intercompany Resale Products
Export expenses (logistics and commercial)
Maritime freight

                For type 2 exposure, basically referring to accounting exposure of the company to contracts indexed in foreign currency, the following transactions will be considered to calculate the exposure:

•        Cash flow;

•        Investments;

•        Foreign Market Accounts Receivable;

•        Inventories;

•        Other rights;

•        Financial Liabilities:

•        Suppliers.

The table below summarized these transactions.

Type of exposure	Source of Transaction	Current Transactions	Term	Position on Consolidation of foreign currency exposure
2	Financial Assets	Investments	Inventory	Asset (+)
Cash Flow
Foreign Market Customers
Inventory
Other rights
	Service of Debt (interest) and Amortizations	Prepayment
		Loans abroad	Interest up to 12 months and amortizations until maturity	Liabilities (-)
NCE
ACC
Swap
BNDES (FINEM – basket of currencies)
Third-party suppliers

        The type 1 and 2 exposures differ basically by the type of cash flow: while in the first, the flow is forecast, in the second case, the flow is contracted.

        These exposures generate a highly similar risk: the value of costs or revenue in Reais is highly probable with a certain degree of uncertainty, based on the time horizon.

     With respect to type 2, this differs further due to the issue of the maturity term.  Such exposure arises from the mark to market of company debt values and therefore gives rise to punctual exposure.  Even so, such exposure is highly relevant, as this directly impacts the company’s balance sheet.

3.2.2 Risk control policy

        In order to mitigate the risks from total exposure to fluctuation of the currency rate, specific risk control policies shall be adopted based on the exposure source, as defined in the topic above.

        In the case of type 1 exposure, the following parameters must observe:

•         Monthly calculation of the operating cash flow exposure;

•         This will encompass all operating cash flow for the 12 month horizon (shifting);

•         The hedge transactions shall be effected over the raw the monthly exposures, or rather, for positions that have natural protection only the unhedged portion will be considered;

•         Due to the uncertainty contained in the forecasted amount of revenue and costs in foreign currency, a more conservative posture will be adopted in relation to the hedge amount to effected primarily over the longest time horizon;

•         The maximum and minimum projected operating cash volumes to be hedged shall comply with the amounts (limits);

•         The authority to effect transactions targeting compliance with the stipulated limits are described in section 4 – Risk Management Process, item 4.1 – Authority;

•         For projections greater than 12 months, hedge transaction for operating cash flow cannot be effected.

•         For special accounting of hedge transactions (“Hedge Accounting”), the transactions shall be effected in respect to exposures arising from highly probable future revenues up to the specific limits defined in this policy (see Appendix).

In the case of type 2 exposure, the following parameters are observed:

•        Monthly calculation of exposure;

•        In case the limits are approaching rapidly, the calculation will be made weekly;

•        All flows will be considered, from the date of analysis until the last salary;

•        Calculation basis – projected accounting cashing and marked to market under normal scenarios (case basis) and projected cash flow under the stress scenario and marked to market under a market scenario (stress);

•        The stress scenario for currency exchange rate shall be defined by the Board of Executive Officers;

•        The market value for cash flows under both scenarios shall be calculated;

•        Control metric – deviation among the cases.

3.3          COMMODITIES EXPOSURE

This section shall specifically treat exposure to fluctuations in Soymeal and Corn commodity prices. The primary objectives of this section are to identify the source of this risk, define a control and establish limits for this exposure.

3.3.1 Source of Exposure

Preliminarily, treatment will be given to exposure arising from the soybean, soymeal/oil and corn purchase operating cash flow. These will be treated for a 12 month shifting time horizon.  The inventory and consumption of substitute products for corn will also be considered, as is the case of sorghum.

Exposure of soybean derivatives (meal and oil) will be calculated from the consumption volume to be purchased from third parties. The exposure to the company owns crushing consumption will be contemplated in soybean exposure.  The management of inventories of these raw materials will be part of this Policy. The physical inventory level will be accompanied to verify the risk built into the transaction, primarily when the unhedged volume is consumed, or in other words, upon consumption of the product in inventory even no outlay if made for payment (concept explained in Exhibit II).

3.3.2      Risk control policy

In order to mitigate the risks from total exposure to fluctuation of commodity prices, specific risk control policies shall be adopted based on the source of exposure, as defined in the previous topic. In the case of soybeans, soymeal/oil, the following parameters must be observed:

•        Monthly calculation of operating cash flow;

•        This encompasses the entire operating cash flow for the 12 month (shifting) time horizon;

•        The hedge transactions shall be effected over the raw monthly exposures, and for positions that have natural protection, only the unhedged portion will be considered;

•        Due to the uncertainty contained in the forecast of the amount to be paid, a more conservative posture will be adopted in relation to the hedge amount to be effected over a longer time horizon;

•        The maximum and minimum volume of the operating cash flow for purchase of projected soymeal and corn shall comply with the limits presented in the graphic below;

•        The scope of authority for execution of the transactions aimed at compliance with the limits stipulated are described in section 4 – Risk Management Process item 4.1 – Scope of Authority;

•        For projections greater than 12 months, operating cash flow hedge transactions may not be effected.

Specifically, in case of unhedged consumption, the following parameters shall be observed:

•        Soybean, meal/oil and corn in inventory with prices set and to be set in tons;

•        Balances of soybean, meal/oil and corn receivable orders in tons;

•        Forecast consumption of soybeans, meal/oil and corn in tons;

•        Derivative positions in soybeans, soymeal/oil and corn in tons;

•        Monthly calculation.

Thus the following limits shall be considered:

•        Limit up to 30 days – Approval of the Board of Executive Officers.

•        Limit greater than 30 days – Approval of the Board of Directors.

3.3.3 Calculation and Control of Risk

In the calculation of operating cash flow risk from soybean, soymeal/oil and corn purchase transactions the Cash Flow at Risk (CfaR) methodology shall be utilized, with the following parameters:

•        Calculation on a monthly basis;

•        Time horizon – Accrued cash flow for 6 and 12 months;

•        Confidence Level – 95%;

•        Series of prices for calculation of volatilities:

•        Soybeans, soymeal/oil – price of first maturity of future contract negotiated on CBOT;

•        Corn – price index built with prices from the five primary markets for negotiating corn in Brazil (Mato Grosso, Santa Catarina, Rio Grande do Sul, Goiás and Paraná)1  considered for expected (volume) projected purchases by the Company (12 months) in each one of the respective markets.

________________________

1 Data Sources - Safras e Mercado.

3.4     LIVE CATTLE EXPOSURE

This section specifically treats exposure of transactions linked to the Bovine Division, the primary risk factor of which is the price of Live Cattle. The main objectives of this section are to identify the source of this risk based on the business modality, define a control policy and establish limits for this exposure.  It is important to note that in contrast to prior section, the business model for Bovines involves both the point of purchase and point of sale (in respect to Live Cattle derivative transactions negotiated on the BM&F (São Paulo Mercantile and Futures Exchange),which are considered to both have the same risk factor.

3.4.1      Source of Exposure

Exposure to live cattle is directly linked to different business models within the scope of the Bovines Division. The following modalities are contemplated in this Policy: (a) Live Cattle Forward Purchase, (b) Contracting Confinement for Company Owned Cattle, (c) Contracting of Cattle Confinement with partner and (d) Spot Cattle Purchase.  We will address each on the modalities separately, given the differences in source and inherent risks. However, the consolidated position of all modalities may be visualized as described below in item 3.4.4.

3.4.1.1 Cattle Forward Purchases

The primary objective of the Cattle Forward Modality is to ensure scale during the off cattle season, negotiated with the stock breeders.  This, in turn, tends to dilute fixed costs of the industry during the off season, as there is no significant change in the scale of cattle slaughter. Therefore, this does not constitute a strategy focused on price. For this reason, the company is interested in maintaining the point of purchase and point of sale (naturally fluctuating) at fluctuating prices. Thus, no price view is assumed and the use of derivatives serves basically to ensure this situation, as will be seen below.

3.4.1.1.1              Policy and Risk Control:

In order to mitigate the risk generated by Cattle Forward Purchases at a fixed price and to guarantee strategy alignment, it is determined that:

▪        the long position in the Cattle Forward Purchase at fixed prices shall be duly hedged by the short position of the Live Cattle derivative on the São Paulo Mercantile and Futures Exchange (BM&F), except as concerns the current month at time, for the reasons mentioned in item 3.4.4.

▪        Given that there is a seasonality factor between the months, which can prejudice the correlation between one maturity and another, it is recommended that the maturities of Cattle Forward Purchase contracts and the short position for Live Cattle derivatives (BM&F) have similar maturities, observing the liquidity conditions in futures contracts, which have liquidity restricted for some maturities. In these cases, a short position must be assembled in the derivative contract that has liquidity with maturity closer to the Cattle Forward purchase contract.

▪        The Live Cattle (BM&F) long position is subject to daily changes and therefore must be calculated in the Var (Value at Risk) calculation defined in item 3.5 – Risk and Liquidity.

▪        Transactions may not be effected under the Cattle Future modality for a term greater than 12 months.

▪        The scope of authority to approve cattle derivatives transactions is defined in item 3.4.2

3.4.1.2 Contracting Confinement of Company Cattle

There are two cattle confinement modalities: confinement of company owned cattle and confinement of partner’s cattle.

The modality for confinement of company owned cattle involves the purchase of feeder cattle with the primary objective of ensuring scale, reducing costs and ensuring quality. The strategy is based on the condition that today’s price of Feeder Cattle added to the respective costs involved during the fattening period are equal to or less than the sale price of Live Cattle in the future. Thus, the profitability desired will be guaranteed and the objective achieved.

3.4.1.2.1              Policy and Risk Control of Company Cattle:

In order to mitigate the risks generated by the Cattle for Confinement Purchase modality and to ensure alignment of the strategy, it is determined that:

▪       The long position for the modality Company Owned Cattle for Confinement Purchase shall be duly hedged with the short derivative position on the BM&F, except for the current month at the time for the reasons mentioned in item 3.4.4.

▪       Given the restrictions on liquidity of futures contracts open at BM&F, it is necessary that the purchase batches of Company Owned Cattle are staggered, permitting  sufficient market liquidity to make the respective short position in Live Cattle operational for the BM&F Treasury Desk.

▪      Given the factor of seasonality among the months, which can prejudice the correlation between one maturity and another, it is recommended that maturity of the futures contract negotiated be aligned with the month of the slaughter schedule. In case there is a lack of liquidity for a certain month, a short position in the derivative that adequate liquidity with maturity closer to the month of the slaughter schedule must be assembled.

▪        The Live Cattle derivative (BM&F) short position is subject to daily changes and therefore must be contemplated in calculation of the VAR (Value at Risk) defined in item 3.5 – Liquidity Risk.

▪        The scope of approval authority for cattle derivatives transactions are defined in item 3.4.3.

3.4.1.3 Spot Cattle Purchase

Spot Cattle is defined as the modality for negotiation of live cattle ready for delivery. As from the moment of delivery, slaughter generally occurs within 15 days. The primary purpose of this modality is to capture the aggregate value generated from the slaughter and subsequently from the sale of cuts of meat. This is because costs relative to the purchase of Live Cattle added to slaughter and distribution costs are generally less than the revenue generated from the sale of cuts of meat.

The primary characteristic of this modality is the fact that there are fluctuating prices both at the point of purchase and the point of sale, as the price is not fixed in advanced at either points. In the period between the purchase of Live Cattle  and sale of the respective meat (cut of meat) there is exposure to risk, given that only the point of purchase has a fixed price (known), while the price at the point of sale still fluctuates (unknown). Furthermore, there is no financial instrument that can mitigate the risk in respect to the cuts of meat. However, this is considered to be a risk inherent to the business and therefore acceptable by the Bovines Division and by the company.

3.4.1.3.1              Policy and Risk Control:

For the Spot Cattle Purchase modality there will not be a pre-defined policy, as it is understood that this consists of a transaction solely with risks inherent to the business, as described above. Furthermore, the Spot Cattle purchase transaction does not involve derivative transactions.

3.4.2      Scope of Authority for approval of Cattle Derivatives Transactions

Every transaction form containing the details of the derivative transaction effected shall contain at least two signatures.

3.5 OTHER RISK FACTORS

This section treats transactions for which there is no determined standard , which obligates BRF to make an individual analysis of these risks.

In order to effect a transaction that is not within the standards defined in the previous items, the following procedure must be observed:

▪        Presentation of the transaction in a regular meeting of the Financial Risk Management Committee or, as the case may be, only to signatory members of the Committee;

▪       Detailing of the transaction for signatory members of the Financial Risk Management Committee, involving the following points: calculation of the transaction’s market value, exposure generated by the transaction, potential losses and gains and description of the contract to be signed with the counter-party;

▪        The signatory members of the Financial Risk Management Committee shall evaluate such transaction by the vote of all the participants. The decision shall be taken only unanimously, and shall necessarily involve the Finance and Investor Relations Officer in case of disagreement;

▪        In case the transaction is effect, the same controls shall be applicable. The limits for such transactions shall be recommended by the Board of Executive Officers and approved by the Board of Directors.

4.            GENERAL CONDITIONS

Hedge transactions may only be effected if they do not extend, as a whole (transactions in portfolio1  + new transactions), beyond the limits established. The Financial Risk Management Committee shall pay special attention to the entirety of the hedge transactions in case the variables are close to any of their limits. Any failure to comply with the limits must be informed immediately to the Finance Officer followed by a plan for reestablishing the limits to be presented to the Board of Executive Officers which will decide, if it is necessary, to submit such transaction to the Board of Directors.

By virtue of settlement and maturity of derivative and non-derivative transactions in the current month at the time of analysis (intermonth), the minimum limit for this month shall not be considered due to natural adjustments made to adapt to the limits from one month to the other. In calculating exposures, the derivative whole + the underlying asset must always be considered (Operating Cash Flow or accounting position, both net). In case of VaR, the basic objective of which is to control adjustments, only exchange derivatives (with daily adjustment) and transactions involving derivatives that can be settled in advance by tactical decision of the Financial Risk Management Committee shall be considered.

It is important to note that in case there are structural facts that influence exposures (e.g. raising of new capital, prepayments, changes in raw material purchases and sales etc.), the limits may be reviewed to take into account the new reality.

.

4.1 SCOPE OF AUTHORITY

The scope of authority for agents in the areas operating in the markets must be defined, aimed at fitting exposures to the limits stipulated by the hedge transactions execution and risk management policy.

▪  Change in Policy: Board of Directors.

▪  Eligible Instruments: Board of Directors.

▪  Unhedged consumption greater than 30 days: Board of Directors.

▪  Unhedged consumption of up to 30 days: Board of Executive Officers.

▪  Strategic definition of risk management: Financial Risk Management Committee.

▪  Resolution to effect hedge transactions aimed at fitting within the hedge limit – range between the low limit and medium limit: Financial Risk Management Committee.

▪  Resolution to effect hedge transactions aimed at fitting within the hedge limit – range between medium limit and high limit: Board of Executive Officers.

▪  Alternative to hedge transactions: Financial Risk Management Committee.

▪   Instruments for hedge transactions: Analysts/Dealers, based on the alternatives approved by the Financial Risk Management Committee.

▪  Effectuation of transactions: Analysts/Dealers, provided that in compliance with the limits and guidelines established by the Financial Risk Management Committee.

The Financial Risk Management Committee may decide on transactions with the following scope of authority, provided there is compliance with the limits established in this policy:

▪  Individual contract: maximum 2.5% (two point five percent) over Company’s Shareholder Equity per hedge instrument calculated daily;

▪  Transactions above 1.5% (one point five percent) over Shareholder Equity shall be approved by the Finance Officer together with the Chief Executive Officer.

For calculation of the limits above, the Shareholder Equity considered shall be the most recent disclosed to the market. Furthermore, roll-over Dollar futures contracts effected on the São Paulo Mercantile and Futures Exchange  (BM&F) and interest rate hedge contracts (“rate swaps”) aimed at optimizing the cost of debt are excluded from these limits. The daily increase in position of the Dollar futures contracts on the BM&F shall comply with the limits on scope of authority defined in this policy.

4.2          ELIGIBLE INSTRUMENTS

The derivatives instruments eligible for implementation of the hedge transactions are:

▪  Swap Contracts (BM&F and CETIP);

▪  Currency Forward Contracts (NDF);

▪  Currency futures contract (BM&F);

▪  Soymeal futures contract (CBOT);

▪  Soybean Oil futures contract (CBOT);

▪  Soybean futures contract (CBOT);

▪  Corn futures contracts (BM&F and CBOT);

▪  Purchase and Sale of call and put option without leverage;

▪  Commercial Operations.

Structures using the purchase and sale of options are permitted provided that there is not receipt of a net premium and the number of calls and puts are equal (without leverage).

The sales of options are permitted provided that these are to settle previously purchased positions, or rather, unhedged options are prohibited. The effectuation of any transactions that are not linked to ongoing transactions and not in the format stipulated by the Financial Risk Management Policy are prohibited. Transactions not listed as eligible instruments may be effectuated upon advance approval by the Board of Directors.

4.3          OPERATIONAL AND NEGOTIATION PROCEDURES

The aspects in respect operational and negotiation procedures for the transactions to be effectuated are described.

•        Must be technically prepared to value the instruments selected based on the market risk mitigation policy. The pricing models shall be made available to the audit areas and duly documented.

•        The derivatives selected among the permitted group (eligible instruments) shall be best suited to market conditions (cost) and mitigate the exposure to risk. The respective departments shall certify that the transactions are structured in accordance with fair market parameters (prices). It is recommended that all materials (documents, spreadsheets, quotations and others) be prepared for selection of the hedge derivative are duly documented and are at all time available to the Department.

•        All transactions effectuated shall be quoted with at least 3 (three) financial institutions when possible. These quotations/offers shall be properly filed (e-mails, fax, telephone recordings and others) and available at time to the Financial Risk Management Committee. In case only one financial institution offers the derivative necessary to effect the hedge, such fact shall be adequately justified and communicated to the Risk Committee.

•        All the parameters necessary to effectuation and calculation of the transaction settlements shall be contained in the offers and/or quotations prepared by the company.

The departments involved in effectuation of the transactions at the time the hedge instruments to be used are selected shall have mastery of the following information:

•        Methodology for calculation of market value (replacement value);

•        Understanding of available maturities;

•        Understanding of price and rate volatilities;

•        Methodology for taxation of instruments to be used;

•        Financial spread (margin) charged by financial institutions for contracting of the transaction;

•        Possibility of valuation by the selling financing institution daily;

•        Understanding of documentation and the contract applicable to the instrument to be contracted.

As concerns the activities in respect to pricing eligible instrument, the following guidelines shall be observed:

•        Monitoring of prices and market curves via the news agencies (Bloomberg, Broadcast, etc) and understanding of the market behavior based on research provided by financial institutions;

•         Pricing of hedge transactions (derivatives) through offers obtained by at least three financial institutions, when possible, comparing these prices with information obtained from the news wires;

•        Documentation and evidencing of transaction closings for audit purposes to be provided by the finance department.

4.4          REPORTS

The Financial Risk Management Committee shall receive consolidated reports supplement management and administration of risk exposure.

4.5 MANAGEMENT STRUCTURE AND FLOW OF INFORMATION

All information flowing between the various BRF departments shall be duly standardized to provide speed to the processing of data and generation of reports, as well as to minimize potential errors in consolidation of data in electronic spreadsheets.

The transactions shall be sent daily for generation of daily reports. For the contracts that require daily adjustments, the remittance of information shall occur shortly after market closing.

5. HEDGE ACCOUNTING

5.1          GENERAL RULE FOR DERIVATIVES ACCOUNTING

As defined in CPC (Accounting Statement Committee) Technical Statement no. 38 and CVM (Securities and Exchange Commission) Resolution No. 604, of November 17th, 2009, a derivative financial instrument shall be classified as held for trading and therefore recorded on the balance sheet as a financial asset or liability at the fair market value based on the result thereof, except if designated by the entity as a hedge instrument in an effective hedge relationship. In this case, the entity shall apply the optional hedge accounting rules (“Hedge Accounting”).

5.2          GENERAL HEDGE ACCOUNTING RULES

For entities that effect hedge transactions involving the use of derivative financial instruments aimed at Hedging a specific certain and documented risk (and some non-derivative financial instruments used to cover exchange rate fluctuation), it is possible to apply the accounting methodology referred to as hedge accounting (“hedge accounting”). This methodology ensures that impacts from the fair market value of derivatives (or other non-derivative financial instruments) used as hedge instruments are recognized in results, based on the recognition that the item is the subject of hedge. This methodology, therefore, ensures that the accounting impacts from the hedge transactions are the same as the economic impacts, in accordance with accrual method of accounting.

6. EVALUATION OF THE POLICY

The Financial Risk Management Policy shall be continuously evaluated and revised annually. The highly probable nature of exports will be revised when the Company identifies a representative change in its exports.

Special revisions shall be permitted provided that the justifications are compatible with the urgency. These revisions must also necessarily be submitted to the BRF Board of Directors, with the potential for consultation with the Board of Executive Officers.

APPENDIX

I.  OTHER DEFINITIONS OF SCOPE OF AUTHORITY AND LIMITS

Type 1 currency rate exposure (see item 3.2.1):

- BRL/USD;

- BRL/EUR;

- BRL/GBP.

Type 2 currency rate exposure converted to USD (see item 3.2.1):

- BRL/USD;

- BRL/EUR;

- BRL/GBP.

II.            DESCRIPTION OF ELIGIBLE INSTRUMENTS

In this Appendix, each one of the eligible instruments for the transactions mentioned in the Financial Risk Management Policy is described briefly.

The futures contracts usually negotiated on the BM&F are contracts that permit the holder thereof to fix a price for a determined asset on a future date. The settlement thereof is financial: the holder shall pay (or shall receive) the difference between the price observed on the maturity date and its contracted price.

These contracts require deposit of a margin in guarantee, and are adjusted daily, which obligates the holder to make available a certain amount of cash to honor these obligations up to the contract maturity date.

Options are contracts that guarantee the holder the right to purchase (or sell) a certain asset on (or up to) a certain date, at a fixed price. Although these are less liquid than future contracts, these instruments have the advantage of not being adjusted daily – the payment of the difference is made only upon transaction termination.

A swap contract is a contract to swap profitability of indices: the holder receive the variation of a certain index, and pay the variation of another index. Therefore, there is an expectation to obtain protection against potential differences between the variation of these indices.

Recently, many banks have developed highly complex instruments that designated as swaps. It is important that care be taken with this type of transaction, as these generally involve option in their structure and can lead to unexpected results.

NDF – Non-deliverable forward – is a contract in which the future price of a certain asset is fixed to a pre-established date. On the transaction maturity date, the holder pays (or receives) the difference between the price fixed and the market price.

III.          METHODOLOGY – UNHEDGED VOLUME

•        We will describe below the methodology for the individual calculation of the unhedged volume for the soymeal and corn commodities,

Where: VD – Unhedged Volume of the commodity in days;

Est1 – Inventory of the commodity at fixed prices in tons;

Est2 – Inventory of the commodity at fixed prices in tons;

Saldo (Balance)  – Sum of 12 months balance of receivable orders for the commodity in tons;

Derivativos (Derivatives) – Sum of 12 months of commodity derivatives positions in tons;

Consumo (Consumption) – Standard mathematical average for the 12 months of consumption forecast for the commodity in tons.

Negative values will not be considered for unhedged volume, as this represents total inventory volume [(Est1 – Est2) + balance + derivatives] greater than the average forecast consumption.

It bears note that for consolidation of the derivatives position, in case options contracts are used, these will be consolidated via the option contract’s delta.

5.3. Significant changes in main market risks to which the Company is exposed or the risk management policy adopted in the last fiscal year

There were not major changes in the market risks to which the Company is exposed, neither in the Risk Policy adopted by the Company.

5.4. Other material information

All relevant information was included in the preceding items.

6. Company’s Overview

6.1. Company’s Organization/ 6.2. Duration Period/ 6.4. Company’s date of registration with CVM as a publicly-held company

Company's Foundation	18/08/1934
Type of Company	Publicly traded Company
Country	Brazil
Duration Period	Indetermined
Registration at CVM	24/06/1997

6.3. Brief Company’s history

BRF-Brasil Foods S.A. is a publicly held company in Brazil and is, therefore subject to the requirements of the Brazilian Corporation Law and the rules and regulations of the CVM.

We were founded by the Brandalise and Ponzoni families in 1934 as Ponzoni, Brandalise e Cia, in the southern State of Santa Catarina and remained under the Brandalise family’s management until September 1994. In 1940, we expanded our operations from general trading, with an emphasis on food and food-related products, to include pork processing. During the 1950s, we entered the poultry processing business. During the 1970s, we broadened the distribution of our products to include export markets, starting with Saudi Arabia. From 1980 through 1990, we expanded our export markets to include Japan in 1985 and Europe in 1990. We also undertook a series of acquisitions in the poultry and pork processing business and made investments in other businesses.

From 1990 through 1993, we suffered substantial losses because of increased financial expenses, underinvestment in product development, limited capacity and modest marketing of our products. By September 1994, we faced a liquidity crisis, as a result of which the Brandalise family sold their interest in our company, consisting of 80.68% of our common shares and 65.54% of our preferred shares, to eight pension funds:

• PREVI-Caixa de Previdência dos Funcionários do Banco do Brasil, or “PREVI,” the pension fund of employees of Banco do Brasil S.A.;

• Fundação Telebrás de Seguridade Social-SISTEL, or “SISTEL,” the pension fund of employees of Telecomunicações Brasileiras S.A.-Telebrás;

• PETROS-Fundação Petrobras de Seguridade Social, or “PETROS,” the pension fund of employees of Petróleo Brasileiro S.A.-Petrobras;

• Real Grandeza Fundação de Assistência e Previdência Social, or “Real Grandeza,” the pension fund of employees of Furnas Centrais Elétricas S.A.-Furnas;

• Fundação de Assistência e Previdência Social do BNDES-FAPES, or “FAPES,” the pension fund of employees of Banco Nacional de Desenvolvimento Economico e Social-BNDES;

• PREVI-BANERJ-Caixa de Previdência dos Funcionários do Banerj, or “PREVI-BANERJ,” the pension fund of employees of Banco do Estado do Rio de Janeiro S.A.;

• VALIA-Fundação Vale do Rio Doce, or “VALIA,” the pension fund of employees of Companhia Vale do Rio Doce; and

• TELOS-Fundação Embratel de Seguridade Social, or “TELOS,” the pension fund of employees of Empresa Brasileira de Telecomunicações-Embratel.

Upon acquiring control of our company, the eight original pension funds hired a new team of executive officers who restructured management and implemented capital increases and modernization programs. Our new management engaged in a corporate restructuring, disposed of or liquidated non-core business operations and improved our financial structure.

Five of the eight original pension funds remain our shareholders, TELOS and PREVI-BANERJ sold all of their shares in our company in 2003 and October 2007, respectively. Real Grandeza sold its shares in 2008 and 2009.

On March 6, 2006, the Pension Funds entered into a shareholders’ voting agreement related to the common shares they, directly or indirectly, held at the date of its first amendment executed on April 12, 2006, which represented 49.0% of our common shares. We no longer have outstanding preferred shares following our April 2006 share reclassification. As of December 31, 2009, the Pension Funds, directly or indirectly, held 28.0% of our common shares.

In May 2009 was celebrated an Association Agreement between Perdigão and Sadia which resulted in the creation of BRF Brasil Foods S.A.

This association, one of the year’s main operations in the capital market, has established itself as a lasting mark on the Brazilian and world food industry.

The initial step of the process which culminated in the creation of the largest global proteins company by market capitalization was the change in corporate denomination from Perdigão to BRF – Brasil Foods S.A. and the Company’s registered offices moving from São Paulo (SP) to Itajaí (SC).

The well-succeeded corporate structuring by merger of shares was realized in two stages: the first one took place in July, when it was incorporated the shares from HFF Participações S/A, which hold most of Sadia’s common shares. In August, the second stage of unification was concluded with the incorporation of common and preferred shares from Sadia by BRF.

The Company’s bylaws were amended in line with BRF’s good corporate governance practices, culminating in the new structure for the Board of Directors, presided by two co-chairmen.

The market’s positive reaction to the new Company was manifested in the success of the primary share offering amounting to R$ 5.3 billion, a green shoe clause being exercised for a supplementary lot of 15% in view of strong investor interest.

Recognized for the quality of its products, its distribution network nationwide and the penetration of its brands, BRF combines the attributes of innovation, quality and reliability to become one of the most admired companies in the world.

BRF – Brasil Foods S.A. is the world’s largest exporter of poultry and the largest global proteins Company by market capitalization. In addition, it is one of the leading companies in Brazil in milk catchment and dairy product processing.

A Company on an international scale with head office in Itajaí (SC), it has 60 industrial units in Brazil and three more overseas (Argentina, United Kingdom and the Netherlands). BRF exports its products to more than 110 countries and has a product portfolio of more than 3,000 items (SKUs), distributed among the meats, dairy products, margarines, pastas, frozen meals, frozen vegetables segments, among others.

Through a broad-based and complex structure, specializing in the delivery of chilled and frozen products along a distribution chain which includes 36 distribution centers, the company is present in the households of customers nationwide as well as in Europe, Asia, Africa and the United Arab Emirates.

In the domestic market - 58% of its total sales – the Company operates under such branded names as Perdigão, Sadia, Batavo, Elegê, Chester, Rezende, Confiança, Fiesta, Wilson, Miss Daisy, Qualy, Doriana and Becel (through a strategic joint venture with Unilever) and Turma da Mônica (under license). In export markets which take the remaining 42% of the Company’s output, the leading brands are Perdix, Sadia, Hilal, Halal, Batavo, Fazenda, Borella, Corcovado and Confidence.

BRF’s shares are listed on the São Paulo Stock Exchange (BM&FBOVESPA) and the New York Stock Exchange (NYSE) through a Level III ADR program. Since 2006, the Company has also been listed on the New Market (Novo Mercado), a segment reserved for companies adhering to the strictest level of corporate governance.

BRF’s securities are also components of the Ibovespa stock index, considered the most important indicator of average price performance in the Brazilian market. For the fifth consecutive year, BRF has been included in the portfolio making up the Corporate Sustainability Stock Index (ISE), a select group of companies committed to corporate, environmental and social responsibility, besides other important indexes of BM&FBOVESPA.

6.5. Main corporate events, such as takeovers, mergers, spin-offs, merger of shares, and transfers of shareholding control, acquisitions of material assets, through which the Company or any of its subsidiaries or affiliates has undergone, describing:

                a. the event;

                b. main business terms and conditions;

                c. companies involved;

                d. effects arising out of the transaction on shareholding composition, in particular on the controlling shareholders’, shareholders holding over 5% of the share capital and the Company’s officers’ and directors’ stake;

                e. shareholding composition before and after the transaction

On November 28 2007, we acquired for a cash payment of R$ 155.0 million the remaining 49% stake in Batávia’s capital stock, Batávia becoming a wholly owned subsidiary. This disbursement was entirely from the Company’s own cash generation. Batávia accounts for about 11% of our consolidated sales. Its results had already been fully incorporated into our consolidated figures, the minority stake being recognized accordingly.

At the end of 2007, Perdigão S.A successfully concluded a primary offering with the issue of 20 million new shares at a price of R$45.00 per share. Ratification and paying-in of funds of R$900.0 million took place on December 18, 2007, priority being given to the settlement of the cash portion of the Eleva acquisition. On January 14, 2008, as a result of the demand for the offering, the over-allotment option was partially exercised, we issued additional 744,200 shares, at the same price in the amount of R$33.5 million, the capital stock increased to R$2,500 million, represented by 186,701,352 common book-entry shares.

On January 2 2008, we acquired Plusfood, a meat processing company with three industrial units in Europe (The Netherlands, United Kingdom and Romenia), for R$ 45 million plus outstanding debt. The Management of this company was merged with the Perdix Business Unit, responsible for our export market activities.

On February 21 2008, we concluded the Eleva operation amounting to approximately R$ 1.7 billion, R$ 764.6 million (46% of the operation) representing a cash payment to Eleva Alimentos’ shareholders in January and February 2008, the remaining stake of 54% being incorporated into Perdigão S.A. The latter corresponds to the portion of the operation involving the exchange ratio in the proportion of 1 new Perdigão share for 1.74308855 Eleva shares, resulting in the issuance of 20.2 million new shares and the transformation of Eleva into a wholly owned subsidiary of Perdigão. Eleva’s commercial operations have been transferred to the meat and dairy products Business Units, domestic and export markets. As a result, our outstanding share capital was increased to R$3,445,042,795.00, represented by 206,958,103 common shares, without par value (of which 430,485 were common shares held in treasury).

On April 2 2008, Perdigão acquired Cotochés, a traditional industry in the dairy products segment in the state of Minas Gerais. The investment totaled R$ 54 million, plus the assumption of R$ 15 million in debt. The company reported sales of about R$ 180 million with two industrial plants in the municipalities of Ravena and Rio Casca in the east of the state of Minas Gerais. The company currently processes 380 thousand liters/day of milk although it has an installed capacity for 600 thousand liters/day. In addition to these two municipalities, there is a milk catchment deposit in Teófilo Otoni. The company currently employs 500, at the same time creating approximately two thousand indirect jobs.

On July 8, 2009, a shareholders’ meeting approved the merger of all shares issued by HFF into our assets, the conversion of HFF into a wholly-owned subsidiary of the Company and the capital increase of BRF, upon contribution of 226,395,405 shares issued by HFF, based on the economic value of such shares, in the amount of R$1.5 billion by issuing 37,637,557 new common shares all nominative and will no par value, at an issuance price of R$39.40 per share. As a result our capital stock increased to R$4,927,933,697.75.

On July 21, 2009, a Board of Directors meeting approved an increase in our capital stock within the limits of the authorized capital in the amount of R$4.6 billion, to R$9,527,933,697.75 through the issuance of 115,000,000 common shares, all book entry and with no par value, through a primary public offering in Brazil, in the non-organized over-the-counter market, and in the overseas market, including shares in the form of American Depositary Shares evidenced by American Depositary Receipts.

On August 18, 2009, a shareholders’ meeting approved the merger of all common and preferred shares issued by Sadia into the Company, and approved the capital increase of the Company, upon the conversion of 25,904,595 common shares and 420,650,712 preferred shares issued by Sadia, based on the equity value of such shares, in the amount of R$2.3 billion through the issuance of 59,390,963 new registered common shares, with no par value, at the issuance price of R$39.32 per share, the capital, therefore, being increased R$9,527,933,697.75 to R$11,863,417,953.36.

On August 20, 2009, the Board of Directors, within the limit of the authorized capital, in connection with the exercise of the option to purchase additional shares exercised by lead underwriter, in the amount of 17,250,000 common, nominative, book-entry shares, with no par value, at the issuance price of R$40.00 per share, resulting in the increase in capital stock, within the limit of the Company’s authorized capital in the amount of R$690.0 million, representing an increase in the capital stock to R$12,553,417,953.36, represented by 436,236,623 common shares.

On March 31, 2010, the Company’s shareholders approved a one-for-one share split of the Company’s ordinary shares and a change in the ratio of ordinary shares to ADRs such that one ordinary share corresponds to one ADR. The combined effect of the share split and the ADR ratio change was that holders of ADRs received four ADRs for each existing ADR. This share split and ADR ratio change became effective on April 7, 2010 and were designed to reposition the price of the Company’s shares and the ADRs with a focus on an increase in liquidity and the interests of national and international retail investors.

On March 31, 2010, the capital stock subscribed for and paid up is R$12,553,417,953.36, represented by 872,473,246 common shares, all book entry and with no par value.

On March 31, 2010, we amended our bylaws to increase our authorized share capital to 1,000,000,000 common shares. As a result, our share capital may be increased up to that number without an amendment to our bylaws, upon approval by our board of directors, which will set the terms of the issuance, including the price and the period for payment. Any increase exceeding the authorized capital must be approved at an annual meeting of our shareholders.

Business Combination with Sadia

On May 19, 2009, we signed a merger agreement with Sadia for a business combination of the two companies. Under the business combination, Sadia became our wholly-owned subsidiary. Holders of common shares and preferred shares of Sadia received common shares of our company, and holders of American Depositary Shares representing preferred shares of Sadia received ADSs representing common shares of our company.

A number of steps of the merger were approved at separate extraordinary general meetings held on July 8, 2009 of the common shareholders of Perdigão, Sadia, and HFF, a holding company formed by the controlling shareholders of Sadia for purposes of the acquisition. As a result of these meetings:

• Perdigão changed its corporate name to BRF – Brasil Foods S.A., moved its headquarters to Itajaí in the State of Santa Catarina, and changed its certificate of incorporation so that its Board of Directors has eleven members and a co-chairman structure;

• Concórdia Holding, parent company of Concórdia Corretora (a broker-dealer owned by Sadia) and Concórdia Bank (a bank owned by Sadia), is not part of the merger and, consequently, was sold to Sadia’s shareholders before the business combination with BRF;

• holders of common shares of HFF received 0.166247 common shares of BRF for each share they held without any further action by those holders; and

• HFF became a wholly-owned subsidiary of BRF.

Additional separate extraordinary meetings of the common shareholders of Perdigão and Sadia took place on August 18, 2009. As a result of these meetings, holders of common and preferred shares of Sadia received 0.132998 common shares of BRF for each common share or preferred share, respectively, they held without any further action by those holders. In addition, Sadia became our wholly-owned subsidiary. The business combination became fully effective on September 22, 2009.

We believe the merger aligns with the strategic growth plan of the two companies in both the domestic and foreign markets and will allow BRF and Sadia to coordinate their operations. We believe that this business combination will be a positive step, by allowing the companies to generate economic synergies.

As described above, BRF amended its certificate of incorporation to expand the Board of Directors, three of whom were elected by the former controlling shareholders of Sadia and are expected to serve until the 2011 general shareholders’ meeting. The Board of Directors of BRF currently has a co-chairman structure, where neither of the co-chairmen has a casting vote in the case of a tie.

The business combination remains subject to review by the antitrust authorities in Brazil. On July 7, 2009, we entered into an agreement with the Brazilian antitrust authorities under which we agreed to ensure the reversibility of the business combination until a final decision is made by these authorities. The agreement, among other things, prevents our company and Sadia from integrating their administrative, production and commercial operations. On September 18, 2009, the Brazilian antitrust authorities authorized the coordination of the companies’ activities directed towards the export market for “in natura” meats. On January 20, 2010, the Brazilian antitrust authorities authorized our company and Sadia to jointly negotiate and acquire raw materials and services (such as grains, packaging material and “in natura” beef), although not purchases of poultry or hogs.

However, for our other activities, we continue to be subject to our reversibility agreement during the review period by the Brazilian antitrust authorities. The Brazilian antitrust authorities may decide to impose significant conditions or performance commitments on the combined company, including commitments to divest from certain businesses, risks and product lines, trademarks or production facilities.

 In Europe, analysis by the relevant antitrust authorities was a pre-condition to closing a business combination.

On June 29, 2009, the European antitrust authority formally agreed to the association as set forth in the merger agreement.

Sadia Joint Venture with Kraft

In 2008, Sadia and Kraft entered into an association agreement to form a joint venture called K&S Alimentos S.A. (“K&S”). K&S’s main purpose is to produce and distribute cheese and spreadable products, such as cream cheese and “requeijão,” a Brazilian soft cheese. Sadia and Kraft also entered into licensing agreements with K&S in 2008. Sadia has licensed its trademarks, such as “Sadia,” “S,” “Sadia Speciale,” and “Sadia Vita Light,” to K&S, and Kraft has licensed its “Philadelphia” trademark to K&S.

Stock Option Plan

On March 31, 2010, our shareholders approved a long-term stock option plan for the executive officers of BRF (the “BRF Plan”) and a long-term stock option plan for certain executive officers of Sadia S.A. (the “Sadia Plan”), in both cases contemplating newly-issued or treasury shares of BRF. The BRF Plan is a new plan, while the Sadia Plan is a migration of the stock option plan in place at Sadia prior to our business combination. The maximum number of shares of BRF to be issued under the BRF Plan and the Sadia Plan are 8,724,732 and 867,812 ordinary shares of BRF, respectively.

The maximum number of options granted under the BRF Plan may not exceed, at any time, the amount equivalent to 2% of the total number of shares issued by BRF. The exercise price of the stock options granted under the BRF Plan will be determined by our board of directors and will be equal to the average closing price of our shares on the 20 trading days preceding the execution of the stock option agreement. The exercise price is adjusted monthly based on the IPCA. The options vest in three equal annual installments beginning on the first anniversary of the grant date and expire five years after the grant date.

The maximum number of options granted under the Sadia Plan may not exceed 867,812 shares of BRF at any time. The exercise price of the stock options granted under the Sadia Plan is determined by multiplying the exercise price calculated in accordance with the prior stock option plan of Sadia by the exchange ratio of Sadia shares for BRF shares. The exercise price is adjusted monthly based on the INPC. The options vest three years after the grant date and expire five years after the grant date.

The BRF Plan and the Sadia Plan are intended to attract, retain and motivate our executives to generate value for our companies and to align their interests with the interests of our shareholders.

Ownership Breakdown (12.31.2009)

                The equity position by controlling shareholders, who are part of the voting agreement and/or  the holders of more than 5% of voting shares on 12.31.2009, is as follows:

Shareholders	Common Shares	%
Caixa de Previd. Dos Func. Do Banco do Brasil (1)	59,543,570	13.65
Fundação Petrobrás de Seguridade Social - Petros (1)	39,847,363	9.13
Fundação Sistel de Seguridade Social (1)	6,658,991	1.53
Fundação Vale do Rio Doce de Seg. Social - Valia (1)	12,999,085	2,98
FPRV1 Sabiá FIM Previdenciário (2)	4,016,602	0.92
	138,081,478	28.21

Treasury Shares	1,226,090	0.28

Others	311,944,922	71.51

	436,236,623	100.00

(1)    Pension Funds are controlled by participating employees of the respective companies.

(2)    Investment Fund held exclusively by Fundação de Assistência e Previdência Social do BNDES-FAPES. The common shares currently held by this fund are tied to the voting agreement signed by the Pension Funds.

Ownership Breakdown (05.31.2010)

                The equity position by controlling shareholders, who are part of the voting agreement and/or  the holders of more than 5% of voting shares on 05.31.2010, is as follows:

Shareholders	Common Shares	%
Caixa de Previd. Dos Func. Do Banco do Brasil (1)	115,590,442	13.25
Fundação Petrobrás de Seguridade Social - Petros (1)	86,521,026	9.92
Tarpon Investimentos (2)	43,773,390	5.02
Fundação Vale do Rio Doce de Seg. Social - Valia (1)	41,917,772	4.80
Fundação Sistel de Seguridade Social (1)	13,286,082	1.52
FPRV2 Andorinha Fund. Inv. Mercado (3)	6,523,204	0.74
FPRV1 Sabiá FIM Previdenciário (3)	1,066,000	0.12
	308,677,916	35.38

Treasury Shares	2,288,382	0.26

Others	561,506,948	64.36

	872,473,246	100.00

(1)    Pension Funds are controlled by participating employees of the respective companies.

(2)    This fund is not included in the agreement signed by the Pension Funds.

(3)    Investment Fund held exclusively by Fundação de Assistência e Previdência Social do BNDES-FAPES. The common shares currently held by this fund are tied to the voting agreement signed by the Pension Funds.

6.6. Bankruptcy requests, provided that in reliance upon material amount, or the Company’s judicial or extrajudicial recovery, and current status of such requests

                Not applicable, in view that there is no petition for bankruptcy, judicial or extra-judicial restructuring in respect to the Company.

6.7. Other material information

All relevant information was included in the preceding items.

7. Company’s Activities

7.1.  Description of every activity developed by the Company and its subsidiaries

Section three of the Company’s By Law provides that our primary corporate purpose consists in:

•        To manufacture, sell and transact any business relating to food generally, and particularly animal protein by-products and food products handled using the cold chain distribution  process;

•        To manufacture and sell animal feeds and nutriments for animals;

•        To provide food services, generally;

•        To manufacture, refine and sell vegetable oils;

•        To produce, preserve, store, ensile and sell grains, grain by-products and grain derivatives;

•        To conduct reforestation activities, the harvesting, processing and selling of timbers;

•        To conduct the business of selling at retail and wholesale consumer and production goods,

•        including the sale of equipment and vehicles for the development of its logistic activity;

•        To export and import production and consumer goods;

•        To hold equity interests in other companies, as a means to achieving the corporate purposes to full extent; and

•        To participate in any projects required for the operation of the business of the Corporation.

The Corporation may further engage directly, or indirectly through others, in any support activities for the core business described in Section Three above, such as:

•        To conduct supporting administrative, technical or operational activities, aiming at creating conditions for the development of its core business;

•        To provide freight services, generally;

•        To provide product storage and stocking services and all other ancillary services relating thereto;

•        To promote and replace its retail products at points of display and points of sale to final consumers;

•        To provide the services of receiving and allocating raw materials to be used in production;

•        To provide machine and vehicle repair, maintenance and overhaul services;

•        To foster the agribusiness industry in Brazil through the promotion of activities, projects and technical assistance;

•        To manufacture, develop and sell packaging products of any kind;

•        To process and raise livestock;

•        To conduct research on and to develop techniques for the production and improvement of genetic matrices for the Corporation.

7.2.  Operating segment information:

                a. trade products and services

                b. income from the segment and its participation on the net income of the Company

                c. profit or loss resulting from the segment and its participation on the net profit of the Company

We are a food company that focuses on the production and sale of poultry, pork, beef cuts, milk, dairy products and processed food products. Our Processed Products include marinated, frozen, whole and cut Chester® rooster and turkey meats, specialty meats, frozen processed meats, frozen prepared entrees, portioned products and sliced products. We also sell margarine, juices, soy products, animal feed, fresh pasta, sweet specialties and sandwiches.

Poultry

We produce frozen whole and cut poultries, partridges and quail. We sold 1,315.9 thousand tons of frozen chicken and other poultry products in 2009, compared to 892.9 thousand tons in 2008. Most of our poultry sales are to our export markets.

Pork and Beef

We produce frozen pork and beef cuts, such as loins and ribs, and whole carcasses. As part of our strategy to diversify our product lines, we introduced beef cuts in December 2005 and intend to increase our sales of beef, particularly to export customers who already purchase poultry or pork from us. We sold 308.4 thousand tons of pork and beef cuts in 2009, compared to 180.9 thousand tons of pork and beef cuts in 2008. Most of our sales of pork cuts are to our export markets. We are developing our export customer base for beef cuts, and we expect that most of our sales of beef cuts will ultimately be in our export markets. We raise hogs but do not raise cattle at our facilities.

Milk

We entered the dairy business in the second quarter of 2006 through our acquisition of a controlling interest in Batávia. In 2008, we expanded our presence in this market through the acquisition of Eleva. We produce pasteurized and UHT milk, which we sell in our domestic market. We sold 800.8 thousand tons of pasteurized and UHT milk in 2009, and 892.8 thousand tons in 2008, most of it in the domestic market.

Processed Food Products

We produce processed foods, such as marinated, frozen chicken, Chester® rooster and turkey meat, specialty meats, frozen processed foods, frozen prepared entrees, dairy products, portioned products and sliced products. Part of our strategy is to develop additional processed food products in these and other categories because these products tend to be less price-sensitive than our frozen poultry and pork products. We sold 1,760 thousand tons of processed foods in 2009, compared to 1,196 thousand tons in 2008. Most of our sales of processed foods are to our domestic market.

We believe there are opportunities to market value-added products like these to targeted regions and other market segments in Brazil, as well as expanding our sales in the export market.

Gross Sales by market (R$ Million) and total Gross Sales share (%)

R$ Million	2009		2008		2007
Domestic Market	15,282	63%	8,104	62%	4,589	59%
Exports	9,144	37%	5,057	38%	3,199	41%
Gross Sales	24,426	100%	13,161	100%	7,789	100%

7.3. Description of the products and services which correspond to the operating segments disclosed on the item 7.2.:

                a. characteristics of the production process

                b. characteristics of the distribution process

                c. characteristics of the markets where the Company operates

                d. contingent seasonality

                e. main inputs and raw materials

Production Process

We are a vertically integrated producer of poultry and pork products. We raise poultry and hogs, produce animal feed, slaughter the animals, process poultry, pork and beef meat to produce processed food products, and distribute unprocessed and processed products throughout Brazil and in our export markets.

The following graphic is a simplified representation of our meat production chain.

Poultry

At the beginning of the poultry production cycle, we purchase breeder chicks in the form of eggs from Cobb of Brazil, an affiliate of Cobb Vantress, Hybrid, Aviagen do Brasil and sometimes from Agrogen. We send these eggs to our grandparent stock farms, where the chicks are hatched and raised, constituting our grandparent breeding stock. The eggs produced by our grandparent breeding stock are then hatched, and our parent breeding stock is produced. In 2009, we maintained an average parent breeding stock of approximately 11.4 million breeders that produce hatchable eggs. We also buy a small percentage of our parent stock from another supplier. The parents produce the hatchable eggs that result in day-old chicks that are ultimately used in our poultry products. We produced 1,588.6 million day-old chicks, including chickens, Chester® roosters, turkeys, partridge and quail in 2009. We hatch these eggs in our 25 hatcheries.

We send the day-old chicks, which we continue to own, to outgrowers (i.e., outsourced farmers), whose operations are integrated with our production process. The farms operated by these outgrowers vary in size and are near our slaughtering facilities. These integrated outgrowers are responsible for managing and growing the poultry in their farms under the supervision of our veterinarians. The payments to outgrowers are based on performance rates determined by bird mortality and the feed-to-meat ratio and are designed to cover their production costs and provide net profits. We provide feed, veterinary and technical support to the outgrowers throughout the production process. We have partnership agreements with approximately 26,097 integrated poultry outgrowers. Many of these outgrowers also produce and sell corn that we use to produce animal feed.

At December 31, 2009, we had a fully automated slaughtering capacity of 30.0 million heads of poultry per week.

Pork

We produce the majority of the pork we use in our products. We also purchase some pork from local producers (7.5% of our total pork needs in 2009). We purchase the remainder of our pork on the spot market (2.7% of our total pork needs in 2009).

To produce pork, we generally purchase piglets from integrated outgrowers near our production facilities, which raise the piglets until they reach a specified weight. The piglet producers either purchase parent breeder hogs from producers such as Agroceres, Dalland, DanBred, Agropecuária Imbuial and Master Agropecuária or purchase young piglets from farmers who own breeder hogs. We transfer these piglets to separate integrated outgrowers who raise the hogs until they reach slaughtering weight. We then transport the hogs from these outgrowers to our slaughtering facilities. We have agreements with a total of approximately 19,345 integrated outgrowers, including piglet producers and hog raisers. We monitor the production of the hogs by these outgrowers and provide support from our veterinarians.

The local producers from whom we purchase a portion of our pork needs are also located near our production facilities but are not parties to partnership agreements with us. These producers generally raise the hogs from birth until they reach slaughtering weight, and we provide limited technical support. We purchase the hogs raised by these local producers pursuant to contracts.

We slaughter the hogs raised by our outgrowers or purchased from local producers or on the spot market. After they are slaughtered, the hogs are immediately cut in half. The half-carcasses are then partitioned according to their intended use. These parts become the raw material for the production of pork cuts and specialty meats.

At December 31, 2009, we had a pork slaughtering capacity of 189,213 heads per week.

Beef

We do not raise cattle at our facilities. We purchase cattle primarily from local producers in the region of Mirassol D’Oeste and Várzea Grande in the State of Mato Grosso. Although we purchase cattle on the spot market to the extent necessary, we expect to be able to purchase the majority of our cattle from local producers. We transport the cattle to our facilities, where we slaughter the cattle and cut and package the beef.

At December 31, 2009, we had a beef slaughtering capacity of 9,000 heads per week.

Other processed foods

We sell a variety of processed foods, some of which contain poultry, pork and beef meat that we produce. We produce lasagnas, pizzas, pastas, desserts and other frozen prepared entrees, as well as cheese bread, at our plants in Lages in the State of Santa Catarina, Rio Verde in the State of Goiás. In Tatuí, in the State of São Paulo, we produce ready-to-eat sandwiches, lasagnas, pizzas, cheese breads and other items of pasta and bakery. In Ponta Grossa, in the State of Paraná, we produce pizzas, pastas, desserts (Miss Daisy) and other industrialized products. Our Rio Verde plant is adjacent to our Rio Verde poultry and pork slaughtering facilities, and we transport pork from other production facilities to be used as raw materials at our Lages plant. We purchase most of the remaining ingredients for our lasagnas, pizzas, pies and pastries in the domestic market from third parties. Such seasonings and secondary raw materials are applied to each product type or line according to established criteria and procedures to ensure consistency of color, texture and flavor. The presentation of final products is achieved by shaping, casing, cooking and freezing in special machines. Products are then subjected to quality controls and distributed to the consumer market after having been packaged, labeled and boxed.

We sell a variety of frozen vegetables, such as broccoli, peas, French fries and cassava fries. These products are produced for us by a third party that delivers them to us packaged, almost all for our Escolha Saudável (“Healthy Choice”) line of products. We purchase most of these products in the domestic market, but we import French fries from Belgium and peas from Chile, France and Argentina. We also produce soy-based products, such as soy meal and refined soy flour, at our plants in Videira, located in the State of Santa Catarina in Dois Vizinhos, in the State of Paraná and in Toledo, also in the State of Paraná. We also produced soybean oil until July 2005, when we sold our soybean oil plant in Marau in the State of Rio Grande do Sul to Bunge Alimentos because we determined that the production of soybean oil was not a core product of our business. We receive royalties from Bunge Alimentos for the use of the Perdigão brand for soybean oil under a licensing agreement.

The raw material for margarine is crude soybean oil, which is subjected to refining and bleaching processes. We purchase margarine from an agricultural cooperative supplier for resale by us. In June 2007, we acquired from Unilever the margarine brands Doriana, Delicata and Claybom, as well as the equipment to produce such margarines in Valinhos in the State of São Paulo. We also entered into an strategic agreement with Unilever for the management of the margarine brands Becel and Becel ProActiv in Brazil. We also produce margarines in our plant in Paranaguá, State of Paraná, under the brands Qualy and Deline. We began to sell this product as part of our strategy to diversify our product lines and to take advantage of our distribution network for refrigerated products.

Dairy Products

The following graphic is a simplified representation of our dairy products chain.

Through the acquisition of Batávia and Eleva, we produce dairy products in 15 plants. We receive milk from a network of 11,737 milk producers in more than 553 cities. The milk is purchased mainly from local producers and supplemental purchases are made on the spot market, depending on market price conditions and demand levels. In the event that there is a lack of fresh milk in the market, we are capable of using powdered milk for part of our supply needs.

BRF – Brasil Foods is the second largest milk collector in Brazil based on volume, according to information compiled from Leite Brasil, the Brazilian National Agriculture Confederation (Confederação Nacional da Agricultura), the Brazilian Confederation of Dairy Cooperatives (Confederação Brasileira de Cooperativas de Laticínios) and the Brazilian Agricultural Research Corporation (Empresa Brasileira de Pesquisa Agropecuária).

Feed

We produce most of the feed consumed at the farms operated by our integrated outgrowers of poultry and hogs. We provide feed to most of our integrated poultry and hog outgrowers as part of our partnership arrangements with them. We also sell animal feed to local producers of hogs at market rates. Animal feed sales accounted for R$133.5 million in 2009 (0.8% of our net sales), R$135.6 million in 2008 (1.2% of our net sales) and R$99.3 million in 2007 (1.5% of our net sales).

We own 23 feed production plants. The basic raw materials used in animal feed production are corn and soy meal mixed with preservatives and micronutrients. In 2009, we purchased approximately 45% of our corn from rural producers and small merchants, 24% through cooperatives and 31% from trading companies such as Coamo, Bunge, Cargill, ADM and others. The corn is grown primarily in the states of Santa Catarina, Paraná, Rio Grande do Sul and the central-west region of Brazil. We buy soy meal from major producers such as Coamo, Bunge and Cargill, primarily pursuant to long-term contracts. The prices of corn, soybeans and soy meal fluctuate significantly.

Other Raw Materials

We purchase other materials required for our products, such as prepared animal intestines (for sausage casings), cardboard boxes and plastic (for packaging), micronutrients for animal feed, spices and veterinary drugs from third parties, both in the domestic and international markets. We must import and therefore pay for some of these products in U.S. dollars.

Suppliers

We generally use a bidding process to select our suppliers based on technical and commercial requirements. We have had long relationships with many of our suppliers, both in Brazil and abroad. We periodically evaluate the efficiency of our suppliers in terms of quality, lead time and service levels.

Distribution of Products

Domestic Market

We have focused on our logistical operations and seek to improve efficiency and reduce distribution costs by building distribution centers to cover long distances through our cross-docking facilities. We reach approximately 98% of the Brazilian territory through a nationwide distribution network. As of December 31, 2009, we operated 36 distribution centers and 50 crossdocking points.

Shipment of Products

We export our products primarily through the ports of Itajaí and Navegantes in the State of Santa Catarina and, to a lesser degree, through the ports of São Francisco do Sul in the State of Santa Catarina and Paranaguá in the State of Paraná. We store our products in refrigerated warehouses that we lease under long-term leases and that are located near the ports. We contract with exclusive third-party carriers to transport our products from our production facilities to the ports, and we ship our products to the export markets through independent shipping companies.

In the fourth quarter of 2008, flooding and damage at the ports of Itajaí and Navegantes damaged port infrastructure and required us to divert all our exports in the region of Santa Catarina to three other ports: Rio Grande in the State of Rio Grande do Sul, Paranaguá and São Francisco. These events resulted in reduced shipment levels in November and led to delays in exports that adversely affected our export revenues for the fourth quarter of 2008.

The Itajaí port is owned and administered by the municipal government of Itajaí, while the port of São Francisco do Sul is owned and administered by the Brazilian federal government and the port of Paranaguá is owned and administered by the State of Paraná. However, shipments through the ports of Itajaí and Paranaguá are made through private terminals at these ports that are operated as concessions. The dock workers and other port employees at all these facilities are generally members of labor unions. In addition, each shipment of our products requires clearance by customs agents, sanitary inspectors and other agents of the Brazilian federal government, who are also generally members of labor unions. From time to time, we have been affected by strikes of these port employees and government agents. Strikes by Brazilian federal government agents generally affect all Brazilian ports, whereas strikes by port employees sometimes affect only one port, but they also tend to last longer than strikes by government agents. In the third quarter of 2007 and in March 2008, for example, sanitary inspectors struck for approximately a month. Although these strikes did not have a material adverse effect on our results of operations, a widespread or lengthy strike in the future could adversely affect our business and our results of operations.

Export Markets

Our sales and distribution efforts abroad are coordinated through sales offices in England, Japan, The Netherlands, Russia, Singapore, Italy, Hungary, Austria, Portugal, France, Germany, Turkey, Argentina, Chile, Uruguay, Cayman Islands, Venezuela. China and the United Arab Emirates. We coordinate our marketing efforts in our principal export markets through these offices, and we provide sales support to customers. Our distribution arrangements in our export markets vary according to the market.

Europe. In Europe, we have developed our own distribution network and sell directly to food processing and food service companies as well as local distributors. We are currently able to distribute products in 31 European countries, and in 15 of those countries, we are able to deliver products within approximately two days of receiving an order. We intend to expand our distribution network to broaden and deepen our coverage in Europe and to support more targeted marketing efforts. In limited cases, we may explore the processing of some products in Europe where doing so would allow us to distribute those products more effectively, as we have done with the Plusfood acquisition.

Far East. In Japan, our biggest market in the Far East, we sell primarily to trading companies, which resell our products to Japanese distributors. We primarily supply special cuts of chicken, including boneless legs and wing cuts, produced specifically for the Japanese market, which has helped us foster customer loyalty. We also believe that our quality standards and product range have made us one of the preferred suppliers of chicken products in the Japanese market. In addition to Japan, we sell a significant amount of products in Hong Kong and Singapore, where we believe our brands are well recognized. Our most popular products in these latter markets include chicken wings and feet.

Eurasia. In Russia and other areas of Eurasia, we sell primarily to distributors, which resell our products to supermarkets and other customers. Our Fazenda brand of pork and poultry products is carried in many supermarkets, and we believe it is a wellrecognized brand in Russia. We have historically sold approximately two-thirds of our frozen pork cuts to Russia and also supply significant volumes of frozen whole and cut chickens. Russia imposes quotas on imports of poultry and pork products from Brazil and other exporting countries. It is not uncommon for Russian quotas for poultry and pork products to be subject to changes in policy and delays in allocation, and a delay in allocating quotas for poultry products in the first half of 2006 led to a significant decline in our sales volumes of poultry products to Russia during that period.

Middle East. In Saudi Arabia and other countries of the Middle East, we sell to large distributors, some of which have been our customers for decades. We sell primarily frozen whole and cut chickens in these markets. We believe that we are one of the preferred suppliers of these products in this region due to our quality standards and our long-standing customer relationships.

Africa, the Americas and Other Countries. We sell modest amounts of our products to several countries in Africa, South America and other regions, primarily through trading companies that resell our products to distributors. We also sell chicken cuts, including breasts and wings, to processing companies in Canada. We are currently developing relationships with distributors in

South America in order to expand our exports in this region. Our sales to many of these countries are subject to significant fluctuations in demand.

Main Markets

Brazilian Domestic Market

Brazil is the fifth largest country in the world, both in terms of land mass and population. As of July 1, 2009, Brazil had an estimated population of 191.5 million people, according to data from the IBGE. According to IBGE, Brazil had a GDP of R$3.1 trillion for 2009, representing an increase of 4.6% over GDP of R$2.9 trillion for 2008, in each case in nominal terms. GDP per capita increased 1.2% in 2009 to R$16,414. The Brazilian government implemented fiscal and monetary policies, such as reductions of taxes and interest rates, designed to mitigate the impacts of the international crisis over the Brazilian economy. Since the third quarter of 2009, the industry and services sectors began to hire again, which raised consumer confidence, leading customers to return to buy durables and non-durable products. As a consequence, many economists believe that Brazil’s economy will grow at a strong rate in 2010. The Central Bank forecasts that the Brazilian GDP in 2010 will increase 5.5% compared to 2009. The inflation rate, as measured by the IPCA, published by the IBGE, was 5.9% in 2008 and 4.3% in 2009, continuing a trend of moderate inflation rates when compared with Brazil’s historical experience of high rates of inflation.

Brazil is a large consumer of meat, with estimated per capita meat consumption of 89.9 kilograms in 2009, according to the USDA. Poultry and beef are a major food staple and protein source in the Brazilian domestic market. Pork is also an important protein source in the country, although Brazilians consume considerably more beef and poultry than pork.

Demand for poultry, pork and beef products is directly affected by economic conditions in Brazil. The overall trend toward improved economic conditions in recent years has generally supported increased demand for processed food products, as well as traditional fresh and frozen poultry and pork products. In the fourth quarter of 2008, the worsening of the global economic and financial crisis began to affect demand for our products in general in the Brazilian market. These negative trends began to affect domestic consumer confidence in the fourth quarter of 2008 and continued to do so in 2009. For information about certain expected macroeconomic trends for 2010.

The Brazilian domestic market is highly competitive, particularly for fresh and frozen poultry and pork products. There are several large producers, most notably our company and Sadia, but also Aurora-Cooperativa Central Oeste Catarinense Ltda., or “Aurora,” and Seara Alimentos S.A., or “Seara” (which is now owned by Marfrig). The large producers are subject to significant competition from a substantial number of small producers that operate in the informal economy and offer lower quality products at lower prices than do the major producers. For that reason, we and our main competitors have, in recent years, focused on producing and selling processed food products because these products support better margins. We and our major competitors are generally emphasizing processed food products rather than fresh and frozen poultry and pork products which are more similar to commodities in nature.

Among processed foods products, specialty meats and frozen processed meats have experienced considerable growth in recent years. Based upon information compiled by A.C. Nielsen do Brasil S.A., the specialty meats market in Brazil accounted for net sales of R$14.7 billion in 2009, representing a 5% increase over R$14.0 billion in 2008. Based upon information compiled by A.C. Nielsen do Brasil S.A., the frozen processed meats market represented net sales of approximately R$2.3 billion in Brazil in 2009, a 5% decrease over R$2.5 billion in net sales in 2008. The processed foods sector is more concentrated in terms of the number of players. Consumption of processed products is influenced by several factors, including the increase in consumer income, and marketing efforts, with a view to meeting consumer demand for more value-added products. We believe that processed food products represent an opportunity for further growth in coming years.

In 2009, according to A.C. Nielsen do Brasil, the Brazilian market for dairy processed products totaled approximately R$4.0 billion, an increase of 8%, from R$3.7 billion in 2008. Brazil is one of the world’s largest consumers of dairy products. The size of the Brazilian margarine market was approximately R$2.2 billion in 2009, according to A.C. Nielsen do Brasil S.A.

Export Markets

The global trade in poultry, pork and beef products has grown in recent years, according to the USDA, and meat consumption among major countries has also grown. Brazilian exports of chicken decreased at an accumulated rate of 3.7% from January to December 2009, in terms of volume, from 3,446 thousand tons to 3,313 thousand tons. However, Brazilian exports of pork grew at an accumulated rate of 3.2% in 2009, from 625 thousand tons to 645 thousand tons. In addition, Brazilian exports of beef decreased at an accumulated rate of 13.7% in 2009, from 1,801 thousand tons to 1,555 thousand tons. The worsening of the global economic and financial crisis in the fourth quarter of 2008 led to significant weakness in demand for pork, beef and poultry at the end of 2008, and this weakness has continued 2009.

In the milk and dairy products industry, Brazil has been exporting various products, especially powdered milk, since 2000, as an alternative to the domestic market, and the sales volume of powdered milk increased from only 229 tons in 2000 to 12.7 thousand tons in 2009, according to SECEX.

Brazil has become a leading participant in global export markets due to natural advantages, including low feed and labor costs, and gains in efficiencies in animal production. We, like other large Brazilian producers, have built on these advantages to develop the scope and scale of our businesses.

Global demand for Brazilian poultry, pork and beef products is significantly affected by, depending on the export market, trade barriers, sanitary requirements and disease-related bans, religious considerations, economic conditions and other factors. Trade barriers may include quotas on imports from Brazil (e.g., in Russia), protective tariffs (e.g., in the European Union), direct and indirect subsidies for local producers, licensing requirements (e.g., in China) and outright bans on imports. Most countries require sanitary agreements with Brazil before Brazilian products may be imported (e.g., the United States, which has no sanitary agreement with Brazil covering poultry, beef and pork products and therefore will not accept Brazilian poultry, beef and pork for import). In addition, outbreaks of animal disease may result in bans on imports (e.g., in Russia, which banned imports of Brazilian pork products because of outbreaks of foot-and-mouth disease affecting cattle in two Brazilian states). The Middle East, which constitutes an active region for poultry sales by Brazilian producers, does not import pork products due to Muslim religious bans on the consumption of pork. Above all, economic conditions in a particular export market (whether national or regional) may influence levels of demand for all types of poultry, pork and beef products as well as processed products.

Global trade in poultry products has been negatively affected by the spread of highly pathogenic avian influenza (H5N1 virus), particularly in Asia but also in Europe and Africa. Since the beginning of 2003, there have been 492 confirmed human cases of avian influenza and 291 deaths, according to the WHO. Human cases were reported in various countries in Asia, the Middle East and Africa in 2006, and several countries in Europe reported cases of avian influenza in birds. Avian influenza has not yet been detected in Brazil or elsewhere in the Americas. A similar virus strain has been detected in North America, with low pathology. If this animal disease is detected in Brazil, or if it begins to be transmitted from human to human, global demand for poultry products is likely to decline for a period whose length cannot be predicted.

Similarly, global trade in pork products has been negatively affected in 2009 by the spread of A(H1N1) influenza, also called “swine flu,” in many countries. More than 17,000 deaths worldwide have been recorded since the outbreak of A(H1N1) influenza in Mexico, and on June 11, 2009, the WHO declared a flu alert level six, signaling a “global pandemic.” Many countries, including Russia and China, have prohibited imports of pork from countries reporting a significant number of cases (Mexico, United States and Canada), but, as the WHO and other independent sources have stated that influenza A(H1N1) is not transmitted by pork consumption, those countries reopened their markets to producers from Mexico, the United States and Canada. Still, some states in the importing countries continue to impose restrictions on pork imports from Mexico, the United States and Canada. Whether or not an outbreak of A(H1N1) influenza occurs in Brazil, further outbreaks of the disease anywhere in the world could have a negative impact on the consumption of pork in our export markets or in Brazil.

Any further outbreak of A(H1N1) influenza could lead to the imposition of costly preventive controls on pork imports in our export markets.

In export markets, we and other Brazilian producers compete with local and other foreign producers. Traditionally, Brazilian producers have emphasized exports of frozen whole and cut poultry, and frozen pork and beef cuts. These products, which are similar commodities in nature, continue to account for the substantial portion of export volumes in recent years. More recently, Brazilian food companies have begun to expand sales of processed food products. We anticipate that, over the next several years, we and our main Brazilian competitors will sell greater volumes of frozen whole and cut poultry and frozen pork and beef cuts but also increasing volumes of processed food products.

Competition

Domestic Market

We face significant competition in the domestic market, particularly due to the recent growth in poultry and pork production capacity in Brazil.

In the specialty meats market, we had a 27.2% market share by sales volume in 2009, Sadia had 28.8%, while Aurora and Seara had market shares of 8.7% and 4.0%, respectively, according to A.C. Nielsen do Brasil S.A. The specialty meats market accounted for estimated revenues of approximately R$14.7 billion in Brazil in 2009, compared to R$14.0 billion in 2008, an increase of 5%. Since 1995, this market has had annual average growth of 9.7% in terms of sales volume. The four largest players accounted for 68.7% of the market in 2009, while the remainder of the market represents several small players. This market has undergone recent consolidation due to the competitiveness of the largest players.

The following graph shows the historical market share (in percentages) of our company and our major competitors, by sales volume, in specialty meats for the periods indicated.

Market Share - Specialty Meats %

By Volume

Source: A.C. Nielsen do Brasil S.A.

YTD: January 2009 -December 2009

In the frozen processed meats market (which includes hamburgers, steaks and breaded meat products, kibes and meatballs), we had a 31.9% market share by sales volume from December 2008 through November 2009, Sadia held market share of 38.4% and Seara, 4.6%, according to A.C. Nielsen do Brasil S.A. Marfrig is the fourth largest player in the market with a market share of 3.0% during that period. Since 1995, the market has had average annual growth of 14.2% in terms of sales volume. The frozen processed meat market accounted for estimated revenues of approximately R$2.3 billion in Brazil in 2009, compared to R$2.4 billion in 2008, an decrease of 5%.

The graph below shows the market share of our company and our major competitors, by volume, in frozen processed meats for the periods indicated.

Market Share - Frozen Meats %

By Volume

Source: A.C. Nielsen do Brasil S.A.

YTD: December 2008 - November 2009

In the frozen pasta market (which includes lasagnas and other products), we had a 32.6% market share by sales volume in December 2008 through November 2009, while Sadia had a market share of 51.7%, according to A.C. Nielsen do Brasil. The frozen pasta market accounted for estimated revenues of approximately R$515 million in 2009, compared to R$425 million in 2008, an increase of 21.2%. The frozen pasta market grew at an annual average rate of 22.4% from 1998, when we entered the market, to 2009, in terms of sales volume.

In the frozen pizza market, we had a 33.1% market share by sales volume from January through December 2009, while Sadia had a market share of 34.2% according to A.C. Nielsen do Brasil S.A. The frozen pizza market accounted for estimated revenues of R$478 million in 2009, compared to R$387 million in 2008, an increase of 24%. The frozen pizza market grew at an annual average rate of 12.7% from 2000 to 2009 in terms of sales volume.

In the dairy products market, we had a 12.8% market share by sales volume from December 2008 through November, 2009, while Danone, Nestlé and Paulista had market shares of 18.4%, 16.2% and 6.5%, respectively, according to A.C. Nielsen do Brasil S.A. The dairy products market accounted for estimated revenues of approximately R$4.0 billion in Brazil in 2009, compared to R$3.7 billion in 2008, an increase of 8%. Since 2003, this market has had annual average growth of 6.5% in terms of sales volumes.

The following graph shows the market share (in percentages) of our Company and our major competitors, by sales volume, in dairy products for the periods indicated.

Market Share - Dairy Products %

By volume

Source: A.C. Nielsen do Brasil S.A.

YTD: December 2008 - November 2009

*    Includes Batavo and Elegê beginning in 2006

In the margarine market, we had a 19.0% market share by sales volume from December 2008 through November 2009, Sadia had 44.6%, while  Bunge had market share of 28.0%, according to A.C. Nielsen do Brasil S.A. The margarine market accounted for estimated revenues of approximately R$2.4 billion in Brazil in 2009, according to A.C. Nielsen do Brasil S.A.

In the Brazilian market for whole poultry and poultry and pork cuts, we face competition from small producers, some of which operate in the informal economy and offer lower quality products at lower prices. This competition from small producers is a significant reason that we sell a majority of our whole chickens and poultry and pork cuts in the export markets and is a barrier to expanding our sales of those products in the domestic market.

In the domestic market, we compete primarily based on brand recognition, distribution capabilities, selling prices, quality and service to our customers. Due to the characteristics of processed food products, with production concentrated among a smaller number of companies and supply aimed at a more restricted group of consumers, we believe the sales volume of processed food products will maintain its trend of growth registered between 2005 and 2007. In addition, since the market for processed food products is still growing in Brazil, we believe that the medium and long-term prospects for this segment are positive based on the trend over the preceding years.

Export Markets

We face significant competition in our export markets, both from other Brazilian producers and from producers in other countries. For example, Seara competes with us internationally and has many of the same competitive advantages that we have over producers from some other countries, including lower labor and feed costs. In addition, our poultry and pork cuts, in particular, are highly price-competitive and sensitive to product substitution. Customers sometimes seek to diversify their sources of supply by purchasing products from producers in other countries, even when we may be a lower cost producer.

Protectionist measures among Brazil’s trade partners are also an important competitive factor. Brazilian poultry and pork exports are increasingly affected by measures taken by other countries to protect local producers.

The table below sets forth the main Brazilian exporters’ percentage of poultry and pork markets in 2008, by total sales volumes. Abef and Abiec, associations that consolidate companies exports data, have not released updated statistics for 2009 yet.

Company	Percentage of Brazilian Exports - Poultry

Sadia	23.31%
Perdigão	21.93%
Seara	11.86%
Frangosul	10.01%
Marfrig	4.72%

Source: Abef - Associação Brasileira de Produtores e Exportadores de Frango (Brazilian Poultry Producers and Exporters Association)

Company	Percentage of Brazilian Exports - Pork

Perdigão	21.64%
Sadia	17.41%
Aliben	14.20%
Seara	11.15%
Plamplona	8.41%
Aurora	6.84%

Source: Abipecs - Associação Brasileira da Indústria Produtora e Exportadora de Carne Suína (Brazilian Pork Producers and Exporters Association)

In our export markets, we compete primarily based on quality, cost, selling price and service to our customers.

Seasonality

Processed Food, Poultry, Pork and Beef

Domestic market

Our net sales in the domestic market are not subject to large seasonal fluctuations.  However, our fourth quarter is generally slightly stronger than the others due to increased demand for our products during the Christmas season, particularly turkeys, Chester® roosters, ham and pork loins. We market certain products specifically for the holiday season, such as gift packages of our products that some employers distribute to their employees. Our results are also affected by the dry and rainy seasons for corn, soy beans and soy meal, which are our primary raw materials in feed production.

In 2009, the first quarter accounted for 23.7% of our total sales in the domestic market, the second quarter accounted for 24.3%, the third quarter accounted for 25.9% and the fourth quarter accounted for 26.1%. In 2008, these quarters accounted for 21.4%, 24.8%, 25.9% and 27.9% of our total sales, respectively.

Export markets

Our export sales as a whole are not materially affected by seasonality, partly because seasonal buying patterns vary according to our export markets. However, net sales in specific export markets sometimes vary with the season. In the Middle East, for example, we experience slower net sales during Ramadan and the summer months.

In our export markets, in 2009, the first quarter accounted for 25.3% of our export sales, the second quarter accounted for 26.7%, the third quarter accounted for 25.5% and the fourth quarter accounted for 22.5%. In 2008, these periods accounted for 21.9%, 25.0%, 27.7% and 25.4% of our exports, respectively.

Milk and Dairy Products

In the milk and dairy products market, production varies seasonally between the dry and rainy seasons because most of the milk in Brazil is produced from cows raised in open pastures. Our milk production is higher during the rainy season, which is between November and February in southeastern Brazil and between July and September in southern Brazil. Although most of our production is concentrated in the southern region, our production network helps to mitigate the effects of seasonality.

At the end of the fourth quarter and the beginning of the first quarter of the year, there has historically been a general decrease in selling prices and a general increase in inventories of UHT milk and pasteurized milk, due to an increase in domestic production and a decrease in domestic demand. During these months, Eleva has historically increased its inventories and has been able to benefit from higher selling prices during the other months of the year. Gross revenues from dairy products have historically been higher in the second and third quarters of the year, and revenues from pork, poultry and beef have historically been higher in the third quarter and even higher in the fourth quarter of the year.

Many of our raw materials are commodities whose prices constantly fluctuate in response to market forces of supply and demand. We purchase large quantities of soy meal, soybeans and corn, which we use to produce substantially all our own animal feed. For the most part, the commodities we purchase are priced in reais. While input costs are real-denominated, the prices of the commodities we purchase tend to follow international prices for soy meal and soybeans and, to a lesser extent, corn, and are influenced by exchange rate fluctuations. Purchases of corn, soy meal and soybeans represented approximately 22.6% of our cost of sales in 2009, 24.3% in 2008 and 23.9% in 2007. Although we produce most of the hogs we use for our pork products, we purchased approximately 7.48% of our hogs from nearby producers in 2009 and an additional 2.7% on the spot market in 2008.

In addition, the selling prices for many of our products, including substantially all our export products, are highly sensitive to the market price of those commodities and fluctuate together with them. In 2009, the average corn price quoted on the Chicago Board of Trade (CBOT) was 28.0% lower than the average in 2008. Soybean prices also decreased by 16.2% in 2009 compared to 2008. The effect of increases in prices of raw materials on our gross margin is greater for products that are more similar to commodities in nature relative to more value-added products.

Our ability to pass on increases in raw material prices through our selling prices is limited by prevailing prices for the products we sell in our domestic and export markets, especially for those products that are more similar to commodities. For example, in the fourth quarter of 2008, as the global economic crisis increasingly affected demand for products like ours, we were forced to decrease our selling prices even though we had experienced the significant increases in raw material prices described above during the first three quarters of 2008.

The following graph illustrates the movements in the price of corn in Cascavel in the State of Paraná (a commonly used reference price for corn in Brazil) for the periods indicated, an increase of 2.1% (2009/2008), as reported by Agra Informa Ltda., or “Agra-FNP,” a private Brazilian firm.

Wholesale Corn Prices at Cascavel, State of Paraná (R$  per 60Kg bag)

Source: Agra-FNP

Current Brazilian government estimates of the Brazilian corn harvest in 2009-2010 forecast 51.4 million tons, according to a survey undertaken by the National Supply Company (Companhia Nacional de Abastecimento) or “CONAB,” an agency of the Brazilian Ministry of Agriculture, Husbandry and Supply, in May 2009. This estimate represents a 0.8% increase from the 51.0 million tons harvested in 2008-2009. Of these 51.4 million tons, 32.4 million tons are forecasted for the summer crop and 19.0 million tons for the second crop (safrinha), to be harvested up to early August this year.

The following graph illustrates the movements in the price of soybeans in Ponta Grossa in the State of Paraná (a commonly used reference price for soybeans in Brazil) for the periods indicated, a decrease of 17.1% (2009/2008), as reported by Agra FNP.

Wholesale Soybean Prices at Ponta Grossa, State of Paraná (R$  per 60Kg bag)

Source: Agra-FNP

According to a survey released by CONAB in February 2010, current Brazilian government estimates of the Brazilian soybean harvest in 2009-2010 forecast 66.7 million tons. This estimate represents a 16.7% increase over the soybean harvest in 2008-2009.

The estimated total exports of soybeans in the 2009-10 harvest is 26.4 million tons, which represents a 7.6% decrease over the 2008-09 harvest (28.6 million tons). Inventory volumes for the 2009-10 harvest may be increased  compared to 2008-09. CONAB estimates Brazilian inventories of 4.8 million tons, while in the last season stocks reached 0.7 million tons.

Brazilian exports of soybeans from January through December 2009 totaled 28.6 million tons. Revenues from exports in 2009 totaled U.S.$11.4 billion, with an average price of U.S.$400 per ton, compared with an average price of U.S.$447 per ton in 2008.

Effects of Exchange Rate Variations and Inflation

The table below sets forth, for the periods indicated, the fluctuation of the real against the U.S. dollar, the period-end and average daily exchange rates and Brazilian inflation as measured by the INPC, IPCA and IGP-M.

	2009	2008	2007
Appreciation (depreciation) of the real against the U.S. dollar	25.5%	(31.9)%	16.3%
Period-end exchange rate (U.S.$1.00)	R$1.74	R$2.34	R$1.77
Average (daily) exchange rate (U.S.$1.00) (1)	R$1.99	R$1.84	R$1.95
SELIC (2)	14.18	13.75	11.25
Inflation (INPC) (3)	5.2%	6.5%	5.2%
Inflation (IPCA) (4)	4.3%	5.9%	4.5%
Inflation (IGP-M) (5)	(1.7%)	9.8%	7.6%

Sources: IBGE, Fundação Getúlio Vargas and the Central Bank.

(1)  The average (daily) exchange rate is the sum of the daily exchange rates based on PTAX 800 Option 5, divided by the number of business days in the period.

(2)  The SELIC (Sistema Especial de Liquidação e de Custódia) interest rate is the primary Brazilian reference interest rate.

(3)  The National Consumer Price Index (Índice Nacional de Preços ao Consumidor), or “INPC,” is published by the IBGE, measuring inflation for families with income between one and eight minimum monthly wages in eleven metropolitan areas of Brazil.

(4)  The National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado), or “IPCA,” is published by IBGE, measuring inflation for families with income between one and 40 minimum monthly wages in eleven metropolitan areas of Brazil.

(5)  The General Market Price Index (Índice Geral de Preços do Mercado), or “IGP-M,” gives different weights to consumer prices, wholesale prices and construction prices. The IGP-M is published by the Getúlio Vargas Foundation (Fundação Getúlio Vargas), a private foundation.

Our results of operations and financial condition are significantly affected by movements in the exchange rate of reais to the U.S. dollar, the euro and the pound sterling. We invoice for our export products primarily in U.S. dollars and, in Europe, in euros and pounds sterling, but we report our results of operations in reais. Appreciation of the real against those currencies decreases the amounts we receive in reais and therefore our net sales from exports. For example, in 2009, our export volumes decreased 6% and our net sales from exports decreased 14% as a result of the significant appreciation of the real against the U.S. dollar during that period.

The prices of soy meal and soybeans, which are important ingredients of our animal feedstock, are closely linked to the U.S. dollar. The price of corn, another important ingredient of our feedstock, is also linked to the U.S. dollar, albeit to a lesser degree than the price of soy meal and soybeans. In addition to soy meal, soybeans and corn, we purchase sausage casings, mineral nutrients for feed, packaging and other raw materials, as well as equipment for use in our production facilities, from suppliers located outside Brazil whom we must pay in U.S. dollars or other foreign currencies. When the real depreciates against the U.S. dollar, the cost in reais of our U.S. dollar-linked raw materials and equipment increases, and such increases could materially adversely affect our results of operations. Although the appreciation of the real has a positive effect on our costs because part of our costs are denominated in U.S. dollars, this reduction in U.S. dollar costs because of the appreciation of the real does not immediately affect our results of operations because of the length of our production cycles for poultry and pork.

We had total foreign currency-denominated debt obligations in an aggregate amount of R$4,579.7 million at December 31, 2009, representing 52% of our total consolidated indebtedness at that date. Although we manage a portion of our exchange rate risk through foreign currency derivative instruments and future cash flows from exports in U.S. dollars and other foreign currencies, our foreign currency debt obligations are not completely hedged. A significant devaluation of the real in relation to the U.S. dollar or other currencies would increase the amount of reais that we would need in order to meet debt service requirements of our foreign currency-denominated obligations.

Historically, our results of operations and financial condition have been affected by rates of inflation in Brazil. Demand for our products in the domestic market is sensitive to inflation in consumer prices, as reflected in variations in the INPC and IPCA inflation indexes, and most of our costs and expenses are incurred in reais. Because long-term contracts with suppliers and customers are not customary in our industry and prices are generally negotiated monthly or quarterly, increases in inflation have a rapid impact on our net sales and costs.

The IGP-M index is often used as an inflation reference rate in negotiating prices we pay to our suppliers. In addition, we buy energy to run our production facilities pursuant to long-term contracts that contain periodic inflation adjustments according to the IGP-M index.

In terms of personnel costs, Brazilian salaries are adjusted only once a year, based on collective agreements between employers’ syndicates and unions. Generally, unions follow the INPC as a parameter for their negotiations.

Combined statement of operations data for the years ended December 31, 2008 and 2009

The unaudited combined statement of operations data for the years ended December 31, 2009 and 2008 presented below have been derived by adding our results of operations data derived from our audited financial statements for those fiscal years to Sadia’s results of operations data derived from its historical consolidated statements of income for the years ended December 31, 2009 and 2008.  The unaudited combined statement of operations data does not reflect any pro forma adjustments that assume that the business combination with Sadia had been consummated as of the beginning of the period presented, nor does that information reflect what our results of operations would have been had we been a combined entity during that period.

We present this unaudited combined statement of operations as a supplement to our audited consolidated financial statements included in this Annual Report.  We believe this information may be useful in comparing our results of operations for the years ended December 31, 2009 and 2008.  However, presenting this combined data is not in accordance with Brazilian GAAP or U.S. GAAP and does not reflect the changes in our capital structure and other effects of the business combination with Sadia.  You should rely primarily on our audited consolidated financial statements included in this Annual Report and should use the following combined data only as a supplement to those financial statements.

	Year Ended December 31,
	2009
	BRF BR GAAP	Sadia BR GAAP	BR GAAP Combined
			(unaudited)
	(in millions of reais, except as otherwise indicated)

Statement of Income Data
Net sales	15,905.8	5,030.9	20,936.7
Cost of sales	(12,270.6)	(3,936.1)	(16,206.7)
Gross profit	3,635.2	1,094.8	4,730.0
Operating expenses:
Selling, general and administrative	(3,285.1)	(1,028.6)	(4,313.7)
Other operating income (expense), net	(259.8)	(6.3)	(266.2)
	(3,544.9)	(1,035.0)	(4,579.9)
Operating income (expense) before financial income (expense) and equity pick-up	90.3	59.8	150.1
Financial income (expenses), net	241.2	346.5	587.7
Equity accounting	2.5	0.4	3.0
Income (loss) before taxes and participation of non-controlling shareholders	334.0	406.7	740.8
Income and social contribution taxes (expense) benefit	(197.2)	(302.1)	(499.3)
Management and employees’ profit sharing	(20.8)	(6.0)	(26.8)
Non-controlling shareholders	4.4	8.5	12.9
Net income	120.4	107.1	227.6

	Year Ended December 31,
	2008
	BRF BR GAAP	Sadia BR GAAP	BR GAAP Combined
			(unaudited)
	(in millions of reais, except as otherwise indicated)

Statement of Income Data
Net sales	11,393.0	10,728.0	22,121.0
Cost of sales	(8,634.2)	(7,866.4)	(16,500.5)
Gross profit	2,758.9	2,861.6	5,620.5
Operating expenses:
Selling, general and administrative	(2,050.3)	(2,112.5)	(4,162.8)
Other operating income (expense), net	(261.9)	(66.9)	(328.8)
	(2,312.2)	(2,179.3)	(4,491.6)
Operating income (expense) before financial income (expense) and equity pick-up	446,7	682.3	1,128.9
Financial income (expenses), net	(630.3)	(3,891.9)	(4,522.2)
Equity accounting	-	(2.9)	(2.9)
Income (loss) before taxes and participation of non-controlling shareholders	(183.7)	(3,212.5)	(3,396.2)
Income and social contribution taxes (expense) benefit	255.3	717.6	972.9
Management and employees’ profit sharing	(16.9)	(5.0)	(21.8)
Non-controlling shareholders	(0.4)	10.3	9.9
Net income	54.4	(2.489.6)	(2,435.3)

Trend Information

American macroeconomic indicators are showing signals of a slow recovery, but we believe it will take some time until the recovery leads to a significant level of hiring and growth of consumption. In the Euro Zone, France and Germany have also shown positive economic signs, but the economic uncertainty in Portugal, Italy, Greece and Spain may continue to be a challenge to the monetary authorities of Europe.

In comparison to developed countries, emerging economies are experiencing a faster recovery and are expected to be the among main contributors to global economic growth. China, Brazil and India have shown economic growth and have reduced dependence on exports and increased domestic consumption and investments. However, China, Brazil and India impose high import tariffs, which can have a dampening effect on international trade.

We are expecting commodity prices to remain stable, as crop projections indicate that the production of grains and oilseeds willbe in demand. Countries that depend mainly on commodity exports are not expected to grow at the same rate as they did in 2006 through 2008.

Although we believe that in 2010, we will continue to see some effects of the decline in our export markets, we also see signs of recovery in some markets, as described below. We believe that 2010 should provide greater opportunities for growth than in 2009, but we will continue to face challenges as a result of the global economic crisis and other factors.

The evolution in our export business that we expect for 2010 is based on the improvement in world economic indicators, which should feed through to the increased consumption of our products. In Brazil, lower unemployment rates, an increase in the minimum wage, favorable outlook for GDP growth, among other positive factors, should contribute positively to domestic demand. Following our business combination with Sadia and related equity offering to raise additional resources, our focus has now turned to the project of merging our operations. Our objective is to implement the best practices from each organization, resulting in a bigger and better company. This project will be implemented once a final ruling on the business combination is issued by the Brazilian antitrust authorities.

We are continuing to pursue our strategic goal of long-term growth by managing and minimizing business risks. Our expected results for 2010 are subject to change, and actual results may differ significantly.

Exports

In 2009, Brazil’s volume of poultry exports was 0.3% lower than 2008. This discrepancy can be explained mainly by the decline in sales to Japan and Europe, which together represented 26% of the poultry exports in 2008.

In 2010, these economies may recover, but we believe demand will not return to the same levels observed before the financial crisis. Japan’s economy is still dependent on exports to the United States, and we do not expect a sudden recovery in U.S. economic activity that would be capable of driving Japanese industry to its pre-crisis. Unemployment is still high in the United States and many countries in Europe. In Europe, quota systems are an obstacle for Brazil’s chicken and turkey exports and in the middle of an economic recovery, we do not expect a change in this impediment.

We believe Middle Eastern and African countries and Hong Kong may boost our poultry exports, particularly of oil prices increase and benefit Middle Eastern and African economies. In Africa, oil exports are not only boosting the economy, but also the domestic demand.

Russia, another significant poultry importer, may increase its imports as liquidity increases in their financial market. Brazilian exports in this region dropped in 2009 because importing companies had no access to working capital. With greater financial stability, those players are expected to return to the meat market. Moreover, Russia’s government banned U.S. poultry, which may benefit Brazilian exporters in 2010.

As China also diminished its imports of U.S. poultry, Brazil is able to offer the exports that American companies are no longer fulfilling.

Domestic market

Elections, investment in infrastructure, expansion of the credit and real estate markets and high consumer and industry confidence are factors that could lead Brazil’s economy to grow more than 5% in 2010, as is being forecasted by many market participants. Recent numbers show that the Brazilian middle class now represents 50% of the total population.

As employment levels rise, people have less time to spend in the kitchen and perspectives are that hyper and supermarkets, as well as foodservice channels, will grow as customers will buy more processed foods or go more often to restaurants to eat. Food inflation is not a danger in the mid-term and therefore, as real income rises, it will be possible to buy more with the same budget.

Raw Materials

Between January and March 2010, the international price of corn in Chicago averaged US$348/bushel, while in the fourth quarter of 2009 its average price was US$386/bushel. The decline in the price of corn is due to positive projections for the world production of coarse grains, mainly corn. The U.S. Department of Agriculture projects that China’s final stocks of corn will be lower in comparison to the 2008-09 season, but the rise of U.S. production are expected to be enough to supply China’s demand for the grain.

Global production of soybeans have been projected to rise approximately 20% from the 2008-09 to the 2009-10 season with increases in all three main soybean producing countries: the United States, Brazil and Argentina. Soybean prices fell as a response to these production projections, and the trend may be towards a decline in value of soybeans on the international market.

The dairy industry did not anticipate the sudden recovery in the international prices of powder milk since July 2009. Higher imports in China and the Middle East (due to lower stock levels and the contraction of production in the United States and Europe) pushed prices up until December 2009, at which point the international prices stabilized.

In spite of the price recovery, Brazil’s milk is not competitive in the external market, so the actual value is not expected to lead to exports, and the production of fluid milk is expected to be directed mainly to the domestic market. As many producers did not invest in 2009, we do not expect the production of milk to show a significant rise in 2010. If the domestic demand makes further improvements, prices for fluid milk may increase in the short-term. However, the average price may remain the same as it was in 2009 because a drought in the southern production states last year negatively affected production, and prices soared as result of this decreased supply.

7.4. Identification of the clients which are responsible for more than 10% of the Company’s total net income, informing specifically:

                a. total amount of income arising out of such client

                b. operating segments affected by the income arising out of such client

        None of the Company’s clients is responsible for more than 10% of the net revenues. The risk policy determined for the exposure in relation to sales of both domestic market and exports provides the diversification of product portfolio and customers, reaching 98% of the country and 140 countries for exports. This capillary allows the company to avoid having more than 2% exposure per customer.

7.5. Description of the material effects arising the governmental regulation over the Company’s activities

                a. need of governmental authorizations for the exercise of the Company’s  activities and the history related to the public administration for obtaining such authorizations

                b. Company’s environmental policy and costs incurred to comply with environmental regulation and, if applicable, other environmental policies, including compliance with international environmental protection standards

The Brazilian Ministry of Agriculture regulates our activities through the Secretary of Agricultural Defense and the Animal Product Inspection Department. This Department is responsible for issuing regulations, conducting inspections and providing legal support in respect to livestock, raising of animals, food processing and any other activity involving matters related to animals in Brazilian territory.

Under the applicable regulations, the units dealing with animal products must obtain permits and authorizations from the Federal Inspection Service of the Police Service of the Ministry of Agriculture, Livestock and Food Supply, including an operating license for each unit and, further, must submit to periodic monitoring by the Brazilian state, where the unit is located.

Furthermore, the animal product must be identified by the use of labels which have been registered or approved by the Ministry of Agriculture. The products ready for consumption which contain animal ingredients are also subject to technical, chemical and microbiological inspections. Violation of animal product regulations can lead to the imposition of criminal penalties, fines, product seizures, temporary or permanent suspension of the company’s activities.

Our units have the necessary operating authorizations and our products are produced and sold pursuant to the laws in force, including the rules of the Ministry of Agriculture, Livestock and Food Supply.

Furthermore, in the environmental sphere, the Company, like other Brazilian food producers, is subject to strict laws, regulations, authorizations and local, state and federal licenses which include among other aspects, the handling and disposal of waste, discharge of air, water and soil pollutants and cleaning of contaminants, all of which affect our business.

Any failure to comply with these laws and regulations or any failure to obtain authorizations or licenses may result in administrative and criminal penalties, such as fines, cancellation of authorizations or revocation of licenses, besides negative publicity and liability to remedy environmental damage, as we cannot operate a production unit if the environmental license is not current or valid.

Since constitution of the Company, our environmental licenses are renewed periodically, as established by relevant legislation

Furthermore, the Federal Police, through its Chemical Products Control Division by virtue of Law 10.357/2001 and regulations, is responsible for the control and inspection of chemical products used to make illegal drugs.

In our production, we use controlled chemical products and, for this reason, it is necessary to obtain a Federal Police license to acquire these products in the market.

All Company units that need to acquire and use such products have the Operating License Certificate, certifying that we are duly registered with the Chemical Products Control Division.

The Company units also possess operating permits and licenses issued by Local Governments, authorizing us to exercise our activities in these establishments.

We hire trained professionals in risk and waste management, who are capable of rapid response in emergency situations. All our meat processing units are built in accordance with environmental laws relevant to disposal of effluents and waste. Furthermore, our Marau unit was the first Brazilian industrial unit in the meat processing sector to adopt the Integrated Management System (SGI – Sistema de Gestão Integrada), a management tool targeting excellence in quality, environment, occupational health and safety. Its implementation brought about ISO 9001 and ISO 14001 (International Organization for Standardization), and OHSAS 18001 (Occupational Health and Safety Assessment Series) certifications, respectively. In 2009, eight Company units were certified under ISO 14001 requirements, namely: Lages, Marau Aves, Marau Suínos, Herval d’Oeste, Serafina Corrêa, Chapecó, Paranaguá e Ponta Grossa.

We have implemented an environmental policy to ensure that our activities and development are carried out in harmony with the environment. We have an Environmental Coordination Committee comprised by members from a variety of positions, which oversees implementation of our environmental policy and monitors our environmental practices.

In addition to taking all the environmental care necessary to manage our operations, we also participate of environmental preservation initiatives and we maintain an environmental waste recycling system together with our integrated producers. Despite our efforts to comply with the environmental regulations and laws, we are, from time to time, obligated to sign environmental settlement agreements with the federal government resulting from failure to comply with environmental licensing requirements governing solid and effluent waste management. According to these agreements, we must, among other things, repair contaminated soil. If we do not comply with these obligations, the company will be subject to payment of daily fines.

On October 7th, 2008, we signed a conduct modification agreement (TAC) with the city of Mirassol D’Oeste, whereby we have agreed to pay compensation in the amount of BRL 100,000 and donate 100,000 forest seedlings to entities recommended by the Public Attorney’s Office of the State of Mato Grosso. On October 3rd, 2007, we signed a conduct modification agreement with the city of Rio Verde, in the state of Goiás, whereby we undertook to pay compensation of approximately BRL 1.5 million for which we have made provisions. Furthermore, on September 14th, 2007, we made investments to improve our rain water capture system to avoid accidents, such as involuntary disposal of organic waste in a river near of our units. We have paid full compensation and we are complying with our other obligations to make investments and improvements under the Conduct Modification Agreement - TAC.

Partnerships with integrated producers are one of the strategies that we use to ensure that our activities and the activities of our suppliers are carried out in accordance with global environmental standards. We are responsible for projects to license our integrated producers and to supply technical support and guidance so that they can deal with environmental issues in the best manner possible.

We are also aware of the need to improve and expand our environmental control systems along with the rate of growth and diversification expected for the coming years. All new investments involving increasing the production must expand effluent treatment units and steam generation capacity to meet the standards already achieved and, if possible, to improve such indicators. In 2009, BRL 111.8 million were investmented in environmental projects.

Dependent on patents: There is none.

Trademarks / Licenses / Royalties contracts: Our primary intellectual property consists of our national and international patents.

Nationally, we sell our products mainly under the trademarks Perdigão, Sadia, Batavo, Elegê, Wilson, Fazenda, Miss Daisy, Qualy, Becel, while in the international market, our trademarks are Perdix, Fazenda, Borella, Confidence, among others.

We also use a variety of trademarks for products or specific product lines, which in the domestic market include Chester®, Turma da Mônica (trademark license in force until 2013), Confiança, Toque de Sabor (for Lasagnas), Doriana, Claybom and Nabrasa, and, abroad, Halal (in the Middle East, except in Saudi Arabia), Unef (in Saudi Arabia), Sulina (in Hong Kong and Singapore) and Alnoor (in a variety of countries in the Middle East).

                In June 2007, we bought from Unilever the margarine brands Doriana, Delicata and Claybom, in addition to the equipment necessary to produce these margarines. Furthermore, we entered into strategic agreements with Unilever to manage in Brazil the margarine brands Becel and Becel ProActiv, and UP! Alimentos Ltda, a company organized as a result of this “joint venture”, makes payment of royalties to the Company and to Unilever.

After the purchase of Batávia, we entered into a license agreement with Parmalat S.A. to use the Parmalat trademark for dairy products and other products for the term of three years until the end of 2009, renewable for subsequent periods of one year, if there is no communication to otherwise.

On February of 2008, we completed the acquisition of Eleva, assuming all its assets and liabilities, including the Elegê trademark. On April of 2008, we also acquired Maroca and Russo Indústria e Comércio Ltda and we assumed all their assets and liabilities, which included the regional trademark Cotochés.

In 2009, we entered into a joint venture with Sadia S.A., and it became our wholly-owned subsidiary.

The Sadia trademark is registered in more than 90 countries in the Middle East, Caucasia, and Latin America, including Saudi Arabia, UAE, Egypt, Bahrain, Yemen, Iran, Iraq, Israel, Lebanon and Oman. The Sadia mascot is protected as a registered trademark and copyright with the National Library register as well as in other countries. In addition, Sadia has patents registered in Brazil and in some other countries.

Sadia has a license to use the Excelsior trademark, which is Excelsior Alimentos S.A. property, pursuant to the agreement in force until September 1st, 2013.

The referred Company trademarks are duly registered with the National Institute of Industrial Property – INPI, federal government entity responsible for registration of trademarks, pursuant to the Industrial Property Law (Law no. 9.279/96).

Concessions and Franchises: None

Domain names: We hold various domain names in Brazil, duly registered with the competent authorities, such as “perdigao.com.br”, “chester.com.br”, “escolhasaudavel.com.br”, “perdix-international.com.br”, “toquedesabor.com.br”, “doriana.com.br”, “delicate.com.br”, “claybom.com.br”. Our subsidiary Sadia is also owner of various domain names in Brazil, duly registered with the competent authorities, such as “sadia.com.br”, “sadiainstitute.org”, “missdaisy.com.br”, “resendenet.com.br”, “hotpoket.com.br”, “clubequaly.com.br” and “sadiafoodservices.com.br”.

7.6. Information on the countries where the Company has relevant revenues:

                a. revenues from clients attributed to the country where the Company’s main place of business is located and its participation in the Company’s total net revenues;

                b. revenues from clients attributed to each foreign country and its participation in the Company’s total net revenues;

                c. total revenues from the foreign countries and its participation in the Company’s total net revenues

(In millions of Brazilian Reais)	2009	Part %
Poultry	565.1	3.6%
Pork/beef	376.3	2.4%
Processed products	6,557.0	41.2%
Milk	1,444.9	9.1%
Others	426.7	2.7%
Total domestic market	9,370.0	58.9%
Net sales	15,905.8	100.0%

(In millions of Brazilian Reais)	2009	Part %

Europe:
Germany	379.1	2.4%
England	418.3	2.6%
Netherlands	163.4	1.0%
Others	568.6	3.6%
Total	1,529.4	9.6%
Far East:
Japan	607.8	3.8%
Hong Kong	535.9	3.4%
Singapore	156.9	1.0%
Others	91.5	0.6%
Total	1,392.1	8.8%
Eurasia:
Russia	588.2	3.7%
Others	156.9	1.0%
Total	745.1	4.7%
Middle East:
Saudi Arabia	1,045.7	6.6%
United Arab Emirates	261.4	1.6%
Kuwait	104.6	0.7%
Others	431.4	2.7%
Total	1,843.1	11.6%
Africa, the Americas and Other	1,026.1	6.5%
Total foreign market	6,535.8	41.1%
Net sales	15,905.8	100.0%

7.7. Regulation of the countries where the Company has significant revenues and which countries affect the Company’s businesses

                The Company and its subsidiaries file income tax returns in Brazil and various foreign jurisdictions. The determination of the amount of deferred tax liabilities that is not recognized related to undistributed earnings is not practicable. The Company is subject to income tax examinations by the relevant tax authorities within periods of 5 years, except in Netherlands which period is 8 years.

7.8. Other relevant long-term relationships entered into by the Company not included elsewhere in this Form

                Copyright Licensing Agreement

                On April 1 2002, we signed a Copyright Licensing Agreement with Maurício de Souza Produções Ltda. allowing us to use the expression “Turma da Mônica” and all the its characters in the sale of frozen and chilled foods throughout Brazil and valid until March 31  2013. In return, we are obliged to disburse 3.0% of the net value of the sales, conditional on the guaranteed minimum stipulated in this agreement.

                Soybean Meal Purchase Agreement

                On September 12 2008 we signed bulk soybean meal purchase agreements with Coamo Agroindustrial Cooperativa on a CIF basis with the prices to be set, having as their basis Chicago Board of Trade quotations. Deliveries are made monthly to our industrial units.

                Supply, Technical Partnership and Commercial Cooperation Agreement

                On March 15 2005, we signed a Supply, Technical Partnership and Commercial Cooperation Agreement with Cobb-Vantress Brasil Ltda., a company active in the research and development of poultry breeder stock. Under this agreement, we sell our rights to Chester genetic material and in exchange, receive a 50% discount on the purchase of 172 packages of Cobb proprietary grandparent breeder chicks. On a preferential basis, Cobb has further undertaken to supply us for an indeterminate duration with all the improvements and technological advances made in future by the company to its Chester genetic line.

                Integrated Agreements for the Production of Hogs in the Complete Cycle System

                We buy part of our live hog requirements from local producers through the signing of Integrated Agreements for the Production of Hogs in the Complete Cycle System. These contracts provide for the sale to us or to any third party indicated by us, of the entire producer’s hog production on an exclusive basis. In return, we pay the values practiced in the market on the date of delivery in accordance with Sindicarne (the Meats and Meat Derivatives Industries Association) parameters.

                Partnership Agreement with Integrated Outgrowers

                By and large, our partnership agreements with the integrated outgrowers provides for the supply by us of batches of day old chicks as well as feed, technical advice and other necessary inputs for the full production of poultry (rearing) on the respective poultry farms. Once the conditions are attained for slaughter (generally when the poultry has reached the age of 100 days), the producer returns part of the fully grown poultry flock, upon which it is our responsibility under the conditions of the partnership to undertake the slaughtering process. Furthermore, the producer undertakes to sell us on an exclusive basis the part of the meat chickens determined under the agreement. The price paid to producers is set in accordance with the technical standards of each one as well as indices of weight, age, mortality and food conversion, all of which are periodically reviewed. The agreements customarily run for an indeterminate duration and can be rescinded at any time, without just cause, as long as this is notified in writing at least 60 days before hand.

                Joint Ventures

                On June 25 2007, Unilever and BRF announced the joint venture, UP Alimentos, for managing the Becel and Becel ProActiv brands in Brazil as well as identifying opportunities for other business.

                The two companies combine BRF’s extensive experience in the manufacture, sale and distribution of food products in Brazil with Unilever’s advanced development technology, marketing and innovation as well as the penetration of its brands both in Brazil and worldwide. This strategic alliance is instrumental in supplying the Brazilian market with high value-added items directed principally to consumers seeking healthy and functional nutrition.

                In 2008, Sadia and Kraft concluded an association resulting in a company called K&S Alimentos S.A. (“K&S”). K&S’s core business is to produce and distribute cheese products and table items such as cream cheese and cheese spreads. In 2008, Sadia and Kraft also entered into a licensing agreement. Sadia has licensed its brands such as “Sadia”, “S”, “Sadia Speciale” and “SadiaVita Light” to K&S and Kraft has also licensed its “Philadelphia” brand to the joint venture.

                No significant agreements have been signed by us which are not directly related to our operating activities.

7.9. Other material information

Our marketing efforts are based on (1) diversifying our product lines, including focusing on value-added processed foods that tend to be less price-sensitive than our poultry and pork cuts and can be targeted to specific markets; (2) using a coherent brand strategy so that our brands are recognized and associated with premium products; and (3) reinforcing our reputation for quality by emphasizing superior service to our customers. We intend to further consolidate our brands, while continuing to tailor our appeal to specific export markets and domestic market segments.

In the domestic market, we have historically marketed our products primarily under the Perdigão brand, which we believe is associated with quality and innovative products. We also use a secondary brand, Batavo, which is especially recognized in the State of Paraná. Although we previously used the Batavo brand under license, we acquired a controlling interest in the brand through the Batávia acquisition. We also have well known brands for specific products, such as our Chester® roosters, one of the most popular brands for premium poultry products in Brazil. In addition, we offer a popular Turma da Mônica line of processed foods for children. We have a licensing agreement to use the name and image of Mônica, a well known cartoon character in Brazil, and we use this brand for a wide variety of products, including our Turma da Mônica brand margarine for kids. Batávia also uses the Parmalat brand for processed refrigerated dairy products, such as yogurt. Upon the acquisition of Batávia, we entered into a license agreement with Parmalat S.p.A. to use the Parmalat brand for processed dairy products and other products for a period of three years until the end of 2009, renewable for subsequent one-year periods, if there is no communication otherwise.

In 2007, we acquired from Unilever the margarine brands Doriana, Delicata and Claybom, and also established a joint venture with Unilever for us of the margarine brand Becel.

In our export markets, our premium brand is the Perdix brand, but we use other brands in specific markets for historical reasons, such as the Fazenda brand in Russia. In each case, we pair the two-partridge image with the applicable brand name for that market to maintain a coherent international brand. In addition, we have secondary brands in some of our export markets. Our Borella brand, for example, is well-known in Saudi Arabia, and we use the Halal brand in some Middle Eastern markets to indicate that we slaughter poultry for those products in accordance with Islamic guidelines. We also use the Confidence brand for selected lowerpriced products, such as bologna and frankfurters, in a small number of export markets. We work with a single marketing agency internationally to help us market consistently around the world.

In addition, Sadia sells its products in the domestic market mainly under the brands Sadia, Qualy, Rezende, Miss Daisy, Texas, Texas Burger, Speciale Sadia, Sadilar, Deline, Nuggets, Tekitos, Hot Pocket and Wilson, all of which are registered with the Brazilian Trademark Office (INPI). In foreign markets, Sadia uses the brands Sadia, Resende, Hilal, Corcovado and Sahtein. Sadia also has a license for the use of the Excelsior trademark, owned by Excelsior Alimentos S.A., pursuant to an agreement valid until September 1, 2013.

8. ECONOMIC GROUP OF THE COMPANY

8.1. Description of the Company’s Economic Group

                a. direct and indirect controlling shareholders

                b. subsidiaries and affiliates

                c. Company’s ownership interests in the group companies

                d. group companies’ ownership interests in the Company

                e. companies under common control

	Interest in equity (%)
	03.31.10	12.31.09
Avipal Nordeste S.A. (d)	-	100.00%
Avipal S.A. Construtora e Incorporadora (c)	100.00%	100.00%
Avipal Centro-oeste S.A. (c)	100.00%	100.00%
Perdigão Export Ltd . (c)	100.00%	100.00%
UP! Alimentos Ltda.	50.00%	50.00%
Estab. Levino Zaccardi y Cia. S.A.	90.00%	90.00%
HFF Participações S .A. (d)	-	100.00%
Sadia S.A.	-	33.15%
Vip S.A. Empreendimentos e Participações Imobiliárias	100.00%	100.00%
Estab. Levino Zaccardi y Cia. S.A.	10.00%	10.00%
Perdigão Trading S .A. (c)	100.00%	100.00%
PSA Laboratório Veterinário Ltda .	90.00%	90.00%
PDF Participações Ltda .	99.00%	99.00%
PSA Laboratório Veterinário Ltda .	10.00%	10.00%
Sino dos Alpes Alimentos Ltda.	99.99%	99.99%
PDF Participações Ltda .	1.00%	1.00%
Sino dos Alpes Alimentos Ltda.	0.01%	0.01%
Crossban Holdings GmbH	100.00%	100.00%
Perdigão Europe Ltd .	100.00%	100.00%
Perdigão UK Ltd .	100.00%	100.00%
Perdigão France SARL	100.00%	100.00%
Perdigão Nihon K .K.	100.00%	100.00%
Perdigão Ásia PTE Ltd	100.00%	100.00%
Perdigão Hungary	100.00%	100.00%
Plusfood UK Ltd	100.00%	100.00%
Acheron Beteiligung-sverwaltung GmbH (a)	100.00%	100.00%
Xamol Consul. Serv. Ltda (c)	100.00%	100.00%
Perdigão International Ltd .	100.00%	100.00%
BFF International Ltd.	100.00%	100.00%
Highline International (c)	100.00%	100.00%
Plusfood Holland B.V.	100.00%	100.00%
Plusfood Group B.V.	100.00%	100.00%
Plusfood B.V.	100.00%	100.00%
Plusfood Constanta SRL (b)	-	100.00%
Plusfood Iberia SL	100.00%	100.00%
Plusfood Italy SRL	67.00%	67.00%
Plusfood Finance UK Ltd.	100.00%	100.00%

Fribo Foods Ltd.	100.00%	100.00%
Sadia S.A.	100.00%	66.85%
Big Foods Ind . de Produtos Alimentícios Ltda	100.00%	100.00%
Sadia Overseas Ltd.	100.00%	100.00%
Rezende Marketing e Comunicações Ltda	99.91%	99.91%
Sadia International Ltd.	100.00%	100.00%
Sadia Uruguay S.A.	100.00%	100.00%
Sadia Chile S.A.	60.00%	60.00%
Sadia Alimentos S.A.	95.00%	95.00%
Concórdia Foods Ltd .	100.00%	100.00%
Sadia U. K. Ltd.	100.00%	100.00%
Sadia GmbH	100.00%	100.00%
Wellax Food Logistics C.P.A.S.U. Lda.	100.00%	100.00%
Sadia Foods GmbH.	100.00%	100.00%
Qualy B. V. (a)	100.00%	100.00%
Sadia Japan Ltd.	100.00%	100.00%
Badi Ltd.	80.00%	80.00%
Baumhardt Comércio e Participações Ltda	73.94%	73.94%
Excelsior Alimentos S.A.	25.10%	25.10%
Sadia Industrial Ltda.	100.00%	100.00%
Rezende Marketing e Comunicações Ltda	0.09%	0.09%
Excelsior Alimentos S.A.	46.01%	46.01%
K&S Alimentos S.A.	49.00%	49.00%

(a)   The wholly-owned subsidiary Acheron Beteiligung-sverwaltung GmbH has 100 direct subsidiaries in Madeira Island, Portugal, which interest amounted to R$886, and the wholly-owned subsidiary Qualy B.V. has 48 subsidiaries in The Netherlands, which interest amounted to R$8,696 on March 31, 2010, both subsidiaries were constituted to operate in the European market that is ruled by importation quotas for poultry and turkey meat and increase Company’s market participation.

(b)   Divestiture as of March 31, 2010.

(c)   Dormant companies.

(d)   Merged companies as of March 31, 2010.

8.2. Flowchart of the Economic Group

                Not applicable

8.3. Restructuring transactions carried out in the group in the previous three fiscal years and in the current fiscal year

Date of transaction	03/31/2010
Transaction	Shares Split
Description

On March 31, 2010, the Company’s shareholders approved a one-for-one share split of the Company’s ordinary shares and a change in the ratio of ordinary shares to ADRs such that one ordinary share corresponds to one ADR. The combined effect of the share split and the ADR ratio change was that holders of ADRs received four ADRs for each existing ADR. This share split and ADR ratio change became effective on April 7, 2010 and were designed to reposition the price of the Company’s shares and the ADRs with a focus on an increase in liquidity and the interests of national and international retail investors.

Date of transaction	03/31/2010
Transaction	Authorized Capital Increase
Description

On March 31, 2010, we amended our bylaws to increase our authorized share capital to 1,000,000,000 common shares. As a result, our share capital may be increased up to that number without an amendment to our bylaws, upon approval by our board of directors, which will set the terms of the issuance, including the price and the period for payment. Any increase exceeding the authorized capital must be approved at an annual meeting of our shareholders.

Date of transaction	08/20/2009
Transaction	Capital Stock Increase
Description

On August 20, 2009, the Board of Directors, within the limit of the authorized capital, in connection with the exercise of the option to purchase additional shares exercised by lead underwriter, in the amount of 17,250,000 common, nominative, book-entry shares, with no par value, at the issuance price of R$40.00 per share, resulting in the increase in capital stock, within the limit of the Company’s authorized capital in the amount of R$690.0 million, representing an increase in the capital stock to R$12,553,417,953.36, represented by 436,236,623 common shares.

Date of transaction	08/18/2009
Transaction	Shares Merger
Description

On August 18, 2009, a shareholders’ meeting approved the merger of all common and preferred shares issued by Sadia into the Company, and approved the capital increase of the Company, upon the conversion of 25,904,595 common shares and 420,650,712 preferred shares issued by Sadia, based on the equity value of such shares, in the amount of R$2.3 billion through the issuance of 59,390,963 new registered common shares, with no par value, at the issuance price of R$39.32 per share, the capital, therefore, being increased R$9,527,933,697.75 to R$11,863,417,953.36.

Date of transaction	7/21/2009
Transaction	Stock Issue
Description

On July 21, 2009, a Board of Directors meeting approved an increase in our capital stock within the limits of the authorized capital in the amount of R$4.6 billion, to R$9,527,933,697.75 through the issuance of 115,000,000 common shares, all book entry and with no par value, through a primary public offering in Brazil, in the non-organized over-the-counter market, and in the overseas market, including shares in the form of American Depositary Shares evidenced by American Depositary Receipts.

Date of transaction	7/08/2009
Transaction	Shares Merger
Description

On July 8, 2009, a shareholders’ meeting approved the merger of all shares issued by HFF into our assets, the conversion of HFF into a wholly-owned subsidiary of the Company and the capital increase of BRF, upon contribution of 226,395,405 shares issued by HFF, based on the economic value of such shares, in the amount of R$1.5 billion by issuing 37,637,557 new common shares all nominative and will no par value, at an issuance price of R$39.40 per share. As a result our capital stock increased to R$4,927,933,697.75.

Date of transaction	4/02/2008
Transaction	Asset Acquisition
Description

On April 2 2008, Perdigão acquired Cotochés, a traditional industry in the dairy products segment in the state of Minas Gerais. The investment totaled R$ 54 million, plus the assumption of R$ 15 million in debt. The company reported sales of about R$ 180 million with two industrial plants in the municipalities of Ravena and Rio Casca in the east of the state of Minas Gerais. The company currently processes 380 thousand liters/day of milk although it has an installed capacity for 600 thousand liters/day. In addition to these two municipalities, there is a milk catchment deposit in Teófilo Otoni. The company currently employs 500, at the same time creating approximately two thousand indirect jobs.

Date of transaction	02/21/2008
Transaction	Asset Merger
Description

On February 21 2008, we concluded the Eleva operation amounting to approximately R$ 1.7 billion, R$ 764.6 million (46% of the operation) representing a cash payment to Eleva Alimentos’ shareholders in January and February 2008, the remaining stake of 54% being incorporated into Perdigão S.A. The latter corresponds to the portion of the operation involving the exchange ratio in the proportion of 1 new Perdigão share for 1.74308855 Eleva shares, resulting in the issuance of 20 million new shares and the transformation of Eleva into a wholly owned subsidiary of Perdigão. Eleva’s commercial operations have been transferred to the meat and dairy products Business Units, domestic and export markets. As a result, our outstanding share capital was increased to R$3,445,042,795.00, represented by 206,958,103 common shares, without par value (of which 430,485 were common shares held in treasury).

Date of transaction	1/02/2008
Transaction	Asset Acquisition
Description

On January 2 2008, we acquired Plusfood, a meat processing company with three industrial units in Europe (The Netherlands, United Kingdom and Romenia), for R$ 45 million plus outstanding debt. The Management of this company was merged with the Perdix Business Unit, responsible for our export market activities.

Date of transaction	12/18/2007
Transaction	Shares Issue
Description

At the end of 2007, Perdigão S.A successfully concluded a primary offering with the issue of 20 million new shares at a price of R$45.00 per share. Ratification and paying-in of funds of R$900.0 million took place on December 18, 2007, priority being given to the settlement of the cash portion of the Eleva acquisition. On January 14, 2008, as a result of the demand for the offering, the over-allotment option was partially exercised, we issued additional 744,200 shares, at the same price in the amount of R$33.5 million, the capital stock increased to R$2,500 million, represented by 186,701,352 common book-entry shares.

Date of transaction	11/28/2007
Transaction	Asset Acquisition
Description

On November 28 2007, we acquired for a cash payment of R$ 155,0 million the remaining 49% stake in Batávia’s capital stock, Batávia becoming a wholly owned subsidiary. This disbursement was entirely from the Company’s own cash generation. Batávia accounts for about 11% of our consolidated sales. Its results had already been fully incorporated into our consolidated figures, the minority stake being recognized accordingly.

9. MATERIAL ASSETS

9.1. Non-current assets relevant to the performance of the Company’s activities

                a. property, plant and equipment

Description of non-current asset	Country	State	City	Type of ownership
Slaughtering plant and industry	Brazil	MT	Várzea Grande	Owned
Slaughtering plant and industry	Brazil	MG	Uberlândia	Owned
Slaughtering plant and industry	Brazil	RS	Três Passos	Owned
Slaughtering plant and industry	Brazil	PR	Toledo	Owned
Slaughtering plant and industry	Brazil	MT	Lucas do Rio Verde	Owned
Slaughtering plant and industry	Brazil	PR	Francisco Beltrão	Owned
Slaughtering plant and industry	Brazil	PR	Dois Vizinhos	Owned
Slaughtering plant and industry	Brazil	SC	Concórdia	Owned
Slaughtering plant and industry	Brazil	SC	Chapecó	Owned
Slaughtering plant and industry	Brazil	MT	Campo Verde	Owned
Slaughtering plant and industry	Brazil	GO	Buriti Alegre	Owned
Slaughtering plant and industry	Brazil	SP	Brasília	Owned
Processing plant and industry	Brazil	DF	Brasília	Owned
Processing plant and industry	Brazil	MT	Campo Verde	Owned
Processing plant and industry	Brazil	PR	Chapecó	Owned
Processing plant and industry	Brazil	SC	Concórdia	Owned
Processing plant and industry	Brazil	PR	Dois Vizinhos	Owned
Processing plant and industry	Brazil	RJ	Duque de Caxias	Owned
Processing plant and industry	Brazil	PR	Francisco Beltrão	Owned
Processing plant and industry	Brazil	PR	PARANAGUÁ	Owned
Processing plant and industry	Brazil	PR	Ponta Grossa	Owned
Processing plant and industry	Brazil	PR	Toledo	Owned
Processing plant and industry	Brazil	RS	Três Passos	Owned
Processing plant and industry	Brazil	MG	Uberlândia	Owned

Description of non-current asset	Country	State	City	Type of ownership
Processing plant and industry	Brazil	MT	Várzea Grande	Owned
Processing plant and industry	Brazil	PE	Vitória de Santo Antão	Owned
Distribution center	Brazil	RJ	Duque de Caxias	Owned
Distribution center	Brazil	MG	Uberlândia	Owned
Distribution center	Brazil	PE	Recife	Leased
Distribution center	Brazil	SP	Jundiaí	Leased
Distribution center	Brazil	SP	Guarulhos	Owned
Feed production center	Brazil	SC	Concórdia	Owned
Feed production center	Brazil	SC	Chapecó	Owned
Feed production center	Brazil	RS	Três Passos	Owned
Feed production center	Brazil	MG	Uberlândia	Owned
Feed production center	Brazil	PR	Francisco Beltrão	Owned
Feed production center	Brazil	DF	Brasília	Owned
Feed production center	Brazil	MT	Lucas do Rio Verde	Owned
Hatchery	Brazil	PR	Dois Vizinhos	Owned
Hatchery	Brazil	PR	Francisco Beltrão	Owned
Hatchery	Brazil	DF	Brasília	Owned
Hatchery	Brazil	MT	Lucas do Rio Verde	Owned
Farms	Brazil	SC	Concórdia	Owned
Farms	Brazil	PR	Toledo	Owned
Farms	Brazil	SC	Chapecó	Owned
Farms	Brazil	SC	Passos Maia	Owned
Farms	Brazil	MG	Uberlândia	Owned
Farms	Brazil	PR	Marmeleiro	Owned
Farms	Brazil	PR	Dois Vizinhos	Owned
Farms	Brazil	MT	Lucas do Rio Verde	Owned
Farms	Brazil	SC	Faxinal dos Guedes	Owned
Slaughtering plant - Rio Verde	Brazil	GO	Rio Verde	Owned

Description of non-current asset	Country	State	City	Type of ownership
Slaughtering plant - Aves Capinzal	Brazil	SC	Capinzal	Owned
Slaughtering plant - Mineiros	Brazil	GO	Mineiros	Owned
Slaughtering plant - Videira	Brazil	SC	Videira	Owned
Slaughtering plant - Carambei - Batávia	Brazil	PR	Carambeí	Owned
Slaughtering plant - Carambeí	Brazil	PR	Carambeí	Owned
Slaughtering plant - Bom Conselho - Batávia	Brazil	PE	Bom Conselho	Owned
Slaughtering plant - Aves/Suínos Lajeado	Brazil	RS	Lajeado	Owned
Slaughtering plant - Bovinos Mirassol D'Oeste	Brazil	SP	Mirassol D'Oeste	Owned
Slaughtering plant - Nova Mutum	Brazil	MT	Nova Mutum	Owned
Dairy industry - Teutônia	Brazil	RS	Teutônia	Owned
Slaughtering plant - Aves Marau	Brazil	RS	Marau	Owned
Slaughtering plant - Herval D´Oeste	Brazil	SC	Herval D'Oeste	Owned
Slaughtering plant - Serafina Corrêa	Brazil	RS	Serafina Corrêa	Owned
Slaughtering plant - Suínos Marau	Brazil	RS	Marau	Owned
Slaughtering plant and industry - Marau	Brazil	RS	Marau	Owned
Dairy industry - Ijuí	Brazil	RS	Ijuí	Owned
Poultry slaughtering plant - Dourados	Brazil	MS	Dourados	Owned
Slaughtering plant - Lages	Brazil	SC	Lages	Owned
Slaughtering plant - Salto Veloso	Brazil	SC	Salto Veloso	Owned
Dairy industry - Três de Maio	Brazil	RS	Três de Maio	Owned
Dairy industry - Ravena	Brazil	MG	Ravena	Owned
Industry Concórdia - Batávia	Brazil	SC	Concórdia	Owned
Slaughtering plant - Jataí	Brazil	GO	Jataí	Owned
Dairy industry - Santa Rosa	Brazil	RS	Santa Rosa	Owned
Dairy industry - Três de Maio	Brazil	RS	Três de Maio	Owned
Dairy industry - Itatiba-Malibu	Brazil	SP	Itatiba	Owned
Margarine processing plant - Valinhos	Brazil	SP	Valinhos	Owned
Dairy industry - São Lourenço	Brazil	RS	São Lourenço	Owned
Distribution center - Embu Perdigão	Brazil	SP	Embú	Owned

Description of non-current asset	Country	State	City	Type of ownership
Commercial unit - Meat GO	Brazil	GO	Rio Verde	Owned
Selling facility - São Paulo	Brazil	SP	São Paulo	Owned
Selling facility - Salvador	Brazil	BA	Salvador	Owned
Distribution center - Marau	Brazil	RS	Marau	Owned
Selling facility - Campinas	Brazil	SP	Campinas	Owned
Selling facility - Fortaleza	Brazil	CE	Fortaleza	Owned
Selling facility - Videira	Brazil	SC	Videira	Owned
Commercial unit - Carambeí - Batávia	Brazil	PR	Carambeí	Owned
Selling facility - Rio de Janeiro	Brazil	RJ	Rio de Janeiro	Owned
Selling facility - Santos	Brazil	SP	Santos	Owned
Selling facility - Brasília	Brazil	DF	Brasília	Owned
Selling facility - MG	Brazil	MG	Belo Horizonte	Owned
Selling facility - Bauru	Brazil	SP	Bauru	Owned
Distribution center - Embu-Eleva Lácteos	Brazil	SP	Embú	Owned
Feed production center - Videira	Brazil	SC	Videira	Owned
Feed production center - Mineiros	Brazil	GO	Mineiros	Owned
Feed production center - Marau	Brazil	RS	Marau	Owned
Feed production center - Arroio do Meio	Brazil	RS	Arroio do Meio	Owned
Feed production center -Catanduvas	Brazil	PR	Catanduvas	Owned
Feed production center -Dourados	Brazil	MS	Dourados	Owned
Feed production center - Lami - POA	Brazil	RS	Porto Alegre	Owned
Grãos Guarapuava	Brazil	PR	Guarapuava	Owned
Grains - Lajeado	Brazil	RS	Lajeado	Owned
Feed production center - Gaurama	Brazil	RS	Gaurama	Owned
Feed production center - Fco Beltrão	Brazil	PR	Francisco Beltrão	Owned
Grains Pto-Passo Pedra	Brazil	SC	Videira	Owned
Warehouse Marau - RS 324	Brazil	RS	Marau	Owned
Hatchery - Arroio do Meio	Brazil	RS	Arroio do Meio	Owned
Hatchery - Rio dos Patos	Brazil	Mt	Nova Mutum	Owned
Hatchery - Marau	Brazil	RS	Marau	Owned

Description of non-current asset	Country	State	City	Type of ownership
Hatchery - Poultry Castro	Brazil	PR	Castro	Owned
Hatchery - Sta Gema	Brazil	SC	Videira	Owned
Hatchery - Mineiros	Brazil	GO	Mineiros	Owned
Hatchery - Herval D´Oeste	Brazil	SC	Herval D'Oeste	Owned
Hatchery - Lami-POA	Brazil	RS	Porto Alegre	Owned
Hatchery - Rio Claro	Brazil	SP	Rio Claro	Owned
Hatchery - Dourados	Brazil	MS	Dourados	Owned
Hatchery - Rio das Pedras	Brazil	SC	Videira	Owned
Hatchery - Caxias do Sul	Brazil	RS	Caixias do Sul	Owned
Hatchery - Jataí	Brazil	GO	Jataí	Owned
Hatchery - Turkey Catanduva	Brazil	PR	Catanduva	Owned
Hatchery and farm - Araucária	Brazil	PR	Araucária	Owned
Hatchery - Nova Mutum	Brazil	MT	Nova Mutum	Owned
Hatchery - Capinzal	Brazil	SC	Capinzal	Owned
Breeding stock farm - Jataí	Brazil	GO	Jataí	Owned
Poultry farm Rio Verde-G.SÃO TOMAZ	Brazil	GO	Rio Verde	Owned
Poultry farm - XII - Itapua	Brazil	RS	Viamão	Owned
Poultry farm - VIII Itapua	Brazil	RS	Viamão	Owned
Breeding stock farm - Água Boa	Brazil	MT	Nova Mutum	Owned
Poultry farm - Viamão	Brazil	RS	Viamão	Owned
Poultry farm - Catanduvas	Brazil	PR	Catanduvas	Owned
Poultry farm - Capitão	Brazil	RS	Capitão	Owned
Poultry farm - Califórnia	Brazil	SP	Brotas	Owned
Poultry hatchery and farm São Mateus	Brazil	RS	Viamão	Owned
Poultry farm - Amoras	Brazil	RS	Taquari	Owned
Poultry farm - Rio Verde II-RIO DOCE	Brazil	GO	Rio Verde	Owned
Poultry farm - S.Antônio Pavan	Brazil	RS	Marau	Owned
Poultry farm - Arroio Abelha	Brazil	RS	Forquetinha	Owned
Pork farms - Carapuça	Brazil	RS	Taquari	Owned

Description of non-current asset	Country	State	City	Type of ownership
Poultry farm - Capinzal	Brazil	SC	Capinzal	Owned
Poultry farm - S.Antônio Palma	Brazil	RS	Santo Antonio Palma	Owned
Poultry farm - P. Felicidade	Brazil	SC	Tangará	Owned
Poultry and pork farm - Áurea	Brazil	SC	Capinzal	Owned
Poultry farm - Fontoura Xavier	Brazil	RS	Fontoura Xavier	Owned
Poultry farm - Arceburgo	Brazil	SP	Arceburgo	Owned
Poultry farm - Invernada	Brazil	SC	Videira	Owned
Turkey farm - Santo André	Brazil	PR	Carambeí	Owned
Poultry farm - Alto Alegre	Brazil	SC	Capinzal	Owned
Collection station - Passo Fundo	Brazil	RS	Passo Fundo	Owned
Collection station - Santo Cristo	Brazil	RS	Santo Cristo	Owned
Collection station - Uruguaiana	Brazil	RS	Uruguaiana	Owned
Collection station - Cerro Largo	Brazil	RS	Cerro Largo	Owned
Collection station - São Sepé	Brazil	RS	São Sepé	Owned
Collection station - Alegrete	Brazil	RS	Alegrete	Owned
Processing plant - Hamburgers	Brazil	UK	Wrexham	Owned
Processing plant -Stuffed, breaded meat and frozen products	Netherlands	Netherlands	Oosterwolde	Owned
Processing plant - Stuffed and breaded meat products	Romania	Romania	Constanta	Owned

9.1.b. Patents, trademark, licenses, concessions, franchises and IT transfer agreements

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Deline	See item "Events" below	See item "Events" below

Territory included and respective duration: Brazil (02.18.2017); Argentina (01.06.2014); Chile (12.24.2019); Ecuador (02.19.2013); Paraguay (12.10.2012); Dominican Republic (04.15.2014); Uruguay (04.30.2013).

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Trademarks	Fiesta	See item "Events" below	See item "Events" below	Territory included and respective duration: Brazil (10.12.2012); Argentina (01.29.2019); Bolivia (12.11.2013); Paraguay (12.19.2016); Uruguay (06.11.2017).

The consequences may vary, but most importante is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Hilal	See item "Events" below	See item "Events" below

Territory included and respective duration: Brazil (04.10.2014); Saudi Arabia (12.05.2014); Bahrain (04.12.2013); Qatar (04.24.2019); Egypt (05.06.2018); UAE (01.24.2014); Philippines (03.17.2018); Hong Kong (12.06.2016); Yemen (10.29.2019); India (02.13.2013); Iraq (11.16.2013); Jordan (07.27.2014); Kuwait (07.30.2012); Lebanon (11.12.2012); Oman (06.15.2013); Singapore (07.05.2020).

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Miss Daisy	See item "Events" below	See item "Events" below

Territory included and respective duration: Brazil (05.29.2017); Belize (11.15.2010); Chile (11.14.2012); Colombia (01.15.2014); Costa Rica (03.24.2013); El Salvador (06.07.2014); Guatemala (03.16.2013); Nicaragua (04.30.2012); Panama (03.27.2012); Peru (09.16.2012); United Kingdom (01.16.2014); Russia (11.11.2013); Ukraine (12.18.2023); Tarjaquistan (12.25.2013)

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Trademarks	Nugget	See item "Events" below	See item "Events" below	Territory included and respective duration: Brazil (06.05.2020); Chile (08.03.2010); UAE (05.08.2016); Oman (04.24.2012); Paraguay (08.11.2013); Uruguay (06.29.2019)

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Qualy	See item "Events" below	See item "Events" below

Territory included and respective duration: Brazil (08.25.2012); Netherlands Antilles (06.23.2013); Germany (09.30.2012); Saudi Arabia (01.10.2012); Algeria (01.26.2013); Argentina (09.28.2016); Aruba (09.02.2019); Chile (12.24.2019); Costa Rica (02.26.2014); United States (03.25.2013); Guatemala (04.04.2014); Italy (07.08.2012); Japan (04.28.2015); Jordan (02.12.2012); Paraguay (12.10.2012); Peru (02.03.2013); Portugal (11.24.2017); Dominican Republic (04.15.2014); Russia (02.12.2012); Switzerland (09.24.2012); Uruguay (09.02.2014)

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Rezende	See item "Events" below	See item "Events" below

Territory included and respective duration: Brazil (04.25.2012); Argentina (01.02.2018); Bahrain (12.11.2012); Canada (05.08.2022); Qatar (01.17.2011); Chile (03.02.2011); China (04.14.2010); European Community (01.20.2011); UAE (01.20.2011); Hong Kong (08.20.2013); Japan (06.22.2011); Kuwait (04.21.2011); Oman (01.03.2011); Paraguay (08.29.2011); Russia (02.12.2012); Singapore (09.08.2010); Uruguay (02.14.2011).

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Sahtein	See item "Events" below	See item "Events" below

Territory included and respective duration: Brazil (05.08.2014); Saudi Arabia (12.02.2018); Bahrain (04.12.2013); Qatar (08.28.2014); Egypt (05.17.2018); UAE (01.24.2014); Yemen (05.24.2019); Iraq (04.22.2018); Iran (08.31.2018); Jordan (07.26.2015); Kuwait (11.28.2010); Lebanon (11.12.2012); Oman (06.15.2019)

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Sadia	See item "Events" below	See item "Events" below

Territory included and respective duration: Brazil (10.26.2014); Germany (11.16.2013); Saudi Arabia (06.27.2014); Argentina (01.29.2018); Bolivia (03.18.2016); Bulgaria (06.09.2016); Canada (08.29.2020); Qatar (08.12.2010); Chile (09.16.2018); China (03.06.2013); Denmark (06.10.2014); Egypt (08.17.2012); UAE (08.01.2014); Ecuador (12.07.2014); Spain (09.02.2014); United States (11.08.2013); Finland (11.05.2011); French (12.02.2013); Georgia (01.04.2020); Greece (04.27.2014); Guatemala (03.17.2013); Turkey (05.31.2019); Ukraine (05.29.2016); Uruguay (02.08.2015).

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Tekitos	See item "Events" below	See item "Events" below	Territory included and respective duration: Brazil (12.08.2017); Argentina (03.14.2013); Chile (10.31.2012); Cuba (03.19.2013); Peru (03.12.2013).

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Trademarks	Wilson	See item "Events" below	See item "Events" below	Territory included and respective duration: Brazil (08.29.2011); Paraguay (07.22.2013); United Kingdom (06.05.2010)

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Alnoor	See item "Events" below	See item "Events" below	Territory included and respective duration: QATAR (2/21/2017); UNITED ARAB EMIRATES (8/30/2013); KUWAIT (1/11/2014); LEBANON (7/18/2018); Brazil (6/5/2017)

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Trademarks	Batavo	See item "Events" below	See item "Events" below	Territory included and respective duration: CHILE (03/15/2020); JAPAN (11/6/2019); LEBANON (9/30/2019); PERU (12/20/2019); UNITED KINGDOM (7/20/2019); SINGAPORE (5/27/2019); Brazil (6/19/2017)

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Becel	Brazil	until 2022	In 2007, we established a joint venture with Unilever Brazil Ltda to use the Becel trademark with force until 2022.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Trademarks	Becel Proactiv	Brazil	until 2022	In 2007, we established a joint venture with Unilever Brazil Ltda to use the Becel trademark with force until 2022.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Borella	See item "Events" below	See item "Events" below

Territory included and respective duration: SAUDI ARABIA (8/25/2018); Brazil (3/1/2020); QATAR (5/7/2011); CHINA (11/13/2019); UNITED ARAB EMIRATES (7/9/2016); YEMEN (4/22/2011); IRAN (7/25/2011); KUWAIT (7/22/2011); LEBANON (5/18/2016); OMAN (4/24/2011); UNITED KINGDOM (7/29/2018); SINGAPORE (3/7/2016);

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Trademarks	Chester	See item "Events" below	See item "Events" below

Territory included and respective duration: GERMANY (1/31/2011); SAUDI ARABIA (8/17/2020); Brazil (8/13/2015); CHINA (5/6/2018); HONG-KONG (11/3/2014); JAPAN  (6/22/2017); KWAIT (7/26/2017); PORTUGAL (12/20/2014); SINGAPORE (7/5/2014); TAIWAN, PROVINCE OF CHINA (8/31/2015);

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Claybom	Brazil	9/22/2018	Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Trademarks	Confiança	See item "Events" below	See item "Events" below

Territory included and respective duration: Brazil (3/18/2020) and Portugal (11/2/2014) Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Trademarks	Confidence	See item "Events" below	See item "Events" below

Territory included and respective duration: South Africa (7/8/2014); Saudi Arabia (3/27/2014); Argentina (4/7/2019); Brazil (2/13/2017); Qatar (7/20/2014); United Arab Emirates (7/28/2014); Yemen (7/18/2014); Kuwait (9/6/2015); Lebanon (7/21/2019); Paraguay (12/23/2019); Romania (8/5/2014); Singapore (11/29/2011); Uruguay (10/21/2019); Venezuela (12/19/2015); Hong-Kong (9/25/2019)

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Cotochés	Brazil	9/8/2019	Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Trademarks	Delicata	Brazil	4/8/2017	Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Trademarks	Doriana	Brazil	6/25/2018	Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Trademarks	Elegê	Brazil	6/29/2019	Any trademark that is not used for a period of 5 years, as from its registration may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Fazenda	See item "Events" below	See item "Events" below	Territory included and respective duration: SOUTH AFRICA (5/9/2012); ARMENIA (8/12/2014); RUSSIAN FEDERATION (3/11/2012); GEORGIA (4/16/2013); UKRAINE (8/17/2017)

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Trademarks	Halal	See item "Events" below	See item "Events" below	Territory included and respective duration: SAUDI ARABIA (2/14/2013); QATAR (6/2/2013); YEMEN (8/11/2013); JORDAN (7/24/2013); LEBANON (7/19/2018); OMAN (5/31/2013)

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Trademarks	Nabrasa	Brazil	11/10/2007	Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the primary ones are impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Perdigão	See item "Events" below	See item "Events" below

Territory included and respective duration: SOUTH AFRICA (5/18/2018); SAUDI ARABIA (4/28/2020); ARGENTINA (2/5/2018); BELARUS (10/31/2013); BOLIVIA (3/26/2012); CANADA (11/8/2015); CHILE (11/26/2011); CHINA (11/13/2019); EUROPEAN COMMUNITY (5/17/2014); NORTH KOREA (11/27/2016); SOUTH KOREA (2/26/2018); EGYPT (3/6/2011); UNITED ARAB EMIRATES (12/4/2015); PHILIPPINES (11/28/2015); HONG KONG (8/25/2018); YEMEN (1/15/2017); IRAQ (9/18/2016); JAPAN  (6/30/2013); KUWAIT (8/12/2011); LEBANON (6/13/2018); OMAN (7/3/2011); PARAGUAY (9/4/2011); PERU (1/28/2014); RUSSIA (5/21/2018); TAIWAN (10/15/2014); URUGUAY (9/10/2012); VENEZUELA (9/26/2015); Brazil (1/24/2019)

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Excelsior	Brazil	4/13/2020	Note: Sadia has a license to use the Excelsior trademark, property of Excelsior Alimentos S.A., pursuant to the agreement in force until September 1, 2013.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Trademarks	Corcovado	See item "Events" below	See item "Events" below

Territory included and respective duration: Armenia (03.12.2012); Benelux (02.08.2011); China (10.28.2010); Philippines (03.03.2018); Georgia (04.16.2013); Hong Kong (07.21.2019); India (02.13.2013), Indonesia (07.06.2010); Kazakhstan (03.04.2012); Kyrgyzstan (03.06.2012); Republic Moldova (03.05.2012); Singapore (03.01.2015); Taiwan (03.01.2016); Ukraine (03.06.2012); Uzbekistan (03.05.2012).

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Hot Pocket	See item "Events" below	See item "Events" below

Territory included and respective duration: Brazil (12.18.2011); Saudi Arabia (07.04.2016); United Arab Emirates (10.29.2016); Yemen (10.31.2016); Jordan (11.01.2016); Kuwait (12.18.2016); Lebanon (11.07.2021); Oman (10.28.2016).

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Trademarks	Sadilar	Brazil	11/25/2010	Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Trademarks	Speciale Sadia	See item "Events" below	See item "Events" below	Territory included and respective duration: Brazil (01.02.2018); Saudi Arabia (07.25.2014); Bahrain (07.18.2014); Yemen (07.18.2014); Oman (08.03.2014).

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Texas	Brazil	2/25/2017	Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Trademarks	Texas Burger	Brazil	5/29/2017	Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Trademarks	Perdigão Chester	EUROPEAN COMMUNITY	11/6/2018	Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Trademarks	PERDIGÃO EVERYONE EVERYWHERE	See item "Events" below	See item "Events" below	Territory included and respective duration: EUROPEAN COMMUNITY (1/23/2016); UNITED ARAB EMIRATES (1/30/2016); HONG KONG (1/20/2016); JAPAN (3/16/2017); RUSSIA (4/7/2016)

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	PERDIGÃO NUGGETS	URUGUAY	8/26/2019	Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Trademarks	PERDIX	See item "Events" below	See item "Events" below

Territory included and respective duration: SOUTH AFRICA (10/24/2012); SAUDI ARABIA (11/2/2013); ARGENTINA (7/28/2015); BOLIVIA (3/11/2015); CANADA (2/4/2019); QATAR (9/28/2012); CHILE (9/9/2013); CHINA (7/20/2019); EUROPEAN COMMUNITY (4/8/2018); NORTH KOREA (11/27/2016); SOUTH KOREA (2/26/2018); EGYPT (6/15/2012); UNITED ARAB EMIRATES (3/10/2014); RUSSIAN FEDERATION (2/28/2013); HONG-KONG (5/13/2019); YEMEN (4/18/2014); IRAN (1/10/2014); IRAQ (3/17/2017); JAPAN  (2/25/2015); KUWAIT (12/8/2013); LEBANON (6/12/2018); OMAN (9/30/2012); PARAGUAY (11/17/2014); PERU (1/23/2014); TAIWAN (10/31/2013); URUGUAY (7/5/2014)

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	SULINA	See item "Events" below	See item "Events" below	Territory included and respective duration: ARMENIA (8/12/2014); RUSSIAN FEDERATION (7/6/2014); GEORGIA (10//172015); Brazil (3/6/2017)

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Trademarks	TOQUE DE SABOR	Brazil	7/17/2017	Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Trademarks	TURMA DA MÔNICA	Brazil	See item "Events" below	Agreement to use the trademark below with force until 2013.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	UNEF	See item "Events" below	See item "Events" below

Territory included and respective duration: SAUDI ARABIA (3/9/2012); QATAR (6/2/2013); UNITED ARAB EMIRATES (7/9/2016); HONG KONG (9/8/2013); YEMEN (6/8/2013); IRAN (6/8/2013); KWAIT (4/16/2012); LEBANON (2/19/2013); OMAN (5/31/2013)

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Patents	PI 0102212-1 Qualy Fribas	See item "Events" below	See item "Events" below	Territory included and respective duration: South Africa (05/30/2021); Algeria (05/29/2022); Qatar (05/30/2021); Eurasia (05/30/2021); Georgia (05/30/2021); Uzbekistan (05/29/2022)	Upon expiration of the patent, the subject-matter thereof becomes part of the public domain.

Events that may cause the loss of rights in respect to assets: Patent expiration is an event that can cause loss of rights in respect to this asset. The main causes of patent expiration are: expiration of the term; renouncement by its holder, save for the rights of third parties; lapse; failure to pay annual maintenance fees, in the time periods established by law.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Patents	MU 7600974-2 PORT POT	See item "Events" below	See item "Events" below	Territory included and respective duration: Brazil (05/31/2011); Paraguay (05/06/2012); Uruguay (09/11/2019)	Upon expiration of the patent, the subject-matter thereof becomes part of the public domain.

Events that may cause the loss of rights in respect to assets: Patent expiration is an event that can cause loss of rights in respect to this asset. The main causes of patent expiration are: expiration of the term; renouncement by its holder, save for the rights of third parties; lapse; failure to pay annual maintenance fees, in the time periods established by law.

Patents	PI 9903598-7 Cleaning animals' carcass process	Brazil	8/16/2019

Expiration of the patent is an event that can cause loss of rights in respect to this asset. Patent expiration is an event that can cause loss of rights in respect to this asset. The main causes of patent expiration are: expiration of the term; renouncement by its holder, save for the rights of third parties; lapse; failure to pay annual maintenance fees, in the time periods established by law.

Upon expiration of the patent, the subject-matter thereof becomes part of the public domain.

Patents	PI 0000688-2 –Turkey caging and transportation process	Brazil	2/7/2020

Expiration of the patent is an event that can cause loss of rights in respect to this asset. Patent expiration is an event that can cause loss of rights in respect to this asset. The main causes of patent expiration are: expiration of the term; renouncement by its holder, save for the rights of third parties; lapse; failure to pay annual maintenance fees, in the time periods established by law.

Upon expiration of the patent, the subject-matter thereof becomes part of the public domain.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Patents	MU 7901654-5- Brazil Tray Todo Sabor Prato Pronto	Brazil	7/30/2014

Expiration of the patent is an event that can cause loss of rights in respect to this asset. Patent expiration is an event that can cause loss of rights in respect to this asset. The main causes of patent expiration are: expiration of the term; renouncement by its holder, save for the rights of third parties; lapse; failure to pay annual maintenance fees, in the time periods established by law.

Upon expiration of the patent, the subject-matter thereof becomes part of the public domain.

Patents	Dl 6101267-0- Heart Packaging	Brazil	6/7/2011

Expiration of the patent is an event that can cause loss of rights in respect to this asset. Patent expiration is an event that can cause loss of rights in respect to this asset. The main causes of patent expiration are: expiration of the term; renouncement by its holder, save for the rights of third parties; lapse; failure to pay annual maintenance fees, in the time periods established by law.

Upon expiration of the patent, the subject-matter thereof becomes part of the public domain.

Patents	Dl 6101255-6- Pork Packaging	Brazil	6/6/2011

Expiration of the patent is an event that can cause loss of rights in respect to this asset. Patent expiration is an event that can cause loss of rights in respect to this asset. The main causes of patent expiration are: expiration of the term; renouncement by its holder, save for the rights of third parties; lapse; failure to pay annual maintenance fees, in the time periods established by law.

Upon expiration of the patent, the subject-matter thereof becomes part of the public domain.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Patents	Dl 6101253-0-Thigh Packaging	Brazil	6/6/2011

Expiration of the patent is an event that can cause loss of rights in respect to this asset. Patent expiration is an event that can cause loss of rights in respect to this asset. The main causes of patent expiration are: expiration of the term; renouncement by its holder, save for the rights of third parties; lapse; failure to pay annual maintenance fees, in the time periods established by law.

Upon expiration of the patent, the subject-matter thereof becomes part of the public domain.

Patents	Dl 6201052-2- Aesthetic configuration introduced to the packaging group	Brazil	4/19/2012

Expiration of the patent is an event that can cause loss of rights in respect to this asset. Patent expiration is an event that can cause loss of rights in respect to this asset. The main causes of patent expiration are: expiration of the term; renouncement by its holder, save for the rights of third parties; lapse; failure to pay annual maintenance fees, in the time periods established by law.

Upon expiration of the patent, the subject-matter thereof becomes part of the public domain.
Patents	Dl 6403409-7- Hot Pocket Package	Brazil	24/9/2014

Expiration of the patent is an event that can cause loss of rights in respect to this asset. Patent expiration is an event that can cause loss of rights in respect to this asset. The main causes of patent expiration are: expiration of the term; renouncement by its holder, save for the rights of third parties; lapse; failure to pay annual maintenance fees, in the time periods established by law.

Upon expiration of the patent, the subject-matter thereof becomes part of the public domain.

9.1.c. Companies in which Company holds ownership interest

Corporate Denomination	CNPJ	CVM Code	Type of Corporation	Headquarter's country	Headquarter's state	Headquarter's country	Description of activities	Issuer ratio (%)
Year	Carrying value - change %	Market value - change %	Amount of received dividends (Reais)		Date	Amount (Reais)
Avipal Centro-Oeste S.A.	05.449.127/0001-06		Subsidiary	Brazil	MS	Nova Andradina	Processing and commercialization of dairy products	100,00
				Market Value
				Carrying Value	31/12/2009	261,00
31/12/2009	1,00	0,00	0,00
31/12/2008	0,00	0,00	0,00
31/12/2007	0,00	0,00	0,00
Reasons for the acquisition and mantenance of such participation
Acquired to meet the Company's expansion plan

Avipal Nordeste S.A.	01.573.181/0001-08		Subsidiary	Brazil	BA	São Gonçalo dos Campos	Breeding, slaughter and marketing of chickens, production and selling of eggs and feed and industrialization and selling of UHT milk	100,00
				Market Value
				Carrying Value	31/12/2009	1767,16
31/12/2009	2,00	0,00	0,00
31/12/2008	0,00	0,00	0,00
31/12/2007	0,00	0,00	0,00
Reasons for the acquisition and mantenance of such participation
Acquired to meet the Company's expansion plan

Corporate Denomination	CNPJ	CVM Code	Type of Corporation	Headquarter's country	Headquarter's state	Headquarter's country	Description of activities	Issuer ratio (%)
Year	Carrying value - change %	Market value - change %	Amount of received dividends (Reais)		Date	Amount (Reais)
Avipal S.A. Construtora e Incorporadora.	91.399.956/0001-63		Subsidiary	Brazil	RS	Porto Alegre	Construction, real estate buying, selling, leasing or property management, purchase and sale of construction materials in general.	100,00
				Market Value
				Carrying Value	31/12/2009	49,00
31/12/2009	-40,00	0,00	0,00
31/12/2008	0,00	0,00	0,00
31/12/2007	0,00	0,00	0,00
Reasons for the acquisition and mantenance of such participation
Acquired to meet the Company's expansion plan

Crossban Holdings GmbH			Subsidiary	Austria		Viena	Holding and centralization of foreign investments	100,00
				Market Value
				Carrying Value	31/12/2009	910430,00
31/12/2009	-2,00	0,00	0,00
31/12/2008	0,00	0,00	0,00
31/12/2007	0,00	0,00	0,00
Reasons for the acquisition and mantenance of such participation
Holding and foreign investments center

Corporate Denomination	CNPJ	CVM Code	Type of Corporation	Headquarter's country	Headquarter's state	Headquarter's country	Description of activities	Issuer ratio (%)
Year	Carrying value - change %	Market value - change %	Amount of received dividends (Reais)		Date	Amount (Reais)
Estab. Levino Zaccardi y Cia S.A.			Subsidiary	Argentina		Buenos Aires	Processing of dairy products	90,00
				Market Value
				Carrying Value	31/12/2009	234,00
31/12/2009	-135,00	0,00	0,00
31/12/2008	0,00	0,00	0,00
31/12/2007	0,00	0,00	0,00
Reasons for the acquisition and mantenance of such participation
Acquired to meet the Company's expansion plan

HFF Participações S.A.	09.625.992/0001-17		Subsidiary	Brazil	SP	São Paulo	Holding and non-controlling shareholder of Sadia S.A.	100,00
				Market Value
				Carrying Value	31/12/2009	233357,00
31/12/2009	82,00	0,00	0,00
31/12/2008	0,00	0,00	0,00
31/12/2007	0,00	0,00	0,00
Reasons for the acquisition and mantenance of such participation
Incorporated Company

Corporate Denomination	CNPJ	CVM Code	Type of Corporation	Headquarter's country	Headquarter's state	Headquarter's country	Description of activities	Issuer ratio (%)
Year	Carrying value - change %	Market value - change %	Amount of received dividends (Reais)		Date	Amount (Reais)
PDF Participações Ltda.	08.747.353/0001-61		Subsidiary	Brazil	SC	Itajaí	Participation in other companies, as shareholder or unit holder, of any activity area, in Brazil and abroad. The Company is a non-controlling shareholder of Sino dos Alpes Ltda.	1,00
				Market Value
				Carrying Value
31/12/2009	0,00	0,00	0,00
31/12/2008	0,00	0,00	0,00
31/12/2007	0,00	0,00	0,00
Reasons for the acquisition and mantenance of such participation
To attend ancillary operations inherient to the Company's activities

Corporate Denomination	CNPJ	CVM Code	Type of Corporation	Headquarter's country	Headquarter's state	Headquarter's country	Description of activities	Issuer ratio (%)
Year	Carrying value - change %	Market value - change %	Amount of received dividends (Reais)		Date	Amount (Reais)
Perdigão Agroindustrial S.A.	86.547.619/0001-36		Subsidiary	Brazil	SP	São Paulo	Industrialization, commercialization and exploitation of food in general, mainly derived from animal protein	100,00
				Market Value
				Carrying Value
31/12/2009	0,00	0,00	0,00
31/12/2008	0,00	0,00	0,00
31/12/2007	0,00	0,00	0,00
Reasons for the acquisition and mantenance of such participation
Incorporated Company

Perdigão Export Ltd.			Subsidiary	Cayman Islands		George Town	Support for international financial operations.	100,00
				Market Value
				Carrying Value
31/12/2009	0,00	0,00	0,00
31/12/2008	0,00	0,00	0,00
31/12/2007	0,00	0,00	0,00
Reasons for the acquisition and mantenance of such participation
To attend the financial operations abroad

Corporate Denomination	CNPJ	CVM Code	Type of Corporation	Headquarter's country	Headquarter's state	Headquarter's country	Description of activities	Issuer ratio (%)
Year	Carrying value - change %	Market value - change %	Amount of received dividends (Reais)		Date	Amount (Reais)
Perdigão Trading S.A.	08.519.312/0001-18		Subsidiary	Brazil	SP	São Paulo	Participation in other companies, as a shareholder or unit holder in any area of activities in Brazil and abroad.	100,00
				Market Value
				Carrying Value	31/12/2009	1170,00
31/12/2009	0,00	0,00	0,00
31/12/2008	0,00	0,00	0,00
31/12/2007	0,00	0,00	0,00
Reasons for the acquisition and mantenance of such participation
To attend ancillary operations inherient to the Company's activities

Corporate Denomination	CNPJ	CVM Code	Type of Corporation	Headquarter's country	Headquarter's state	Headquarter's country	Description of activities	Issuer ratio (%)
Year	Carrying value - change %	Market value - change %	Amount of received dividends (Reais)		Date	Amount (Reais)
PSA Laboratório Veterinário Ltda.	08519312/0001-18		Subsidiary	Brazil	SP	São Paulo	Veterinary activities comprising laboratory pathological diagnostic and clinic pathological diagnostic of animals, participation in other companies, domestic and foreign, as a partner, shareholder or unit holder. The Company holds 99.99% of the interest in the subsidiary Sino dos Alpes Ltda.	10,00
				Market Value
				Carrying Value	31/12/2009	407,00
31/12/2009	277,00	0,00	0,00
31/12/2008	0,00	0,00	0,00
31/12/2007	0,00	0,00	0,00
Reasons for the acquisition and mantenance of such participation
To attend ancillary operations inherient to the Company's activities

Corporate Denomination	CNPJ	CVM Code	Type of Corporation	Headquarter's country	Headquarter's state	Headquarter's country	Description of activities	Issuer ratio (%)
Year	Carrying value - change %	Market value - change %	Amount of received dividends (Reais)		Date	Amount (Reais)
Sadia S.A.	20.730.099/0001-94		Subsidiary	Brazil	SC	Concórdia	Industrialization of frozen ready meals, pizzas and frozen pastries, margarines, poultry and pork processed products, breaded meat products, light line, sliced and potioned and desserts.	100,00
				Market Value
				Carrying Value	31/12/2009	2702143,00
31/12/2009	9,00	0,00	0,00
31/12/2008	0,00	0,00	0,00
31/12/2007	0,00	0,00	0,00
Reasons for the acquisition and mantenance of such participation
Association agreement under anti trust authority analysis

Corporate Denomination	CNPJ	CVM Code	Type of Corporation	Headquarter's country	Headquarter's state	Headquarter's country	Description of activities	Issuer ratio (%)
Year	Carrying value - change %	Market value - change %	Amount of received dividends (Reais)		Date	Amount (Reais)
UP! Alimentos Ltda.	08.432.089/0001-77		Subsidiary	Brazil	SP	São Paulo	Joint venture for the manufacturing by themselves or by third parties, and commercialization of food products, especially butter, milk, yogurt and fermented milk	50,00
				Market Value
				Carrying Value	31/12/2009	4003,00
31/12/2009	322,00	0,00	5456,00
31/12/2008	0,00	0,00	0,00
31/12/2007	0,00	0,00	0,00
Reasons for the acquisition and mantenance of such participation
Acquired to meet the Company's expansion plan and management of the brands Becel and Becel Pro-Activ in Brazil

Corporate Denomination	CNPJ	CVM Code	Type of Corporation	Headquarter's country	Headquarter's state	Headquarter's country	Description of activities	Issuer ratio (%)
Year	Carrying value - change %	Market value - change %	Amount of received dividends (Reais)		Date	Amount (Reais)
Vip S.A. Empreendimentos e Participações Imobiliárias	91.399.972/0001-56		Subsidiary	Brazil	SP	São Paulo	Joint venture for the manufacturing by themselves or by third parties, and commercialization of food products, especially butter, milk, yogurt and fermented milk	100,00
				Market Value
				Carrying Value	31/12/2009	23830,00
31/12/2009	-1,00	0,00	0,00
31/12/2008	0,00	0,00	0,00
31/12/2007	0,00	0,00	0,00
Reasons for the acquisition and mantenance of such participation
To attend ancillary operations inherient to the Company's activities

9.2. Other material information

In item 9.1.c, the values are expressed in millions of Reais.

10. EXECUTIVE BOARD’S COMMENTS

10.1. Management and financial comments on conditions in property, capital structure, ability to pay, financing sources, debt levels, funding limits hired.

BRF – Brasil Foods S.A., a corporation resulting from the association between the Perdigão and Sadia groups, was born among the global leaders in the food sector, its products and brands being present in more than 100 countries.

With sales of R$ 24.4 billion in 2009, BRF is the fourth largest Brazilian exporter, the world’s largest exporter of poultry meat and the largest global protein company by market capitalization.

Recognized for the quality of its products, the penetration of its distribution and the force of its leading brand names – Sadia, Perdigão, Batavo, Qualy, Elegê and Doriana – BRF is an every-day presence in the homes of Brazilian consumers.

The success of the corporate structuring, which resulted in the creation of BRF, in addition to the follow on of R$5.3 billion, transformed 2009 into a landmark year for the Brazilian and world food industry.

In the operational context, the positive highlight was a favorable performance in the domestic market, processed products reporting an increase of 9.5% in sales revenue. However, the Company’s overall results and margins were negatively impacted by the unsettled international scenario, characterized by strong currency volatility and provoking a significant decline in export prices. The Company made various adjustments in its production lines in the face of weaker international demand, this in turn reflecting in an increased cost of products and higher commercial costs.

Despite an adverse trading climate, BRF reported an adjusted net income of R$360 million and EBITDA of R$1.2 billion on a pro-forma basis.

BRF’s capital structure is made up of 51% equity and 48.9% third party funding. The Company has no issued redeemable shares.

Payment capacity in relation to assumed financial commitments: the Company’s payment capacity in relation to its financial commitments is deemed comfortable when set against its cash/cash equivalent position, debt maturity and forecasted positive cash generation. Currently, we have large cash holdings amounting to R$ 6,212 million. In addition, the larger part of the debt, about 70%, is long term.

Sources of working capital and for investment in long-term assets intended for use in covering illiquidity:

Currently, the Company’s cash position reduces the need to raise new loans in the market. However, we maintain low cost and long-term funding from development agencies such as the BNDES (National Economic and Social Development Bank), BNB (Banco do Nordeste) and FINEP (Financing for Studies and Projects) where resources are used basically to finance capital expenditures and renew Rural Credit operations at subsidized rates of interest provided by the federal government through such mechanisms as EGF and NPR to finance the Company’s working capital.

Debt levels and the characteristics of these debts are detailed as follows:

							Consolidated

	Charges	Weighted average	WATM
	(% p.y.)	rate (p.y.)	(*)	Current	Noncurrent	12.31.09	12.31.08
Local currency (R$)
	6.75%(6.75%on
Rural credit	12.31.08)	6.75%(6.75%on 12.31.08)	0.4	847,799	-	847,799	220,272

	TJLP / FIXED RATE /
Working capital	TR / CDI +4.76%	10.31%	2.2	112,772	555,387	668,159	-

	TJLP +2.55%(TJLP +
FINEM - BNDES	2.35%on 12.31.08)	8.55%(8.59%on 12.31.08)	2.5	391,057	1,195,601	1,586,658	538,252

	TJLP +6.00%(TJLP +	12.00%(12.25%on
Debenture - BNDES	6.00%on 12.31.08)	12.31.08)	0.4	2,089	-	2,089	6,261

	TJLP/FIXED
	RATE/IGPM /TR/CDI/
	URBT01) +6.92%
	(TJLP/FIXED
	RATE/IGPM /TR/CDI/
	URBT01) +5.15%on
Tax incentive and others	12.31.08)	9.70%(11.26%on 12.31.08)	1.5	559,928	553,752	1,113,680	463,284

Net derivatives balance (note 20 b)	%CDI vs TR	%CDI vs TR	-	-	-	-	78
Total local currency				1,913,645	2,304,740	4,218,385	1,228,147

Foreign currency
	5.29%+e.r. (US$)
	(6.06%+e.r. (US$) on	5.29%+e.r. (US$) (6.06%
Advances on export contracts	12.31.08)	+e.r. (US$) on 12.31.08)	0.3	53,432	-	53,432	443,674

		0.41%+e.r. (US$) (6.66%+
Working capital	EURIBOR +1.20%	e.r. US$)	1.0	-	-	-	49,605

Bonds	6.88%	6.88%	7.7	2,993	435,300	438,293	-

Receivables (**)	-	-	-	36,386	-	36,386	-

	LIBOR +2.56%/FIXED
	RATE ( LIBOR +2.47%	3.26%(4.46%on 12.31.08)
	on 12.31.08) +e.r. (US$	+e.r. (US$ and other
Credit lines	and other currencies)	currencies)	2.3	593,621	2,020,143	2,613,764	1,871,663

	LIBOR / FIXED RATE/
	CDI +2.07%( LIBOR /
	FIXED RATE / CDI
	+3.17%on 12.31.08) +	2.50%(4.98%on 12.31.08)
Pre-export facilities	e.r.(US$)	+e.r.(US$)	2.5	191,542	930,786	1,122,328	1,622,325

	UM BNDES +2.49%(
	UM BNDES +2.71%on	6.74%(6.97%on 12.31.08)
	12.31.08) +e.r. (US$ and	+e.r. (US$ and other
FINEM - BNDES	other currencies)	currencies)	4.5	62,344	193,396	255,740	83,261

Others	-	-	-	280	-	280	-

	%CDI vs e.r.(US$ and
Net derivatives balance	other currecies)	-	1.9	59,502	-	59,502	67,423

Total foreign currency				1,000,100	3,579,625	4,579,725	4,137,951
Total debt				2,913,745	5,884,365	8,798,110	5,366,098

Consolidated

Funding line	Charges (% a.a.)	Weighted average rate (a.a.)	Weighted average term maturity (years)	Current	Non-current	Balance as of 2008	Balance as of 2007
Local currency (R$):
Rural credit	6.75% (7.,37% on 12.31.2007)	6.75% (7.37% on 12.31.2007)	0.5	220,272	-	220,272	135,153
FINEM – BNDES	TJLP + 2.35% (TJLP + 2.55% on 12.31.2007)	8.59% (8.8% on 12.31.2007)	3.4	45,427	492,825	538,252	186,498
Debentures - BNDES	TJLP + 6.00%( TJLP + 6.00% on 12.31.2007)	12.25% (12.25% on 12.31.2007)	1.2	4,185	2,076	6,261	10,405
Tax incentives and other	TJLP / FIXED RATE/ IGPM / TR +5.15% (FIXED RATE / IGPM / TR +5.83% ON 12.31.07)	11.26% (7.92% on 12.31.2007)	2.6	190,159	273,125	463,284	288,003
Net Swap balance (see note 17 d)	% CDI vs TR	% CDI vs TR	0.6	78	-	78	-
Total local currency				460,121	768,026	1,228,147	620,059

Foreign currency
Advances on export contracts - ACC's e ACE's (US$)	6.06% + v.c. (US$) (5.17% + v.c. (US$ on 12.31.2007)	6.06% + v.c. (US$) (5.17% + v.c. (US$) on 12.31.2007)	0.3	443,674	-	443,674	494.936
Working Capital (US$)	EURIBOR + 1.20%	6.66% + v.c. (US$)	1.0	49,605	-	49,605	-
Trade related facilities (US$)	LIBOR + 2.47% / FIXED RATE (LIBOR + 1.10% on 12.31.2007) + v.c. (US$ and other currencies)	4.46% (5.70% on 12.31.2007) + v.c. (US$ and other currencies)	3.1	239,826	1,631,837	1,871,663	469.563
Pre-export facilities (US$)	LIBOR / FIXED RATE CDI + 3.17% (LIBOR +0.91% on 12.31.2007) + v.c.(US$)	4.98% (5.50% on 12.31.2007) + v.c.(US$)	2.7	375,400	1,246,925	1,622,325	646.919
FINEM - BNDES (US$ and other currencies)	UMBNDES + 2.52% (UMBNDES + 2.71% on 12.31.2007) + v.c. (US$ and other currencies)	6.97% (9.17% on 12.31.2007) + v.c. (US$ and other currencies)	3.3	10,357	72,904	83,261	27.289
Net SWAP balance (see note 17 d)	%CDI vs v.c. (US$ and other currencies)	%CDI vs v.c. (US$ and other currencies)	2.1	67,423	-	67,423	7.097
Total foreing currency				1,186,285	2,951,666	4,137,951	1,645,804
Total debt				1,646,406	3,719,692	5,366,098	2,265,863

Important loan and financing contracts:

Sadia bond: to be paid in 2017 at an interest rate of 6.88% p.a., guaranteed by an aval from the controlling company, amounting to R$ 538,293,000.00.

BNDES operations: The Company and its subsidiaries hold various ongoing liabilities in favor of the BNDES. The loans were drawn for acquisition of machinery, equipment and for the expansion of productive installations with maturities between 2009 and 2015, amounting to a total of R$ 1,844,487,000.00.

Other long-term relations with financial institutions:

The Company has agreements with various banks where the principal objective is to facilitate access to credit by the producers which supply the Company.

Degree of debt subordination:

The degree of subordination is particularly focused on operations with tangible guarantees, the majority in the form of industrial units, obtained from the BNDES.

Eventual restrictions via financial covenants to be observed by the issuer, especially in relation to limits for leverage and the contracting of fresh debt, distribution of dividends, encumbrance of assets, issue of new securities and the sale of a controlling stake, include:

Principal
Restrictive clauses (indicators to be reached)	value

Net debt against shareholders equity no higher than 1.5	304,710
and on EBITDA no higher than 3.5.

Total liabilities less shareholders equity against shareholders equity no higher than 2.0, net debt against EBITDA no higher than 3.2
and EBITDA against net financial expenses excluding FX variation no less than 2.5.	32,001

Current minimum liquidity of 1.1,
Total liabilities less shareholders equity against shareholders equity equal or less than 2.2.	27,859
364,570

These covenants are linked to currency denominated financial contracts for pre-payment of exports with default clauses, habitual for these types of operations and which, if not complied with, may mean early liquidation of maturities.

Limits for use of financing already contracted: not applicable.

Item 10.1. h.

Principal changes to the consolidated balance sheet accounts, comparing December 31 2009 and December 31 2008.

Current assets

Our current assets amounted to R$10,446.3 million on December 31 2009 and R$5,986.1 million on December 31 2008 due to an increase of R$4,460.2 million, principally cash and cash equivalents and financial investments due to resources raised by the Company following the share issue. Trade accounts receivable, inventories, recoverable taxes and other short term assets increased as a result of the business association with Sadia on July 8, 2009. On December 31 2009, short term assets represented 40.6% of our total assets compared to 53.4% in the preceding year.

Cash and cash equivalents

Increased 114.8% from R$1,976.6 million on December 31 2008 to R$4,243.8 million on December 31 2009 due to funding raised through the share issue net of values transferred to Sadia to settle the  subsidiary’s debt.

Trade accounts receivable, net

Our trade accounts receivable amounted to R$1,787.3 million on December 31 2009, increasing by 29.7% compared to December 31, 2008, when this item was R$1,378.0 million. This increase is due to the business association with Sadia.

Inventories

Our inventories increased to R$3,101.3 million on December 31 2009, compared to R$1,689.0 million on December 31 2008, an increase of 83.6%, or R$1,412.3 million. There was a significant increase in inventories of finished products, livestock for slaughter, raw materials and suppliers’ advances, due to the business combination with Sadia.

Noncurrent assets

Amounted to R$2,675.5 million on December 31 2009 and R$600.6 million on December 31 2008, an increase of R$2,075.0 million. The increase partially reflects the resources raised from the share issue (the portion held in long-term investments), as well as the increase in recoverable taxes and deferred income tax in the light of the association with Sadia.

Property Plant and Equipment

Property, plant and equipment increased 217.8%, amounting to R$9,275.0 million on December 31, 2009 and R$2,918.5 million on December 31 2008. The increase reflects the business combination with Sadia.

Current liabilities

Our current liabilities amounted to R$5,876.7 million on December 31, 2009 and R$3.080,9 million on December 31 2008, an increase of 90.7%, principally debt owed to financial institutions and suppliers, principally due to the business combination with Sadia.

Loans and Financing (current)

Our short term debt including the current portion of long-term debt with financial institutions on December 31 2009 amounted to R$2,913.4 million and on December 31, 2008, R$1,646.4 million, an increase of 43.5%. The increase in debt is largely related to the business combination with Sadia.

Trade accounts payable

Trade accounts payable with respect to raw materials, materials  and services essential to the operational activity amounted to R$1,905.4 million on December 31, 2009 and R$1,083.4 million on December 31 2008, an increase of 75.9% due to the business combination with Sadia.

Long-term liabilities

Amounted to R$6,698.3 million on December 31, 2009 and R$4,030.8 million on December 31, 2007, an increase of R$2,667.5 million in the fiscal year, principally the result of the business combination with Sadia.

Loans and Financing (long-term)

Long-term debt with financial institutions amounted to R$5,884.4 million on December 31, 2009 and R$3,719.7 million on December 31 2008, an increase of R$2,166.7 million. Increased debt was due to the association with Sadia.

Shareholders’ Equity

At the end of 2009 the shareholders’ equity amounted R$13,164.2 million compared to R$4,110.6 million at the end of the preceding fiscal year. There was a rise of 68.8% principally due to the in the amount of R$5,290.0 million following the issue of shares, an increase in capital of R$3,818.4 paid in with shares of HFF and Sadia and the net income for the fiscal year of R$120.4 million but reduced by the payment of interest on shareholders’ equity during the year in the amount of R$100.0 million.

Principal changes in the consolidated balance sheet accounts, comparing December 31 2008 and December 31 2007.

Short term assets

Our short term assets amounted to R$5,986.1 million on December 31 2008 and R$3,768.2 million on December 31 2007, the result of an increase of R$2,216.9 million principally in trade accounts receivable, in inventories and in other short term assets, principally due to the consolidation of Eleva, acquired early in 2008. Further, on December 31 2008, short term assets represented 53.4% of our total assets compared with 57.6% in 2007.

Cash and cash equivalents

Increased 11.4% from R$1,773.6 million on December 31 2007 to R$1,976.0 million on December 31 2008, basically in the form of immediately liquid investments in Bank Deposit Certificates (CDBs) and short term investments.

Trade accounts receivable, net

Our trade accounts receivable amounted to R$1,378.0 million on December 31 2008, increasing by 71.4% in relation to December 31 2007 when this item was R$803.9 million. This reflects higher gross sales which increased 69.0% as well as the consolidation of Eleva.

Inventories

Our inventories rose to the equivalent of R$1,689.0 million on December 31 2008 compared with R$865.1 million on December 31 2007, an increase of 95.2%, or R$823.9 million. There was a signficant increase in finished products inventory, in large part due to the consolidation of acquisitions (Eleva, Plusfood and Cotochés) and to the international trading scenario where there was a decline in consumption and higher inventory in leading importing countries.

Noncurrent assets

Amounted to R$597.1 million on December 31 2008 and R$254.3 million on December 31 2007, increasing by R$342.8 million. Comprises trade accounts receivable, asset sales, recoverable and deferred taxes and court escrow deposits.

Property, plant and equipment

Our property, plant and equipment increased 36.6% amounting to R$2,918.5 million on December 31 2008 and R$2,136.9 million on December 31 2007. Projects for improvements and productivity amounted to R$628.4 million distributed in various units and regions. The acquisitions of Eleva, Plusfood and Cotochés added a further R$642.5 million. Depreciation expenses totaled R$249.8 million and a further R$253.6 million was written off for sales, obsolescence and Eleva’s revaluation reserve.

Current Liabilities

Our current liabilities amounted to R$3,080.9 million on December 31 2008 and R$1,941.2 million on December 31 2007, an increase of 58.7%, principally in the form of debt owed to financial institutions and suppliers in addition to company acquisitions in 2008. The ratio of current liabilities to total liabilities was 27.5% on December 31 2008 as against 29.7% in 2007.

Loans and Financing (current)

Our short term debt including the current portion of long-term debt with financial institutions amounted to R$1,646.4 million on December 31 2008 and R$1,051.8 million on December 31 2007, an increase of 56.5%. The Real’s devaluation against the US Dollar of about 32% and additional leverage taken on for supporting the growth of the Company largely explain the growth in debt. The consolidation of acquisitions should also be considered under this item.

Trade accounts payable

Trade accounts payable with respect to raw materials, materials and services essential to the operational activity amounted to R$1,083.4 million on December 31 2008 and R$575.6 million on December 31 2007, an increase of 88.2% due to the increase in output (meats 37.5%) and the costs of the main inputs such as corn, 21.2% and soybean meal, 42.6%, as well as the consolidation of acquisitions.

Long-term liabilities

Amounted to R$4,027.3 million on December 31 2008 and R$1,376.1 million on December 31 2007, an increase of R$2,651.2 million in the period, largely reflecting growth in long-term bank debt.

Loans and Financing (long-term)

Our long term debt with financial institutions amounted to R$3,719.7 million on December 31 2008 and R$1,214.1 million on December 31 2007, an increase of R$2,505.6 million. Increased debt was due to additional funding raised for new fixed investment and working capital. On December 31 2008, total long-term debt including the short-term maturity portion was made up of about 77.1% in currency, principally dollar denominated.

Shareholders’ equity

We ended 2008 with a shareholders’ equity of R$4,110.6 million, while at the end of the preceding year this item was R$3,226.0 million. There was a growth of 27.4% due to the increase in capital of R$945.0 million, and from net income for the fiscal year of R$54.4 million, offset by the payout of interest on shareholder’s equity during the year and by R$38.1 million in equity adjustments (Law 11,638).

Principal changes in the consolidated balance sheet accounts, comparing December 31 2007 and December 31 2006.

Short-term assets

Our short-term assets amounted to R$3,768.3 million on December 31 2007 and R$2,751.6 million on December 31 2006, an increase of 36.9%, principally in the form of financial investments, trade accounts  receivable and inventory, representing 57.6% of total assets on December 31 2007 and 57.0% for the preceding year.

Cash and cash equivalents

Increased 58.3% from R$1,120.5 million on December 31 2006 to R$1,773.7 million on December 31 2007, basically in immediately liquid investments from funding raised for supporting acquisitions already announced.

Trade accounts receivable, net

Our trade accounts receivable amounted to R$803.9 million on December 31 2007, increasing 14.6% in relation to December 31 2006 when this item was R$701.6 million. This increase reflects higher gross sales, 27.6% up year on year.

Inventories

Our inventories increased from R$643.2 million on December 31 2006 to R$865.2 million on December 31 2007, an increase of 34.5% due to a rise in production (meats 11.4% up), an increase in the principal inputs (corn, 24.9%, soybean meal, 8.2%) and greater production capacity. Finished products accounted for 32.1% and livestock, 34.0% out of total inventory on December 31 2007.

Noncurrent assets

Amounted to R$254.3 million on December 31 2007 and R$238.7 million on December 31 2006, a 6.5% increase. This item was largely composed of financial investments, trade accounts receivable and asset sales, recoverable and deferred taxes, and court escrow accounts.

Property, Plant and Equipment

Property, plant and equipment increased 28.4% amounting to R$2,136.9 million on December 31 2007 and R$1,663.8 million on December 31 2006. Capital expenditures during 2007 totaled R$857.4 million, 34.6% up on the preceding year, R$509.7 million of which allocated to improvements, enhanced capacity, in particular the new Mineiros unit, and productivity, all in line with the strategy of the Company’s organic growth. In addition, further acquisitions were made worth R$347.6 million, including the assets representing the beef cattle assets of Unifrico in Mirasol (MT), the margarine brands (Doriana, Delicata and Claybom and equipment from Unilever), the poultry slaughtering unit in Jataí (GO) of Frigorífico Galle and the remaining 49% of Batávia. The recorded value for acquisitions in property, plant and equipment amounted to R$614.2 million and depreciation expenses for the year were R$154.6 million. Investments in 2007 in the acquisition and raising of breeder stock were R$126.1 million.

Current liabilities

Our current liabilities amounted to R$1,941.2 million on December 31 2007 and R$1,251.5 million on December 31 2006, an increase of 55.1%, principally due to short term debt. Current liabilities as a percentage of total liabilities were 29.7% on December 31 2007 against 25.9% in 2006.

Loans and Financing (current)

Our short-term debt with financial institutions amounted to R$1,051.8 million on December 31 2007 and R$547.0 million on December 31 2006, an increase of 92.3% due to additional funding to support necessary capital outlays.

Trade accounts payable

Trade accounts payable with respect to suppliers of raw materials, materials and services essential to the operational activity amounted to R$575.6 million on December 31 2007 and on December 31 2006, R$486.5 million, and therefore an increase of 18.3%. This increase is justified by the growth in meat production (11.4%) and an increase in the principal raw materials.

Long-term liabilities

Our long-term liabilities amounted to R$1,376.0 million on December 31 2007, a reduction of 4.0% in relation to the preceding year, which reported R$1,434.0 million. Of this total, 88.2% was debt with financial institutions.

Loans and Financing (long-term)

Our long-term debt with financial institutions amounted to R$1,214.0 million on December 31 2007 and R$1,287.1 million on December 31 2006, having declined 5.7%, 72.6% of the total being currency denominated.

Shareholders’ Equity

We ended fiscal year 2007 with shareholders’ equity of R$3,226.0 million, while at the end of the preceding year, this was R$2,104.9 million. This item reported growth of 53.3%, following a fresh capital injection of R$900.0 million and net income for the fiscal year of R$321.3 million, offset by a reduction of R$100.2 million relating to shareholder remuneration.

Comments on the performance of the results for the fiscal year ending December 31 2009 compared with December 31 2008.

Net Sales –

Net Sales – Net sales for the year were R$ 15.9 billion, 39.6% higher, reflecting the consolidation of Sadia’ results, while registering a decline of 5.4% on a pro-forma basis due to the conditions of markets to which the Company sells.

In pro-forma terms, the domestic market reported net sales of R$ 12.2 billion with growth of 3.7%, representing 58.1% of the total net sales. On the other hand, sales to the export market recorded a share of 41.9% of net sales, equivalent to R$ 8.8 billion, and 15.6% down for the year, reflecting the complexity of the situation in importing markets with the onset of the adverse scenario.

Domestic Market:

The domestic market reflected the pressure generated by the diversion of commodity-type products from the export to the domestic market due to the unsettled international scenario. The Brazilian market also experienced demand for lower priced items with continued robust sales of durable goods, in turn inhibiting more vigorous growth in the food sector.

	Net Sales			Sales Volumes			Average Prices
	2009	2008	Var.%	2009	2008	Var.%	2009	2008	Var.%
	(R$ million)			(thousand tons)				(inR$)
Poultry	565.1	414.9	36.2	160.6	125.9	27.5	3.52	3.29	6.8
Pork/beef	376.3	155.2	142.5	85.6	38.6	121.5	4.40	4.02	9.5
Milk(1)	1,444.9	1,475.7	(2.1)	798.7	880.1	(9.3)	1.81	1.68	7.9
Processed Products (2)	6,557.0	3,997.5	64.0	1,502.4	1,004.4	49.8	4.36	3.98	9.7
Others	426.6	380.5	12.1	268.0	218.6	22.6	1.59	1.74	(8.6)
Total	9,369.9	6,423.8	45.9	2,815.2	2,267.7	24.1	3.33	2.83	17.5

(1) Fluid milk and powdered milk.
(2) Includes processed meats, other processed products (lasagna, pizzas, cheese bread) and dairy products.

Meats – Sales revenue and volume were respectively, 75,8% and 57.4% higher including revenue from Sadia and on a pro-forma basis, 8.1% higher in terms of revenues, a 2.3% growth in volumes and a 5.8% increase in average prices. Market performance was adversely affected by the following principal factors: redirection of in-natura volume from exports to the domestic market, with the resulting difficulty in passing prices on to processed products; the repositioning of brands such as Avipal and Batavo, with a focus on returns; and a reduction in frozen product volumes due to the accident at the Rio Verde unit. On the other hand, the fourth quarter benefited from the year-end holiday period campaign which helped lift results.

Dairy Products – Dairy product volume was off by 10.5% with sales revenue down by 6.9% but providing the opportunity to increase prices by 4.1% and more effective management of the in natura milk business with an improvement in results, especially  grocery store products.

Other processed products – Other processed products posted sales revenue and volumes 129% and 140% respectively higher on the basis of the corporate law criterion and 8.7% and 7.0% higher respectively, in revenues and volumes, if the periods are compared on a pro-forma basis. The other processed products segment posted a good performance on the back of sales from the portfolio which includes: pastas, pizzas, margarines, snacks, frozen vegetables, cheese bread, among others.

Export Market:

Exports reached R$6.5 billion, a 31.5% growth over the same period in 2008. Viewed from a pro-forma standpoint, export revenues were off year on year by 15.6%.  The principal factors impacting export performance were: an accentuated decline in prices and volumes reflecting the adverse scenario and weak demand in the selected markets; the sudden appreciation of the Real against the US Dollar between March and September; pressure from higher production chain costs and expenses due to instability in the markets together with high inventory and falling prices; and the disorganized increase in the offer of commodity-type products on the part of competitors.

During the year, average prices in FOB - Free on Board US dollars fell by about 16%, while the average appreciation in the foreign exchange rate in the same period was approximately 9%, reflected in a significant reduction of sales revenue in Reais. These factors, together with a fall in volumes and an increase in costs/expenses, undermined performance in this market.

	Net Sales			Sales Volumes			Average Prices
	2009	2008	Var.%	2009	2008	Var.%	2009	2008	Var.%
	(R$ million)			(thousand tons)			(in R$)
Poultry	4,161.5	3,000.1	38.7	1,154.8	767.0	50.6	3.60	3.91	(7.9)
Pork/Beef	1,025.0	817.3	25.4	222.8	142.2	56.7	4.60	5.75	(20.0)
Milk(1)	12.4	106.8	(89.3)	2.1	12.7	(83.5)	5.88	8.41	(30.0)
Processed Products(2)	1,337.0	1,045.0	25.2	265.6	191.8	34.0	5.09	5.45	(6.6)
Total	6,535.8	4,969.2	31.5	1,645.4	1,113.7	47.7	3.97	4.46	(11.0)

Meats – The Company reported meat volumes and sales revenue 48.1% and 33.3% higher, respectively. In pro-forma terms, there was a decline of 13.4% in sales revenue and 5.5% in volume during the year, with average prices in Reais 8.3% less due to the fall in dollar denominated prices with no offsetting adjustment in foreign exchange rates. Additionally, average costs and expenses increased reflecting in sharply narrower export margins.

Dairy Products – We recorded a significant reduction in shipped dairy product volumes of 75.0% and in sales revenue, 82.7%. Weaker international demand and high inventory build-up in other producing regions such as New Zealand combined with the currency translation effect, depressed average prices by 31%, forcing the Company to revise planned export volumes with a subsequent partial transfer of production to the domestic market.

The Company reported the following performance in its leading markets during the year: Europe – The European economy still reflects the impacts from the financial scenario. Negative margins in this market during the year were a result of weak demand for meats, most notably processed products and turkey meat, and from high inventory sustained by local production. Middle East – This market suffered from the more serious effects early in the year. While there was a subsequent recovery, this was accompanied by price and volume volatility due to excessive supplies of griller chicken. Far East – The year also proved to be an extremely difficult one with various key markets such as China, Japan and Singapore being seriously affected. The Japanese economy remained lackluster. China increased local output in order to reduce excessive overdependence on the USA. Beef and pork prices reported a serious slump, this also having a knock on affect on chicken meat prices. Eurasia – This has been yet another market which has been hit hard by the adverse scenario, also producing negative margins, particularly in the case of sales to the Russian market, an economy which was severely affected by adverse conditions in the global economy. Besides that, the Brazilian quotas were reduced.

Africa, Americas and Other Countries – Increased business in this market was supported principally by demand from South Africa, Angola and Venezuela.

Costs of Sales – The increase in the cost of sales of 42.1% in the year, proportionally greater than sales revenue, contributed to the squeeze on margins compared with 2008.  The cost of sales totaled R$ 12.3 billion, corresponding to 77.1% of net operating revenue against 75.8% in the preceding year. On a pro-forma basis, the cost of sales fell 1.8%, although sales revenue posted a fall of 5.4%, thus also contributing to narrower margins when earnings are expressed in this format.

The increase in annual costs particularly reflects the fixed structure of the production chain without the expected compensating growth in volumes and prices. In addition, the rise in costs of sales reflected the following principal factors: a 20% cut in production for export in the first quarter; idle capacity along the production chain due to new industrial plants at a pre-operational phase; the redirection of production from the Rio Verde (GO) plant to other industrial units due to the accident which partially affected operations at this industrial complex.

Gross Profit and Gross Margin – In the light of the negative results for the Company’s business in export markets and the affect of this on domestic market business, gross profit amounted to R$ 3.6 billion, 31.8% higher, if Sadia’s results are factored in. Gross margin was 22.9% against 24.2% in 2008, a decline of 15.8%, on a margin of 22.6% against 25.4% on a pro-forma comparison basis and equivalent to R$ 4.7 billion of gross profit.

Operating Expenses – The impact of lower market performance was also reflected in higher operating expenses, relative to the fixed structure of the production chain and the increases reported in distribution, freight, warehousing and investments in marketing campaigns. As a result, operating expenses rose 60.2% during the year, a 3.6% increase in pro-forma terms, more especially due to growth in commercial expenses which contributed to the reduction in operating margins for the year. Administrative expenses represent the structures of the two companies which are to be maintained independent of one another.

Operating Income and Margin – Operating income before financial expenses was R$ 350.1 million, equivalent to a 2.2% operating margin as opposed to 6.2% in the preceding year. This same item was 71.4% lower using pro-forma figures as a comparative base, reaching R$ 416.3 million, and representing a 2.0% operating margin against 6.6% recorded in the preceding year.  These results correspond to the weak performance resulting from the effects of the economic situation and foreign exchange volatility on exports, as well as reduced volumes registered in some markets and an increase in production costs and commercial expenses as already commented above.

Financial Results – During the year, we posted a net financial income of R$ 241.2 million, due to the appreciation of the Real against the US Dollar and financial investments resulting from funds raised through the primary share offering. In pro-forma terms, financial income for the year was R$ 587.7 million against a financial expense of R$ 4.5 billion due to the cost of Sadia’s derivative instruments and a currency situation which was the opposite of the one prevailing in 2009.

Net debt increased 14.4% compared with December 31 2008, while on a comparative pro-forma basis, outstanding debt was offset against the drawdown of funds resulting from the primary share offering which raised a total R$ 5.3 billion. Of this amount, R$ 2.2 billion was injected into Sadia in order to liquidate expensive short-term debt. The net debt/EBITDA ratio was 3.2 times due to lower cash generation in the year, in spite of an adequate level of net debt. Consolidated currency exposure was US$ 1.1 billion, and within the parameters established by Company policy.

On January 21 2010, a subsidiary of the Company, BFF International Ltd., issued ten-year bonds for a total value of US$750 million maturing on January 28 2020 with a coupon of 7.250% per year (yield to maturity 7.375%) which becomes due and payable semiannually  as from July 28 2010. The funds raised from the offering will be allocated to the lengthening of the debt maturity profile and for corporate requirements in general.

Other Operating Results – relates to the cost of idle capacity – in particular the result of new plants still at a pre-operational phase.

Income Tax and Social Contribution – with the incorporation of Perdigão Agroindustrial S.A., a total of R$ 132 million of existing tax losses carried forward and the negative base for calculation of the social contribution of this company were recognized by BRF during the year. As a result, the income tax and social contribution item reported a negative R$ 65.2 million against a positive R$ 255.3 million for 2008 – arising from goodwill on incorporations. Positive financial results also contributed to the increased appropriation of this tax. From a pro-forma point of view, income tax was a negative R$ 367.3 million against a positive R$ 972.9 million, taking into account the incorporation of a subsidiary in 2009 and goodwill from the incorporation of acquisitions, and the negative financial result generated by Sadia in 2008.

Net Income and Net Margin – Consolidated adjusted net income totaled R$ 252.5 million and the net income excluding the adjustment for the incorporation of the Agroindustrial subsidiary totaled R$ 120.4 million against R$ 54.4 million reported in 2008. These contrasting results reflect the impact of the adverse international market and the benefits of the financial gain due to the appreciation of the Real against the US dollar on our outstanding currency position.

Viewed from the pro-forma standpoint, the Company posted a net income of R$ 227.6 million against a loss of R$ 2.4 billion in the preceding year – reflecting the financial loss on derivative instruments recorded in Sadia’s balance sheet. If the fiscal loss on the incorporation of Perdigão Agroindustrial is excluded, then the accumulated net income for 2009 would be R$ 360 million.

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

Net Sales

Our net sales increased 71.8% to R$11,393.0 million in 2008 from R$6,633.4 million in 2007. Our net sales increased in both the domestic and the export markets, primarily as a result of (1) a 45.8% increase in sales volumes of meat products (poultry, pork and beef), including through organic growth and the consolidation of Eleva following its acquisition in 2008, (2) a 739.1% increase in net sales of milk due to the acquisition of Eleva, (3) a 25.9% increase in volumes of processed products mainly due to increases in net sales of specialty and frozen meat products, which increased 14.3%, and of dairy processed products, which increased 66.6%, due in large part to the Eleva acquisition. These results, however, should be considered in the light of diminishing export volumes due to the flooding and damage to port infrastructure in the State of Santa Catarina and an abrupt slide in average selling prices in the international market, in each case in the fourth quarter of 2008.

Domestic net sales increased 84.5% to R$6.4 billion in 2008 from R$3.5 billion in 2007, reflecting increases in prices and shifts in mix toward higher value-added products. Exports net sales increased 57.7% to R$5.0 billion in 2008 from R$3.1 billion in 2007, as a result of a 34.8% increase in sales volumes, mainly in processed food products.

Our strategy of increasing our focus on products with higher profit margins contributed to the increase in net sales. Net sales from processed food products, however, decreased as a percentage of net sales, to 44.3% from 54.5%, mainly due to the greater exposure to poultry, pork and milk commodity products, particularly due to the consolidation of Eleva and Cotochés after the acquisitions of those companies.

Domestic Market

Net sales from our domestic market increased 84.5% to R$6,423.8 million in 2008 from R$3,482.4 million in 2007 as a result of favorable performance our meat businesses, dairy products and other processed food products.

Poultry - Domestic net sales from poultry products increased 132.6% to R$414.9 million in 2008 from R$178.4 in 2007, mainly due to a 164.6% increase in sales volumes, which were partially offset by a 12.1% decrease in average selling prices.

Pork and beef - Domestic net sales of pork and beef cuts increased 195.1% to R$155.2 million in 2008 from R$52.6 million in 2007, mainly due to an 187.4% increase in sales volumes and a 2.7% increase in average selling prices.

Milk - Milk includes long life (UHT), pasteurized and powdered milk. Domestic net sales of milk increased 682.3% to R$1.5 billion in 2008 from R$188.6 million in 2007, mainly as a result of a 590.1% increase in sales volume due to the acquisition of the Eleva and Cotochés businesses in 2008. The absorption of such a large increase in milk production capacity occurred in a particularly difficult economic environment, especially in the UHT milk business, where we made a significant third quarter adjustment in view of growth in supplies of this product in the market set against stagnating demand that contributed to a sharp decline in retail prices. Oversupply and low prices also characterized the powdered milk market due to burgeoning world production. We undertook a review of fluid milk volumes and an adjustment in production costs to reestablish adequate margins for this business, which positively affected our results for the final quarter of the year.

Processed foods - Domestic net sales from processed foods increased 40.3% to R$4.0 billion in 2008 from R$2.8 billion in 2007, mainly due to a 25.9% increase in sales volumes as a result of 11.3% growth in sales volumes of meat processed products and a 64.5% increase in sales volumes of dairy processed products because of the acquisitions carried out in 2008. In addition, average selling prices of processed food products increased 11.4% in 2008 compared to 2007.

Other - Other includes pastas, pizzas, margarines, frozen vegetables, cheese bread and the soybean-based vegetarian line, among others. Domestic net sales from other products increased 78.1% to R$380.5 million in 2008 from R$213.6 million in 2007 as a result of a 18.5% increase in sales volumes due to (1) the inclusion of margarines in our results of operations starting in August 2007 and (2) a 50.3% increase in average selling prices.

The following table provides a breakdown of changes in net sales, sales volumes and average selling prices in the domestic market.

	Net Sales			Sales Volumes			Average Selling Prices
	2008	2007	Change	2008	2007	Change	2008	2007	Change
Domestic Market	(in millions of Reais)		(%)	(thousand tons)		(%)	(in Reais per kg)		(%)
Poultry	414.9	178.4	132.6	125.9	47.6	164.6	3.29	3.75	(12.1)
Pork /Beef	155.2	52.6	195.1	38.6	13.4	187.4	4.02	3.91	2.7
Milk (1)	1,475.7	188.6	682.3	880.1	127.5	590.1	1.68	1.48	13.4
Processed foods (2)	3,997.5	2,849.1	40.3	1,004.4	797.7	25.9	3.98	3.57	11.4
Other	380.5	213.6	78.1	218.6	184.6	18.5	1.74	1.16	50.3
Total	6,423.8	3,482.3	84.5	2,267.7	1,170.8	93.7	2.83	2.97	(4.8)

____________

(1)  Fluid and powder milk.
(2)  Includes processed meat, other processed products (lasagnas, pizzas, cheese bread) and dairy processed products.

Export Markets

Net sales from export markets increased 57.7% to R$4,969.2 million in 2008 from R$3,151.0 million in 2007, mainly due to a 34.8% increase in sales volumes and a 17.0% increase in average selling prices.

Poultry - Export net sales from poultry products increased 61.5% to R$ 3,000.1 million in 2008 from R$1,858.2 million in 2007, mainly due to a 38.2% increase in sales volumes and a 16.9% growth in average selling prices as a result of an increase in demand in our primary export markets in the first three quarters of the year, following global economic growth of prior years that resulted in Brazilian exports of meat (poultry, pork and beef) in 2008 reaching the highest level in years, before the decrease in average selling prices that occurred in the fourth quarter as a result of the continuing global economic recession.

Pork and beef - Export net sales of pork and beef products increased 54.7% to R$817.3 million from R$528.4 million in 2007, mainly due to a 18.1% increase in sales volumes and a 31.0% increase in average selling prices, reflecting solid demand in our primary export markets in the first three quarters of the year, following global economic growth of prior years that resulted in Brazilian exports of meat (poultry, pork and beef) in 2008 reaching the highest level in years, before the decrease in average selling prices that occurred in the fourth quarter as a result of the continuing global economic recession.

Processed food products - Export net sales of processed food products increased 36.7% to R$1,045.0 million in 2008 from R$764.4 million in 2007, mainly due to a 27.4% increase in sales volumes and 7.3% increase in average selling prices. Export net sales from dairy products increased to R$127.8 million, mainly due to increases in sales volumes that resulted from the acquisition of Eleva and Cotochés.

We increased average selling prices during 2008 in order to partially offset narrower margins caused by significant increases in raw material costs. Our average FOB (Free on Board) U.S. dollar selling prices increased an average of 24.7% compared with 2007.

However, poor economic conditions and other adverse events in the fourth quarter were responsible for undermining our efforts to improve our profit margin, mainly due to (1) an accentuated fall in international average selling prices during the last quarter of 2008 of 15.2% in U.S. dollar-FOB terms compared with the third quarter, a reflection of destocking by importers due to the difficulty in raising working capital; and (2) flooding and damage to port infrastructure in the State of Santa Catarina, with an immediate need to transfer export activities from the ports of Navegantes and Itajaí to those of São Francisco, Paranaguá and Rio Grande, and resulting in reduced shipments in November, the backlog of which had still not been completely cleared by the end of 2008.

In real terms, average selling prices of meats increased approximately 15.7% in 2008 as a whole compared to 2007, taking into account a foreign exchange variation of 32% in the period.

	Net Sales			Sales Volumes			Average Selling Prices
	2008	2007	Change	2008	2007	Change	2008	2007	Change
Export Markets	(in millions of Reais)		(%)	(thousand tons)		(%)	(in Reais per kg)		(%)
Poultry	3,000.1	1,858.2	61.5	767.0	555.2	38.2	3.91	3.35	16.9
Pork /Beef	817.3	528.4	54.7	142.2	120.4	18.1	5.75	4.39	31.0
Milk(1)	106.8	—	—	12.7	—	—	8.41	—	—
Processed foods(2)	1,045.0	764.4	36.7	191.8	150.6	27.4	5.45	5.08	7.3
Other	—	—	—	—	—	—	—	—	—
Total	4,969.2	3,151.0	57.7	1,113.7	826.2	34.8	4.46	3.81	17.0

____________

(1)  Fluid and powder milk.
(2)  Includes processed meat, other processed products (such as lasagnas, pizzas and cheese bread) and dairy processed products.

We reported the following performance in our main overseas markets:

Europe - Net sales increased 18.1% from 2007 to 2008 and sales volumes increased 5.2% in the same period, mainly due to the acquisition of Plusfood in January 2008 and the consolidation of its results of operations in our financial statements as of the first quarter of 2008. However, demand for imported frozen products in the European market declined, as supplies of chilled products increased as a result of increases in local production.

Middle East - Net sales increased 79.0% from 2007 to 2008 and sales volumes increased 50.1% during the same period, mainly due to increases in sales volumes to various countries in the region. We believe we were also able to achieve greater market share in this market due to increased production capacity following the acquisition of Eleva and further tailoring of production to customer requirements.

Far East - Net sales increased 45.4% from 2007 to 2008 and sales volumes increased 16.8% in the same period, mainly due to increased demand from the Japanese market, which was partially offset by reduced imports of cooked items by China. China reopened for chicken imports from Brazil in the third quarter of 2008, but Chinese authorities did not begin issuing the necessary import licenses to Chinese importers in 2008.

Eurasia - Net sales increased 46.8% from 2007 to 2008 and sales volumes increased 4.9% during the same period, mainly due to increased pork and beef exports, especially to the Russian market, which showed increased demand for meats through September 2008 and higher average selling prices ahead of the winter and the holiday season.

Africa, the Americas and Other Countries - Net sales increased 227.6% from 2007 to 2008 and sales volumes increased 145.6% during the same period, mainly due to increased sales of whole chicken and other meat products, mainly beef, together with an improvement in product mix. Sales to Angola, Egypt, Mozambique, Uruguay and Venezuela posted the greatest increases.

Cost of Sales

Cost of sales increased 81.4% to R$8,634.2 million in 2008 from R$4,760.1 million in 2007. As a percentage of net sales, cost of sales increased to 75.8% of net sales in 2008 as opposed to 71.8% in 2007, mainly due to significant increases in the price of our principal raw materials (corn, soybean meal, milk and beef), which more than offset the increases in net sales explained above. In addition, other production costs involving secondary materials, packaging, freight and labor - principally a reflection of collective bargaining agreements - contributed to the increase in cost of sales as a percentage of net sales.

Corn and soy bean prices significantly increased in the first half of 2008, translating into higher production costs through the end of the third quarter of 2008. In addition, we faced a sharp currency devaluation in the fourth quarter of 2008. On the other hand, the effects of commodity price increases on our cost of sales has gradually become somewhat less significant as a share of our total costs as we have grown the processed foods part of our business.

The price of milk, another important raw material included in overall dairy product costs, fell 1.8% during 2008 compared with 2007, and 7.3% between the third and fourth quarters of 2008, partially adjusting prices of acquisition from the farms, which had been above normal levels due to greater demand from producers, especially those in the long-life milk (UHT) business. However, the average price of milk paid to producers increased significantly through September, compressing margins of fluid milk products.

Gross Profit and Gross Margin

Our gross profit increased 47.3% to R$2,758.9 million in 2008 from R$1,873.3 million in 2007. Our gross margin was 24.2% in 2008, compared to 28.2% in 2007, due to increases in cost of sales as a percentage of net sales explained above.

Operating Expenses

Operating expenses increased 49.7% to R$2,050.4 million in 2008 from R$1,369.4 million in 2007. As a percentage of net sales, operating expenses were 18.0% in 2008, compared to 20.6% in 2007. This relative decrease of operating expenses as a percentage of net sales occurred primarily due to a relative reduction of commercial expenses, even though operating expenses increased in absolute terms as a result of costs of freight, warehousing and port charges. The effect of these expenses intensified in the last quarter due to the flooding at the ports of Itajaí and Navegantes in the State of Santa Catarina and the damage to port infrastructure. This required us to divert all our exports in the region to three other ports: Rio Grande, Rio Grande do Sul, Paranaguá, Paraná and São Francisco, Santa Catarina, incurring additional costs.

Operating Income Before Financial Expenses and Other

Our operating income before financial expenses and other increased 40.6% to 708.5 million in 2008 from R$503.9 million in 2007. Amortization of goodwill relating to acquisitions represented R$153.0 million, or 58.4%, of the total amount of R$261.9 million recorded under other operating expenses.

Financial Expenses, Net

Our net financial expenses, net increased 498.0% to R$630.3 million in 2008 from R$105.4 million in 2007, primarily as a result of an approximately 32% devaluation of the real against the U.S. dollar (comparing closing rates for 2007 and 2008). As a result of such devaluation of the real against the U.S. dollar, we recognized a non-cash translation effect on our financial expenses of R$416.0 million for 2008. These financial expenses arising from the exchange rate effect are gradually offset as export shipments proceed.

Income Tax and Social Contribution

Income tax and social contribution was a benefit of R$255.3 million in 2008, compared to a provision of R$32.1 million in 2007, primarily due to an amount amortized in fiscal year 2008 attributable to goodwill from acquisitions, the currency translation effect of devaluation on our financial expenses and deductions of interest on shareholders’ equity.

Net Income

Net income decreased 83.1% to R$54.4 million in 2008 from R$321.3 million in 2007 for the reasons set forth above.

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

Net Sales

Our net sales increased 27.3% to R$6,633.4 million in 2007 from R$5,209.8 million in 2006, supported by growth in the meat business both in the domestic and export markets. Net sales were also positively affected by the full integration of Batávia’s dairy-processed product activities in addition to the margarine and beef processing businesses acquired during the year.

Domestic net sales increased 24.7% to R$3,482.3 million in 2007 from R$2,793.0 million in 2006 due to an increase in volumes for poultry, pork/beef and processed foods, and including the dairy-processed products and margarines business. Export net sales increased 30.4% to R$3,151.0 million, mainly because of the increase in sales volumes of poultry, pork and processed foods. Net sales were split 52.5% to domestic customers and 47.5% to our overseas markets.

The relative share of processed poultry and meat products destined for export as well as dairy processed products and other processed products - including margarines - had a significant impact on the breakdown of our sales. Not only did these contribute to the improvement in margins but they also helped diversify our sales portfolio. Higher margin processed products accounted for 53% of our total net sales at the end of 2007.

Domestic Market

In 2007, domestic net sales increased 24.7% to R$3,482.3 million from R$2,793.1 million in 2006. We continued to concentrate on our strategy of building our sales of higher profit margin products. These efforts, combined with more favorable domestic market conditions, caused processed products to account for 81.8% of our total net sales to the domestic market, amounting to R$2,849.1 million for the year, an increase of 25.1% in net sales and 22.3% in sales volumes.

The improvement in average prices during the year gave an added lift to our sales performance and profit margins, with the average price of meats and dairy-processed products rising 8.2% and 8.6%, respectively. At the same time, average costs were 3.1% higher, 3.3% up in the case of meats and 2.9% for dairy-processed products.

The following table provides a breakdown of changes in net sales, sales volumes and average selling prices in the domestic market.

Domestic Market

	Net Sales			Sales Volumes			Average Selling Prices
	2007	2006	Change	2007	2006	Change	2007	2006	Change
	(in millions of Reais)		(%)	(thousand tons)		(%)	(in Reais per kg)		(%)
Poultry	178.4	189.6	(5.9)	47.6	72.8	(34.6)	3.75	2.61	43.7
Pork /Beef	52.6	56.6	(7.1)	13.4	17.9	(25.1)	3.91	3.16	23.7
Milk (1)	188.6	101.0	86.7	127.5	73.4	73.7	1.48	1.38	7.2
Processed foods (2)	2,849.1	2,276.7	25.1	797.7	652.0	22.3	3.56	3.49	2.0
Other	213.6	169.1	26.4	184.6	65.6	181.4	—	—	—
Total	3,482.3	2,793.0	24.7	1,170.8	881.8	32.8	2.97	3.21	(7.5)

____________

(1)  Fluid and powder milk.

(2)  Includes processed meat, other processed products (such as lasagnas, pizzas and cheese bread) and dairy processed products.

Poultry - Domestic net sales of poultry products (frozen whole and cut poultry) decreased 5.9% in 2007 from R$189.6 million to R$178.4 million, mainly as a result of a 34.6% decrease in sales volume in 2007 compared to 2006 due to our decision to direct products to our export markets, where demand was increasing. This stood in contrast to 2006, when avian influenza outbreaks around the world caused us to redirect commodity-type products from our export markets to the domestic market. The decrease in sales volumes in 2007 was partially offset by an increase in average selling prices of 43.7% to R$3.75 from R$2.61.

Pork and beef - Domestic net sales of pork and beef cuts decreased 7.1% to R$52.6 million from 56.6 million in 2006, primarily because of a 25.1% decrease in sales volumes, partially offset by a 23.7% increase in average selling prices. The decrease in sales volumes was mainly due to our decision to increase production of processed food products for our export markets to meet the higher demand for these products in those markets.

Milk - Domestic net sales of milk increased 86.7% to R$188.6 million from R$101.0 million in 2006, mainly because we commenced selling milk only beginning June 2006, following an acquisition of control of Batávia. In addition, the average selling prices of milk also increased in the period.

Processed foods - Domestic sales of processed foods increased 25.1% to R$2,849.1 million in 2007 from R$2,276.7 million in 2006, primarily due to a 22.3% increase in sales volumes of meat-based processed foods, dairy-processed products, margarine and others, the highlight being increased sales of frozen and specialty products together with specialty poultry. We believe an increase in the real income of Brazilians on a per capita basis has contributed to a rise in domestic food consumption. In addition, we acquired the Doriana, Delicata and Claybon brands for margarine products from Unilever in August 2007, we entered into a joint venture with Unilever to manage Becel and Becel ProActiv branded margarine products in Brazil, and we consolidated the results of operations of Batávia’s dairy products for all of 2007 compared to only seven months in 2006, all of which contributed to our net sales in 2007.

Export Markets

Export net sales reached R$3,151.0 million from R$2,416.7 million, an increase of 30.4%, mainly because of growth in sales volumes and average selling prices, despite the impact of the real’s appreciation of more than 17% against the U.S. dollar, and driven by improvements in demand for protein and the competitive advantages of Brazilian production costs.

Average selling prices have risen gradually, recording an increase of 24.8% in 2007 in U.S. dollar FOB terms compared with 2006. Average selling prices in the fourth quarter of 2007 grew 7.3% compared to the third quarter of 2007, while they increased 29.0% compared with the same quarter in 2006. The average price in Reais for the year was 9.8% more against higher average costs of 5.3%. In the fourth quarter, average selling prices rose 5.2%, compared to an average cost increase of 8.7%, reflecting the appreciation of the real in relation to foreign exchange rates for exports and the impact of the rise in grain prices on overseas commodity sales, the end result being pressure on our margins.

The following table provides a breakdown of changes in net sales, sales volumes and average selling prices in the export market.

Export Markets

	Net Sales			Sales Volumes			Average Selling Prices
	2007	2006	Change	2007	2006	Change	2007	2006	Change
	(in millions of Reais)		(%)	(thousand tons)		(%)	(in Reais per kg)		(%)
Poultry	1,858.2	1,326.7	40.1	555.2	457.4	21.4	3.35	2.90	15.5
Pork and beef	528.4	568.4	(7.0)	120.4	125.8	(4.3)	4.39	4.52	(2.9)
Processed foods	764.4	521.6	46.5	150.6	113.2	33.0	5.08	4.61	10.2
Total	3,151.0	2,416.7	30.4	826.2	696.4	18.6	3.81	3.47	9.8

Poultry - Export net sales of poultry products increased 40.1% to R$1,858.2 million against R$1,326.7 million in 2006. We exported a total of 555.2 thousands of tons of poultry in 2007, an increase of 21.4% compared with the same period of 2006, with average prices in Reais 15.5% higher, reflecting the gradual return to previous levels of sales in our export markets after a significant decrease in exports in the first half of 2006 caused by concerns about avian influenza.

Pork and beef - Export net sales of pork and beef products decreased 7%, with a decrease of 4.3% in pork and beef sales volumes and 2.9% in average selling prices, mainly because of the Russian ban on imports of Brazilian pork products, except from the State of Rio Grande do Sul and, since October 2007, from the State of Goias, where we have plants to serve the Russian market. In the case of the beef market, we replaced third-party production with our own production by acquiring a processing unit at Mirassol D’Oeste in the State of Mato Grosso, with an initial slaughtering capacity of 500 heads per day. The slaughtering rate at this plant has since increased to 2,000 heads per day.

Processed foods - Export net sales of processed foods increased 46.5% in 2007, primarily due to a 33.0% increase in sales volumes, reflecting the strategy of growing this business in the overseas market, and also due to a 10.2% of increase in average selling prices compared to 2006. We have focused on selling higher-added value products to our export markets, especially in Europe.

We reported the following performance in our primary overseas markets:

Europe - A recovery in consumption associated with a global increase in corn prices, combined with a reduction in investments by local producers were critical in pushing prices higher, reflecting growth in export volumes of 18.9% and in revenues of 35.2% for the year. Trade quotas established by the European Union permitting lower import tariffs on Brazilian imports - salted breast of chicken, turkey breast, and prepared and processed chicken - came into effect in July 2007.

Middle East - The increase of 21.6% in volumes and 40.8% in revenues reflected the improvement in prices and demand in this market.

Far East - Sales volumes were 20.5% up with revenues 28% higher reflecting solid performance in the Asian markets. The exception was the situation prevailing in China with reports of blue ear disease outbreaks in hogs and cases of avian influenza in the duck population in southern China. This has reflected in some instability in the Hong Kong market.

Eurasia - Sales volumes increased 16.2%, and net sales from exports increased 16%. We were able to report only modest performance improvements in this market due to the Russian trade ban on Brazilian pork exports, the only exception being made for exports from the State of Rio Grande do Sul. Until September, Ukraine also placed restrictions on hog imports for the pork meat industry, for which lower import duties apply.

Africa, the Americas and Other Countries - These markets reported growth of 10.4% in sales volumes and 19.8% in net sales from export, although the speed with which costs increased, especially at the end of the year, prevented these from being fully passed on to selling prices. There was solid demand in the African market, and the resumption of business with Venezuela helped support overall growth in these markets.

Cost of Sales

Cost of sales increased 23.1% from R$3,865.7 million to R$4,760.1 million. The lower growth in cost of sales compared with net sales performance for the year was instrumental in the 240-basis-point gain in gross margin - achieved largely due to the acquisition of new businesses, the monitoring of production costs and to productivity gains in our existing business. This was achieved in spite of lower net sales from exports in the face of the appreciation of the real.

The prices of the leading raw materials rose sharply on the Chicago Board of Trade, soybeans increasing by 42.4% and corn by 56.4%. This had a knock-on effect on prices in Brazil, with soybean and corn prices growing on average 16% and 26.4%, respectively. Raw material costs thus came under pressure, especially in the final quarter of the year. These costs have significantly impacted the commodity-type products we sell, albeit partially offset by the incorporation of our new activities in dairy-processed products and beef in addition to a portfolio with a higher proportion of higher value-added processed products. The cost of milk collection also experienced an upward spiral, prices having grown by 25.7% in 2007 and 19.1% in the last quarter, primarily due to tighter inventory and an increase in production costs worldwide. As a result, cost of sales rose 23.1% in 2007.

Gross Profit and Gross Margin

The gross margin widened from 25.8% to 28.2% for the year, representing growth of 39.4% in gross profit in 2007 to R$1,873.3 million from R$1,344.1 million, a result of the performance reported in both the domestic and export markets, as well as recently consolidated businesses, particularly dairy-processed products and margarines.

Operating Expenses

Operating expenses also contributed to our annual performance, posting an increase of 150 basis points, a reflection of the capture of synergies from the new businesses. With an absolute growth of 18.8% during the year, operating expenses were equivalent to 20.7% of net sales for the year compared to 21.2% for 2006, totaling R$1,369.4 million against R$1,152.7 million in 2006.

The contribution margin generated by our new businesses helped reduce commercial expenses for the year from 20.6% to 19.3% of net sales, recording a nominal increase of 19.4%. This was achieved despite greater freight and distribution costs, including the effects of agricultural inspectors’ strikes and investments in marketing, especially a new advertising campaigns for the Perdigão and Batavo brands. The partial outsourcing of distribution to a logistics operator and distribution to more remote areas also increased commercial overhead. In the final quarter, commercial expenses amounted to 19.3% of net sales compared to 20.6% for the same period a year earlier, considering the new advertising campaign for the Perdigão and Batavo brands released in the fourth quarter of 2007.

The growth in business was also reflected in administrative and management compensation expenses and management compensation, which were proportionally reduced in relation to net sales, declining from 1.6% to 1.4% for the year - a nominal increase of 10.4%.

Operating Income

We reported operating income before financial expenses of R$503.9 million in 2007, a 163.3% increase compared to 2006. Our operating margin was 7.8%, compared to 3.7% for the same period in 2006, when adverse factors surrounding the avian influenza outbreaks were affecting the poultry industry worldwide.

Financial Expenses

We recorded a decline in financial expenses of 18.5% as a result of changes in the management of foreign exchange exposure in the light of export volumes and an increase in cash investments. This allowed us to manage our financial position to support our investment and working capital requirements, also incorporating the disbursements for the acquisitions announced during the year in our cash flow.

Strong cash generation from business activities and the additional resources raised through the primary offerings at the end of both 2006 and 2007 provided capital outlays necessary for capital expenditure requirements and the acquisition of the new businesses. We were thus able to reduce our net debt by 32.3% during the year from R$633.5 million to R$428.9 million.

Income Tax and Social Contribution

Income tax and social contribution expense was R$32.1 million in 2007, compared to a income tax and social contribution credit of R$61.6 million in 2006, mainly due to the increase in income before taxes and profit sharing, which totaled R$383.8 million in 2007, compared with R$74.3 million in 2006. In addition, in 2007 our subsidiary Batávia entirely reversed its valuation allowance of R$26.1 million (for deferred tax assets relating to tax losses accumulated through 2004) due to the completion of the Batávia acquisition. In 2006, we also recorded the income and social contribution tax benefits relating to the “Summer Plan” (Plano Verão) in the amount of R$33.4 million.

Net Income

Net income increased 173.9% to R$321.3 million in 2007 compared to R$117.3 million in 2006, with our net margin rising to 4.8%, compared to 2.3% in 2006. These improved results can be ascribed to solid domestic and export market performance, our management of costs and expenses, and diversification of our product lines.

10.2. Executive Board’s Comments on

                a. the Company’s result of operations, in special: i) description of any significant item of revenue; and ii) factors that significantly affected the results of operations

                b. variations in income attributable to changes in prices, foreign exchange rates, inflation, changes in volumes and introduction of new products and services

                c. impact of inflation, variation of prices of the principal inputs and products, foreign exchange and  interest rate on the result of operations and financial result of the Company

Combined Year Ended December 31, 2009 Compared with Combined Year Ended December 31, 2008

Net Sales

Our net sales decreased 5.4% on a combined basis to R$20,936.7 million in 2009 from R$22,121.0 million in 2008, primarily due to decreases in our export markets for the reasons described below, partially offset by increased sales of poultry, pork and beef, and processed foods in our domestic market.

Domestic net sales increased 3.7% on a combined basis to R$12,161.3 million in 2009 from R$11,724.7 million in 2008, mainly as a result of increased average selling prices for processed foods, pork and beef, and poultry products, as well as slight increases sales in volumes of processed foods and pork and beef. Foreign net sales decreased 15.6% to R$8,775.3 million in 2009 from R$10,396.9 million in 2008, mainly as a result of a 6.1% decrease in sales volumes.

Domestic Market

Net sales from our domestic market increased 3.7% on a combined basis to R$12,161.3 million in 2009 from R$11,724.7 million in 2008, mainly as a result of the pressure generated by the diversion of commodity-type products from the export market to the domestic market due to the depressed economic situation in many overseas markets. In addition, in the Brazilian market, demand remained concentrated on lower-priced items, partly due to continued robust sales of durable goods, which softened growth in the food sector.

Poultry - Domestic net sales from poultry products decreased 1.7% on a combined basis to R$793.5 million in 2009 from R$807.6 in 2008, mainly due to a decrease in sales volumes of 5.7%, which reached 225.0 thousand tons in 2009, partially offset by a 5.3% increase in average selling prices.

Pork and beef - Domestic net sales of pork and beef cuts increased 8.1% on a combined basis to R$547.3 million in 2009 from R$506.2 million in 2008, mainly due to a 2.5% increase in average selling prices and a 5.0% increase in sales volumes, primarily because of the business combination with Sadia, which has a product mix more weighted towards beef.

Milk - Milk includes long life (UHT), pasteurized and powdered milk. Domestic net sales of milk decreased 2.1% on a combined basis to R$1,444.9 million in 2009 from R$1,475.7 million in 2008, mainly as a result of a 9.3% decrease in sales volume, primarily due to a strategic reduction in sales volume of certain products. This decrease was partially offset by a 9.7% increase in average selling prices and more effective management of the unprocessed milk business, together with an improvement in results for grocery store products.

Processed foods - Processed foods include processed meat, other processed products (such as lasagnas, pizzas and cheese bread) and dairy processed products. Domestic net sales from processed foods increased 7.0% on a combined basis to R$8,854.1 million in 2009 from R$8,278.2 million in 2008, mainly due to a 4.6% increase in average selling prices and a 1.8% increase in sales volumes, primarily due to our business combination with Sadia, which has a product mix more weighted towards processed foods, including margarines.

Other - Other includes soybeans, animal feed and other products. Domestic net sales of these products decreased 20.6% on a combined basis to R$521.5 million in 2009 from R$657.1 million in 2008 mainly as a result of a 15.0% decrease in average selling prices and a 4.2% decrease in sales volumes. The following table provides a breakdown of changes in net sales, sales volumes and average selling prices in the domestic market on a combined basis.

Net Sales

Foreign Markets

Net sales from foreign markets decreased 15.6% on a combined basis to R$8,775.3 million in 2009 from R$10,396.9 million in 2008, mainly due to a 8.5% decrease in average selling prices and a 6.1% decrease in sales volumes. The principal factors impacting export performance were a significant decline in prices and volumes reflecting the adverse economic circumstances and weak demand in selected markets, the sudden appreciation of the real against the U.S. dollar between March and September of 2009 (which also squeezed margins), pressure from higher production chain costs and expenses due to instability in the markets, together with unusually high inventory, falling prices and irregular increases in the supply of commodity-type products from our competitors.

Poultry - Foreign net sales from poultry products decreased 13.8% on a combined basis to R$5,764.8 million in 2009 from R$6,686.6 million in 2008, mainly due to a 6.7% decrease in sales volumes and a 6.8% decrease in average selling prices. Sales volumes decreased in regions significantly affected by the global economic crisis, such as Europe (6.0%), partially offset by increases in the Middle East (22.7%) and Africa (22.2%). Average selling prices decreased 16.0% in U.S. dollars.

Pork and beef - Foreign net sales of pork and beef products decreased 12.0% on a combined basis to R$1,364.4 million in 2009 from R$1,550.8 million in 2008, mainly due to a 16.4% decrease in average selling prices, partially offset by a 6.9% increase in sales volumes. The decrease in average selling prices was primarily due to general reductions in inventory in the industry in our primary overseas markets (as companies sought working capital that they were unable to obtain from other sources due to the global economic crisis) and lower demand in the European market for poultry and turkey products.

Milk - Foreign net sales of milk decreased 88.4% on a combined basis to R$12.4 million in 2009 from R$106.8 million in 2008, principally due to a 83.5% decrease in sales volumes (which was partially due to a decision to reduce exports due to falling prices in the export markets), as well as a 35.3% decrease in average selling prices.

Processed foods - Foreign net sales of processed foods decreased 13.3% on a combined basis to R$1,602.8 million in 2009 from R$1,847.9 million in 2008, mainly due to a 10.7% decrease in sales volumes, partially offset by a 3.4% increase in the average selling prices. We recorded a significant reduction in shipped dairy product volumes due to weaker international demand and high inventories in other producing regions, such as New Zealand, combined with the currency translation effect. In 2009, average prices in FOB – Free on Board U.S. dollars fell by about 16.0%, while the average appreciation in the foreign exchange rate in the same period was approximately 9.0%, resulted in a significant reduction of sales revenue in reais. These factors, together with the decrease in volumes and the increase in our costs and expenses, undermined our performance in this market.

The following table provides a breakdown of changes in net sales, sales volumes and average selling prices in the foreign market.

Cost of Sales

Cost of sales decreased 1.8% on a combined basis to R$16,206.7 million in 2009 from R$16,500.5 million in 2008, although net sales decreased 5.4% on a combined basis, which contributed to lower margins. As a percentage of net sales, cost of sales increased to 77.4% in 2009 from 74.6% in 2008. The increase in annual costs as a percentage of net sales primarily reflects the fixed cost structure of the production chain without the expected compensating growth in volumes and prices. In addition, such increase in costs of sales as a percentage of net sales reflected the following factors: (1) a 20% cut in production for export in the first quarter, (2) idle capacity along the production chain due to new industrial plants in pre-operational phases, (3) the redirection of production from the Rio Verde, Goiás plant to other industrial units due to an accident that partially affected operations at this industrial complex.

Gross Profit and Gross Margin

Our gross profit decreased 15.8% on a combined basis to R$4,730.0 million in 2009 from R$5,620.5 million in 2008, mainly due to the increase in our cost of sales as a percentage of net sales (primarily due to the fixed cost structure of the production chain without the expected compensating growth in volumes and prices) and the overall decrease in net sales, particularly in the foreign markets. Our gross margin on a combined basis was 22.6% in 2009, compared to 25.4% in 2008, mainly due to increases in cost of sales as a percentage of net sales, as explained above.

Operating Expenses

Operating expenses increased 1.9% on a combined basis to R$4,579.9 million in 2009 from R$4,491.6 million in 2008. As a percentage of net sales, operating expenses were 21.9% in 2009, compared to 20.3% in 2008, most specifically due to an increase in commercial expenses. Administrative expenses reflect the combined cost structures of Perdigão and Sadia because we are required to keep certain areas of our historical Perdigão operations independent from the operations of Sadia until we receive approval of the business combination from the Brazilian antitrust authorities. The impact of lower market performance was also reflected in higher operating expenses driven by the fixed structure of the production chain and the increases reported in distribution, freight, warehousing costs and investments in marketing campaigns. Operating expenses include other operating expenses, net.

Financial Income/Expenses, Net

We recorded net financial income of R$587.7 million in 2009, compared to R$4,522.2 million of expenses in 2008 on a combined basis, due primarily to the cost of Sadia’s derivative instruments in 2008 and the volatility of the real-U.S. dollar exchange rate in 2008, which was the opposite of the prevailing situation in 2009.

Income Tax and Social Contribution

Income tax and social contribution was an expense of R$499.3 million in 2009, compared to a benefit of R$972.9 million in 2008, on a combined basis. Contributing to these values were the merger of Perdigão Agroindustrial S.A., resulting in tax expense of R$132.0 million in 2009 and the merger of acquired companies, as well as the negative financial result generated by Sadia in

2008.

Net Income (Loss)

Net income was R$227.6 million in 2009, compared to a net loss of R$2,435.3 million in 2008, on a combined basis, reflecting the financial loss on derivative instruments recorded in Sadia’s financial statements in 2008. If the fiscal loss resulting from the incorporation of Perdigão Agroindustrial were excluded, the net income for 2009 would have been R$360.0 million.

Historical – Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

Net Sales

Our net sales increased 39.6% to R$15,905.8million in 2009 from R$11,393.0 million in 2008.Our net sales increased in both the domestic and the export markets, primarily as a result of (1) a 51.2% increase in sales volumes of our meat products (poultry, pork and beef), (2) a 47.8% increase in volumes of processed products and (3) a 22.6% increase in sales volumes of other processed products. These increases in our main business segment were primarily due to our business combination with Sadia and, to a lesser degree, organic growth.

In 2009, we generated 29.7% of our net sales from poultry, 8.8% from pork and beef, 9.2% from milk and dairy products and 49.6% from processed foods.

Domestic net sales increased 45.9% to R$9,369.9million in 2009 from R$6,423.8million in 2008, reflecting the additional sales volumes coming from Sadia in the third and fourth quarters of 2009, increases in our selling prices and the continuing shift in our product mix to higher value-added products. Foreign net sales increased 31.5% to R$6,535.8 million in 2009 from R$4,969.2million in 2008, as a result of a 47.7% increase in sales volumes, mainly in pork and beef products, primarily due to the Sadia transaction, and partially offset by a 11.0% decrease in average selling prices due to market instability and the resulting over-supply of commodity-type products.

Our strategy of increasing our focus on products with higher profit margins contributed to the increase in net sales. Net sales from processed foods increased as a percentage of net sales to 49.6% in 2009 from 44.3% in 2008, mainly due to the growth in meat processed products, such as specialty meats and frozen meats, as well as dairy and other processed products, including pastas and pizzas.

Domestic Market

Net sales from our domestic market increased 45.9% to R$9,369.9 million in 2009 from R$6,423.8 million in 2008, mainly as a result of the additional sales volumes coming from Sadia in the third and fourth quarters of 2009 and favorable results from our meat businesses and other processed food products. The domestic market continued to reflect the pressure generated by the diversion of commodity-type products from the export market to the domestic market due to the depressed economic situation in many overseas markets. In addition, in the Brazilian market, demand remained concentrated on lower-priced items, partly due to continued robust sales of durable goods, which softened growth in the food sector

Poultry - Domestic net sales from poultry products increased 36.2% to R$565.1 million in 2009 from R$414.9 million in 2008, reflecting Sadia’s consolidation, mainly due to a 27.6% increase in sales volumes (primarily due to the Sadia transaction), which reached 160.6 thousand tons in 2009, and a 6.8% increase in average selling prices.

Pork and beef - Domestic net sales of pork and beef cuts increased 142.5% to R$376.3 million in 2009 from R$155.2 million in 2008, mainly due to a 121.8% increase in sales volumes (primarily due to the Sadia transaction) and a 9.5% increase in average selling prices, including revenue from Sadia.

Milk - Milk includes long life (UHT), pasteurized and powdered milk. Domestic net sales of milk decreased 2.1% to R$1,444.9 million in 2009 from R$1,475.7 million in 2008, mainly as a result of a 9.2% decrease in sales volumes, partially offset by a 7.9% increase in average selling prices, and a more effective management of the unprocessed milk business, together with an improvement in results for grocery store products.

Processed foods - Processed foods include processed meat, other processed products (such as lasagnas, pizzas and cheese bread) and dairy processed products. Domestic net sales from processed foods increased 64.0% to R$6,557.0 million in 2009 from R$3,997.5 million in 2008, mainly due to a 49.6% increase in sales volumes as a result of 59.4% growth in sales volumes of meat processed products (in each case primarily due to the Sadia transaction), partially offset by a 15.0% decrease in sales volumes of dairy processed products. Net sales of dairy processed products were unaffected by the Sadia transaction because Sadia does not produce these products. In addition, average selling prices of processed foods increased 9.7% in 2009 compared to 2008.

Other - Other includes soybeans, animal feed and other products. Domestic net sales of these products increased 12.1% to R$426.6 million in 2009 from R$380.5 million in 2008 as a result of a 22.6% increase in sales volumes (due in part to the Sadia transaction), partially offset by an 8.6% decrease in average selling prices.

The following table provides a breakdown of changes in net sales, sales volumes and average selling prices in the domestic market.

Foreign Markets

Net sales from foreign markets increased 31.5% to R$6,535.8 million in 2009 from R$4,969.2 million in 2008, mainly due to a 47.7% increase in sales volumes driven primarily by the effects of the Sadia transaction, partially offset by an 11.0% decrease in average selling prices. These figures reflect the consolidation of Sadia’s net sales in the third and fourth quarters of 2009.

The principal factors impacting export performance were a significant decline in prices reflecting the adverse economic circumstances and weak demand in selected markets, the sudden appreciation of the real against the U.S. dollar between March and September of 2009 (which also squeezed margins), pressure from higher production chain costs and expenses due to instability in the markets, together with unusually high inventory, falling prices and irregular increases in the supply of commodity-type products from our competitors.

In 2009, average prices in FOB – Free on Board U.S. dollars fell by about 16%, while the average appreciation in the foreign exchange rate in the same period was approximately 9%, resulted in a significant reduction of net sales in reais. These factors, together with the decrease in volumes and the increase in our costs and expenses, undermined our performance in this market.

In real terms, average selling prices of meats increased approximately 31.5% in 2009 compared to 2008, taking into account the foreign exchange variation of 9% in the period.

Poultry - Foreign net sales from poultry products increased 38.7% to R$4,161.5 million in 2009 from R$3,000.1 million in 2008, mainly due to a 50.6% increase in sales volumes (primarily due to the Sadia transaction). Sales volumes increased mainly in the Middle East (22.7%) and Africa (22.2%) but decreased in regions more affected by the economic crisis, such as Europe (6%).

                The overall increase in sales volumes was partially offset by a 7.9% decline in average selling prices as a result of general reductions in inventory in the industry in our primary overseas markets (as companies sought working capital that they were unable to obtain from other sources due to the global economic crisis) and lower demand in the European market for poultry and turkey products. Average selling prices in U.S. dollars decreased 16%.

Pork and beef - Foreign net sales of pork and beef products increased 25.4% to R$1,025.0 million in 2009 from R$817.3 million in 2008, mainly due to a 56.7% increase in sales volumes (primarily due to the Sadia transaction), offset by a 20.0% decrease in average selling prices, primarily as a result of global economic conditions. Although foreign sales of beef decreased 10% in 2009 compared to 2008, due to adverse economic conditions in important markets, foreign sales of pork products increased 15%, mainly due to an increase in Russia’s demand.

Milk - Foreign net sales of milk decreased 88.5% to R$12.4 million in 2009 from R$106.8 million in 2008, principally due to a 83.5% decrease in sales volumes (which was partially due to a decision to reduce exports due to falling prices in the export markets), as well as a 30.1% decrease in average selling prices.

Processed foods - Foreign net sales of processed foods increased 27.9% to R$1,337.0 million in 2009 from R$1,045.0 million in 2008, mainly due to a 38.5% increase in sales volumes, partially offset by a 6.6% decrease in average selling prices. We recorded a significant reduction in shipped dairy products volumes due to weaker international demand and high inventories in other producing regions, such as New Zealand, combined with the currency translation effect.

The following table provides a breakdown of changes in net sales, sales volumes and average selling prices in the foreign market.

We reported the following performance in our main overseas markets:

Europe - Net sales increased 49.3% from 2008 to 2009 and sales volumes increased 58.3% in the same period, mainly due to the business combination with Sadia in July 2009 and the consolidation of its results of operations in our consolidated financial statements since July 8, 2009. However, the European economy still reflects the impact of the global economic crisis. Negative margins in this market during 2009 were a result of weak demand for meats, most notably for processed products and turkey meat, and from high inventory driven by local production.

Middle East - Net sales increased 68.0% from 2008 to 2009 and sales volumes increased 86.7% during the same period.

Although this market significantly recovered in 2009 from the global economic and financial crisis, there was a subsequent price and volume volatility due to excessive supplies of grilled chicken.

Far East - Net sales decreased 4.0% from 2008 to 2009 and sales volumes increased 11.4% in the same period. The year 2009 also proved to be an extremely difficult one with various key markets, such as China, Japan and Singapore, which were seriously affected by the global economic and financial crisis. The Japanese economy remained lackluster. China increased local output in order to reduce excessive dependence on the United States. Beef and pork prices decreased significantly, which also affected chicken meat prices.

Eurasia - Net sales decreased 15.7% from 2008 to 2009 and sales volumes increased 10.7% during the same period. This was another market that was hit hard by the adverse economic environment and produced negative margins, particularly in the Russian market, which was severely affected by adverse conditions in the global economy. In addition, the Brazilian quotas for there Russian market were reduced.

Africa, the Americas and Other Countries - Net sales increased 43.5% from 2008 to 2009 and sales volumes increased 44.2% during the same period. Increased business in this market was supported principally by demand from South Africa, Angola and Venezuela.

Cost of Sales

Cost of sales increased 42.1% to R$12,270.6 million in 2009 from R$8,634.1 million in 2008, primarily as a result of the consolidation of Sadia’s costs since July 8, 2009. As a percentage of net sales, cost of sales increased to 77.1% in 2009 from 75.8% in 2008, mainly due to the fixed cost structure of the production chain in a period when net sales in our foreign markets decreased. The cost of sales in 2009 also increased due to (1) the effects of our cuts in meat production of approximately 20% in the first quarter of 2009 due to weak demand in our export markets, including the effects of temporary shutdowns of some facilities, (2) the fixed costs relating to two new industrial plants of Sadia that are still in a pre-operational phase in Lucas do Rio Verde and Vitória de Santo Antäo, and (3) the diversion of production from our Rio Verde plant in the state of Goiás to other units due to a fire that partially interrupted operations at that complex.

Gross Profit and Gross Margin

Our gross profit increased 31.8% to R$3,635.2 million in 2009 from R$2,758.9 million in 2008, mainly due to the Sadia transaction. Our gross margin was 22.9% in 2009, as compared to 24.2% in 2008, mainly due to the increase in our cost of sales as a percentage of net sales for the reasons explained above and the overall decrease in net sales, particularly in the foreign markets.

Operating Expenses

The fixed cost structure of our production chain was also reflected in our operating expenses, which rose by 60.2% to R$3,285.0 million in 2009 from R$2,050.3 million in 2008, outpacing net sales growth. As a percentage of net sales, operating expenses were 20.7% in 2009, as compared to 18.0% in 2008. The main driver of these increases was the 61.5% increase in commercial expenses to R$3,054.3 million in 2009 from R$1,891.1 million in 2008, primarily due to increases in distribution, freight, warehousing costs and investments in marketing campaigns. The effect of the volatility of the real-U.S. dollar exchange rate on our costs denominated in U.S. dollars also contributed to these increases. Administrative expenses reflect the structures of Perdigão and Sadia because we are required to keep certain areas of our historical Perdigão operations independent from the operations of Sadia until we receive approval of the transaction from the Brazilian antitrust authorities.

Financial Income/Expenses, Net

We recorded net financial income of R$241.2 million in 2009 as compared to R$630.3 million in net financial expenses in 2008, primarily due to the appreciation of the real against the U.S. dollar and financial investments resulting from funds raised through the primary offering of our common stock and partially offset by our increased consolidated interest expense in the third quarter of 2009 following our consolidation of Sadia’s indebtedness as described below.

Net debt increased 14.4% in 2009 relative to 2008 due to the consolidation of Sadia’s net debt in our financial statements. In 2009, we raised additional funds through a public offering of our common shares for gross proceeds of R$5.3 billion, of which approximately R$2.2 billion was allocated to Sadia to reduce short-term bank debt.

Other Operating Expenses, Net

Other operating expenses, net decreased 0.8% to R$259.9 million in 2009 from R$261.9 in 2008. The principal component of other operating costs in 2009 was R$119.7 million in costs of idle capacity related to new plants still at a pre-operational phase. The principal component of other operating costs in 2008 was the amortization of goodwill.

Income and Social Contribution Taxes

Income and social contribution taxes were an expense of R$197.2 million in 2009, compared to a benefit of R$255.4 million in 2008, primarily due to the incorporation of Perdigão Agroindustrial S.A. in the first quarter of 2009, when we wrote off a total of R$132.0 million of existing tax loss carry-forwards and the negative base for calculation of the social contribution of this company was recognized by BRF. Positive financial results also contributed to the increase in income and social contribution taxes.

Net Income

Net income increased 121.4% to R$120.4 million in 2009 from R$54.4 million in 2008 for the reasons set forth above. While our operating results reflect the impact of adverse global market conditions, our third quarter net income benefited from financial income due to the impact of the appreciation of the real against the U.S. dollar.

Historical – Year Ended December 31, 2008 compared with Year Ended December 31, 2007

Net Sales

Our net sales increased 71.8% to R$11,393.0 million in 2008 from R$6,633.4 million in 2007. Our net sales increased in both the domestic and the export markets, primarily as a result of (1) a 45.8% increase in sales volumes of meat products (poultry, pork and beef), including through organic growth and the consolidation of Eleva following its acquisition in 2008, (2) a 739.1% increase in net sales of milk due to the acquisition of Eleva, (3) a 25.9% increase in volumes of processed products mainly due to increases in net sales of specialty and frozen meat products, which increased 14.3%, and of dairy processed products, which increased 66.6%, due in large part to the Eleva acquisition. These results, however, should be considered in the light of diminishing export volumes due to the flooding and damage to port infrastructure in the State of Santa Catarina and an abrupt slide in average selling prices in the international market, in each case in the fourth quarter of 2008.

Domestic net sales increased 84.5% to R$6.4 billion in 2008 from R$3.5 billion in 2007, reflecting increases in prices and shifts in mix toward higher value-added products. Exports net sales increased 57.7% to R$5.0 billion in 2008 from R$3.1 billion in 2007, as a result of a 34.8% increase in sales volumes, mainly in processed foods.

Our strategy of increasing our focus on products with higher profit margins contributed to the increase in net sales. Net sales from processed foods, however, decreased as a percentage of net sales, to 44.3% from 54.5%, mainly due to the greater exposure to poultry, pork and milk commodity products, particularly due to the consolidation of Eleva and Cotochés after the acquisitions of those companies.

Domestic Market

Net sales from our domestic market increased 84.5% to R$6,423.8 million in 2008 from R$3,482.4 million in 2007 as a result of favorable performance our meat businesses, dairy products and other processed foods.

Poultry - Domestic net sales from poultry products increased 132.6% to R$414.9 million in 2008 from R$178.4 million in 2007, mainly due to a 164.6% increase in sales volumes, which were partially offset by a 12.1% decrease in average selling prices.

Pork and beef - Domestic net sales of pork and beef cuts increased 195.1% to R$155.2 million in 2008 from R$52.6 million in 2007, mainly due to an 187.4% increase in sales volumes and a 2.7% increase in average selling prices.

Milk - Milk includes long life (UHT), pasteurized and powdered milk. Domestic net sales of milk increased 682.3% to R$1.5 billion in 2008 from R$188.6 million in 2007, mainly as a result of a 590.1% increase in sales volume due to the acquisition of the Eleva and Cotochés businesses in 2008. The absorption of such a large increase in milk production capacity occurred in a particularly difficult economic environment, especially in the UHT milk business, where we made a significant third quarter adjustment in view of growth in supplies of this product in the market set against stagnating demand that contributed to a sharp decline in retail prices. Oversupply and low prices also characterized the powdered milk market due to burgeoning world production. We undertook a review of fluid milk volumes and an adjustment in production costs to reestablish adequate margins for this business, which positively affected our results for the final quarter of the year.

Processed foods - Domestic net sales from processed foods increased 40.3% to R$4.0 billion in 2008 from R$2.8 billion in 2007, mainly due to a 25.9% increase in sales volumes as a result of 11.3% growth in sales volumes of meat processed products and a 64.5% increase in sales volumes of dairy processed products because of the acquisitions carried out in 2008. In addition, average selling prices of processed foods increased 11.4% in 2008 compared to 2007.

Other - Other includes pastas, pizzas, margarines, frozen vegetables, cheese bread and the soybean-based vegetarian line, among others. Domestic net sales from other products increased 78.1% to R$380.5 million in 2008 from R$213.6 million in 2007 as a result of a 18.5% increase in sales volumes due to (1) the inclusion of margarines in our results of operations starting in August

2007 and (2) a 50.3% increase in average selling prices.

The following table provides a breakdown of changes in net sales, sales volumes and average selling prices in the domestic market.

Export Markets

Net sales from export markets increased 57.7% to R$4,969.2 million in 2008 from R$3,151.0 million in 2007, mainly due to a 34.8% increase in sales volumes and a 17.0% increase in average selling prices.

Poultry - Export net sales from poultry products increased 61.5% to R$3,000.1 million in 2008 from R$1,858.2 million in 2007, mainly due to a 38.2% increase in sales volumes and a 16.9% growth in average selling prices as a result of an increase in demand in our primary export markets in the first three quarters of the year, following global economic growth of prior years that resulted in Brazilian exports of meat (poultry, pork and beef) in 2008 reaching the highest level in years, before the decrease in average selling prices that occurred in the fourth quarter as a result of the continuing global economic recession.

Pork and beef - Export net sales of pork and beef products increased 54.7% to R$817.3 million from R$528.4 million in 2007, mainly due to a 18.1% increase in sales volumes and a 31.0% increase in average selling prices, reflecting solid demand in our primary export markets in the first three quarters of the year, following global economic growth of prior years that resulted in

Brazilian exports of meat (poultry, pork and beef) in 2008 reaching the highest level in years, before the decrease in average selling prices that occurred in the fourth quarter as a result of the continuing global economic recession.

Processed foods - Export net sales of processed foods increased 36.7% to R$1,045.0 million in 2008 from R$764.4 million in 2007, mainly due to a 27.4% increase in sales volumes and 7.3% increase in average selling prices. Export net sales from dairy products increased to R$127.8 million, mainly due to increases in sales volumes that resulted from the acquisition of Eleva and

Cotochés. We increased average selling prices during 2008 in order to partially offset narrower margins caused by significant increases in raw material costs. Our average FOB (Free on Board) U.S. dollar selling prices increased an average of 24.7% compared with 2007.

However, poor economic conditions and other adverse events in the fourth quarter were responsible for undermining our efforts to improve our profit margin, mainly due to (1) an accentuated fall in international average selling prices during the last quarter of 2008 of 15.2% in U.S. dollar-FOB terms compared with the third quarter, a reflection of destocking by importers due to the difficulty in raising working capital; and (2) flooding and damage to port infrastructure in the State of Santa Catarina, with an immediate need to transfer export activities from the ports of Navegantes and Itajaí to those of São Francisco, Paranaguá and Rio Grande, and resulting in reduced shipments in November, the backlog of which had still not been completely cleared by the end of 2008.

In real terms, average selling prices of meats increased approximately 15.7% in 2008 as a whole compared to 2007, taking into account a foreign exchange variation of 32% in the period.

We reported the following performance in our main overseas markets:

Europe - Net sales increased 18.1% from 2007 to 2008 and sales volumes increased 5.2% in the same period, mainly due to the acquisition of Plusfood in January 2008 and the consolidation of its results of operations in our financial statements as of the first quarter of 2008. However, demand for imported frozen products in the European market declined, as supplies of chilled products increased as a result of increases in local production.

Middle East - Net sales increased 79.0% from 2007 to 2008 and sales volumes increased 50.1% during the same period, mainly due to increases in sales volumes to various countries in the region. We believe we were also able to achieve greater market share in this market due to increased production capacity following the acquisition of Eleva and further tailoring of production to customer requirements.

Far East - Net sales increased 45.4% from 2007 to 2008 and sales volumes increased 16.8% in the same period, mainly due to increased demand from the Japanese market, which was partially offset by reduced imports of cooked items by China. China reopened for chicken imports from Brazil in the third quarter of 2008, but Chinese authorities did not begin issuing the necessary import licenses to Chinese importers in 2008.

Eurasia - Net sales increased 46.8% from 2007 to 2008 and sales volumes increased 4.9% during the same period, mainly due to increased pork and beef exports, especially to the Russian market, which showed increased demand for meats through September 2008 and higher average selling prices ahead of the winter and the holiday season.

Africa, the Americas and Other Countries - Net sales increased 227.6% from 2007 to 2008 and sales volumes increased 145.6% during the same period, mainly due to increased sales of whole chicken and other meat products, mainly beef, together with an improvement in product mix. Sales to Angola, Egypt, Mozambique, Uruguay and Venezuela posted the greatest increases.

Cost of Sales

Cost of sales increased 81.4% to R$8,634.2 million in 2008 from R$4,760.1 million in 2007. As a percentage of net sales, cost of sales increased to 75.8% of net sales in 2008 as opposed to 71.8% in 2007, mainly due to significant increases in the price of our principal raw materials (corn, soybean meal, milk and beef), which more than offset the increases in net sales explained above. In addition, other production costs involving secondary materials, packaging, freight and labor - principally a reflection of collective bargaining agreements - contributed to the increase in cost of sales as a percentage of net sales.

Corn and soy bean prices significantly increased in the first half of 2008, translating into higher production costs through the end of the third quarter of 2008. In addition, we faced a sharp currency devaluation in the fourth quarter of 2008. On the other hand, the effects of commodity price increases on our cost of sales has gradually become somewhat less significant as a share of our total costs as we have grown the processed foods part of our business.

The price of milk, another important raw material included in overall dairy product costs, fell 1.8% during 2008 compared with 2007, and 7.3% between the third and fourth quarters of 2008, partially adjusting prices of acquisition from the farms, which had been above normal levels due to greater demand from producers, especially those in the long-life milk (UHT) business. However, the average price of milk paid to producers increased significantly through September,  compressing margins of fluid milk products.

Gross Profit and Gross Margin

Our gross profit increased 47.3% to R$2,758.9 million in 2008 from R$1,873.3 million in 2007. Our gross margin was 24.2% in 2008, compared to 28.2% in 2007, due to increases in cost of sales as a percentage of net sales explained above.

Operating Expenses

Operating expenses increased 49.7% to R$2,050.4 million in 2008 from R$1,369.4 million in 2007. As a percentage of net sales, operating expenses were 18.0% in 2008, compared to 20.6% in 2007. This relative decrease of operating expenses as a percentage of net sales occurred primarily due to a relative reduction of commercial expenses, even though operating expenses increased in absolute terms as a result of costs of freight, warehousing and port charges. The effect of these expenses intensified in the last quarter due to the flooding at the ports of Itajaí and Navegantes in the State of Santa Catarina and the damage to port infrastructure. This required us to divert all our exports in the region to three other ports: Rio Grande, Rio Grande do Sul, Paranaguá, Paraná and São Francisco, Santa Catarina, incurring additional costs.

Operating Income Before Financial Expenses and Other

Our operating income before financial expenses and other increased 40.6% to R$708.5 million in 2008 from R$503.9 million in 2007. Amortization of goodwill relating to acquisitions represented R$153.0 million, or 58.4%, of the total amount of R$261.9 million recorded under other operating expenses.

Financial Expenses, Net

Our net financial expenses, net increased 498.0% to R$630.3 million in 2008 from R$105.4 million in 2007, primarily as a result of an approximately 32% devaluation of the real against the U.S. dollar (comparing closing rates for 2007 and 2008). As a result of such devaluation of the real against the U.S. dollar, we recognized a non-cash translation effect on our financial expenses of R$416.0 million for 2008. These financial expenses arising from the exchange rate effect are gradually offset as export shipments proceed.

Income Tax and Social Contribution

Income tax and social contribution was a benefit of R$255.3 million in 2008, compared to a provision of R$32.1 million in 2007, primarily due to an amount amortized in fiscal year 2008 attributable to goodwill from acquisitions, the currency translation effect of devaluation on our financial expenses and deductions of interest on shareholders’ equity.

Net Income

Net income decreased 83.1% to R$54.4 million in 2008 from R$321.3 million in 2007 for the reasons set forth above.

Income Tax and Social Contribution

Income tax and social contribution was a benefit of R$255.3 million in 2008, compared to a provision of R$32.1 million in 2007, primarily due to an amount amortized in fiscal year 2008 attributable to goodwill from acquisitions, the currency translation effect of devaluation on our financial expenses and deductions of interest on shareholders’ equity.

Net Income

Net income decreased 83.1% to R$54.4 million in 2008 from R$321.3 million in 2007 for the reasons set forth above.

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

Net Sales

Our net sales increased 27.3% to R$6,633.4 million in 2007 from R$5,209.8 million in 2006, supported by growth in the meat business both in the domestic and export markets. Net sales were also positively affected by the full integration of Batávia’s dairy-processed product activities in addition to the margarine and beef processing businesses acquired during the year.

Domestic net sales increased 24.7% to R$3,482.3 million in 2007 from R$2,793.0 million in 2006 due to an increase in volumes for poultry, pork/beef and processed foods, and including the dairy-processed products and margarines business. Export net sales increased 30.4% to R$3,151.0 million, mainly because of the increase in sales volumes of poultry, pork and processed foods. Net sales were split 52.5% to domestic customers and 47.5% to our overseas markets.

The relative share of processed poultry and meat products destined for export as well as dairy processed products and other processed products - including margarines - had a significant impact on the breakdown of our sales. Not only did these contribute to the improvement in margins but they also helped diversify our sales portfolio. Higher margin processed products accounted for 53% of our total net sales at the end of 2007.

Domestic Market

In 2007, domestic net sales increased 24.7% to R$3,482.3 million from R$2,793.1 million in 2006. We continued to concentrate on our strategy of building our sales of higher profit margin products. These efforts, combined with more favorable domestic market conditions, caused processed products to account for 81.8% of our total net sales to the domestic market, amounting to R$2,849.1 million for the year, an increase of 25.1% in net sales and 22.3% in sales volumes.

The improvement in average prices during the year gave an added lift to our sales performance and profit margins, with the average price of meats and dairy-processed products rising 8.2% and 8.6%, respectively. At the same time, average costs were 3.1% higher, 3.3% up in the case of meats and 2.9% for dairy-processed products.

The following table provides a breakdown of changes in net sales, sales volumes and average selling prices in the domestic market.

Domestic Market

	Net Sales			Sales Volumes			Average Selling Prices
	2007	2006	Change	2007	2006	Change	2007	2006	Change
	(in millions of Reais)		(%)	(thousand tons)		(%)	(in Reais per kg)		(%)
Poultry	178.4	189.6	(5.9)	47.6	72.8	(34.6)	3.75	2.61	43.7
Pork /Beef	52.6	56.6	(7.1)	13.4	17.9	(25.1)	3.91	3.16	23.7
Milk (1)	188.6	101.0	86.7	127.5	73.4	73.7	1.48	1.38	7.2
Processed foods (2)	2,849.1	2,276.7	25.1	797.7	652.0	22.3	3.56	3.49	2.0
Other	213.6	169.1	26.4	184.6	65.6	181.4	—	—	—
Total	3,482.3	2,793.0	24.7	1,170.8	881.8	32.8	2.97	3.21	(7.5)

____________

(1)  Fluid and powder milk.

(2)  Includes processed meat, other processed products (such as lasagnas, pizzas and cheese bread) and dairy processed products.

Poultry - Domestic net sales of poultry products (frozen whole and cut poultry) decreased 5.9% in 2007 from R$189.6 million to R$178.4 million, mainly as a result of a 34.6% decrease in sales volume in 2007 compared to 2006 due to our decision to direct products to our export markets, where demand was increasing. This stood in contrast to 2006, when avian influenza outbreaks around the world caused us to redirect commodity-type products from our export markets to the domestic market. The decrease in sales volumes in 2007 was partially offset by an increase in average selling prices of 43.7% to R$3.75 from R$2.61.

Pork and beef - Domestic net sales of pork and beef cuts decreased 7.1% to R$52.6 million from 56.6 million in 2006, primarily because of a 25.1% decrease in sales volumes, partially offset by a 23.7% increase in average selling prices. The decrease in sales volumes was mainly due to our decision to increase production of processed food products for our export markets to meet the higher demand for these products in those markets.

Milk - Domestic net sales of milk increased 86.7% to R$188.6 million from R$101.0 million in 2006, mainly because we commenced selling milk only beginning June 2006, following an acquisition of control of Batávia. In addition, the average selling prices of milk also increased in the period.

Processed foods - Domestic sales of processed foods increased 25.1% to R$2,849.1 million in 2007 from R$2,276.7 million in 2006, primarily due to a 22.3% increase in sales volumes of meat-based processed foods, dairy-processed products, margarine and others, the highlight being increased sales of frozen and specialty products together with specialty poultry. We believe an increase in the real income of Brazilians on a per capita basis has contributed to a rise in domestic food consumption. In addition, we acquired the Doriana, Delicata and Claybon brands for margarine products from Unilever in August 2007, we entered into a joint venture with Unilever to manage Becel and Becel ProActiv branded margarine products in Brazil, and we consolidated the results of operations of Batávia’s dairy products for all of 2007 compared to only seven months in 2006, all of which contributed to our net sales in 2007.

Export Markets

Export net sales reached R$3,151.0 million from R$2,416.7 million, an increase of 30.4%, mainly because of growth in sales volumes and average selling prices, despite the impact of the real’s appreciation of more than 17% against the U.S. dollar, and driven by improvements in demand for protein and the competitive advantages of Brazilian production costs.

Average selling prices have risen gradually, recording an increase of 24.8% in 2007 in U.S. dollar FOB terms compared with 2006. Average selling prices in the fourth quarter of 2007 grew 7.3% compared to the third quarter of 2007, while they increased 29.0% compared with the same quarter in 2006. The average price in Reais for the year was 9.8% more against higher average costs of 5.3%. In the fourth quarter, average selling prices rose 5.2%, compared to an average cost increase of 8.7%, reflecting the appreciation of the real in relation to foreign exchange rates for exports and the impact of the rise in grain prices on overseas commodity sales, the end result being pressure on our margins.

The following table provides a breakdown of changes in net sales, sales volumes and average selling prices in the export market.

Export Markets

	Net Sales			Sales Volumes			Average Selling Prices
	2007	2006	Change	2007	2006	Change	2007	2006	Change
	(in millions of Reais)		(%)	(thousand tons)		(%)	(in Reais per kg)		(%)
Poultry	1,858.2	1,326.7	40.1	555.2	457.4	21.4	3.35	2.90	15.5
Pork and beef	528.4	568.4	(7.0)	120.4	125.8	(4.3)	4.39	4.52	(2.9)
Processed foods	764.4	521.6	46.5	150.6	113.2	33.0	5.08	4.61	10.2
Total	3,151.0	2,416.7	30.4	826.2	696.4	18.6	3.81	3.47	9.8

Poultry - Export net sales of poultry products increased 40.1% to R$1,858.2 million against R$1,326.7 million in 2006. We exported a total of 555.2 thousands of tons of poultry in 2007, an increase of 21.4% compared with the same period of 2006, with average prices in Reais 15.5% higher, reflecting the gradual return to previous levels of sales in our export markets after a significant decrease in exports in the first half of 2006 caused by concerns about avian influenza.

Pork and beef - Export net sales of pork and beef products decreased 7%, with a decrease of 4.3% in pork and beef sales volumes and 2.9% in average selling prices, mainly because of the Russian ban on imports of Brazilian pork products, except from the State of Rio Grande do Sul and, since October 2007, from the State of Goias, where we have plants to serve the Russian market. In the case of the beef market, we replaced third-party production with our own production by acquiring a processing unit at Mirassol D’Oeste in the State of Mato Grosso, with an initial slaughtering capacity of 500 heads per day. The slaughtering rate at this plant has since increased to 2,000 heads per day.

Processed foods - Export net sales of processed foods increased 46.5% in 2007, primarily due to a 33.0% increase in sales volumes, reflecting the strategy of growing this business in the overseas market, and also due to a 10.2% of increase in average selling prices compared to 2006. We have focused on selling higher-added value products to our export markets, especially in Europe.

We reported the following performance in our primary overseas markets:

Europe - A recovery in consumption associated with a global increase in corn prices, combined with a reduction in investments by local producers were critical in pushing prices higher, reflecting growth in export volumes of 18.9% and in revenues of 35.2% for the year. Trade quotas established by the European Union permitting lower import tariffs on Brazilian imports - salted breast of chicken, turkey breast, and prepared and processed chicken - came into effect in July 2007.

Middle East - The increase of 21.6% in volumes and 40.8% in revenues reflected the improvement in prices and demand in this market.

Far East - Sales volumes were 20.5% up with revenues 28% higher reflecting solid performance in the Asian markets. The exception was the situation prevailing in China with reports of blue ear disease outbreaks in hogs and cases of avian influenza in the duck population in southern China. This has reflected in some instability in the Hong Kong market.

Eurasia - Sales volumes increased 16.2%, and net sales from exports increased 16%. We were able to report only modest performance improvements in this market due to the Russian trade ban on Brazilian pork exports, the only exception being made for exports from the State of Rio Grande do Sul. Until September, Ukraine also placed restrictions on hog imports for the pork meat industry, for which lower import duties apply.

Africa, the Americas and Other Countries - These markets reported growth of 10.4% in sales volumes and 19.8% in net sales from export, although the speed with which costs increased, especially at the end of the year, prevented these from being fully passed on to selling prices. There was solid demand in the African market, and the resumption of business with Venezuela helped support overall growth in these markets.

Cost of Sales

Cost of sales increased 23.1% from R$3,865.7 million to R$4,760.1 million. The lower growth in cost of sales compared with net sales performance for the year was instrumental in the 240-basis-point gain in gross margin - achieved largely due to the acquisition of new businesses, the monitoring of production costs and to productivity gains in our existing business. This was achieved in spite of lower net sales from exports in the face of the appreciation of the real.

The prices of the leading raw materials rose sharply on the Chicago Board of Trade, soybeans increasing by 42.4% and corn by 56.4%. This had a knock-on effect on prices in Brazil, with soybean and corn prices growing on average 16% and 26.4%, respectively. Raw material costs thus came under pressure, especially in the final quarter of the year. These costs have significantly impacted the commodity-type products we sell, albeit partially offset by the incorporation of our new activities in dairy-processed products and beef in addition to a portfolio with a higher proportion of higher value-added processed products. The cost of milk collection also experienced an upward spiral, prices having grown by 25.7% in 2007 and 19.1% in the last quarter, primarily due to tighter inventory and an increase in production costs worldwide. As a result, cost of sales rose 23.1% in 2007 and 21.9% in the final quarter of that year.

Gross Profit and Gross Margin

The gross margin widened from 25.8% to 28.2% for the year, representing growth of 39.4% in gross profit in 2007 to R$1,873.3 million from R$1,344.1 million, a result of the performance reported in both the domestic and export markets, as well as recently consolidated businesses, particularly dairy-processed products and margarines.

Operating Expenses

Operating expenses also contributed to our annual performance, posting an increase of 150 basis points, a reflection of the capture of synergies from the new businesses. With an absolute growth of 18.8% during the year, operating expenses were equivalent to 20.7% of net sales for the year compared to 22.1% for 2006, totaling R$1,369.4 million against R$1,152.7 million in 2006.

The contribution margin generated by our new businesses helped reduce commercial expenses for the year from 20.6% to 19.3% of net sales, recording a nominal increase of 19.4%. This was achieved despite greater freight and distribution costs, including the effects of agricultural inspectors’ strikes and investments in marketing, especially a new advertising campaigns for the Perdigão and Batavo brands. The partial outsourcing of distribution to a logistics operator and distribution to more remote areas also increased commercial overhead. In the final quarter, commercial expenses amounted to 19.3% of net sales compared to 20.6% for the same period a year earlier, considering the new advertising campaign for the Perdigão and Batavo brands released in the fourth quarter of 2007.

The growth in business was also reflected in administrative and management compensation expenses and management compensation, which were proportionally reduced in relation to net sales, declining from 1.6% to 1.4% for the year - a nominal increase of 10.4%.

Operating Income

We reported operating income before financial expenses of R$503.9 million in 2007, a 163.3% increase compared to 2006. Our operating margin was 7.6%, compared to 3.7% for the same period in 2006, when adverse factors surrounding the avian influenza outbreaks were affecting the poultry industry worldwide.

Financial Expenses

We recorded a decline in financial expenses of 18.5% as a result of changes in the management of foreign exchange exposure in the light of export volumes and an increase in cash investments. This allowed us to manage our financial position to support our investment and working capital requirements, also incorporating the disbursements for the acquisitions announced during the year in our cash flow.

In the final quarter of 2007, we recorded a 4% increase in financial expenses. This was largely due to financial expenses of R$29.8 million arising from the placement, underwriting, fees and other expenditures with respect to a primary offering of shares in December 2007. The offering resulted in an additional R$900.0 million in funding, allocated principally to settle the 46% cash portion of the Eleva acquisition.

Strong cash generation from business activities and the additional resources raised through the primary offerings at the end of both 2006 and 2007 provided capital outlays necessary for capital expenditure requirements and the acquisition of the new businesses. We were thus able to reduce our net debt by 32.3% during the year from R$633.5 million to R$428.9 million.

Income Tax and Social Contribution

Income tax and social contribution expense was R$32.1 million in 2007, compared to a income tax and social contribution credit of R$61.6 million in 2006, mainly due to the increase in income before taxes and profit sharing, which totaled R$383.8 million in 2007, compared with R$74.3 million in 2006. In addition, in 2007 our subsidiary Batávia entirely reversed its valuation allowance of R$26.1 million (for deferred tax assets relating to tax losses accumulated through 2004) due to the completion of the Batávia acquisition. In 2006, we also recorded the income and social contribution tax benefits relating to the “Summer Plan” (Plano Verão) in the amount of R$33.4 million.

Net Income

Net income increased 173.9% to R$321.3 million in 2007 compared to R$117.3 million in 2006, with our net margin rising to 4.8%, compared to 2.3% in 2006. These improved results can be ascribed to solid domestic and export market performance, our management of costs and expenses, and diversification of our product lines.

In the final quarter of 2007, we reported a 12.7% decrease in net income due to cost pressures. These impacted the businesses faster than we were able to pass them on to the consumer. The quarter was also affected by the effects of foreign exchange variations on export net sales when translated into Reais.

10.3. Executive Board’s Comments on the significant effects that the events below had caused or are expected to cause on the financial statements and results of the Company

                a. introduction or disposal of operating segment

                b. recognition, acquisition or disposal of ownership interest

                c. extraordinary events or operations

In the fiscal year no additions or divestments were made in the operational segments, although Sadia sold its 60% stake in the Investeast Ltda. joint venture, the sole owner of Concórdia Ltd. (Rússia), to the other partner, Fomanto Investments Ltd., as approved in Sadia’s extraordinary general shareholders meeting held on August 18 2009. The sale was worth US$77.5 million, of which US$37.5 million has already been received. The remaining US$40.0 million is payable plus interest of 15% p.a., in two equal installments of US$20.0 million in April and October 2010, having as guarantee a pledge on the shares until settlement of the two payments. This divestment  represented a pre-tax gain of R$60.5 million, recognized under the ‘other operational expenses’ item.

During fiscal year 2009, BRF entered into an association agreement with Sadia S.A.. On July 8 2009, at an extraordinary general meeting, the shareholders of BRF approved the merger of all 226,395,405 shares issued by HFF Participações S.A. (the former controlling company of Sadia) on the basis of their economic value in the amount of R$1.4 billion, at the exchange ratio of 37,637,557 new common, nominative, book entry shares with no par value, issued by BRF at the issue price of R$39.40 (thirty-nine Reais forty centavos) per share. On August 18 2009, at the extraordinary general meeting of the Company, approval was given for the merger of Sadia’s common and preferred shares, with the exception of those held indirectly by the Company  itself, through conveyance of 25,904,595 common and 420,650,712 preferred shares issued by Sadia on the basis of the economic value of the said shares, in the amount of R$2,335.484, and the issue of 59,390,963 new common, nominative, book entry shares with no par value, at the price of R$39.32 (thirty-nine Reais thirty-two centavos) per share. As of this date, Sadia become the wholly owned subsidiary of the Company.

10.4. Executive Board’s Comments on

                a. significant changes in accounting practices

                b. material effects of the changes in accounting practices

                c. qualification and emphasis in the auditor’s opinion

a)

                The issuance of Law No.11.638/07 and Provisional Act No.449, which was converted into the Law No.11.941/09, include the new provisions that changed the Brazilian Corporate Law, and affected the consolidated financial statements of companies, including public and sizeable enterprises, as of and for the year ended December 31, 2008.

                The main objective of Law No. 11,638/07 and No.11,941/09 is to update the Brazilian Corporation Law in order to facilitate convergence to the International Financial Accounting Reporting Standards (“IFRS”) issued by International Accounting Standards Board (“IASB”), and to allow the Brazilian Securities and Exchange Commission (“CVM”) to issue new standards and procedures, based on international accounting standards.

                Changes in the Corporate Law were assessed, measured and recorded by the Company and its subsidiaries, and impacted the financial statements for the year ended December 31, 2008. The Company assessed that the following accounting pronouncements issued by the Accounting Pronouncements Committee (“CPC”) and approved by CVM are applicable in the preparation or presentation of these financial statements:

•         Framework for the preparation and presentation of financial statements, approved by CVM Deliberation No.539;

•         CPC 01 Reduction in the recoverable value of assets, approved by CVM Deliberation No. 527;

•         CPC 02 Effects of changes in exchange rates and translation of financial statements, approved by CVM Deliberation No. 534;

•         CPC 04 Intangible assets, approved by CVM Deliberation No.553;

•         CPC 05 Related parties disclosures, approved by CVM Deliberation No.560;

•         CPC 06 Leasing, approved by CVM Deliberation No.554;

•         CPC 07 Subsidies and governmental assistance, approved by CVM Deliberation No.555;

•         CPC 08 Transaction costs and premiums on the issuance of securities, approved by CVM Deliberation No. 556;

•         CPC 12 Adjustment to present value, approved by CVM Deliberation No. 564;

•         CPC 13 Initial adoption of the Law No. 11.638 and Provisional Act No. 449/08, approved by CVM Deliberation No. 565;

•         CPC 14 Financial instruments: recognition, measurement and disclosure, approved by CVM Deliberation No. 566.

                In compliance with CVM Deliberation No.565, which approved the accounting pronouncement CPC 13 – Initial Adoption of the Law No.11,638/07 and the Provisional Act No.449/08, the Company opted to prepare its opening balance sheet based on the new accounting practices in effect as of December 31, 2007. This is the transition date and it represents the date when the Company prepared its opening balance sheet adjusted by the 2008 new accounting standards.

                The changes introduced are characterized as changes in accounting practices according to CVM Deliberation 506/06 – Accounting Practices, Accounting Estimates Changes and Correction of Errors. However, as permitted by the Technical Pronouncement CPC13, approved by CVM Deliberation No.565, all adjustments which affected the results before the transition date were recorded in retained earnings at the transition date, under article 186, of Law No.6,404/76.

                The adjustments resulting from changes in accounting practices were recorded in retained earnings as of January 01, 2008. The financial statements for the year ended 2007, presented for comparison purposes were prepared in accordance with Brazilian accounting practices in effect as of December 31, 2007, and they have not been restated with the adjustments required for comparison between year-ends.

                The changes in accounting practices described above affected the parent company and the consolidated balance sheet, shareholders’ equity and statements of income for the year ended December 31, 2008, as presented in item “b”.

                During 2009, the CPC issued several accounting pronouncements, interpretations and orientations, approved by CVM and by the Federal Accounting Council afterwards, with compulsory adoption starting from 2010, comprising the financial statements for the year ended December 31, 2009, to be presented for comparative purposes.

                The Company’s management is in the evaluation process of the possible impacts as a result of the adoption of the new pronouncements. According to management preliminary assessment the main pronouncements, orientations and interpretations issued by the CPC that may impact the Company’s financial statements from the fiscal year to be ended on December 31, 2010, are the following:

•         CPC 15 Business combination, approved by the CVM Deliberation No. 580/09;

•         CPC 20 Loans and financing costs, approved by the CVM Deliberation No. 577/09;

•         CPC 21 Interim financial statements, approved by the CVM Deliberation No. 581/09;

•         CPC 23 Accounting policies, changes in estimate e correction of error, approved by the CVM Deliberation No. 592/09;

•         CPC 27 Property, plant and equipment, approved by the CVM Deliberation No. 583/09;

•         CPC 20 Biological assets and agriculture produce, approved by the CVM Deliberation No. 596/09;

•         CPC 32 Income taxes, approved by the CVM Deliberation No. 599/09;

•         CPC 33 Employees benefits, approved by the CVM Deliberation No. 600/09;

•         CPC 43 First time adoption technical pronouncements CPC 15 to 40, approved by the CVM Deliberation No. 610/09;

•         ICPC 09 Separate financial statements;

•         ICPC 10 Clarifications about CPC 27 and CPC 28;

b)

                As a consequence of changes described above, the following accounting practices were adopted by the Company and its subsidiaries for the year ended December 31, 2008, according to the applicable pronouncements and orientations mentioned:

(i) Balance sheet

			Parent Company
	Balances with Law No. 11,638/07 and Provisional Act No. 449/08 adjustments	Law No. 11,638/07 and Provisional Act No. 449/08 adjustments		Balances without Law No. 11,638/07 and Provisional Act No. 449/08 adjustments
Current assets
Cash and short-term investments	71,706	-		71,706
Trade accounts receivable	308,294	(2,960)	(a)	311,254
Other assets	679,572	(120)	(a)	679,692

Non-current assets
Other assets	163,332	(1,865)	(a)	165,197
Deferred tax	213,931	3,528	(d)	210,403

Investments	2,858,351	(21,865)	(c)	2,880,216
Property, plant and equipment	642,456	-		642,456
Intangible	1,453,713	-		1,453,713
Deferred charges	11,653	-		11,653

Total assets	6,403,008	(23,282)		6,426,290

Current liabilities
Payable to suppliers	340,535	(1,474)	(a)	342,009
Short-term debt	720,642	6,907	(b)	713,735
Other liabilities	155,916	-		155,916

Non-current liabilities	1,048,289	-		1,048,289

Shareholders’ equity	4,137,626	(28,715)		4,166,341

Total liabilities and shareholders’ equity	6,403,008	(23,282)		6,426,290

a)       The Company measured the adjustment to present value on the relevant outstanding balances of the following accounts: trade accounts receivable and other assets and trade accounts payable. The discount rate applied is based on the weighted average cost of capital, which considers the value of money over time and the specific risks to assets and liabilities, so the rate is the one that better reflects the Company’s estimate.

b)       The Company measured its derivative instruments of non-deliverable forward (“NDF”), currency swap and interest rate swap using market values, in compliance with CPC14.

c)       Adjustments recorded by the subsidiaries and recognized through the equity pick-up method.

d)       The Company opted for the Transition Tax Regime introduced by Provision Act No. 449/08, by which the calculation of corporate income tax and social contribution for the biennium 2008-2009, continue to be determined on the accounting methods and criteria established by the Law No.6,404/76, in effect at December 31, 2007. Therefore, deferred income tax and social contribution were calculated and recorded in the Company’s financial statements in accordance to the new practices introduced by Law No. 11,638/07 and Provisional Act No.449/08.

			Consolidated
	Balances with Law No. 11,638/07 and Provisional Act No. 449/08 adjustments	Law No. 11,638/07 and Provisional Act No. 449/08 adjustments		Balances without Law No. 11,638/07 and Provisional Act No. 449/08 adjustments
Current assets
Cash and short term investments	1,976,004	1,750	(a)	1,974,254
Accounts receivable from costumers	1,378,046	(11,793)	(b)	1,389,839
Other assets	2,631,093	(2,975)	(b)	2,634,068

Non-current assets
Accounts receivable from costumers	11,578	(346)	(b)	11,924
Other assets	323,399	15,986	(e)	307,413
Deferred tax	262,157	(4,972)	(b)	267,129

Investments	1,028	-		1,028
Property, plant and equipment, net	2,918,458	8,897	(c)	2,909,561
Intangible	1,545,732	-		1,545,732
Deferred charges	172,052	-		172,052

Total assets	11,219,547	6,547		11,213,000

Current liabilities
Payable to suppliers	1,083,385	(4,678)	(b) (c)	1,088,063
Short-term debts	1,646,406	48,700	(d)	1,597,706
Other liabilities	351,069	(1,262)	(b)	352,331

Non-current liabilities
Long-term debts	3,719,692	-		3,719,692
Payable to suppliers	-	5,222	(b)	(5,222)
Tax and social charges payable	20,056	(1,724)	(c)	21,780
Other liabilities	287,625	(10,996)	(b)	298,621

Minority shareholders	696	-		696
Shareholders’ equity	4,110,618	(28,715)		4,139,333

Total liabilities	11,219,547	6,547		11,213,000

a)      According to CPC14, the Company classified its wholly owned subsidiary Crossban Holdings GMBH applications in Brazilian Treasury Bonds, as “available for sale” and recorded unrealized earnings arising from the difference between carrying value and fair value against shareholders’ equity.

b)      The Company measured the adjustment to present value based on relevant outstanding balances of the following accounts: trade accounts receivable and other assets and trade accounts payable, tax and social charges payable and other liabilities. The discount rate applied is based on the weighted average cost of capital, which considers the value of money over time and the specific risks to assets and liabilities, so the rate is the one that better reflects the Company’s estimate.

c)       The effects of the adjustment of machinery and equipment financial leasing were made in accordance with CPC06, which determines that the asset cost is capitalized, in the beginning, as a fixed asset and it is booked against a liability (under the heading of other liabilities) for the lowest of fair value or present value of minimum payments foreseen in the contract. Fixed assets acquired under financial leases are depreciated by the rates used for the Company’s assets.

d)      The Company measured its derivative instruments of NDF, currency swap and interest rate swap using market values, in compliance with CPC14.

e)      The Company opted for the Transition Tax Regime introduced by Provision Act No.449/08, by which the calculation of corporate income tax and social contribution for the biennium 2008-2009 continue to be determined on the accounting methods and criteria established by Law No.6,404/76, in effect at December 31, 2007. Therefore, deferred income tax and social contribution were calculated and recorded in the Company’s financial statements in accordance to the new practices introduced by Law No.11,638/07 and Provisional Act No.449/08.

(ii)   Shareholders Equity and the Income for the period

	Parent Company		Consolidated
	Income	Shareholders’ equity	Income	Shareholders’ equity
Balance reported in the financial statements	77,438	4,137,626	54,372	4,110,618
Adjustments recognized in retained earnings at the transition date	-	(33,608)	-	(1,315)
Financial investments available for sale	-	-	(119)	(119)
Financial instruments at market value	295	(6,907)	7,477	(50,295)
Financial leasing	-	-	737	737
Adjustment to present value of assets	(4,944)	(4,944)	(8,635)	(8,635)
Adjustment to present value of liabilities	1,474	1,474	15,157	15,157
Investment subsidies ( *)	-	-	2,486	-
Equity	11,742	11,742	-	-
Tax effects in the income	1,080	3,528	(4,970)	15,755
Values without Law No. 11.638/07 and Provisional Act No. 449/08	67,791	4,166,341	42,239	4,139,333

(*) The Law No. 11.638/07 and Provisional Act No. 449/08 revoked the possibility of recording investment subsidies directly in the capital reserve. Nevertheless, the balance of investment subsidies existing in the capital reserve account at the beginning of the fiscal year in which an entity first adopt the Law No.11,638/07 and the Provisional Act 449/08 must be kept in their accounts until its total use. Therefore, the Company kept the retained balance of investment subsidies until December 31, 2007 in the capital reserve account, and recorded the amount related to the year ended December 2008 as other operating income.

                For the initial adoption of the Law No.11,638/07 and Provisional Act No.449/08, CPC13 allowed companies to use some exceptions regarding new standards applicability. The Company uses the following exceptions:

-    Presentation of comparative financial statements: the Company decided not to restate its 2007 financial statements on the bases in effect in 2008;

-    Classification of financial instruments at the first adoption date: CPC13 allowed the classification of financial instruments to be made at the time of new accounting practices first adoption, not only at its inception date;

-    Maintenance of deferred charges balances until its full realization: the Company opted to keep the recognized balances of deferred charges at December 31, 2008 until their complete amortization. These balances are subject to recoverability analysis, under CPC01 “Reduction in the Recoverable Value of Assets”, although no loss in their value has been identified. In addition, the Company reclassified goodwill, which was recognized as a deferred charge, to intangible assets, as goodwill nature meets the criteria for accounting recognition in this new group;

-    Periodic assessment of fixed assets economic useful life: the Company reevaluated the useful economic life of their fixed assets in 2009.

In addition, the Company: (i) had already presented its statement of cash flows and statement of value added in the notes of the previous years, and (ii) improved its related parties note, presenting the disclosures required, in compliance with the CVM Resolution No.560/08, which approved the technical pronouncement CPC05.

c)

                In the last three years, auditors did not qualify their report. Similarly, the special review report of Company’s financial statements related to the three-month period ended March 31, 2010 was not qualified by our independent auditors.

                The financial statements for the year ended December 31, 2008 has an emphasis of matter paragraph related to the changes in accounting practices which arose from the issuance of Law No.11,638/07 and Provisional Act No.449/08.

                The financial statements for the year ended December 31, 2009 and for the three-month period ended March 31, 2010 has an emphasis of matter paragraph related to acquisition of Sadia.

                The special review report of Company’s financial statements for the three-month period ended March 31, 2010 has an emphasis of matter paragraph related to the faculty to adopt the new pronouncements, interpretation and orientation issued by CPC during 2009, to the quarterly information of 2010.

10.5. Critical accounting policies adopted by the Company (inclusive accounting estimates prepared by management on uncertain and relevant matters for the description of the financial condition and results, which would imply subject or complex judgments, such as: provisions, contingencies, recognition of revenues, tax credits, long-term assets, useful life of noncurrent assets, pension plans, translation adjustments in foreign currency, costs of environmental recovery, criteria for recovery test of assets and financial instruments)

                In the preparation of Company’s financial statements required management to make estimates and assumptions that affected the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

                Management evaluates its estimates and judgments on an ongoing basis and bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

                In order to provide more information about how our judgment and assumptions concerning certain future events are determined, the following is a description of the critical accounting practices, estimates or judgments that are important to the presentation of our consolidated financial statements.

a)     Consolidation: includes the Company’s financial statements and the financial statements of the directly and indirectly held subsidiaries where the Company has control. All intercompany transactions were eliminated upon consolidation, including the unrealized profits net of income taxes. The interest of non-controlling shareholders is recorded separately in the consolidated financial statements.

        In the preparation of the consolidated financial statements the Company applied CVM Deliberation No. 534/08, which approved on January 29, 2008, the technical pronouncement CPC 02 - Effects of Change in Foreign Exchange Rates and Translation of Financial Statements. According to this deliberation, the following criteria must be applied to the consolidation of subsidiaries abroad:

•         Functional and presentation currency: the financial statements of each subsidiary included in the consolidation must be prepared using the currency of the primary economic environment in which it operates. All foreign subsidiaries adopted the Brazilian Real as their functional currency except for Plusfood Groep B.V. and its subsidiaries whose functional currency is the Euro;

•         Investments: investments in subsidiaries are accounted for based on the equity pick up method.  The financial statements of foreign subsidiaries are translated into Brazilian Real according to its functional currency and according to the following criteria:

•         Assets and liabilities accounts are translated based on the closing exchange rate  of the end of the year;

•         Statement of income accounts are translated based on the monthly average rate of each month.

         The other investments are evaluated at acquisition cost less provision for losses, when applicable.

•         Exchange rate variation on investments: losses arising from exchange rate variation on investments in foreign subsidiaries, whose functional currency is Brazilian Real are recorded in the financial income and expenses account in the statement of income. The exchange rate variation related to the interest on the wholly-owned subsidiary Plusfood Groep B.V. and its subsidiaries, which the functional currency is Euro, was recorded in the shareholders’ equity.

         The accounting practices were applied through all the consolidated companies and it is consistent with the ones adopted by the parent company.

b)      Cash and cash equivalents: include cash balances, bank accounts and highly liquid temporary cash investments with original maturities of less than 90 days. Cash investments, by its nature, are already measured at fair value through the statement of income.

c)       Marketable securities: are financial assets mainly represented by public and private fixed income securities. Its classification and registration is made based on the purposes for which it was acquired, as follows:

•         Held for trading - purchased for the purpose of sale or repurchase in short term, such assets are first booked at fair value and the related variations, as well as monetary and exchange rate variations, when applicable, are recorded directly in the statement of income as financial income or expenses;

•         Held to maturity - if the Company has the positive intent and ability to hold the investments to maturity, such assets shall be recorded at the acquisition cost and the interest and monetary variation, when applicable, are recognized in the statement of income, when incurred as financial income or expenses; and

•         Available for sale - includes all financial assets that do not qualify in the categories above. These assets are initially measured at fair value and changes in fair value are recorded to shareholders’ equity under equity evaluation adjustments net of tax, until it is not realized. Interest and monetary variation are recognized in the statement of income, when incurred, as financial income or expenses.

d)      Adjustment to present value: the Company and its subsidiaries measured the adjustments to present value on the outstanding balances of the following accounts: trade accounts receivable, other assets, trade accounts payable and other liabilities. Until March 31, 2009, the Company used the discount rate on the weighted average cost of capital (“WACC”), which reflected the Company’s best estimates of the concept of the value of money over time. However, in order to improve the estimate, from June 30, 2009 the Company adopted the weighted average cost of financial funding (domestic and foreign markets) to measure the present value of assets and liabilities which correspond to a rate of 6.13% per year (WACC 10.6% per year on December 31, 2008). The effect of change in the rate resulted in an income of R$3,360. The wholly-owned subsidiary Sadia measured and recorded the adjustment to present value of customers on a rate based in each operation which  corresponds to 4,5% per month and to suppliers used rates of 100% of CDI.

e)      Trade accounts receivable: recorded by the invoice amount adjusted to the present value when applicable, net of allowance for doubtful accounts. The allowance for doubtful accounts for domestic customers is calculated based on the risk analysis, which considers the estimated realization and takes into consideration the historical losses of trade accounts receivable. For foreign customers, the analysis is performed on an individual customer basis. The Company has a policy in place for credit limits and, generally, does not request collateral from its customers. In the event of default, efforts for collection are made, including direct contact with customers and the use of outside collection agencies. If these efforts are not sufficient, legal action is considered, the accounts are reclassified to noncurrent accounts receivable and an allowance for doubtful accounts is recorded.

f)       Inventories: stated at average acquisition or formation costs, not exceeding market or realizable value. The cost of finished goods comprises acquired raw materials, labor, production, freights and storage costs, which are related to the acquisition and inventory production. Provision for obsolescence, market value adjustments, deterioration and slow moving, are established when applicable. The regular production losses are recorded to cost of goods sold, while the abnormal losses, if any, are recorded as other operational expenses.

g)     Property, plant and equipment: stated at cost of acquisition or construction. In accordance with CVM Deliberation No.193/96 and CVM Release No.01/07, the Company has capitalized interest incurred when financing the construction of certain fixed assets. Depreciation is calculated using the straight-line method, based on the weighted average rates and depletion based on the actual utilization, and recorded to the statement of income.

         Breeding stock is recorded as fixed assets and its related costs are built during the formation period of approximately six months and comprise labor, feed and medication costs.  After the formation period, the breeding stock is depreciated during the breeding cycle, based on the estimated number of eggs and offspring, over a period of fifteen months for poultry and thirty months for hogs.

         The Laws No.11,638/07 and 11,941/09 require that an impairment test to be made whenever there is indication of losses on fixed assets, no item should be recorded for an amount higher than the realizable value, either by sale or by usage. The Company performed its annual impairment test in October 2009 and did not identified items subject to adjustments.

         As required by the CVM Deliberation No.565/08, the Company reviewed and adjusted the criteria used to determining the estimated useful economic live and depreciation, depletion and amortization rate, recording the effect on December 2009 based on the registered fixed assets on January 1, 2009.

h)   Intangible: are non-monetary without physical substance, are separable and arise from contractual or other legal rights. The Company recorded in this group the goodwill based on the expectation of future profitability. The goodwill generated based on the expectation of future profitability was amortized over the extension and proportion of the expected results up to 10 (ten) years until December 31, 2008 and from January 01, 2009 it is no longer amortized, but tested annually for impairment as required by CVM Deliberation No. 527/07.

         The recoverability of the goodwill is evaluated annually on a consolidated basis, as this is the form used by the decision-maker to review the total assets of the Company.

i)      Deferred charges: consist mainly of costs incurred during development, construction and implementation of projects that will generate benefits for more than one period. Deferred charges are amortized over the estimated period during which these projects contribute to the Company’s results and from January 1, 2009 capitalization of deferred charges is no longer allowed and existing expenses shall be tested for impairment whenever there is evidence of loss as determined by CVM Deliberation No.527/07.

j)     Income taxes and contributions: in Brazil these are the corporate income tax (“IRPJ”) and the social contribution on net income (“CSLL”), which are calculated based on taxable income in accordance with legislation and current tax rates (15% plus additional 10% to IRPJ and 9% to CSSL). Net operating tax losses can be compensated but is limited to 30% over taxable income – per year – and negative base in CSSL.

         Results from subsidiaries abroad are subject to taxation in their respective countries, according to local tax rates and regulations.

         Deferred taxes are represented by the income tax loss carry forwards and negative base of social contribution, as well as the impacts of temporary differences between tax and accounting books. Deferred income tax and social contribution assets and liabilities were recorded in current or noncurrent assets or liabilities according to their expected realization periods. When it is more likely than not that deferred tax assets will not be utilized in the future, a valuation allowance is recorded.

k)     Provisions for contingencies: a provision is recognized when, based on the opinion of management’s internal and external legal advisors, it is determined that losses on a judicial or administrative lawsuit are probable and can be reasonably estimated. The balances of provisions for contingencies are presented net of the judicial deposits related to the lawsuits.

l)       Leases: lease transactions that transfer substantially all the risks and rewards related to the ownership of an asset are classified as finance lease; otherwise it is classified as an operating lease.

         Finance lease contracts are recognized as fixed assets with corresponding liabilities in the balance sheet at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, plus initial direct costs incurred in the transaction. The amounts recorded as fixed assets are depreciated and the interests included in liabilities shall be charged as expenses during the contract period.

         Operating leases are recognized as an expense over the contract period.

m)   Derivative financial liabilities measured at fair value: these instruments are actively trade on organized markets, and its fair value is determined based on market values at the closing date of the balance sheet. Initial measurement of these financial liabilities are made at its fair value, and they are classified as loans, with counterparts to financial income and expenses, or cash flow hedges, which are recorded in the shareholders’ equity by the amount net of tax effects.

         Hedge transactions are financial instruments used to protect exposure to risk or to modify the characteristics of financial assets and liabilities, unrecognized firm commitments, highly probable transactions or net investments in operations abroad, and they must be: (i) highly correlated with regard to changes in its market value related to the market value of the item that is being protected, both at the beginning and over the life of the contract (effectiveness among 80% and 125%); (ii) must have identification documents of the transaction, the risk subjected to hedge, the risk management process and the methodology used in assessing the effectiveness; and (iii) considered effective in reducing the risk associated with exposure to be protected. Recording of hedges is in line CVM Deliberation No.566/08, which permits the protection accounting methodology (“hedge accounting”) and its effects on measurement of the shareholders’ equity fair value. The Company opted to apply this methodology for its hedge operations which met the criteria described above.

n)     Actuarial assets and liabilities over employees’ benefits: the Company and its subsidiaries recognize actuarial assets and liabilities related to benefits granted to employees in accordance with the criteria set forth by CVM Deliberation No.371/00. Actuarial gains and losses are recognized as income or expense based on the actuarial report.

The contributions made by the sponsors are recognized as expenses during the year

o)     Stock-based compensation: the wholly-owned subsidiary Sadia adopted CVM Deliberation No.562/08 - stock-based payments, recording as expense, in linear base, the fair value of the granted options during the period requested by the plan. The options fair value is updated up to the date of the financial statements, based on market assumptions.

p)     Determination of income: income and expenses are recognized based on the accrual basis of accounting.

q)     Revenue Recognition: the Company recognizes revenues when ownership and risks related to the products are transferred to the customer, the sales price is fixed and determinable, when evidence of the sales transaction exists and when collectability is reasonably assured. Revenue is not recognized if there are significant uncertainties as to its realization.

         Additionally, the Company and its subsidiaries have incentive programs, which are recorded as sales deductions or sales expenses, according to its nature. These programs include discounts to customers due to performance of sales based on volumes and for marketing actions in the sales channel.

r)      Management and employees profit sharing: employees are entitled to profit sharing when certain goals are achieved, and management is entitled to profit sharing based on statutory provisions and approval of the Board of Directors.  The amount is accrued in the period in which the goal is achieved.

s)      Shipping and handling costs: costs incurred related to goods not yet sold are recorded as prepaid expenses and recognized as selling expenses upon the actual delivery of the goods to the customer, and the recognition of revenue in the statement of income.

t)      Advertising and sales promotion costs: are recognized when incurred.

u)        Research and development (“R&D”): consist mainly of internal research and development of new products and is recognized in the statement of income when incurred

v)        Earnings per share: calculated based on common shares outstanding at the balance sheet date.

w)    Environmental costs: costs related to compliance with environmental regulations are considered as cost of production or capitalized when incurred.  Based on management’s analysis, the current provision for environmental costs is sufficient to cover these costs.

x)      Subsidies and tax incentives: the Company has ICMS subsidies for investments granted by the Santa Catarina, Goiás, Pernambuco, Mato Grosso, Minas Gerais, São Paulo and Bahia and Federal District state governments.  These tax incentives are related to construction of facilities, employment and social and economic development in these states.  These tax incentives are recorded directly to the statement of income under other operating income group. If the subsidies and tax incentives result in future obligations these are recognized based on the initial fair value and recognized in the statement of income when the obligations are accomplished in exchange for donation/subsidies receipts.

      The wholly-owned subsidiary Sadia received a land donation located in the State of Pernambuco. The donation is linked to the construction of a production facility, jobs generation and economic and social development in the region. In compliance to the CVM Deliberation No.555/08 the land fair value, obtained through evaluation with regional brokerages, was recorded in the fixed asset with counterpart to the noncurrent other obligations. The value of the land will be recorded in the statement of income when occurs the depreciation of the production facility.

y)      Translation of assets and liabilities in foreign currency: as mentioned in item (a) above, assets and liabilities balances of foreign subsidiaries are translated into Reais based on the exchange rate used on the closing date of the balance sheets, and all statement of income accounts are translated based on average monthly rates.

z)       Accounting estimates: in the preparation of the consolidated financial statements, the Company establishes certain estimates that affect values of the assets and liabilities in the balance sheet, and the values of revenues, costs and expenditures in the statement of income. Although these estimates are based on management’s best knowledge, the actual results can differ from the estimates. The Company reviews the assumptions adopted for its accounting estimates, at least quarterly.

10.6. Executive Board’s comments on the internal controls adopted to ensure the preparation of reliable financial statements

                a. efficiency level of these controls, indicating possible flaws and measures adopted to correct them

                b. weaknesses and recommendations on the internal controls presented in the independent auditor’s report

                In the opinion of Company’s Management, internal controls are adequate to mitigate the risks that may affect the financial statements (integrity, validity, cutoff, registration, presentation).

                In the opinion of Company’s independent auditors the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of their operations, cash flows, changes in their shareholder’s equity and value added for the years ended December 31, 2009, 2008 and 2007, in conformity with accounting principles generally accepted in Brazil.

                On July 8, 2009, the Company acquired the control of Sadia S.A. This transaction is under analysis of the Administrative Counsel for Economic Defense (“CADE”) and involved the execution of an Agreement for the Preservation of the Operation Reversibility (“APRO”), until the implementation of the final decision by CADE.

10.7. Executive Board’s comments on aspects related to possible public offerings of distribution of securities

                a. how the proceeds from the offering were used

                b. if there have been material deviations between the effective use of the proceeds and the proposals of use disclosed in the respective distribution

                c. if there have been deviations, indicate the reasons for such deviations

                The purpose of the net resources raised through the Global Offering of 2007 was the payment of the acquisition of Empresa Eleva Alimentos, effected in the first quarter of 2008.

                The net resources from the Global Offering of 2009 were essentially allocated for paying down debt, principally that of Sadia. Even if the Association is not approved by the competent bodies according to the terms intended, we are using the net funds obtained from the Global Offering to liquidate Sadia’s debts with financial institutions, pursuant to the APRO signed on July 7 2009. We have the option of transferring net funds obtained from the Global Offering to Sadia through an advance for a future increase in capital, an increase in its capital stock, the granting of a loan, with or without securities representative of debt, among others. We are also liquidating higher cost short-term debt held in the name of Brasil Foods (Perdigão).

                There were no deviations among the proposal presented in the Company’s prospectus and the allocation of the resources obtained from the Global Offerings of 2007 and 2009.

10.8. Description of significant items not evidenced in the financial statements of the Company

                a. assets and liabilities directly or indirectly held by the Company, which are not disclosed in its Balance Sheet (off-balance sheet items), such as: i) operating commercial leasing, assets and liabilities; ii) receivables portfolios written off over which the entity has risks and responsibilities, informing respective liabilities; iii) agreements for future purchase and sale of products or services; iv) non-finished construction agreements; and v) agreements for future financing receipts

                b. other items not evidenced in the financial statements

                All the operations which could be classified as off-balance sheet were properly disclosed in the Financial Statements, among others: leasing, sale of receivables and purchase commitments. We have no knowledge of any other operation with these characteristics other than those already disclosed.

10.9. Executive Board’s Comments on each of the items not evidenced in the financial statements mentioned in item 10.8, informing:

                a. how said items change or may change income, expenses, the result of operations, the financial expenses or other items of the Company’s financial statements

                b. the nature and purpose of the operation

                c. nature and amount of the liabilities assumed and of the rights generated in favor of the Company as a result of the operation

                All the operations which could be classified as off-balance sheet were properly disclosed in the Financial Statements, among others: leasing, sale of receivables and purchase commitments. We have no knowledge of any other operation with these characteristics other than those already disclosed.

10.10. Executive Officers’ comment on the principal items of the Company

                a. investments, including: i) quantitative and qualitative description of investments in progress and estimated investments; ii) sources of financing of investments; iii) material divestments in progress and estimated divestments

                b. acquisition of plants, equipment, patents or other assets that should materially affect the production capacity of the Company

                c. new products and services, indicating: i) description of the researches in progress already disclosed; ii) total amounts disbursed by the Company in researches for development of new products or services; iii) projects in development already disclosed; iv) total amounts disbursed by the Company in the development of new products or services

                Expenditures in investments were concentrated in two of Sadia’s new industrial projects: Lucas do Rio Verde (MT) and Vitória de Santo Antão (PE) – both of them industrial units for meat processing and already at the preoperational phase. In addition, investments were made in the Mineiros (GO) units – specialty poultry, and in the new dairy product units in Bom Conselho (PE) and Três de Maio (RS).

                In the first quarter of 2009, we concluded the consolidation of the SAP information technology system involving operations resulting from the acquisition of Eleva (meats and dairy products), the objective being the capture of synergies through the integration of processes.

                As a further measure for optimizing processes to reduce the costs of the dairy product business, the Company reallocated production from Cotochés in Rio Casca (MG) and Elegê in Ivoti (RS) to other dairy production units with consequent operational improvement but without reducing production output.

                Additionally, meat production was transferred from the Cavalhada unit in the greater Porto Alegre (RS) area to the neighboring unit of Lajeado (RS) where investments were made in expanding productive capacity and in the modernization of installations. This decision will enhance the value added content in the product mix and improve industrial processes and production costs. It will also be instrumental in socio-environmental preservation since the Cavalhada unit was located in a major economic center.

Investments made in the last three years:

	2007 (1)	2008 (1)	2009(2)
(in millions of Brazilian Reais)
Expansion of production units	164.3	250.5	549.1
Acquisition of production units	347.6	96.4	-
Bom Conselho/ Três de Maio	-	84.6	98.7
Araguaia Mineiros GO	85.7	6.4	-
Lucas do Rio Verde-GO / Vitória de Sto. A .	-	-	129.3
Eleva	-	1,679.2	-
New projects	259.8	286.9	25.7
Total investments	857.4	2,404.1	802.8
Considering BRF s investments. (2) Considering the consolidated investments of both BRF and Sadia since January 1 2009.

                In 2010, we expect to make capital expenditures of approximately R$600 million (and an additional estimated R$368.0 million in breeder stock and Sadia’s investment projects).

                On April 29, 2010, we signed a services agreement with Cooperativa Coopercampos from Santa Catarina under which the cooperative will provide additional hog slaughter capacity to us at a plant that it is constructing in Campos Novos in the State of Santa Catarina. Cooperativa Coopercampos expects to invest a total of R$145 million in the plant, and over time we expect to support their investment by advancing amounts in payment for services rendered, to be secured by a pledge of fixed assets. When it is operational, the plant is expected to have a hog slaughtering capacity of 7,000 heads per day and to help us meet the needs of our export markets.

                We expect to focus our capital expenditures on finishing projects that are currently in progress and focusing on organic growth and maximizing synergies and integration of the two companies.

                On May 26, 2009, we received R$107.0 million from the BNDES for investment projects relating to capacity expansion in production facilities in the states of Rio Grande do Sul and Santa Catarina, distribution centers in the states of Ceará, Paraná and São Paulo as well as corporate projects in the São Paulo and Itajaí, Santa Catarina offices.

                We also have projects funded by FINEP (a government provider of funds for studies and projects) relating to technological improvements such as (1) optimization of technological systems for production and processing poultry and swine products in the amount of over R$100.0 million and (2) for dairy products, study and development of a pilot program for the integration and retention of milk producers, in the amount of over R$67.3 million.

10.11. Executive Board’s Comments on other factors that have significantly affected the operating performance and which have not been identified or commented in the other items of this section

All relevant information was included in the preceding items.

11. Projections

We are forecasting an increase in sales volume to the overseas market of between 3% and 5% and from 8% and 10% in domestic sales in 2010. This is contingent upon the expected positive evolution in results for exports based on improvement in world economic indicators, and that this improvement will be reflected in an increase in consumption of our products, while expected lower unemployment, an increase in the minimum wage and good prospects for growth in Brazilian GDP, among other positive factors, should indicate a positive outlook for domestic consumption.

In a preliminary analysis of possible synergies to be captured in terms of savings in costs and expenses, we calculate an amount of approximately R$500 million expected to be achieved gradually between 2011 and 2012, reaching the full amount in 2012.

12. GENERAL MEETING AND MANAGEMENT

12.1. Company’s administrative structure, as established in its bylaws and internal regulation

                a. functions of each body and committee

                b. date of installation of the Advisory Committee, if it operates on a non-permanent basis, and creation of the committees

                c. mechanisms for evaluating the performance of each body or committee

                d. individual functions and powers of the officers

                e. mechanisms to evaluate the performance of directors and officers and members of the committees

Meetings of Shareholders

Meetings of the shareholders, called and convened as prescribed by law and these Bylaws, will be held annually within the first four months after the end of each fiscal year, and especially, whenever the interests and business of the Corporation require action by the shareholders.

The proceedings at shareholders’ meetings will be directed by the Chairman of the Board of Directors or, in his or her absence, by the Vice Chairman, who will designate the secretary of the meeting. In the event of absence or temporary disability of the Chairman and Vice Chairman of the Board of Directors, the shareholders’ meeting will be presided over by their respective alternates or, in the absence or disability of such alternates, by a Director specially designated by the Chairman of the Board of Directors.

The shareholders’ meeting will have the powers defined by law and, subject to exceptions set forth in law and in these Bylaws, the shareholders will act by an absolute majority of the affirmative votes cast at the meeting by any system adopted by the chair and secretary.

The first notice of any shareholders’ meeting shall be given not less than fifteen (15) days prior to the meeting.

Except in the case provided by Section 42 (ii) of these Bylaws, the shareholders’ meeting held to consider the cancellation of registration as a publicly-held corporation or the delisting of the Corporation from the New Market shall be called on not less than thirty (30) days’ notice.

Subject to statutory exceptions in the Corporations Law, the resolutions at shareholders’ meetings will be limited to the order of business stated in the respective notice of call.

In addition to an identification document, each shareholder shall submit within not less than five (5) days before any shareholders’ meeting, as the case may be: (i) the relevant proxy instrument containing the notarized signature of the person giving the proxy; and/or (ii) so far as concerns shareholders participating in the fungible custody of shares in book-entry form, an statement showing the respective holdings issued by the institution providing custodial services.

In addition to the powers granted by law and these Bylaws, the following powers are vested in the shareholders:

1)    To take action with respect to stock dividends and any stock split and reverse stock split;

2)    To approve stock option plans for directors, officers and employees of the Corporation, as well as for the directors, officers and employees of other companies directly or indirectly controlled by the Corporation;

3)    To take action on the allocation of the profit for the fiscal year and a distribution of dividends, as proposed by the directors and officers;

4)    To take action on the delisting from the New Market (“Novo Mercado”) of the São Paulo Stock Exchange – BOVESPA (“BOVESPA”);

5)    To fix the compensation of the Fiscal Council pursuant to law and these Bylaws;

6)    To take action for cancellation of registration with CVM as a publicly-held corporation, subject to the provisions of Article VII of these Bylaws;

7)    To select the expert firm that will be responsible for preparing a valuation report on the shares of the Corporation in the event of cancellation of registration as a publicly-held corporation or delisting from the New Market, as provided for in Article VII of these Bylaws.

Management

The management of the Corporation is vested in the Board of Directors and the Board of Executive Officers, whose respective authority is granted by law and these Bylaws.

The directors and officers of the Corporation need not post a fidelity bond to cover the discharge of their duties.

The directors and officers of the Corporation will take their offices by signing a statement of incumbency recorded in the proper books and by previously signing the relevant Consent to Appointment referred to in the New Market Listing Regulations.

Any act performed by any director or officer of the Corporation, whereby the Corporation will become liable for obligations arising from business or transactions unrelated to the corporate purposes, are expressly prohibited and will ipso facto be null and void, without prejudice to liability under civil or criminal law, if the case may be, being imposed on anyone who violates this Paragraph.

The term of office of the directors and officers of the Corporation will be extended until their replacement take office.

The shareholders’ meeting will annually fix the aggregate annual compensation of the directors and officers of the Corporation, including any fringe benefits and entertainment allowances, taking into account their responsibilities, the time devoted to their duties, their competence and professional reputation, and the market value of their services. The Board of Directors will have the authority to establish the criteria for allocation of such compensation to each Director and each Executive Officer.

Board of Directors

The Board of Directors is composed of nine (9) to eleven (11) regular members and an equal number of alternates, not less than twenty percent (20%) of whom shall be Independent Directors (as defined in Paragraph One), all such members to be shareholders of the Corporation elected at a shareholders’ meeting for a term of office of two (2) years beginning and ending on the same dates, reelection being permitted.

For the purpose of this Section, an Independent Director means such director as is defined in the New Market Listing Regulations of Bovespa and is expressly declared to be such in the minutes of the shareholders’ meeting at which he or she is elected. Upon election of the members of the Board of Directors, the shareholders’ meeting will designate a Chairman and a Vice Chairman, the latter to substitute for the former in his or her disabilities or absences, as well as in case of vacancy.

Where the multiple vote system has not been requested, the members of the Board of Directors will decide by the vote of an absolute majority of its attending members the names of candidates to be placed on the nominating ticket for all offices in the Board. In the event the multiple vote system has been requested, each member of the then acting Board of Directors will be deemed to be a candidate for the Board of Directors.

If the Corporation receives a written request from shareholders wishing that the multiple vote system be adopted as provided by Section 141, Paragraph One of the Corporations Law, the Corporation will communicate the receipt and contents of such request: (i) promptly, by electronic means, to CVM and BOVESPA; and (ii) by publication of the relevant notice to the shareholders within not more than two (2) days from receiving such request, considering in the computation of such time only the days in which the newspapers usually designated by the Corporation for corporate publications have circulated.

In the event any shareholder wishes to appoint one or more representatives for the Board of Directors who have not recently been members thereof, such shareholder shall notify the Corporation in writing within not less than five (5) days before the shareholders’ meeting at which the Directors will be elected, providing the name, qualifications and complete information on the professional experience of such candidates. Upon receiving notice with respect to one or more candidates for the Board of Directors, the Corporation will communicate the receipt and contents of such notice: (i) promptly, by electronic means, to CVM and BOVESPA; and (ii) by publication of the relevant notice to the shareholders within not less than three (3) days before the relevant shareholders’ meeting, considering in the computation of such time only the days in which the newspapers usually designated by the Corporation for corporate publications circulate.

If there is a vacancy in the office of a regular member of the Board of Directors, his or her alternate will fill the vacancy. In the event of vacancy in the office of a regular and alternate member of the Board of Directors, the remaining members will designate a replacement, who will serve until the next shareholders’ meeting, at which the shareholders will elect another Director to serve for the unexpired term of office. If more than one third (1/3) of the offices on the Board of Directors shall be vacant at the same time, the shareholders’ meeting will be called within thirty (30) days from such event to elect the substitutes, who will qualify for a term of office to coincide with that of the other Directors.

Each member of the Board of Directors must be of good repute, and a person will not be eligible for election if such person: (i) holds a position with any company that may be deemed to be a competitor of the Corporation; or (ii) has or represents any conflicting interest with respect to the Corporation. In the event any member of the Board of Directors attracts any of the foregoing disqualifications after being appointed, such member shall immediately submit his or her resignation to the Chairman of the Board of Directors. No elected member of the Board of Directors shall participate in any meetings at which action is proposed to be taken on matters with respect to which he or she may have or represent an interest conflicting with the interests of the Corporation, and no such member shall have access to information relating thereto.

                The Board of Directors will meet regularly once every month and, specially, whenever required, on call by the Chairman or a majority of the Board members. Minutes of such meetings will be recorded in the proper book.

At any meeting of the Board of Directors a quorum will consist of not less than 2/3 of its members.

Except with respect to the matters set out in Section 19 of these Bylaws, the Board of Directors will act by a majority vote of its members attending a meeting, the Chairman to cast the tie-breaking vote in the event of a tie.

The Board of Directors will have authority:

1)      To direct the conduct of the business of the Corporation;

2)      To elect and remove the executive officers of the Corporation and to establish their duties, subject to the provisions of these Bylaws;

3)      To supervise the performance of the executive officers, to examine at any time the books and papers of the Corporation, and to request information on contracts executed or about to be executed, as well as on any other action;

4)      To call shareholders’ meetings as may be deemed advisable and in the cases prescribed by law;

5)      To approve the management report and the accounts of the Board of Executive Officers;

6)      To allocate among the members of the Board of Directors and the Board of Executive Officers the aggregate annual compensation fixed by the shareholders’ meeting, and to establish the criteria for directors’ and officers’ participation in the profits, subject to the provisions of these Bylaws;

7)      To authorize the Executive Officers to give guarantees and aval to companies controlled by and affiliated with the Corporation, as well as to any third parties, in connection with matters related to the operations of the Corporation;

8)      To authorize the Executive Officers to make any products and personal and real property of the Corporation available to companies controlled by and affiliated with the Corporation to be offered as security for borrowing transactions entered into with financial institutions.

9)      To approve the creation or closing of any branch, agency and other offices and other subordinate corporate facilities anywhere in outside of Brazilian territory (international market) ;

10)   To choose and replace independent auditors proposed by the Fiscal Council;

11)   To propose to the shareholders’ meeting the issue of new shares beyond the limit of authorized capital;

12)   To take action on the acquisition of the Corporation’s own shares for cancellation or to be kept as treasury shares and, in this latter case, to take action on the subsequent disposition thereof;

13)   To take action on the issuance of any commercial paper and other similar securities;

14)   To take action on the issue of shares of stock within the limits of authorized capital, establishing the number, terms of payment, and subscription price of such shares, including premium thereon, and whether or not the shareholders will have preemptive rights or be subject to a shorter period for exercise of such rights, as permitted under applicable regulations;

15)   To approve the preparation of semiannual or other interim balance sheets, and to declare semiannual or other interim dividends out of profits shown in such balance sheets or Retained Earnings or Profit Reserves shown in the latest annual or semiannual balance sheet, as provided by law, and/or to authorize the payment of interest on shareholders’ equity, pursuant to Law No. 9,249/95;

16)   To approve and define in advance the action of the Board of Executive Officers on behalf of the Corporation in its capacity as a shareholder and/or quotaholder of other companies, directing the vote to be cast by the Corporation at any shareholders’ and/or other meetings of the companies in which the Corporation holds an interest, except with respect to operational and non-financial matters;

17)   To submit to the shareholders’ approval a proposal to grant stock options to the directors and officers or employees of the Corporation, or individuals providing services to the Corporation or to a company controlled by the Corporation, within the limits of authorized capital;

18)   To authorize changes in the conditions for trading and issuance of American Depositary Receipts – ADRs;

19)   To create technical or consultative committees without voting powers, aimed at discharging specific duties or carrying out general activities of interest to the Corporation. Such committees may function in the following areas, among others: (i) strategic and financing; (ii) governance and ethics; and (iii) directors’ and officers’ compensation and executive development;

20)   To supervise the performance of the duties of any committees that may be created to assist the Board of Directors, to approve the respective regulations and to consider any opinions and reports submitted by such committees pursuant to the prevailing legislation;

21)   To define the three-name list of firms with expertise in economic valuation of companies, for the purpose of preparing a valuation report on the shares of the Corporation in the event of cancellation of registration as a publicly-held corporation or delisting from the New Market, as provided under Section 43 of these Bylaws.

The following actions will require the affirmative vote of two thirds (1/3) of the members of the Board of Directors:

1)        To propose amendments to the Bylaws with respect to the term of duration of the corporation, the corporate purposes, increases or decreases in capital stock, issue of securities, abrogation of preemptive rights for subscription of newly issued shares and other securities, dividends, interest on shareholders’ equity, the powers and authority of the shareholders’ meeting, the organizational structure and duties of the Board of Directors and Board of Executive Officers and the respective voting requirements;

2)        To propose the spin-off, consolidation, merger of or into the Corporation, and the change of the type of the Corporation or any other form of corporate restructuring;

3)        To approve the liquidation, dissolution, appointment of liquidators, bankruptcy or any voluntary acts for the reorganization of the Corporation in or out-of-court and any financial restructuring in connection therewith;

4)        To propose the creation, acquisition, assignment, transfer, disposition and/or encumbrance, in any manner or by any means, of: a) ownership interests and/or any securities held in other companies; b) real properties with a market value of over 0.002% of the shareholders equity of the corporation; and c) any fixed assets representing, alone or in the aggregate, an amount equal to two and one half of one percent (2.5%) or more of the shareholders equity of the Corporation;

5)        To establish limitations on the value, term of duration, or kind of transaction for the borrowing of money and other financing transactions, or any security interests in real or personal property or other forms of guarantee;

6)        To approve expenses to be incurred and any financing transaction in connection with activities relating to soybeans, corn and other inputs not expressly included in the general budget, any hedging transactions in the futures and options markets or otherwise;

7)        To give guarantees, to lend money or provide other financing to any companies controlled by and/or affiliated with the corporation and/or its employees, in excess of the limitations imposed in item 4;

8)        To carry out transactions and business of any nature with shareholders, any persons controlling, controlled by and affiliated therewith, any directors and officers, employees and relatives of any of the foregoing, in excess of the limitations imposed in item 4;

9)        To approve integrated annual and multi-annual general capital budgets (operations budgets, investment budgets, and cash flow budgets) of the Corporation and companies controlled by and affiliated with the Corporation, to establish investment policies and the corporate strategy. The integrated annual general budget shall always be approved on or before the last day of the year preceding the calendar year to which it refers and shall cover the twelve months of the subsequent fiscal year. The budget of the corporation shall, at any time during a given calendar year, cover a minimum period of six (6) months. The implementation and execution of the approved budget will be reviewed on a monthly basis at the regular meetings of the Board of Directors;

10)     To elect the members of the Board of Executive Officers, designating the Chief Executive Officer and his or her substitute in case of disability or absence;

11)     To issue, repurchase, repay and/or redeem shares of stock, debentures, whether convertible or not, warrants and any other securities;

12)     To establish the dividend payment policy;

13)     To approve the assignment, transfer and/or acquisition of any rights in connection with trademarks, patents, production and technology processes.

Board of Executive Officers

The Board of Executive Officers, whose members will be elected and may be removed at any time by the Board of Directors, will be composed of not more than fifteen (15) members elected for a period of two (2) years, being one (1) Chief Executive Officer, one (1) Chief Financial Officer, one (1) Investor Relations Officer, the other Executive Officers to have their designated title and duties as may be proposed by the Chief Executive Officer to the Board of Directors pursuant to Section 21 hereof. All such members shall meet the requirements of Section 22 hereof and may be reelected. At the discretion of the Board of Directors, the Chief Financial Officer may discharge the duties of Investor Relations Officer cumulatively with his or her own duties.

It shall be the duty of:

1) The Chief Executive Officer:

a)    To call and preside over the meetings of the Board of Executive Officers

b)   To represent the Board of Executive Officers at any meetings of the Board of Directors;

c)    To submit to the consideration of the Board of Directors any proposals from the Board of Executive Officers with respect to the investment plan, the organizational structure, qualifications for and duties of any offices or positions, adoption of and amendments to the Internal Regulations and other rules and general operating standards of the Corporation and any companies controlled by and affiliated with the Corporation;

d)   To supervise and direct the conduct of the corporate business and the activities of all other Executive Officers;

e)   To submit the financial statements, operations and investment budgets, the financial plan and cash flow to the Board of Directors;

f)     To propose to the Board of Directors any positions in the Board of Executive Officers with or without a designated title, and the respective candidates to discharge specific duties as he or she deems necessary.

2) The Chief Financial Officer:

a)    To prepare, in conjunction with the other executive officers and under the coordination of the Chief Executive Officer, budgets to be submitted for approval to the Board of Directors, and to control the implementation of these budgets, especially with respect to cash flow management;

b)   To direct the implementation of the economic and financial policy, supervising the economic and financial activities as determined by the Board of Directors; to organize and coordinate the information system required for his or her activities, and to supervise all controllership activities.

3) The Investor Relations Officer:

a)    To represent the Corporation before the Brazilian Securities Commission (“CVM”) and all other entities in the securities market and financial institutions, as well as any Brazilian or foreign regulatory authorities and stock exchanges on which the securities of the Corporation are listed, and to cause any regulations applicable to the Corporation to be complied with in regard to registration with the CVM and any regulatory authorities and stock exchanges on which the securities of the Corporation are listed, and to manage the investors relations policy;

b)   To monitor compliance with the obligations under Article VII of these Bylaws by the shareholders of the Corporation and to submit to the shareholders’ meeting and/or the Board of Directors, when requested, his or her conclusions, reports and actions taken.

4) The other Executive Officers, whose title will be designated by the Board of Directors based on a proposal from the Chief Executive Officer:

a)    To direct, coordinate and supervise specific activities under their responsibility;

b)   To discharge specific duties as may be assigned to them by resolution of the Chief Executive Officer.

               The members of the Board of Executive Officers will be elected by the Board of Directors, who may choose from among candidates previously selected by the Chief Executive Officer. For such purpose, the Chief Executive Officer will send to the Board of Directors a copy of the résumé of each candidate, together with the proposed terms of his or her employment and all other information necessary as evidence of the qualifications required by the Sole Paragraph of this Section.

The Board of Executive Officers will be composed solely of professionals having demonstrable technical knowledge acquired in courses or in the exercise of activities consistent with the position for which they have been proposed.

Subject to the limitations imposed by law and these Bylaws, general management powers are vested in the Board of Executive Officers to take all action necessary for the regular operation of the Corporation with a view to attaining the corporate purposes.

Any two (2) members of the Board of Executive Officers acting together, in or out of court, will have powers to perform any lawful acts and bind the Corporation in any matters affecting its rights and obligations, except that the acquisition, assignment, transfer, disposition and/or encumbrance, in any manner or by any means, of the following items shall be performed exclusively by the Chief Executive Officer, or his or her substitute acting together with another member of the Board of Executive Officers:

a)    any ownership interests in and/or other securities of any companies;

b)   real properties of any value and any fixed assets.

Subject to the limitations and restrictions contained in the leading sentence of this Section and any other limitations and restrictions determined by the Board of Directors, any two members of the Board of Executive Officers may appoint attorneys-in-fact with specific powers to act on behalf of the Corporation, by proper instruments, which, except where given for in-court representation, shall be valid until December 31 of each year.

The Board of Executive Officers will meet whenever necessary, and minutes of such meetings will be recorded in the proper book.

The Board of Executive Officers will act by a majority vote, the Chief Executive Officer or his or her substitute to cast the tie-breaking vote.

A quorum at any meetings of the Board of Executive Officers will consist of not less than two thirds (2/3) of its members, the Chief Executive Officer or his or her substitute to be always present at such meetings.

In the event of absence or temporary disability, the Executive Officers will substitute for one another, as directed by the Chief Executive Officer. In case of a vacancy, the Board of Directors will, within thirty (30) days, designate a person to fill the vacancy, whose term of office will coincide with that of the other Executive Officers.

                Fiscal Council

The Corporation will have a Fiscal Council functioning on a permanent basis, composed of three regular members and an equal number of alternates, with the duties, powers and compensation prescribed by law.

The members of the Fiscal Council will take their offices by signing a statement of incumbency in the proper book and by previously signing the relevant Consent to Appointment referred to in the New Market Listing Regulations.

The Fiscal Council will hold regular meetings every month and special meetings whenever necessary, and minutes of such meetings will be recorded in the proper book.

In addition to the duties provided in the Brazilian legislation, the Fiscal Council will discharge the functions of an Audit Committee, in accordance with the rules issued by the U.S. Securities and Exchange Commission – SEC and the Regulations of the Fiscal Council.

Compliance with the requirements of applicable legislation, the provisions of these Bylaws and the Regulations of the Fiscal Council is required for the full discharge of the functions of the Fiscal Council.

At least one member of the Fiscal Council shall have a demonstrable knowledge of the accounting, audit and financial areas, such that he or she may be characterized as an expert in finance.

The members of the Fiscal Council will be subject to the same obligations and prohibitions imposed by law and these Bylaws on the directors and officers of the Corporation.

The members of the Fiscal Council may only be members of the Board of Directors, Fiscal Council or Audit Committee of two more companies only in addition to the Corporation.

In the event of vacancy in the office any regular member of the Fiscal Council, the respective alternate will fill the vacancy. If there is a vacancy in the office of a regular member and the respective alternate, the shareholders’ meeting will be called to elect a member to fill the vacancy.

The activities of the Fiscal Council will be governed by prevailing and applicable legislation, these Bylaws and the Regulations of the Fiscal Council, as approved by the Board of Directors of the Corporation, who will provide for the powers, functioning and other matters concerning the aforesaid bodies.

Comittees
Objectives

The Board of Directors in the exercise of his powers established in the Bylaws shall act for the creation of committees to advise the Board in making decisions that require study and analysis of specific and detailed interest of the Company to permit and provide continuity and add value to business Company, approving the present Rules.

Sole paragraph - shall be established the following committees:

a) - Governance Committee, Sustainability and Strategy;

b) - Committee on Finance and Risk Policy;

c) - Compensation Committee of Directors and Executive Development.

Chapter II - Powers, Duties and Responsibilities

The Committees are not deliberative in character, having no power of decision. The meetings will have a secretary to assist the work of the Committee.

Committees are responsible for, when requested by the Board, issue analysis and opinions on the issues relevant to matters concerning:

1)      Governance Committee, Sustainability and Strategy

I - the corporate governance practices of the Company: code of ethics, policy disclosures and stock trading;

II - the Company's strategies;

III - the Guidelines and strategic planning;

IV - the budgets and multi-annual investment of the Company;

V - the investment opportunities and / or divestitures, new business, mergers, divisions and acquisitions;

VI-management system, and

VII - the political and institutional responsibility activities and socio-environment of the Company;

VIII - to monitoring the work of the Audit Committee and the Disclosure Committee and Internal Controls Sarbanes Oxley, in compliance with the law laid down by the SEC - Securities Exchange Commission.

2)  Finance Committee and Political Risk

I - the policies of corporate and financial risks;

II - the policies of raising funds;

III-systems internal controls and financial statements of the Company;

IV - the return of investors, and

V - the appropriate capital structure of the Company.

3)      Compensation Committee of Directors and Executive Development

I - to monitor the implementation of human resources policy of the company;

II - the criteria for remuneration of Executive Directors, including the Incentive Plans Short and Long Term;

III - the goals and criteria for evaluating performance of the Executive Board;

V - to monitor the succession plan of the Executive Board;

Composition

The appointments of members of committees would coincide with the appointment of members of the Board. There may be renewed at the discretion of members of the Board.
Sole Paragraph - In case of replacement of members, whether by resignation or decision of the Board, the termination of the mandate of the new integral will coincide in the same way, with the other members.

The appointment of members of the Committee held the first meeting after the election of the Board by the General Assembly of Shareholders.

The Governance Committee, Sustainability and Strategy will consist of up to 04 (four) members who shall be members of the Board and a member of the Executive Directors of the Company.

The Committee on Finance and Risk Policy shall be composed of up to 04 (four) members, who are members of the Board and may be the CEO or CFO of the Company.

The Compensation Committee of Directors and Executive Development will consist of up to 04 (four) members, who are members of the Board.

The Committees will be composed of at least one professional market. Members of the market should have proven expertise in the field of competence of each of the committees. Each committee will have a coordinator, who must be a member of the Board, chosen by the Board of Directors of the Company.

The external members of the Committees, when appropriate, should have a solid reputation and cannot be elected to those who (i) occupy positions in companies that may be considered competitors of the Company, or (ii) have or represent conflicting interests with the Company.

The Advisory Committee members, not administrators of the Company, sign the Terms of Accession to the Code of Ethics and Policy on Disclosure of Information and Trading of Shares of the Company, being responsible for complying with the rules and confidentiality agreement and other covenants required to perform the function.

Mechanisms for evaluating performance of each agency or committee

Statutory Board: Members are assessed individually, only. Absence of a formal instrument for evaluating performance of the agency, in a joint.

Mechanisms for evaluating performance of members of the board, committees and board of directors

The Company's executive officers are evaluated annually, and established the beginning of each exercise individual goals for the expected performance of the respective area and the Company.

Members of the Board of Directors and the committees do not have a formal assessment tool of individual performance.

12.2. Rules, policies and practices related to the general meetings

                a. call notices

                b. matters to vote

                c. addresses (physical or electronic) where the documents related to the general meeting will be at the disposal of the shareholders for analysis

                d. identification and management of conflict of interests

                e. request of proxy by management for the exercise of the voting right

                f. formalities necessary for acceptance of proxy instruments granted by shareholders, indicating whether grantor admits proxies granted by electronic means

                g. maintenance of forums and pages in the Internet directed to receive and share the shareholders’ comments on the subjects covered at the meetings

                h. live and/or audio transmission of the meetings

                i. mechanisms intended to allow the inclusion of shareholders’ proposals in the agenda

Meetings of the shareholders, called and convened as prescribed by law and these Bylaws, will be held annually within the first four months after the end of each fiscal year, and especially, whenever the interests and business of the Corporation require action by the shareholders.

The proceedings at shareholders’ meetings will be directed by the Chairman of the Board of Directors or, in his or her absence, by the Vice Chairman, who will designate the secretary of the meeting. In the event of absence or temporary disability of the Chairman and Vice Chairman of the Board of Directors, the shareholders’ meeting will be presided over by their respective alternates or, in the absence or disability of such alternates, by a Director specially designated by the Chairman of the Board of Directors.

The shareholders’ meeting will have the powers defined by law and, subject to exceptions set forth in law and in these Bylaws, the shareholders will act by an absolute majority of the affirmative votes cast at the meeting by any system adopted by the chair and secretary.

The first notice of any shareholders’ meeting shall be given not less than fifteen (15) days prior to the meeting.

Except in the case provided by Section 42 (ii) of these Bylaws, the shareholders’ meeting held to consider the cancellation of registration as a publicly-held corporation or the delisting of the Corporation from the New Market shall be called on not less than thirty (30) days’ notice.

Subject to statutory exceptions in the Corporations Law, the resolutions at shareholders’ meetings will be limited to the order of business stated in the respective notice of call.

In addition to an identification document, each shareholder shall submit within not less than five (5) days before any shareholders’ meeting, as the case may be: (i) the relevant proxy instrument containing the notarized signature of the person giving the proxy; and/or (ii) so far as concerns shareholders participating in the fungible custody of shares in book-entry form, an statement showing the respective holdings issued by the institution providing custodial services.

In addition to the powers granted by law and these Bylaws, the following powers are vested in the shareholders:

1) To take action with respect to stock dividends and any stock split and reverse stock split;

2) To approve stock option plans for directors, officers and employees of the Corporation, as well as for the directors, officers and employees of other companies directly or indirectly controlled by the Corporation;

3) To take action on the allocation of the profit for the fiscal year and a distribution of dividends, as proposed by the directors and officers;

4) To take action on the delisting from the New Market (“Novo Mercado”) of the São Paulo Stock Exchange – BOVESPA (“BOVESPA”);

5) To fix the compensation of the Fiscal Council pursuant to law and these Bylaws;

6) To take action for cancellation of registration with CVM as a publicly-held corporation, subject to the provisions of Article VII of these Bylaws;

7) To select the expert firm that will be responsible for preparing a valuation report on the shares of the Corporation in the event of cancellation of registration as a publicly-held corporation or delisting from the New Market, as provided for in Article VII of these Bylaws.

Despite the spraying of their capital, the assemblies are made of BRF in the presence of more than 70% and stakeholder participation is stimulated by direct approach to investors, as well as the availability of the reference manual, which are explained in detail the reason for the meeting the importance of the presence, in addition to general guidance on the process.

Legitimization and Representations of Shareholders at the General Meetings

Shareholders

Individual Shareholder

▪  ID Card with picture;

▪  Statement including the respective shareholding interest, issued by the custodian bank.

Corporate Shareholders

▪  Notarized copy of the latest Bylaws or consolidated articles of association, and of the corporate documentation granting powers of attorney (e.g.: minutes of the election of officers);

▪  Identification Document from the legal representative(s) with picture;

▪  Statement including the respective shareholding interest, issued by the custodian bank.

Shareholders Represented by Power of Attorney

▪  In addition to the abovementioned documents, a notarized power of attorney, which must have been granted in less than 1 year to an attorney who must be a shareholder, manager of the company or lawyer; and

▪  Attorney's Identification Document with picture.

PS: The corporate documentation must confirm the authority of the legal representative(s) that granted the power of attorney in the name of the corporate shareholder.

Foreign Shareholders

Foreign shareholders must present the same documentation as the Brazilian shareholders, except for the fact that corporate documents of the corporate shareholders and the proxies must be notarized and consularization.

Holders of American Depositary Shares – ADSs

ADSs holders will be represented by The Bank of New York, as the depository institution, pursuant to the terms of the “Deposit Agreement” signed with BRF – Brasil Foods S.A..

Address for delivery of documents or for communication with the Company

Investor Relations - Av. Escola Politécnica, 760, 05350-901 - São Paulo – SP - Phone: 55 11 3718 5301 - Fax: 55 11 3718 5297 - E-mail: acoes@brasilfoods.com - www.brasilfoods.com/ir

12.3. Dates and newspapers for publication

Year	Document	Newspaper - Estate	Dates
2009	Financial Statements	Valor Econômico - SP	02/27/2010
		Diário Oficial do Estado de Santa Catarina - SC	3/1/2010
		Diário Catarinense - SC	3/1/2010
	Convocation Notice of Shareholders General Meeting	Valor Econômico - SP	03/15/2010
03/16/2010
03/17/2010
		Diário Oficial do Estado de Santa Catarina - SC	03/15/2010
03/16/2010
03/17/2010
		Diário Catarinense - SC	03/15/2010
03/16/2010
03/17/2010
	Minutes of the general Shareholders Meeting	Valor Econômico - SP	4/1/2010
		Diário Oficial do Estado de Santa Catarina - SC	4/5/2010
		Diário Catarinense - SC	4/1/2010
2008	Financial Statements	Valor Econômico - SP	3/24/2009
		Diário oficial do Estado de São Paulo - SP	3/24/2009
	Convocation Notice of Shareholders General Meeting	Valor Econômico - SP	4/14/2009
4/15/2009
4/16/2009
		Diário oficial do Estado de São Paulo - SP	4/14/2009
4/15/2009
4/16/2009
	Minutes of the general Shareholders Meeting	Valor Econômico - SP	6/16/2009
		Diário oficial do Estado de São Paulo - SP	6/16/2009
2007	Financial Statements	Valor Econômico - SP	2/26/2008
		Diário oficial do Estado de São Paulo - SP	2/26/2008
	Convocation Notice of Shareholders General Meeting	Valor Econômico - SP	4/14/2008
4/15/2008
4/16/2008
		Diário oficial do Estado de São Paulo - SP	4/12/2008
4/15/2008
4/16/2008
	Minutes of the general Shareholders Meeting	Valor Econômico - SP	5/16/2008
		Diário oficial do Estado de São Paulo - SP	5/16/2008

12.4. Rules, policies and practices about the board of directors

                a. frequency of meetings

                b. shareholder agreement provisions establishing restriction or dependence to the exercise of the voting right of board members, if applicable

                c. rules for identification and management of conflicts of interest

Management

General Provisions Applicable to Management

The management of the Corporation is vested in the Board of Directors and the Board of Executive Officers, whose respective authority is granted by law and these Bylaws.

The directors and officers of the Corporation need not post a fidelity bond to cover the discharge of their duties.

The directors and officers of the Corporation will take their offices by signing a statement of incumbency recorded in the proper books and by previously signing the relevant Consent to Appointment referred to in the New Market Listing Regulations.

Any act performed by any director or officer of the Corporation, whereby the Corporation will become liable for obligations arising from business or transactions unrelated to the corporate purposes, are expressly prohibited and will ipso facto be null and void, without prejudice to liability under civil or criminal law, if the case may be, being imposed on anyone who violates this Paragraph.

The term of office of the directors and officers of the Corporation will be extended until their replacement take office.

The shareholders’ meeting will annually fix the aggregate annual compensation of the directors and officers of the Corporation, including any fringe benefits and entertainment allowances, taking into account their responsibilities, the time devoted to their duties, their competence and professional reputation, and the market value of their services. The Board of Directors will have the authority to establish the criteria for allocation of such compensation to each Director and each Executive Officer.

Board of Directors

The Board of Directors is composed of nine (9) to eleven (11) regular members and an equal number of alternates, not less than twenty percent (20%) of whom shall be Independent Directors (as defined in Paragraph One), all such members to be shareholders of the Corporation elected at a shareholders’ meeting for a term of office of two (2) years beginning and ending on the same dates, reelection being permitted.

For the purpose of this Section, an Independent Director means such director as is defined in the New Market Listing Regulations of Bovespa and is expressly declared to be such in the minutes of the shareholders’ meeting at which he or she is elected. Upon election of the members of the Board of Directors, the shareholders’ meeting will designate a Chairman and a Vice Chairman, the latter to substitute for the former in his or her disabilities or absences, as well as in case of vacancy.

Where the multiple vote system has not been requested, the members of the Board of Directors will decide by the vote of an absolute majority of its attending members the names of candidates to be placed on the nominating ticket for all offices in the Board. In the event the multiple vote system has been requested, each member of the then acting Board of Directors will be deemed to be a candidate for the Board of Directors.

If the Corporation receives a written request from shareholders wishing that the multiple vote system be adopted as provided by Section 141, Paragraph One of the Corporations Law, the Corporation will communicate the receipt and contents of such request: (i) promptly, by electronic means, to CVM and BOVESPA; and (ii) by publication of the relevant notice to the shareholders within not more than two (2) days from receiving such request, considering in the computation of such time only the days in which the newspapers usually designated by the Corporation for corporate publications have circulated.

In the event any shareholder wishes to appoint one or more representatives for the Board of Directors who have not recently been members thereof, such shareholder shall notify the Corporation in writing within not less than five (5) days before the shareholders’ meeting at which the Directors will be elected, providing the name, qualifications and complete information on the professional experience of such candidates. Upon receiving notice with respect to one or more candidates for the Board of Directors, the Corporation will communicate the receipt and contents of such notice: (i) promptly, by electronic means, to CVM and BOVESPA; and (ii) by publication of the relevant notice to the shareholders within not less than three (3) days before the relevant shareholders’ meeting, considering in the computation of such time only the days in which the newspapers usually designated by the Corporation for corporate publications circulate.

If there is a vacancy in the office of a regular member of the Board of Directors, his or her alternate will fill the vacancy. In the event of vacancy in the office of a regular and alternate member of the Board of Directors, the remaining members will designate a replacement, who will serve until the next shareholders’ meeting, at which the shareholders will elect another Director to serve for the unexpired term of office. If more than one third (2/3) of the offices on the Board of Directors shall be vacant at the same time, the shareholders’ meeting will be called within thirty (30) days from such event to elect the substitutes, who will qualify for a term of office to coincide with that of the other Directors.

Each member of the Board of Directors must be of good repute, and a person will not be eligible for election if such person: (i) holds a position with any company that may be deemed to be a competitor of the Corporation; or (ii) has or represents any conflicting interest with respect to the Corporation. In the event any member of the Board of Directors attracts any of the foregoing disqualifications after being appointed, such member shall immediately submit his or her resignation to the Chairman of the Board of Directors. No elected member of the Board of Directors shall participate in any meetings at which action is proposed to be taken on matters with respect to which he or she may have or represent an interest conflicting with the interests of the Corporation, and no such member shall have access to information relating thereto.

The Board of Directors will meet regularly once every month and, specially, whenever required, on call by the Chairman or a majority of the Board members. Minutes of such meetings will be recorded in the proper book.

At any meeting of the Board of Directors a quorum will consist of not less than 2/3 of its members.

Except with respect to the matters set out in Section 19 of these Bylaws, the Board of Directors will act by a majority vote of its members attending a meeting, the Chairman to cast the tie-breaking vote in the event of a tie.

The Board of Directors will have authority:

1)      To direct the conduct of the business of the Corporation;

2)      To elect and remove the executive officers of the Corporation and to establish their duties, subject to the provisions of these Bylaws;

3)      To supervise the performance of the executive officers, to examine at any time the books and papers of the Corporation, and to request information on contracts executed or about to be executed, as well as on any other action;

4)      To call shareholders’ meetings as may be deemed advisable and in the cases prescribed by law;

5)      To approve the management report and the accounts of the Board of Executive Officers;

6)      To allocate among the members of the Board of Directors and the Board of Executive Officers the aggregate annual compensation fixed by the shareholders’ meeting, and to establish the criteria for directors’ and officers’ participation in the profits, subject to the provisions of these Bylaws;

7)      To authorize the Executive Officers to give guarantees and aval to companies controlled by and affiliated with the Corporation, as well as to any third parties, in connection with matters related to the operations of the Corporation;

8)      To authorize the Executive Officers to make any products and personal and real property of the Corporation available to companies controlled by and affiliated with the Corporation to be offered as security for borrowing transactions entered into with financial institutions.

9)      To approve the creation or closing of any branch, agency and other offices and other subordinate corporate facilities anywhere in outside of Brazilian territory (international market) ;

10)  To choose and replace independent auditors proposed by the Fiscal Council;

11)  To propose to the shareholders’ meeting the issue of new shares beyond the limit of authorized capital;

12)  To take action on the acquisition of the Corporation’s own shares for cancellation or to be kept as treasury shares and, in this latter case, to take action on the subsequent disposition thereof;

13)  To take action on the issuance of any commercial paper and other similar securities;

14)  To take action on the issue of shares of stock within the limits of authorized capital, establishing the number, terms of payment, and subscription price of such shares, including premium thereon, and whether or not the shareholders will have preemptive rights or be subject to a shorter period for exercise of such rights, as permitted under applicable regulations;

15)  To approve the preparation of semiannual or other interim balance sheets, and to declare semiannual or other interim dividends out of profits shown in such balance sheets or Retained Earnings or Profit Reserves shown in the latest annual or semiannual balance sheet, as provided by law, and/or to authorize the payment of interest on shareholders’ equity, pursuant to Law No. 9,249/95;

16)  To approve and define in advance the action of the Board of Executive Officers on behalf of the Corporation in its capacity as a shareholder and/or quotaholder of other companies, directing the vote to be cast by the Corporation at any shareholders’ and/or other meetings of the companies in which the Corporation holds an interest, except with respect to operational and non-financial matters;

17)  To submit to the shareholders’ approval a proposal to grant stock options to the directors and officers or employees of the Corporation, or individuals providing services to the Corporation or to a company controlled by the Corporation, within the limits of authorized capital;

18)  To authorize changes in the conditions for trading and issuance of American Depositary Receipts – ADRs;

19)  To create technical or consultative committees without voting powers, aimed at discharging specific duties or carrying out general activities of interest to the Corporation. Such committees may function in the following areas, among others: (i) strategic and financing; (ii) governance and ethics; and (iii) directors’ and officers’ compensation and executive development;

20)  To supervise the performance of the duties of any committees that may be created to assist the Board of Directors, to approve the respective regulations and to consider any opinions and reports submitted by such committees pursuant to the prevailing legislation;

21)  To define the three-name list of firms with expertise in economic valuation of companies, for the purpose of preparing a valuation report on the shares of the Corporation in the event of cancellation of registration as a publicly-held corporation or delisting from the New Market, as provided under Section 43 of these Bylaws.

The following actions will require the affirmative vote of two thirds (1/3) of the members of the Board of Directors:

1)      To propose amendments to the Bylaws with respect to the term of duration of the corporation, the corporate purposes, increases or decreases in capital stock, issue of securities, abrogation of preemptive rights for subscription of newly issued shares and other securities, dividends, interest on shareholders’ equity, the powers and authority of the shareholders’ meeting, the organizational structure and duties of the Board of Directors and Board of Executive Officers and the respective voting requirements;

2)      To propose the spin-off, consolidation, merger of or into the Corporation, and the change of the type of the Corporation or any other form of corporate restructuring;

3)      To approve the liquidation, dissolution, appointment of liquidators, bankruptcy or any voluntary acts for the reorganization of the Corporation in or out-of-court and any financial restructuring in connection therewith;

4)      To propose the creation, acquisition, assignment, transfer, disposition and/or encumbrance, in any manner or by any means, of: a) ownership interests and/or any securities held in other companies; b) real properties with a market value of over 0.002% of the shareholders equity of the corporation; and c) any fixed assets representing, alone or in the aggregate, an amount equal to two and one half of one percent (2.5%) or more of the shareholders equity of the Corporation;

5)      To establish limitations on the value, term of duration, or kind of transaction for the borrowing of money and other financing transactions, or any security interests in real or personal property or other forms of guarantee;

6)      To approve expenses to be incurred and any financing transaction in connection with activities relating to soybeans, corn and other inputs not expressly included in the general budget, any hedging transactions in the futures and options markets or otherwise;

7)      To give guarantees, to lend money or provide other financing to any companies controlled by and/or affiliated with the corporation and/or its employees, in excess of the limitations imposed in item 4;

8)      To carry out transactions and business of any nature with shareholders, any persons controlling, controlled by and affiliated therewith, any directors and officers, employees and relatives of any of the foregoing, in excess of the limitations imposed in item 4;

9)      To approve integrated annual and multi-annual general capital budgets (operations budgets, investment budgets, and cash flow budgets) of the Corporation and companies controlled by and affiliated with the Corporation, to establish investment policies and the corporate strategy. The integrated annual general budget shall always be approved on or before the last day of the year preceding the calendar year to which it refers and shall cover the twelve months of the subsequent fiscal year. The budget of the corporation shall, at any time during a given calendar year, cover a minimum period of six (6) months. The implementation and execution of the approved budget will be reviewed on a monthly basis at the regular meetings of the Board of Directors;

10)  To elect the members of the Board of Executive Officers, designating the Chief Executive Officer and his or her substitute in case of disability or absence;

11)  To issue, repurchase, repay and/or redeem shares of stock, debentures, whether convertible or not, warrants and any other securities;

12)  To establish the dividend payment policy;

13)  To approve the assignment, transfer and/or acquisition of any rights in connection with trademarks, patents, production and technology processes.

Board of Executive Officers

The Board of Executive Officers, whose members will be elected and may be removed at any time by the Board of Directors, will be composed of not more than fifteen (15) members elected for a period of two (2) years, being one (1) Chief Executive Officer, one (1) Chief Financial Officer, one (1) Investor Relations Officer, the other Executive Officers to have their designated title and duties as may be proposed by the Chief Executive Officer to the Board of Directors pursuant to Section 21 hereof. All such members shall meet the requirements of Section 22 hereof and may be reelected. At the discretion of the Board of Directors, the Chief Financial Officer may discharge the duties of Investor Relations Officer cumulatively with his or her own duties.

It shall be the duty of:

1) The Chief Executive Officer:

a)      To call and preside over the meetings of the Board of Executive Officers

b)     To represent the Board of Executive Officers at any meetings of the Board of Directors;

c)      To submit to the consideration of the Board of Directors any proposals from the Board of Executive Officers with respect to the investment plan, the organizational structure, qualifications for and duties of any offices or positions, adoption of and amendments to the Internal Regulations and other rules and general operating standards of the Corporation and any companies controlled by and affiliated with the Corporation;

d)     To supervise and direct the conduct of the corporate business and the activities of all other Executive Officers;

e)     To submit the financial statements, operations and investment budgets, the financial plan and cash flow to the Board of Directors;

f)       To propose to the Board of Directors any positions in the Board of Executive Officers with or without a designated title, and the respective candidates to discharge specific duties as he or she deems necessary.

2) The Chief Financial Officer:

a)      To prepare, in conjunction with the other executive officers and under the coordination of the Chief Executive Officer, budgets to be submitted for approval to the Board of Directors, and to control the implementation of these budgets, especially with respect to cash flow management;

b)     To direct the implementation of the economic and financial policy, supervising the economic and financial activities as determined by the Board of Directors; to organize and coordinate the information system required for his or her activities, and to supervise all controllership activities.

3) The Investor Relations Officer:

a)      To represent the Corporation before the Brazilian Securities Commission (“CVM”) and all other entities in the securities market and financial institutions, as well as any Brazilian or foreign regulatory authorities and stock exchanges on which the securities of the Corporation are listed, and to cause any regulations applicable to the Corporation to be complied with in regard to registration with the CVM and any regulatory authorities and stock exchanges on which the securities of the Corporation are listed, and to manage the investors relations policy;

b)      To monitor compliance with the obligations under Article VII of these Bylaws by the shareholders of the Corporation and to submit to the shareholders’ meeting and/or the Board of Directors, when requested, his or her conclusions, reports and actions taken.

4) The other Executive Officers, whose title will be designated by the Board of Directors based on a proposal from the Chief Executive Officer:

a)      To direct, coordinate and supervise specific activities under their responsibility;

b)     To discharge specific duties as may be assigned to them by resolution of the Chief Executive Officer.

The members of the Board of Executive Officers will be elected by the Board of Directors, who may choose from among candidates previously selected by the Chief Executive Officer. For such purpose, the Chief Executive Officer will send to the Board of Directors a copy of the résumé of each candidate, together with the proposed terms of his or her employment and all other information necessary as evidence of the qualifications required by the Sole Paragraph of this Section.

The Board of Executive Officers will be composed solely of professionals having demonstrable technical knowledge acquired in courses or in the exercise of activities consistent with the position for which they have been proposed.

Subject to the limitations imposed by law and these Bylaws, general management powers are vested in the Board of Executive Officers to take all action necessary for the regular operation of the Corporation with a view to attaining the corporate purposes.

Any two (2) members of the Board of Executive Officers acting together, in or out of court, will have powers to perform any lawful acts and bind the Corporation in any matters affecting its rights and obligations, except that the acquisition, assignment, transfer, disposition and/or encumbrance, in any manner or by any means, of the following items shall be performed exclusively by the Chief Executive Officer, or his or her substitute acting together with another member of the Board of Executive Officers:

a)      any ownership interests in and/or other securities of any companies;

b)     real properties of any value and any fixed assets.

Subject to the limitations and restrictions contained in the leading sentence of this Section and any other limitations and restrictions determined by the Board of Directors, any two members of the Board of Executive Officers may appoint attorneys-in-fact with specific powers to act on behalf of the Corporation, by proper instruments, which, except where given for in-court representation, shall be valid until December 31 of each year.

The Board of Executive Officers will meet whenever necessary, and minutes of such meetings will be recorded in the proper book.

The Board of Executive Officers will act by a majority vote, the Chief Executive Officer or his or her substitute to cast the tie-breaking vote.

A quorum at any meetings of the Board of Executive Officers will consist of not less than two thirds (2/3) of its members, the Chief Executive Officer or his or her substitute to be always present at such meetings.

In the event of absence or temporary disability, the Executive Officers will substitute for one another, as directed by the Chief Executive Officer. In case of a vacancy, the Board of Directors will, within thirty (30) days, designate a person to fill the vacancy, whose term of office will coincide with that of the other Executive Officers.

Fiscal Council

The Corporation will have a Fiscal Council functioning on a permanent basis, composed of three regular members and an equal number of alternates, with the duties, powers and compensation prescribed by law.

The members of the Fiscal Council will take their offices by signing a statement of incumbency in the proper book and by previously signing the relevant Consent to Appointment referred to in the New Market Listing Regulations.

The Fiscal Council will hold regular meetings every month and special meetings whenever necessary, and minutes of such meetings will be recorded in the proper book.

In addition to the duties provided in the Brazilian legislation, the Fiscal Council will discharge the functions of an Audit Committee, in accordance with the rules issued by the U.S. Securities and Exchange Commission – SEC and the Regulations of the Fiscal Council.

Compliance with the requirements of applicable legislation, the provisions of these Bylaws and the Regulations of the Fiscal Council is required for the full discharge of the functions of the Fiscal Council.

At least one member of the Fiscal Council shall have a demonstrable knowledge of the accounting, audit and financial areas, such that he or she may be characterized as an expert in finance.

The members of the Fiscal Council will be subject to the same obligations and prohibitions imposed by law and these Bylaws on the directors and officers of the Corporation.

The members of the Fiscal Council may only be members of the Board of Directors, Fiscal Council or Audit Committee of two more companies only in addition to the Corporation.

In the event of vacancy in the office any regular member of the Fiscal Council, the respective alternate will fill the vacancy. If there is a vacancy in the office of a regular member and the respective alternate, the shareholders’ meeting will be called to elect a member to fill the vacancy.

The activities of the Fiscal Council will be governed by prevailing and applicable legislation, these Bylaws and the Regulations of the Fiscal Council, as approved by the Board of Directors of the Corporation, who will provide for the powers, functioning and other matters concerning the aforesaid bodies.

12.5. Commitment clause included in the bylaws for resolution of conflicts of interest by and between shareholders and by and between shareholders and the issuer through arbitration, where applicable

According to section 46 of the By Law, the Corporation, its shareholders, directors and officers and members of the Fiscal Council agree that any disputes or controversies that might arise among them, particularly if relating to or caused by the application, validity, effectiveness, interpretation, violation, and the consequences of, any violation of the provisions of the New Market Participation Agreement, New Market Listing Regulations, these Bylaws, any shareholders’ agreements on file at the registered office of the Corporation, the provisions of the Corporations Law, the rules established by the Brazilian National Monetary Council, the Central Bank of Brazil or CVM, the regulations of BOVESPA and any other rules governing the securities market generally, and the Rules of the Capital Market Arbitration Chamber will be settled by an arbitration conducted in accordance with the Rules of the Market Arbitration Chamber.

12.6. Identification of Company’s management and members of the fiscal council/12.8. Managers and members of the fiscal council (curricula of the managers and members of the fiscal council)

Name	Age	Position held	Date of administration election	Term of office
Social Security Number	Occupation title	Elective position	Director/Alternate Since	Office was elected by the controller
Other positions and functions at the company
José Antônio do Prado Fay	56	Belongs only to the Executive Officers	05/15/2009	2 years
210.397.040-34	Mechanical Engineer	Chief Executive Officer	05/15/2009	No
Not applicable.

Antônio Augusto de Toni	46	Belongs only to the Executive Officers	05/15/2009	2 years
425.503.279-34	Administrator of Foreign Trade General Director of Perdix		05/15/2009	No
Not applicable.

Gilberto Antônio Orsato	48	Belongs only to the Executive Officers	05/15/2009	2 years
356.481.390-04	Business Administration	Director of Human Resources	05/15/2009	No
Not applicable.

Leopoldo Viriato Saboya	34	Belongs only to the Executive Officers	05/15/2009	2 years
196.987.158-00	Agronomist Engineer	Chief Financial Officer and Investor Relations Officer	05/15/2009	No
Not applicable.

Luiz Adalberto Stabile Benicio	47	Belongs only to the Executive Officers	05/15/2009	2 years
448.732.129-87	Animal Sciences	Agropecuary Officer	05/15/2009	No
Not applicable.

Nelson Vas Hacklauer	58	Belongs only to the Executive Officers	05/15/2009	2 years
522.156.958-20	Business Administration	Business Development Officer	05/15/2009	No
Not applicable.

Nilvo Mittanck	48	Belongs only to the Executive Officers	05/15/2009	2 years
489.093.519-34	Mechanical Engineer	Chief Operating Officer	05/15/2009	No
Not applicable.

Wlademir Paravisi	49	Belongs only to the Executive Officers	05/15/2009	2 years
387.161.009-72	Accountancy	General Officer of Batavo Business	05/15/2009	No
Not applicable.

Adib Fadel	64	Belongs only to the Board of Directors	04/30/2009	2 years
032.396.838-49	Mechanical Engineer	Board of Directors (Alternate)	04/30/2009	No
Not applicable.

Carlos Alberto Cardoso Moreira	50	Belongs only to the Board of Directors	04/30/2009	2 years
534.698.608-15	Business Administration	Board of Directors (Effective)	04/30/2009	Yes
Not applicable.

Claudio da Silva Santos	38	Belongs only to the Board of Directors	04/30/2009	2 years
832.463.809-10	Business Administration	Board of Directors (Alternate)	04/30/2009	No
Not applicable.

Decio da Silva	53	Belongs only to the Board of Directors	04/30/2009	2 years
344.079.289-72	Mechanical Engineer	Board of Directors (Effective)	04/30/2009	No
Not applicable.

Diva Helena Furlan	61	Belongs only to the Board of Directors	08/07/2009	2 years
023.323.648-11	Lawyer	Board of Directors (Alternate)	08/07/2009	No
Not applicable.

Eduardo Fontana d´Àvila	56	Belongs only to the Board of Directors	08/07/2009	2 years
023.323.648-11	Engineer	Board of Directors (Alternate)	08/07/2009	No
Not applicable.

Francisco Ferreira Alexandre	47	Belongs only to the Board of Directors	04/30/2009	2 years
534.698.608-15	Engineer and Lawyer	Vice-President of Board of Directors (Effective)	04/30/2009	Yes
Not applicable.

Gerd Edgar Baumer	75	Belongs only to the Board of Directors	04/30/2009	2 years
005.721.609-68	Accountancy	Board of Directors (Alternate)	04/30/2009	No
Not applicable.

João José Caiafa Torres	70	Belongs only to the Board of Directors	04/30/2009	2 years
010.570.496-20	Business Administration and Accountancy	Board of Directors (Effective)	04/30/2009	No
Not applicable.

João Vinicius Prianti	61	Belongs only to the Board of Directors	04/30/2009	2 years
248.481.818-10	Economist	Board of Directors (Effective)	04/30/2009	No
Not applicable.

Luis Carlos Fernandes Afonso	49	Belongs only to the Board of Directors	04/30/2009	2 years
301.479.484-87	Economist	Board of Directors (Effective)	04/30/2009	No
Not applicable.

Luiz Fernando Furlan	63	Belongs only to the Board of Directors	07/08/2009	2 years
019.489.978-00	Chemical Engineer and Business Administrator 1978-1988 - Member of the Board of Directors of subsidiary Sadia S.A; 1988-1990 - Director of investor relations subsidiary subsidiary Sadia. S.A.; 1991-1992 - Director Vice President of the subsidiary Sadia. S.A.; 1993-2003 - Chairman of the board of the subsidiary Sadia S.A.	Co-President of the Board of Directors (Effective)	07/08/2009	No

Manoel Cordeiro Silva Filho	56	Belongs only to the Board of Directors	04/30/2009	2 years
253.571.747-68	Business Administrator 04/12/2007 - Elected member of Board of Directors of Perdigão SA	Board of Directors (Effective)	04/30/2009	No

Mauricio da Rocha Wanderley	40	Belongs only to the Board of Directors	04/30/2009	2 years
001.911.777-92	Economist	Board of Directors (Alternative)	04/30/2009	No
Not applicable.

Nildemar Secches	61	Belongs only to the Board of Directors	04/30/2009	2 years
589.461.528-34	Mechanical Engineer 1994 to 2007 - Chief Executive Officer of Perdigão SA; 04/12/2007 - Elected Chairman of Board of Directors of Perdigão SA.	Co-President of the Board of Directors (Effective)	04/30/2009	No

Rami Naum Goldfajn	42	Belongs only to the Board of Directors	04/30/2009	2 years
942.673.597-68	Production engineer He was Chief Executive Officer of sibsidiária Eleva Alimentos SA	Board of Directors (Effective)	04/30/2009	No

Roberto Faldini	61	Belongs only to the Board of Directors	12/17/2009	2 years
070.206.438-68	Business Administration	Board of Directors (Effective)	12/17/2009	No
Not applicable.

Susana Hanna Stiphan Jabra	52	Board the Board of Directors	04/30/2009	2 years
037.148.408-18	Economist	Board of Directors (Alternate)	04/30/2009	No
Not applicable.

Walter Fontana Filho	56	Board the Board of Directors	07/08/2009	2 years
947.648.408-04	Economist1994-2005 - Chief Executive Officer of subsidiary Sadia S.A., with previous experience as Vice President and Commercial Director and Commercial Director of Internal Market.	Board of Directors (Effective)	07/08/2009	No

Wang Wei Chang	63	Board the Board of Directors	04/30/2009	2 years
534.698.608-15	Mechanical Engineer 1994-2007 - Vice President of Finance, Control and Investor Relations of Perdigao SA; Since 2008 - Senior Advisory of the Board of Directors of Perdigao SA.	Board of Directors (Alternative)	04/30/2009	No

Wilson Carlos Duarte Delfino	64	Board the Board of Directors	04/30/2009	2 years
414.597.098-53	Mechanical Engineer	Board of Directors (Alternative)	04/30/2009	No
Not applicable.

Agenor Azevedo dos Santos	54	Board the Board of Directors	04/30/2009	2 years
414.597.098-53	Mechanical Engineer	Board of Directors (Alternative)	04/30/2009	No
Not applicable.

Attilio Guaspari	53	Fiscal Council	03/31/2009	1 year
610.204.868-72	Engineer 04/29/2005 - Elected as a member of the Fiscal Council/Audit Committee.	Fiscal Council (Effective) Elected by shareholders	03/31/2009	No

Ernesto Rubens Gelbcke	66	Fiscal Council	03/31/2009	1 year
062.825.718-04	Accountancy	Fiscal Council (Alternate) Elected by shareholders	03/31/2009	No
Not applicable.

Jorge Kalache Filho	60	Fiscal Council	03/31/2009	1 year
178.165.217-15	Civil engineer	Fiscal Council (Effective) Elected by shareholders	03/31/2009	No
Not applicable.

Mauricio da Rocha Neves	41	Fiscal Council	03/31/2009	1 year
871.201.867-87	Accountancy and Business Administrator	Fiscal Council (Alternate) Elected by shareholders	03/31/2009	No
Not applicable.

Osvaldo Roberto Nieto	591	Fiscal Council	03/31/2009	1 year
871.201.867-87	Accountancy	Fiscal Council (Effective) Elected by shareholders	03/31/2009	No
Not applicable.

Professional Experience / Statement of any convictions

Antônio Augusto de Toni – 425.503.279-34

He was manager and foreign trade director at Chapecó Companhia Industrial de Alimentos and executive director at Chapecó Trading S.A. At Perdigão S.A., he took over as General Officer of the Perdix Business position in April 2007. Foreign Trade administrator from the Universidade do Vale do Rio dos Sinos specialized in Marketing Administration, International Administration and Corporate Finance. He also has an MBA in Agribusiness from FEA - Universidade de São Paulo.

Gilberto Antônio Orsato – 351.481.390-04

Company Administrator, graduated from UNOESC (Universidade do Oeste de Santa Catarina), with specialization in Entrepreneurial Management also from UNOESC, in Business Management – STC from the Fundação Dom Cabral and Kellog Business School and an MBA in Business  administration from Universidade de São Paulo - USP. He joined BRF in 1987, working in the Slaughtering Plants’ managerial area and Operations Management until being appointed to head the Human Resources area.

José Antônio do Prado Fay – 210.397.040-04

Chief Executive Officer. Mechanical Engineer from Universidade Federal do Rio de Janeiro with a postgraduate degree in industrial systems at COPPEAD - Universidade Federal do Rio de Janeiro, Petrobrás. He became CEO at Perdigão in October 2008 having held the position of director-general for the Perdigão Business Unit up to then. He has held various posts at leading companies such as Petrobrás, the Bunge Group, Batávia and Electrolux.

Leopoldo Viriato Saboya – 196.987.158-00

Agronomist Engineer with a master’s degree in Applied Economics at ESALQ - Universidade de São Paulo, he has worked at Perdigão since 2001. He has held posts in the areas of strategic planning, corporate finance, capital markets, M&A, project finance, budgeting and competitive intelligence. He took over the chief financial officer’s position of the Company in 2008.

Luiz Adalberto Stabile Benicio – 448.732.129-87

He has worked at Perdigão since 1986, where he held different positions and is currently the Agropecuary Officer. He graduated with a degree in Animal Sciences from Universidade Estadual de Maringá, a PhD in Animal Nutrition from Universidade Federal de Viçosa and an MBA in Business Management.

Nelson Vas Hacklauer – 522.156.958-20

He has been working at Perdigão since 1983 and has held previous positions as Financial and Investor Relations Officer from 1994 to 1995 and Commercial Officer at Perdigão from 1989 to 1994. He graduated with a degree in Business Management from the Faculdade de Administração de Empresas Campos Salles.

Nilvo Mittanck – 489.093.519-34

Mechanical Engineer, with specialization in Business Management – STC from Fundação Dom Cabral and Kellog Business School and an MBA in Administration from USP. He joined BRF in 1985, holding posts in the areas of engineering, projects, operations, logistics and supply chain until being appointed to his current position as Chief Operating Officer.

Wlademir Paravisi – 387.161.009-72

He has been working at Perdigão since 1978 and has held positions such as Regional Director from 1999 to 2002 and Supply Director from 2002 to 2007. He is a graduate in Accountancy from Universidade do Estado de Santa Catarina and has an MBA in Business Management and Agribusiness from Universidade de São Paulo. He also completed the Wharton Advanced Management Program course at the Wharton School of the University of Pennsylvania.

Adib Fadel – 032.396.838-49

Mr. Fadel is an alternate member of the Board. A graduate in Mechanical Engineering Production, Faculty of Industrial Engineering of Sao Paulo. Several courses in Business Administration and Business Management in Brazil and abroad. He was President of JohnsonDiversey of Brazil and member of the Regional Administrative Committee of the same company for Latin America. Previously, Managing Director DiverseyLever and Feed Producer, divisions of Hygiene and Professional Animal Feed, respectively, from Unilever in Brazil. Currently, management consultant and "Coach" of executives.

Carlos Alberto Cardoso Moreira – 534.698.608-15

1984-1988 - Investment Analyst - Credibanco;
1988-1992 - Vice President - Citibank N.A.;
1992-1999 - Director of Institutional Clients - Banco BMC SA;
Since 2000 - Director of Investments and Finance - SISTEL.

Business Administration from Pontificia Universidade Catolica de Sao Paulo specializing in Capital Markets in IBMEC. He was vice chairman of Citibank, NA, and served as director of institutional clients at Banco BMC SA Finasa He is currently Director of investment and Finance Sistel. Member of the Board of Directors of CPFL Energia Participacoes SA and GTB.

Claudio da Silva Santos – 832.463.809-10

Not applicable.

Decio da Silva – 344.079.289-72

1979-1989 - Assistant to the division of quality control, through the functions of head of quality control section, manager of manufacturing department, production department manager mechanical, production director, regional director, sales director of WEG SA;
1989-2007 - Chief Executive Officer of WEG SA;
Since 2007 - Member of board of directors of WEG SA;
Since 2008 - Chairman of the Board of Directors of WEG S.A.

During his career, Mr. Silva was director of production, regional director and sales director of WEG S.A., where he is currently CEO and chairman of the board. Mr. Silva holds a mechanical engineering from the Universidade Federal de Santa Catarina and in business administration from the College of Public Administration and Management UDESC and enrolled in training program Business Administration at Fundação Dom Cabral.

Diva Helena Furlan – 023.323.648-11

Marketing Director of Bacco's Comercial Ltda and Importer Scotland;
2003-2006 - Vice-President of the Commercial Association of Sao Paulo;
2007-2009 - Member of the board of subsidiary Sadia S.A.

Graduated from the Pontificia Universidade Catolica de Sao Paulo. Took the course to Board of Directors of the Brazilian Institute of Corporate Governance; training course of shareholder companies family, post-graduate degree in Literature at the University of Strasbourg - France, and has completed several courses and seminars in Brazil and abroad. Was Director of Marketing and Bacco's Comercial Ltda Importer Scotland. He was Vice President of the Commercial Association of Sao Paulo, period 2003 to 2006.

Eduardo Fontana d´Àvila – 947.648.328-87

Industrial Director of the subsidiary Sadia S.A.;
2005-2008 - Vice-Chairman of the board of subsidiary  Sadia S.A;
Graduated from Mackenzie University and Post-Graduate in Business Administration from Fundação Getúlio Vargas. He developed his career at Sadia, from February 1977 when directed to productive activities. He was Industrial Director from 1993 to 2004 and was Vice Chairman of the Board of Directors from 2005 to 2008.

Francisco Ferreira Alexandre – 534.698.608-15

1997-2003 - Director of Press of the National Confederation of Bank;
Since 2003 - Director of Administration PREVI - Staff Welfare Fund for the Bank of Brazil;
Since 2003 - Member of the Board of Directors of Perdigao S.A.

Vice-Chairman of the Board of Directors. Mr. Alexander is director of PREVI since 2003 and also an official of the Bank of Brazil since 1978. Mr. Alexander graduated in engineering from the University of Alagoas and right by the Centre for Higher Education of Maceió, in Alagoas state. Completed graduate specialization in Strategic Management for Deans in the Faculty of Business Administration at INSEAD, France, and also has an MBA in financial management and post-graduate in Economics and Management of People, both from the Pontificia Universidade Catolica do Rio de Janeiro.

Gerd Edgar Baumer – 005.721.609-68

Vice-Chairman of the Board;
He worked at the Bank of Brazil, head of department of agriculture portfolio, and later the acting deputy manager;
1974-1989 - Managing Director of WEG S.A.;
Since 2008 - Vice-Chairman of the Board of Directors of WEG SA;
Vice-Chairman of the Board of Marisol S.A.;
Vice-Chairman of the Board of Directors of Oxford S.A.;
Member of the Board of Directors of Santinvest Participações S.A.

João José Caiafa Torres – 010.570.496-20

Graduated in Business Administration and Accounting from Universidade Federal de Minas Gerais, with extension of Business Administration and MBA in Finance from the Pontificia Universidade Catolica do Rio de Janeiro. He was manager of Administrative and Financial Cooperforte Head of Division of the Comptroller General. It has over 17 years of experience in the councils.

João Vinicius Prianti – 248.481.818-10

He worked for 37 years at Unilever. He was chairman of Unilever Brazil for 12 years and was part of the Board's Latin American business. He is currently a business consultant.

Mr. Prianti is an economist graduated from Pontificia Universidade Catolica de Sao Paulo and specialized in Marketing. He worked for 37 years at Unilever, heading up various teams around the world. He was Chairman of Unilever Brasil and for 12 years sat on the company’s Latin American Board of Directors. He is currently a business consultant.

Luis Carlos Fernandes Afonso – 301.479.484-87

1997-2000 - Minister of finances of the municipality of Santo André;
2001-2002 - Secretary of Finance of Campinas;
2003-2004 - Secretary of Finance of São Paulo;
2005-2008 - President Director of the Center for Public Policy Studies - CEPP School of Campinas - Facamp and as a researcher at the Economics Foundation of Campinas - Fecamp, University of Campinas;
Since 2009 - Member of the Board of the Iguatemi SA and Rossi SA.

He graduated from Pontificia Universidade Catolica de Sao Paulo with a Masters in Economics from the Institute for Studies and Economic Research IEPE / University of Rio Grande do Sul and postgraduate in Environmental and Economic Development at the University of Campinas. He is President of the Center for Study of Public Policy at the University of Campinas - FACAMP and also a researcher at the Foundation for Economics of Campinas. Is also a member of the board of Iguatemi S.A. and Rossi S.A. ,was Secretary of finance in the governments Municipal de São Paulo, Campinas and Santo André, in the Estate of São Paulo.

Luiz Fernando Furlan – 019.489.978-00
1978-1988 - Member of the Board of Directors of Sadia SA;
1988-1990 - Director of Investor Relations of Sadia. S.A.;
2003-2007 - Minister of State in the Ministry of Development, Industry and Foreign Trade.
Co-Chairman of our Board of Directors. Mr. Furlan was Minister of Development, Industry and Foreign Trade of Brazil from 2003 to 2007. Previously, he was Chairman of the Board  of Sadia from 1993 to 2002, where he worked since 1976 and also served on the boards ofinternational companies like Panamco (Pan American Beverages, Inc. - USA) from 1994 to 1998. He joined the boards  IBM's advisory - Latin America, Embraco SA (Brasmotor - Brazil) and ABN Amro Bank (Brazil) and was President of the ABEF (Brazilian Association of Chicken Producers and Exporters), ABIOVE (Association  Brazilian Vegetable Oil Industries), ABRASCA (Brazilian Association of Listed Companies), Co-Chairman of MEBF (Mercosur-EU Business Forum), Vice-President of FIESP (Federation of Industries  the State of São Paulo). At the moment, is also President of the Sustainable Amazon Foundation and member of the boards of Redecard S.A., Amil Participacoes S.A., Telecomunicacoes de Sao Paulo S.A. - Telesp and  Telefonica S.A. (Spain), and board member of the International Panasonic (Japan) and McLarty Associates (USA). He graduated in chemical engineering and business administration with specialization in financial administration.

Manoel Cordeiro Silva Filho - 253.571.747-68

1990-1994 - General Manager in the area of Capital Markets, Investment Analysis Financial Management - VALE SA;
1994-1998 - Chief Financial Officer in a joint venture between Vale and USINOR Sacilor in Dunkerque in France;
1999-2007 - Director of Finance and Investment of Surplus Value;
Since 2008 - Founder of BR Investments.

Mr. Silva Filho has 32 years experience in Companhia Vale do Rio Doce, was director of investment and financial value and also coordinator of the Investment Committee of the Brazilian Association Entities Closed Pension Fund, or ABRAPP. Mr. Silva Filho holds a degree in business administration from Faculdade Moraes Júnior, Rio de Janeiro, with postgraduate studies in Economic Engineering at Faculdade Estacio de Sa, Rio de Janeiro, and has an MBA in Finance from Ibmec.

Mauricio da Rocha Wanderley – 001.911.777-92
16 years of experience in the capital markets, investment analysis, business valuation, business opportunities, evaluating market risk and credit investments. Assumed Board of Investments and Finance Foundation's Vale do Rio Doce of Social Security - Valia, Entity Closed to the Pension Funds, responsible for asset management of securities various levels of added value. Serves as a member of the Board of Directors of companies: Grant Metroviária Rio de Janeiro SA (Metrô do Rio); Marlin Holdings S.A.; Equipment Rental Company Petroleum. Degree in Economics from the University of Rio de Janeiro - UERJ, Executive MBA in Finance from Ibmec - Brazilian Institute of Capital Markets. Embassy CES by Fort Lauderdale (USA) and Executive Program.

Nildemar Secches – 589.461.528-34
1987-1990 - Director of BNDES;
1990-1994 - General Manager Iochpe-Maxion Group;
2001-2003 - President of the ABEF;
Since 2002 - Member of board of Ultrapar;
Since 2002 - Member of the Board of Directors of Iochpe-Maxion;
Since 2004 - Member of the Board of Directors of WEG S.A.
Co-Chairman of the Board. Mr. Secches is also a member of the Board of Directors of WEG S.A. since 2004, the Ultrapar since 2002 and Iochpe-Maxion since 2004. He was director of BNDES 1987 to 1990, Director General Corporate Iochpe-Maxion Group from 1990 to 1994 and President of the Brazilian Association of Chicken Exporters (ABEF) 2001-2003. He graduated in mechanical engineering from the University of Sao Paulo, has postgraduate in Finance from Pontificia Universidade Católica do Rio de Janeiro.

Rami Naum Goldfajn – 942.673.597-68
He was Chief Executive Officer of Eleva Alimentos S.A.;
Worked for over 10 years in the financial market and was a partner of Galeazzi & Associados;
Finance Director at Grupo Estado de São Paulo and Eleva S.A.

Production engineer at the Federal University of Rio de Janeiro, Mr. Goldfajn also holds an MBA in management from COPPEAD - Federal University of Rio de Janeiro, an extension at The Wharton School, University of Pennsylvania. Mr. Goldfajn is Partner of Governance & Investment Management and member of the Board of Portobello S.A.  He was President Director of Eleva S.A., and worked for more than 10 years in the financial market and was a partner of Galeazzi & Associados, where he participated in several restructuring projects, and has worked as Chief Financial Officer at Grupo O Estado de Sao Paulo and Eleva S.A.

Roberto Faldini – 070.206.438-68
For 20 years he was Executive Director, Shareholder and Member of the Board of Metal Leve S.A.;
1992 - President of the CVM - Brazilian Securities Commission.

It is a businessman and consultant, graduated in business administration from FGV-EASP, with specialization in Advanced Management (Fundação Dom Cabral and INSEAD - Fontainebleau - France, 1991), Entrepreneurship (Babson College - Boston - USA, 2004) and Corporate Governance - Training for Trainers (IFC-International Finance Corporation - IBGC_2009). Participates as member of Advisory Boards and various companies and entities in Brazil and abroad. He is co-founder and board member of the IBGC - Brazilian Institute of Corporate Governance and Associate Member of IBEF - Brazilian Institute of Financial Executives, IEF - Institute of Family Business and the BNF - Family Business Network.

Susan Hanna Stiphan Jabra – 037.148.408-18
Graduated in Economics from FEA-University of São Paulo in 1979 and Social Sciences (incomplete FFLCH-SP) in 1986. Specialization in Financial Administration attended Pontificia Universidade Catolica de Sao Paulo in 1980 and MBA in Finance at the Instituto Brasileiro Capital Market (IBMEC) in 1999. Since 2000, is a partner at HJN Consulting & Advice, research firm financial and corporate governance. Serves more than 25 years in companies large and medium, and participated in major operations in the capital market. He worked as an economist at Banco Itau SA, Manager of Planning and Control in State Agency Ltda. Executive Manager of Investments and member of the Social Responsibility Committee PETROS. He was member of the Board of Directors of CPFL Energia, Companhia Paulista de Força e Luz, the Company Piratininga Power and Light and CPFL Energia SA, the Telenorte Celular Participacoes, the Bonaire Participacoes SA. He was alternate member of the Board of Directors of Telemig Celular Participacoes SA, Perdigao SA, Brazil Current BRF Foods SA and Newtel Participacoes SA, and member of the Supervisory Board of CPFL Energia, Companhia Paulista de Força e Luz, Companhia Piratininga Power and Light and CPFL Energia SA He is currently an alternate member of the Supervisory Board of Unibanco Itau Holding SA, Contax Participacoes SA and Fras-Le SA Teacher Course to Board of Directors, member of the Communication Committee and invited speaker of discussion forum "The Advisory Committees to the Board" of IBGC. He also participated Training of Trainers Course, Corporate Governance Board Leadership Program sponsored by the International Finance Corporation (IFC). It's Counselor of Directors and Fiscal Council certified by IBGC. It member of the Board of Directors of CPFL Energia since April 2009.

Walter Fontana Filho – 947.648.408-04
1994-2005 - Chief Executive Officer of subsidiary Sadia SA, with previous experience as Vice President and Commercial Director Commercial Director Internal Market;
Since 1999 - Member of the Board of Jornal O Estado de São Paulo;
Since 2005 - Member of the Council of Algar - Algar S.A. Empreendimentos e Participacões;
Since 2007 - Member of the Board of WTorre Empreendimentos SA;
2005-2008 - Chairman of the Board of Directors of subsidiary Sadia S.A.

Mr. Fontana Filho has been Chief Executive Officer of subsidiary Sadia from 1994 to 2005, with previous experience as Vice President and Commercial Director Commercial Director Internal Market. Mr. Fontana is an economist with graduate from the Pontificia Universidade Catolica, and specialization in Business Marketing from Fundação Getúlio Vargas.

Wang Wei Chang – 534.698.608-15
1994-2007 - Vice President of Finance, Control and Investor Relations companies Perdigao S.A.;
Since 2009 - Board of Directors of Aracruz Celulose SA;
Since 2008 - Director of Risk Management of Votorantim Participações;
Since 2008 - Senior Advisory Board of Perdigao S.A.;

Chief Controller of Chase Manhattan Bank SA in Brazil, Chief Financial Officer of Chase Manhattan Bank NA in Chile and Vice president of Citibank NA in Brazil and Hong Kong.

Wilson Carlos Duarte Delfino – 414.597.098-53
He graduated in Mechanical Engineering from the National Engineering School of Rio de Janeiro in 1969. In the academic area, accounted for master's degrees abroad, as the Master of Science in Research Operating conferred by Cornell University in Ithaca, United States. In addition, a doctorate in Philosophy (PHD) - the main field in Operations Research and minor in Statistics - awarded by Case Western Reserve University in Cleveland, Ohio (USA). In his career at Sistel, he held the positions of Division Manager Analysis of Investments and the Department of Investment Analysis, Planning and Control, and in June of 2004, already held the post of Chief Executive Officer of Sistel.

Agenor Azevedo dos Santos – 383.239.407-97
1972-1976 - Administrative and Financial - Diners;
Since 1976 - Manager Accounting of Foundation Assistance and Social Welfare of BNDES – FAPES.

Attilio Guaspari – 610.204.868-72
1994-1995 - Member of the Board of Directors - Verolme-Ishibras SA;
2003-2006 - Member of the Board of Directors of the holding company that owns the railroads Ferronorte, Ferroban and new - Brazil Railways SA;

2005-2006 - Coordinator of the Audit Committee - Brazil Railways SA;
Since 2006 - Member of the Board of Directors, as CEO and as a member - Proman;
Since 2007 - Member of Audit Committee - BNDES - National Bank of Economic and Social Development.

Financial Specialist. He graduated in civil engineering, has Master of Science in Management; is also a member of the Audit Committee of the National Bank of Economic and Social Development - BNDES. She has extensive experience as Head of Internal Audit, CFO and member of the Audit Committee and Board of Directors.

Ernesto Rubens Gelbcke - 062.825.718-04

1965 - 1976 - Manager Arthur Andersen S /C;
Since 1976 - Founder and Chief Executive Officer  of Direct auditors and other participating companies comprising the group Direct Alliance.

Jorge Kalache Filho – 178.165.217-15
Since 1974 - Superintendent of the Industrial Area - BNDES - National Bank of Economic and Social Development.

Engineer, graduated from the Catholic University of Rio de Janeiro, a post-graduate degree in Finance from the Catholic University and Industrial Economics at the Federal University of Rio de January and a Masters in Business Administration from Catholic University. Mr. Kalache was head of department and head of the industrial area of operations, trade, services industry and the BNDES. He has extensive experience in acting on Boards.

Mauricio da Rocha Neves – 871.201.867-87
1986-1988 - Independent Auditor -  KPMG;
1990-1992 - Independent Auditor - ARTHUR ANDERSEN AUDITORS;
1992-1995 - Controller - ALUMINUM CANS ;
1995-1996 - Chief Administrative & Financial - PLA PHOTOGRAPHY LTD;
1996-1998 - Chief Administrative & Financial Officer (CFO) for Latin America - STOLT COMEX Seaway (now Acergy SA);
2005-2006 - General Manager of Economic Monitoring Financial Health Operators, connected to Diop (Board Operations) - ANS - National Agency for Supplementary Health;

2006-2008 - Special Advisor to the President, on matters of Finance and Corporate Governance - TRANSPETRO - Petrobras Transporte S.A.;

Since 2008 - Superintendent of Administrative and Financial – DTP HOLDINGS & INVESTMENTS S.A.

Osvaldo Roberto Nieto – 703.427.418-53
1994-1997 - Director of Planning - Accor Brazil;
Since 1997 - Partner and Chair - Baker Tilly Brazil Independent S / S, Baker Tilly Corporate Management Brazil Ltda. Tilly and Baker Brazil Services Accounting Services Accounting S /S;
2003-2004 - Director - PricewaterhouseCoopers;
Since 2008 - Member of Audit Committee - JHSF Participações SA

Accountant with a doctorate in Business Administration. Was Planning Director of Accor Brazil, Audit Manager of PricewaterhouseCoopers and is currently Managing Partner of Baker Tilly Accountants Brazil Independent S/S.

12.7. Identification of the members of committees

Name	type of committee	Position held	Occupation title	Election date	Term of office
Social Security Number	Description of other committees	Description of other positions held	Age	Possession date
Other positions and functions at the company

Agenor Azevedo dos Santos	Audit Committee	Member of committee (Alternate)	Accountancy and Business Administrator	03/31/2009	1 year
414.597.098-53			54
Not applicable.

Attilio Guaspari	Audit Committee	President of Audit Committee	Civil engineer	03/31/2009	1 year
610.204.868-72			63
Not applicable.

Ernesto Rubens Gelbcke	Audit Committee	Member of committee (Alternate)	Accountancy	03/31/2009	1 year
062.825.718-04			66
Not applicable.
Jorge Kalache Filho	Audit Committee	Member of committee (Effective)	Civil engineer	03/31/2009	1 year
178.165.217-15			60
Not applicable.

Mauricio da Rocha Neves	Audit Committee	Member of committee (Alternate)	Accountancy and Business Administrator	03/31/2009	1 year
871.201.867-87			41
Not applicable.

Osvaldo Roberto Nieto	Audit Committee	Member of committee (Effective)	Accountancy	03/31/2009	1 year
703.427.418-53			59
Not applicable.

Carlos Alberto Cardoso Moreira	Other committees	Member of committee (Effective)	Business Administrator	07/31/2009	2 years
534.698.608-15 Management Compensation and Executive Development Committee			50
Not applicable.

Decio da Silva	Other committees	Committee President (Effective)	Mechanical Engineering	07/31/2009	2 years
344.079.289-72	Governance, Sustainability and Strategy Committee		53
04/12/2007 - Elected member of the Board of Directors of Perdigao SA.

Francisco Ferreira Alexandre	Other committees	Committee President (Effective)	Business Administrator and Lawyer	07/31/2009	2 years
534.698.608-15	Management Compensation and Executive Development Committee		47

04/22/2003 - Elected member of the Board of Directors of Perdigao SA.

João Rozário da Silva	Other committees	Member of committee (Effective)	Economist	01/01/2008	2 years
000.000.000-00	Senior Advisory Council		58
Not applicable.

José Antônio do Prado Fay	Other committees	Member of committee (Effective)	Mechanical Engineering	07/31/2009	2 years
210.397.040-34	Governance, Sustainability and Strategy Committee		56
2006-2008 General Director of Batavia.

Leopoldo Viriato Saboya	Other committees	Member of committee (Effective)	Agronomist Engineer	07/31/2009	2 years
196.987.158-00	Finance and Risk Policy Committee		34
2001-2008 - He held positions in strategic planning, corporate finance, capital markets, M&A, project finance, budget and competitive intelligence.

Luis Carlos Fernandes Afonso	Other committees	Member of committee (Effective)	Economist	07/31/2009	2 years
301.479.484-87	Finance and Risk Policy Committee		49
04/22/2003 - Elected member of the Board of Directors of Perdigao SA.

Luiz Fernando Furlan	Other committees	Member of committee (Effective)	Chemical Engineer and Business Administrator	07/31/2009	2 year
019.489.978-00	Governance, Sustainability and Strategy Committee		63
1978-1988 - Member of the Board of Directors of subsidiary Sadia S.A.;
1988-1990 - Director of investor relations of subsidiary Sadia. S.A.

Luiz Fernando Furlan	Other committees	Member of committee (Effective)	Chemical Engineer and Business Administrator	07/31/2009	2 year
019.489.978-00	Finance and Risk Policy Committee		63
1978-1988 - Member of the Board of Directors of subsidiary Sadia S.A.;
1988-1990 - Director of investor relations of subsidiary Sadia. S.A.

Manoel Cordeiro Silva Filho	Other committees Committee	President (Effective)	Business Administrator	07/31/2009	2 year
253.571.747-68	Finance and Risk Policy Committee		56
04/22/2003 - Elected member of the Board of Directors of Perdigao SA.

Nildemar Secches	Other committees	Member of committee (Effective)	Mechanical Engineering	07/31/2009	2 year
589.461.528-34	Governance, Sustainability and Strategy Committee		61
1994-2007 - Chief Executive Officer of Perdigão S.A;
04/12/2007 - Elected Chairman of Board of Directors of Perdigao S.A.

Nildemar Secches	Other committees	Member of committee (Effective)	Mechanical Engineering	07/31/2009	2 year
589.461.528-34	Management Compensation and Executive Development Committee		61
1994-2007 - Chief Executive Officer of Perdigão S.A;
04/12/2007 - Elected Chairman of Board of Directors of Perdigao S.A.

Ricardo Robert Athayde Menezes	Other committees	Member of committee (Effective)	Jornalist	01/01/2009	2 year
118.108.076-20	Senior Advisory Council		58
Not applicable.

Roberto Faldini	Other committees	Member of committee (Effective)	Business Administrator	12/17/2009	2 year
070.206.438-68	Management Compensation and Executive Development Committee		61
Not applicable.

Wang Wei Chang	Other committees	Member of committee (Effective)	Mechanical Engineering	06/28/2008	2 year
118.108.076-20	Senior Advisory Council		63
1994-2007 - Vice President of Finance, Control and Investor Relations of Perdigão S.A.

12.9. Information on the existence of companion relationship, stable union and family relation up to the second degree

                a. management of the Company

                b. (i) management of the Company and (ii) management of direct or indirect subsidiaries of the Company

                c. (i) management of the Company or its direct or indirect subsidiaries and (ii) direct or indirect controlling shareholders of the Company

                d. (i) management of the Company and (ii) management of direct or indirect controlling companies of the Company

                Not applicable.

12.10. Information on relations of subordination, provision of services or control over the past three fiscal years by and among management of the Company

                a. direct or indirect subsidiary of the Company

                b. direct or indirect controlling shareholder of the Company

                c. if relevant, supplier, customer, debtor or creditor of the Company, of its subsidiary or controlling companies or subsidiaries of any of such persons

                Not applicable.

12.11. Description of the provisions of any agreement, including insurance policies, providing for the payment or reimbursement of expenses borne by management arising from indemnity for damages caused to third parties or to the issuer, penalties imposed by government agents, or of settlement agreements in administrative or judicial proceedings, arising from the exercise of its functions

The compensation for disbursements is bound to an insurance policy covering Officers and Managers’ civil liability.

13. MANAGEMENT COMPENSATION

13.1. Policy and practice of compensation to the directors, officers (whether or not appointed as per bylaws), members of the fiscal council and the committees set forth in bylaws and the audit, risk, financial and compensation committees

a. Objectives of the policy or practice of pay

The remuneration policy of the Company to its directors, including members of the Board, Directors, and statutory and non statutory members of the Audit Committee, is in line with best market practices and management system and corporate governance in order to attract and retain professionals who hold qualifications, competence and profile in line with the characteristics and needs of the business. The remuneration is established based on market research and strategic alignment of the Organization.

The board office has variable remuneration, linked to targets and performance indicators to be achieved in the year. This method promotes the sharing of strategic planning and results in a consistent, transparent and dedicated to the interests of the organization, the executives and shareholders.

b. Composition of Remuneration:

i. description of the elements of remuneration and the objectives of each one

a) Board of Directors:

Members of the Board receive fixed remuneration, equally, which is established in accordance with the laws and market practices, and reimbursements of all costs of transportation and stay bound to the exercise of the powers they had been elected to. The President and Co-Chairman receive different values to other members, in view of the function performed by them.

b) Audit Committee:

The members of the Audit Committee receive fixed remuneration, and reimbursements of all costs of transportation and stay bound to the exercise of the powers they had been elected to. The remuneration is fixed at the shareholder’s general meeting which elected them and cannot be less, for each member, than ten percent of that on the average compensation awarded to executive officers, not counting the benefits and profits.

c) Management

Statutory Board members receive fixed and variable remuneration. Remuneration policy is in accordance with best market practices and, that, the variable compensation is tied to the achievement of goals pre-established and approved at the beginning of each financial year which are called short-term incentive.

This remuneration policy encourages the pursuit for results by the Board and recognizes the power and resilience of pre-defined targets, causing drivers and attention to indicators that are critical to the strategy and the company's results, and finally also accords with the interests of shareholders.

BRF – Brasil Foods S.A. has an Executive Development and Compensation Committee that examines the approach of fixed and variable remuneration to be adopted, sending its recommendations and adjustments, to be later submitted for consideration, deliberation and approval of the Board.

d) Senior Advisory Board

Members of the Advisory Board are former members of the executive board table. They are professionals who promote expert advice to the Company, with direct linkage to the CEO. The remuneration of the members of the Senior Advisory Board is planned and regulated by internal regulatory organization, and is twenty percent of the fixed monthly remuneration they perceived on the condition of active executives in the Company.

e) Committees

Participants of the permanent advisory committees are members of the Board of Directors and office, and do not receive additional compensation for being participants in these committees.

ii. what is the proportion of each element in the total remuneration

To the Board of Directors, Advisory and Consultant Board, fixed remuneration equals to 100% of total compensation, according to previous quotes.

The Statutory Board fixed remuneration corresponds to about 50% of total compensation, and variable pay represents approximately 50% if the targets are met.

The variation in percentage may experience fluctuations and variations due to direct attachment and bundling to the risks and results planned by the Organization.

iii. method of calculation and adjustment of each component of remuneration

The remuneration of Directors of the Company is periodically compared to market practices, through salary surveys conducted by specialized consulting Companies, evaluating the need to adjust the components of compensation where appropriate.

The remuneration of members of boards of directors, supervisory board and board of officers is defined in the shareholder’s general meeting, taking into account the factors mentioned in the previous paragraph.

iv. reasons for the composition of remuneration

BRF – Brasil Foods S.A. policy, fairly distributes the components of remuneration in order to ensure the application of best market practices and governance system, the expected results through the variable portion, which encourages the pursuit and resilience of pre-defined goals, which leads to sharing the risks and results.

c. key performance indicators that are taken into account in determining each element of remuneration

In determining the amounts of remuneration of Directors of the Company is also considered their performance through the achievement of individual and group goals, such as achieving the pre-established goals of EBITDA and net profit.

d. how the remuneration is structured to reflect the evolution of performance indicators

Fixed remuneration follows the criteria mentioned above. In relation to variable compensation and short-term incentives (annual bonus), they are totally tied to performance indicators of the Company (Global Targets) and individual performance indicators (Individual goals). However, for the program participant be entitled to receive the potential value or part of it (proportionally) the overall results of Net Profit and EBITDA should reach a minimum value established by the Board, failing which no payment of any amount under this heading.

e. how the policy or practice of compensation aligns the interests of the issuer of short, medium and long term

The practice adopted by the company for the various components of remuneration is aligned to the interests of short, medium and long term, in that when defining the components of compensation seeking the alignment between the company and the executive. Fixed remuneration is set according to market practices, as described above, aiming to retain professional interest and to avoid his/her interest by another company that pays them better. The variable remuneration that represents a significant portion of total compensation is tied to performance indicators reached within a year aiming in the same way, pay in accordance with the market but, mainly, the company's growth once the targets achieved projects the company to a level of growth and profitability expected by shareholders.

In addition to this, the Annual General Shareholders’ Meeting of March 31 2010 approved BRF – Brasil Foods S.A.’s Executives’ Stock Option Plan. This plan has been set up to reinforce company shareholder expectations of a long term vision and commitment on the part of the executives, promoting knowledge, competences and the behavioral posture necessary for the longevity of the business as well as underscoring the level of attraction and retention of the company’s leading executives.

f. existence of compensation supported by subsidiaries, or direct or indirect drivers

Not Applicable.

g. existence of any remuneration or benefit linked to the occurrence of certain corporate event, such as the sale of corporate control of the Company

There is no payment or benefit linked to the occurrence of certain corporate event, such as the sale of corporate control of the Company.

13.2. Compensation recognized in the profit or loss for the past three years and that established for the current year for the board of directors, officers appointed as per bylaws and the advisory board

Compensation expected for the current year - 2010
(in Reais)	Board of Directors	Executive Office	Audit Committee	Total
Members	11	8	3	22
Annual Fix Remuneration
Salary or Pro-labor	3,261,597.23	5,453,252.53	350,763.71	9,065,613.47
Direct and Indirect benefits	0.00	1,757,244.10	0.00	1,757,244.10
Participation in committeess	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00
Variable Remuneration
Bonus	0.00	0.00	0.00	0.00
Participation on results	0.00	3,930,808.55	0.00	3,930,808.55
Participation on meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00
Post-job benefits	0.00	0.00	0.00	0.00
Cessation of exercise of position	0.00	2,619,080.17	0.00	2,619,080.17
Based on shares	0.00	0.00	0.00	0.00
Total Remuneration	3,261,597.23	13,760,385.35	350,763.71	17,372,746.29

Compensation recognized for the year of 2009
(in Reais)	Board of Directors	Executive Office	Audit Committee	Total
Members	10	8	3	21
Annual Fix Remuneration
Salary or Pro-labor	2,645,590.13	6,294,357.00	325,381.00	9,265,328.13
Direct and Indirect benefits	0.00	2,093,392.00	0.00	2,093,392.00
Participation in committeess	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00
Variable Remuneration
Bonus	0.00	0.00	0.00	0.00
Participation on results	0.00	3,896,945.60	0.00	3,896,945.60
Participation on meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00
Post-job benefits	0.00	0.00	0.00	0.00
Cessation of exercise of position	0.00	4,484,437.50	0.00	4,484,437.50
Based on shares	0.00	0.00	0.00	0.00
Total Remuneration	2,645,590.13	16,769,132.10	325,381.00	19,740,103.23

13.3. Variable compensation for the past three years and that established for the current year for the board of directors, officers appointed as per bylaws and advisory board

Compensation expected for the current year - 2010
(in Reais)	Board of Directors	Audit Committee	Executive Office	Total
Number of members	11	3	8	22
Regarding bonus
i - Minimum value forecasted on the remuneration plan	N/A	N/A	N/A	N/A
ii - Maximum value forecasted on the remuneration plan	N/A	N/A	N/A	N/A
iii - Forecasted value on the remuneration plan, if established targets are reached	N/A	N/A	N/A	N/A
iv - Effective value reconized on the results of the exercise	N/A	N/A	N/A	N/A
Regarding participation on the results
i - Minimum value forecasted on the remuneration plan	N/A	N/A	0	0
ii - Maximum value forecasted on the remuneration plan	N/A	N/A	Note [1]	Note [1]
iii - Forecasted value on the remuneration plan, if established targets are reached	N/A	N/A	12.50 salaries	12.50 salaries
iv - Effective value reconized on the results of the exercise	N/A	N/A	3,930,808.55	3,930,808.55

1 For results above the target maximum value is calculated proportionally with an accelerator wich can vary from 10% to 20%

Compensation recognized for the year of 2009
(in Reais)	Board of Directors	Audit Committee	Executive Office	Total
Members	10	3	8	21
Regarding bonus
i - Minimum value forecasted on the remuneration plan	N/A	N/A	N/A	N/A
ii - Maximum value forecasted on the remuneration plan	N/A	N/A	N/A	N/A
iii - Forecasted value on the remuneration plan, if established targets are reached	N/A	N/A	N/A	N/A
iv - Effective value reconized on the results of the exercise	N/A	N/A	N/A	N/A
Regarding participation on the results
i - Minimum value forecasted on the remuneration plan	N/A	N/A	0	0
ii - Maximum value forecasted on the remuneration plan	N/A	N/A	Note [1]	Note [1]
iii - Forecasted value on the remuneration plan, if established targets are reached	N/A	N/A	12.50 salaries	12.50 salaries
iv - Effective value reconized on the results of the exercise	N/A	N/A	3,896,945.60	3,896,945.60

1 For results above the target maximum value is calculated proportionally with an accelerator wich can vary from 10% to 20%

Compensation recognized for the year of 2008
(in Reais)	Board of Directors	Audit Committee	Executive Office	Total
Members	9	3	10	22
Regarding bonus
i - Minimum value forecasted on the remuneration plan	N/A	N/A	N/A	N/A
ii - Maximum value forecasted on the remuneration plan	N/A	N/A	N/A	N/A
iii - Forecasted value on the remuneration plan, if established targets are reached	N/A	N/A	N/A	N/A
iv - Effective value reconized on the results of the exercise	N/A	N/A	N/A	N/A
Regarding participation on the results
i - Minimum value forecasted on the remuneration plan	N/A	N/A	0	0
ii - Maximum value forecasted on the remuneration plan	N/A	N/A	Note [1]	Note [1]
iii - Forecasted value on the remuneration plan, if established targets are reached	N/A	N/A	12.50 salaries	12.50 salaries
iv - Effective value reconized on the results of the exercise	N/A	N/A	3,655,889.22	3,655,889.22

1 For results above the target maximum value is calculated proportionally with an accelerator wich can vary from 10% to 20%

Compensation recognized for the year of 2007
(in Reais)	Board of Directors	Audit Committee	Executive Office	Total
Members	7	3	10	20
Regarding bonus
i - Minimum value forecasted on the remuneration plan	N/A	N/A	N/A	N/A
ii - Maximum value forecasted on the remuneration plan	N/A	N/A	N/A	N/A
iii - Forecasted value on the remuneration plan, if established targets are reached	N/A	N/A	N/A	N/A
iv - Effective value reconized on the results of the exercise	N/A	N/A	N/A	N/A
Regarding participation on the results
i - Minimum value forecasted on the remuneration plan	N/A	N/A	0	0
ii - Maximum value forecasted on the remuneration plan	N/A	N/A	Note [1]	Note [1]
iii - Forecasted value on the remuneration plan, if established targets are reached	N/A	N/A	12.0 salaries	12.0 salaries
iv - Effective value reconized on the results of the exercise	N/A	N/A	2,758,510.00	2,758,510.00

1 For results above the target maximum value is calculated proportionally with the achieved result

13.4. Stock-based compensation plan for the directors and officers appointed as per bylaws valid for the past and current years

a.       terms and general conditions

                BRF – Brasil Foods S.A.’s Stock Option Plan, approved by the Annual General Shareholders’ Meeting on March 31 2010, comprises two instruments: “Stock Option Plan”  and “Additional Stock Option Plan”, to which the Statutory Officers or otherwise of BRF – Brasil Foods S.A. and/or its controlled companies are eligible.

                The first instrument shall be based on the stock option concept (Stock Options), under which a right (and not an obligation) is granted by the company to the officer to buy shares issued by the company at preset prices (strike price) and periods.

                The second instrument, optional to the officer, consists in the granting of Stock Options according to the proportion between the value expended by the participant eligible to acquire the shares of the Company on the stock exchanges on which the Company trades its shares and the net value of the Participation in the Results received by the Beneficiary of the Company or the Controlled Company, as the case may be, in the year of the acquisition.

                The approval of the list of participating officers and the number of options to be granted shall be determined by the Board of Directors on an annual basis and shall be conditioned to the meeting of previously established targets set by the Company and the increase in value of the Company’s businesses. The participation of the officer in a grant cycle does not guarantee his participation in subsequent grants.

                In order to determine the number of Stock Options under the first instrument - “Stock Option Plan” - the calculation concept used is the meeting of a forecasted valuation of the Company’s share during the stipulated vesting period, the resulting gain from the option being equal to the level of the officer’s target premium. Under this concept, the Participant only reaches his potential gain if the shareholders expectation of appreciation of the value of the business is met.

                In the second instrument - “Additional Stock Option Plan” - the number of options to be granted to each participant shall be the result of the proportion of the value expended by the  participant eligible to acquire the Company’s shares on the stock exchanges (purchases being evidenced through the intermediary of brokerage slips) on which the company trades its shares and the Net Value of the Participation in the Results received by the Beneficiary of the Company, as applicable, in the year of acquisition, as follows:

•      To the Beneficiaries that have expended an amount proportionally higher or equal to 50% of the net value of Participation in the Results, options equivalent to twice the number of Matching Shares shall be granted.

•      To the Beneficiaries that have expended an amount proportionally higher or equal to 25% and less than 50% of the net value of Participation in the Results, options equivalent to once the number of Matching Shares shall be granted.

•      To the Beneficiaries that have expended an amount proportionally less than 25% of the net value of Participation in the Results, options equivalent to 0.5 times the number of Matching Shares shall be granted.

                Plan participants shall sign individual Stock Option contracts with the Company whereby the participant acquires the right to options on shares issued by the company, this right being personal and non-transferable.

                The plan’s management shall be the responsibility of the Board of Directors of the company, respecting the applicable legal requisites and the limits for maximum dilution authorized by the Shareholders Meeting. The Board of Directors may make use of the Executive Compensation and Development Committee at its discretion to assist in this activity.

Furthermore, in the light of the Material Fact of May 19 2009 with respect to the Association Agreement between Sadia S.A. and Perdigão S.A. (BRF),  and, also following the General Shareholders’ Meeting of August 18 2009, authorizing the merger of all Sadia S.A.’s common and preferred shares into the Company, options granted and still not exercised by officers of Sadia S.A., shall be assumed by the Company under the terms approved by the Annual General Shareholders Meeting of BRF – Brasil Foods S.A. of March 31 2010. The Stock Option Plan of Shares issued by Sadia S.A. is currently in abeyance.

b.      Principal objectives of the plan

                BRF – Brasil Foods Plan has the following objectives: (a) to attract, retain and motivate the Participants; (b) to create shareholder value; and (c) to encourage an entrepreneurial view of the business.

c.       manner in which the plan contributes to these objectives

                In establishing a differentiated and competitive investment opportunity for BRF – Brasil Foods S.A.’s officers, the Company expects to align the shares of the participants of this long-term Stock Option Plan to the vision of the Company’s shareholders and investors, conditioning the variable long-term compensation of the officer to the longevity of the business and thus promoting the committed and sustainable attitude of the plan’s participants.

d.      how does the plan fit into the compensation policy of the issuer

                The Stock Option Plan’s objective is to complement the compensation package of the Company’s officers, underscoring the level of attraction and retention of leading executives as described in item 13.1.

e.      how does the plan align the interests of members of management and the issuer over the short, medium and long term.

                The Stock Option Plan is designed to underscore the expectations of the Company shareholder and investor and at the same time, instill a long term view and commitment in the officer, promoting the knowledge, skills and posture necessary for the longevity of the business.

                The exercising of the Options granted under the two instruments may only occur after one year from the grant date proportional to a maximum of 1/3 of the options for each year, the process of exercising the options being permitted during a period of up to five years, thus ensuring the beneficiaries are committed to the continual appreciation of the Company’s shares over the short, medium and long term.

f.        maximum number of shares covered

                The maximum number of shares covered and underlying the stock option grants, considered all the company plans on a consolidated basis, is equivalent to 2% of the total number of shares issued by BRF – Brasil Foods S.A., corresponding to 8,724,732 shares as of the date of this reference document.

g.       maximum number of options to be granted

                The maximum number of options to be granted shall not exceed the maximum quantity of shares covered subject to the stock option grant, considered on a consolidated basis for all the Company’s plans, equivalent to 2% of the total number of shares issued by BRF – Brasil Foods S.A., corresponding to 8,724,732 shares as of the date of this reference document.

h.      conditions for acquisition of shares

                In order to acquire shares pursuant to the option grant contracts, the Beneficiary shall comply with the vesting period as described in letter “J” of this form. In accordance with the vesting period and there being an interest on the part of the Beneficiary in exercising the options, the said Beneficiary shall do so through the intermediary of specific written notification.

                No legal impediments being verified, the ordinary meeting of the Board of Directors in the month immediately subsequent to the receipt of the Exercising Notification shall execute the respective capital increase of the Company within the limit of the authorized capital; or shall perform all the acts necessary for authorizing the private negotiation of the shares held as treasury stock in order to award the shares to the Participant relative to the Matured Options exercised.

                The Company shall take all the necessary steps to register the shares subscribed or acquired by the Participant with the financial institution responsible for booking the same.

                The shares acquired or subscribed shall be entitled to dividends and other payouts profit as if they had been acquired on the BM&FBovespa on the same date.

                The exercising of the option, executed in accordance with the terms of this item, shall be formalized through the signature of a Share Subscription Instrument; Share Purchase Agreement; or any other document as may be determined by the Board of Directors and/or by the financial institution responsible for the booking of the shares, which must obligatorily contain the following information: (a) the quantity of shares acquired or subscribed; (b) strike price; and (c) the form of payment.

                Payment may be made by the Beneficiary in up to 5 (five) business days following the registration of the shares in his name, the Beneficiary, at his discretion, making use of the net outstanding taxes from the trading of the Shares acquired as a result of the exercising of the Options in order to pay the strike price.

i.        criteria for setting the acquisition or strike price

                The Stock Option Strike Price shall be determined by the Board of Directors and shall be equivalent to the average closing price of the shares on the 20 trading days prior to the signature of the Stock Option Agreement, this rule being valid for the two plans:  “Stock Option Plan” and “Additional Stock Option Plan”.

                The exercise price shall be restated monthly in accordance with the IPCA or any other index chosen by the Board of Directors, from the date of the Stock Option Grant until the month prior to the submission of the Options Exercising Notification by the Beneficiary.

j.        criteria for establishing the exercising period

                The establishment of the exercising period took into account market practices as well as the criterion of reasonableness in terms of the time necessary such that the beneficiaries’ shares may impact the business in terms of growth and appreciation, the following proposal being established in the 2 (two) plans:

                The Options granted pursuant to the Stock Option Plan may be exercised by the Participants, observing the minimum vesting periods established below:

(a) Up to 1/3 (one third) of the total Options may be exercised after 1 (one) year as from the signature of the Stock Option Agreement;

(b) Up to 2/3 (two thirds) of the total Options may be exercised after 2 (two) years from the signature of the Stock Option Agreement; and

(c) The full amount of Options may be exercised after 3 (three) years from the signature of the Stock Option Agreement.

                On expiry of the minimum periods above – such periods being increased at the exclusive criterion of the Board of Directors in the Stock Option Agreement – the exercisable options shall be deemed Matured Options, the Beneficiary having in this way, acquired the right to exercise them at his sole discretion, observing the maximum validity term established for the options.

                The options granted pursuant to the Additional Stock Option Plan may be exercised by the Beneficiaries in accordance with the following provisions:

(a) Up to 1/3 of the total of the Options may be exercised after 1 (one) year from the signature of the Additional Stock Option Agreement;

(b) Up to 2/3 of the total of the Options may be exercised after 2 (two) years from the signature of the Additional Stock Option Agreement; and

(c) The full amount of options may be exercised after 3 (three) years from the signature of the Additional Stock Option Agreement.

k.       form of settlement

                Pursuant to the Law and specific regulations (notably CVM Instruction 390/03 and Law 6.404/76, as amended), in settlement of the Options, the Board of Directors may issue new shares within the limits of the authorized capital or by privately negotiating shares held as treasury stock.

l.        restrictions on the transfer of shares

                The shares acquired or subscribed in accordance with the rules of the two plans, “Stock Option Plan” and “Additional Stock Option Plan” and the individual option grant contracts are not subject to any restrictive period, the Beneficiary being permitted to freely trade such shares at any time.

m.    criteria and events which when detected, shall trigger suspension, amendment or extinguishment of the plan

                In the event of a corporate reorganization, whether by merger, incorporation or transformation of the Company, or in addition, in the event of the delisting of the Company from the New Market (Novo Mercado) segment, the Board of Directors shall decide as to the impact of the corporate reorganization on the Stock Option grants up to the date of the event.

                And, in the case of amendment to the number of shares, whether by a reverse stock split, stock split or stock dividend, the options and exercise price may be equally adjusted at the criterion of the Board of Directors in order to avoid any distortions and losses to the Company and/or to the Beneficiaries.

n.      effects of the withdrawal of the member of management from the corporate organs of the issuer on their rights pursuant to the compensation plan based on shares

                In accordance with the “Stock Option Plan” and the “Additional Stock Option Plan” the rules provided for the withdrawal from the company due to termination of the labor contract are as follows:

1. In the event that termination is voluntary or at the initiative of the Company without cause, the Matured Options shall have their validity period anticipated and shall be exercised within a maximum of 30 (thirty) days from notification of termination; and the Options which have still not matured shall be cancelled.

2. In the event of termination at the initiative of the Company for just cause, all the Options granted to the Beneficiary, including, but not limited to Matured Options, shall be cancelled as from the notification of termination.

3. The Options cancelled in accordance with the provisions in items 1 and 2 above shall not imply any indemnity rights to the Beneficiary.

4. The Stock Option Contracts or the Additional Stock Option Contracts shall be rescinded as from the termination date of the Beneficiary, this rescission not implying any indemnity rights to the Beneficiary.

5. The above provisions shall not apply where the executive officers are not reelected to their respective posts but remain on the payroll of the Company and/or the Controlled Companies. Under such circumstances the Stock Option Contracts or Additional Stock Option Contracts, as the case may be, shall remain in full force and effect under the same terms and conditions.

                In the event of retirement due to time of service or the permanent incapacity of the Beneficiary, the Matured Options may be exercised within the validity period established in the Stock Option Contract or in the Additional Stock Option Contract, as the case may be;  and the Options still to mature shall automatically be deemed Matured Options, immediately exercisable within the period of validity established in the Stock Option Contract or in the Additional Stock Option Contract, as applicable.

                In the event of the demise of the Beneficiary, the Options shall be transferred to the heirs and/or executors of the Beneficiary, the Matured Options being exercised within the new validity period of 12 (twelve) months as from the date of the Beneficiary’s decease; and the Options still not exercised shall be deemed immediately Matured Options, and may be exercised within a validity period of 12 (twelve) months as from the date of the Beneficiary’s decease.

13.5. Shares or quotas directly or indirectly held in Brazil or abroad and other securities convertible into shares or quotas, issued by the Company, its direct or indirect controlling shareholders, controlled or under common control companies, by directors, officers appointed as per bylaws and members of the supervisory board grouped by body, on the date of end of the last fiscal year

Shareholders Shares	Ordinary Shares	%
Major shareholders (*)	151,254,788	34.67
Management:
Board of Directors/ Management	4,730,429	1.09
Fiscal Council	-	-
Treasury shares	1,226,090	0.28
Other shareholders	279,025,316	64.01
	436,236,623	100
Outstanding shares on the market	279,025,316	64.01

(*) Shareholders who compose the voting agreement

13.6. Stock-based compensation recognized in the profit or loss for the past three fiscal years and that established for the current fiscal year, for the board of directors and officers appointed as per bylaws

Year: 2007	Board of Directors	Audit Committee	Executive Office
b. members	7	3	10
c. in relation to each granting of stock options
i. date granted	N/A	N/A	N/A
ii. quantity of options granted	N/A	N/A	N/A
iii. time before options become exercisable	N/A	N/A	N/A
iv. duration of the restriction on share transfer	N/A	N/A	N/A
v . weighted average exercise price of each of the following categories of option:
- open at the beginning of the fiscal year	N/A	N/A	N/A
- lost during the fiscal year	N/A	N/A	N/A
- exercised during the fiscal year	N/A	N/A	N/A
- expired during the fiscal year	N/A	N/A	N/A
d. fair value of the options on the date granted	N/A	N/A	N/A
e. potential dilution in the event all the options granted are exercised	N/A	N/A	N/A

Year: 2008	Board of Directors	Audit Committee	Executive Office
b. members	9	3	10
c. in relation to each granting of stock options
i. date granted	N/A	N/A	N/A
ii. quantity of options granted	N/A	N/A	N/A
iii. time before options become exercisable	N/A	N/A	N/A
iv. duration of the restriction on share transfer	N/A	N/A	N/A
v . weighted average exercise price of each of the following categories of option:
- open at the beginning of the fiscal year	N/A	N/A	N/A
- lost during the fiscal year	N/A	N/A	N/A
- exercised during the fiscal year	N/A	N/A	N/A
- expired during the fiscal year	N/A	N/A	N/A
d. fair value of the options on the date granted	N/A	N/A	N/A
e. potential dilution in the event all the options granted are exercised	N/A	N/A	N/A

Year: 2009	Board of Directors	Audit Committee	Executive Office
b. members	10	3	8
c. in relation to each granting of stock options
i. date granted	N/A	N/A	N/A
ii. quantity of options granted	N/A	N/A	N/A
iii. time before options become exercisable	N/A	N/A	N/A
iv. duration of the restriction on share transfer	N/A	N/A	N/A
v . weighted average exercise price of each of the following categories of option:
- open at the beginning of the fiscal year	N/A	N/A	N/A
- lost during the fiscal year	N/A	N/A	N/A
- exercised during the fiscal year	N/A	N/A	N/A
- expired during the fiscal year	N/A	N/A	N/A
d. fair value of the options on the date granted	N/A	N/A	N/A
e. potential dilution in the event all the options granted are exercised	N/A	N/A	N/A

Year: 2010	Board of Directors	Audit Committee	Executive Office
b. members	11	3	8
c. in relation to each granting of stock options
i. date granted	N/A	N/A	5/3/2010
ii. quantity of options granted	N/A	N/A	592.000
iii. time before options become exercisable	N/A	N/A	2011 - 1/3 of the Shares 2012 - 2/3 of the Shares 2013 - 3/3 of the Shares
iv. duration of the restriction on share transfer	N/A	N/A	N/A
v . weighted average exercise price of each of the following categories of option:			-
- open at the beginning of the fiscal year	N/A	N/A	-
- lost during the fiscal year	N/A	N/A	-
- exercised during the fiscal year	N/A	N/A	-
- expired during the fiscal year	N/A	N/A	-
d. fair value of the options on the date granted	N/A	N/A	R$7.77
e. potential dilution in the event all the options granted are exercised	N/A	N/A	0.07% of the Company Ordinary Shares

13.7. Outstanding options for directors and officers appointed as per bylaws at the end of the last fiscal year

Not applicable.

13.8. Options exercised and shares delivered under the stock-based compensation plan for the directors and officers appointed as per bylaws in the past three fiscal years

                Not applicable because no option was exercised until this moment.

13.9. Information necessary to understand the data disclosed in items 13.6 to 13.8 (including the method of pricing the shares and options), indicating:

a.   pricing model

BRF Brasil Foods S.A. uses the Black-Scholes-Merton model to price the options under its Stock Option Plan.

b.  data and assumptions used in the pricing model, including the average weighted price of the shares, strike price, expected volatility, life of the options, expected dividends and risk free interest rate.

Considering that the values relative to the cycle of option grants for 2010 reflect grants executed up to the preparation date of this form, the following assumptions were used for pricing the options under BRF’s Stock Option Plan:

✓  Share price: the closing price on the trading day immediately prior to the grant date (BMF&BOVESPA - ticker BRFS3);

✓  Strike Price: result of the average closing price (BMF&BOVESPA – ticker BRFS3) for the  20 trading days previous to the date of the options grant, restated in accordance with the IPCA;

✓  Option duration: The Options granted pursuant to the Stock Option Plan may be exercised by the Participants, respecting the minimum vesting periods established below: (a) up to 1/3 (one third) of the total of the options may be exercised after 1 (one) year from the date of signature of the Stock Option Agreement; (b) up to 2/3 (two thirds) of the total of the options may be exercised after 2 (two) years from the signature of the Stock Option Agreement; (c) the entire number of Options may be exercised after 3 (three) years from the signature of the Stock Option Agreement; and (d) the maximum term of 5 (five) years following the grant for exercising the options;

✓  Risk Free Rate: the risk free rate was based on the NTN-B (National Treasury Note) as of the pricing date and with a maturity equivalent to the life of the option;

✓  Dividend yield: the company’s dividend payment track record was considered over the past 4 years; and

✓  Volatility of the company’s par shares: for this item, considering the facts  of  (a) the merger between the companies Perdigão S.A. (BRF)  and Sadia S.A. on May 19 2009  and (b)  the incorporation of the shareholding bases of the companies on September  22 2009; also considering the prevailing accounting standards (CPC10,B13, B25-b  and B26), which serve as parameters as to the calculation under some circumstances  with identifiable factors that can indicate which value based on non-adjusted historical data constitutes a relatively poor forecast; BRF used a weighted volatility between the track record of the par shares  issued by the company and  a panel of similar entities  with distinct weightings in order to establish the rate of volatility.

c. method used and assumptions made for incorporating the expected effects of early exercising.

In accordance with the option grant pricing methodology (Black-Scholes-Merton) and the characteristics of BRF’s Stock Option Plan, no assumptions were made for incorporating the effects of early exercising.

d. manner of determining expected volatility.

Considering the facts  of  (a) the merger between the companies Perdigão S.A. (BRF)  and Sadia S.A. on May 19 2009  and (b)  the incorporation of the shareholding bases of the companies on September  22 2009; also considering the prevailing accounting standards (CPC10,B13, B25-b  and B26), which serve as parameters as to the calculation under certain circumstances  with identifiable factors that can indicate what value based on non-adjusted historical data constitutes a relatively poor forecast; BRF used a weighted volatility between the track record of the par shares  issued by the company and  a panel of similar entities  with distinct weightings in order to establish the rate of volatility.

e. if any other characteristic of the option was incorporated in its fair value.

Not applicable.

13.10. Prevailing private pension plans granted to directors and officers appointed as per bylaws

	Board of Directors	Executive Officers
b. number of members	N/A	08
c. Plan name	N/A	Perdigão Pension Plan
d. amount of managers that comprises conditions for retirement[1]	N/A	01
e. conditions for early retirement	N/A	- reaching the age of 55 years old - 10 years of credited service (participating on the plan) - termination of employment with the sponsor
f. updated value of accumulated contributions in the pension plan until the end of last fiscal year less the portion relating to contributions made directly by administrators[2]	N/A	R$ 4,101,464.31
g. cumulative total value of contributions made during the last social year, less the portion relating to contributions made directly by administrators	N/A	R$ 438,491.81
h. if there is the possibility of redemption and what conditions	N/A	There is no provision for redemption, except on the termination of employment
[1]Fulfills the conditions, however, it is necessary to assure the termination of employment. [2]Total value of contributions from sponsor (since joining the plan) plus the profitability.

13.11. Board of directors, board of executive officers appointed under bylaws and supervisory board (past three fiscal years)

Anual	Board Office			Board of Directors			Supervisory Board
	12/31/2009	12/31/2008	12/31/2007	12/31/2009	12/31/2008	12/31/2007	12/31/2009	12/31/2008	12/31/2007
Number of members	8	10	10	10	9	7	3	3	3
Value of the largest individual remuneration	1,367,333.33	1,881,217.25	1,897,045.81	465,436.81	440,187.30	438,850.88	139,440.30	131,874.42	111,739.73
Value of the smallest individual remuneration	521,169.57	488,271.76	466,570.67	232,744.36	123,238.74	185,655.41	92,970.30	90,262.44	82,899.21
Average value of individual remuneration	701,531.13	740,583.19	686,836.54	263,804.49	228,434.39	206,185.04	108,460.32	102,074.07	111,015.26

13.12. Agreements, insurance policies or other instruments that structure mechanisms of compensation or indemnity for members of management in case of removal from office or retirement (including financial consequences to the Company)

                Not applicable

13.13. Percentage of total compensation of each body, recognized in the Company’s profit or loss, for members of the board of directors, board of executive officers appointed as per bylaws and supervisory board, who are direct or indirect related persons of the controlling shareholders, as defined in the applicable accounting rules

                Not applicable.

13.14.    Amounts recognized in the Company’s profit or loss as compensation of members of the board of directors, board of executive officers appointed under bylaws and the advisory board, grouped by body, due to any reason other than the function they hold, such as commissions and provision of consulting or advisory services

                Not applicable.

13.15.    Amounts recognized in the profit or loss for the past three fiscal years of direct or indirect controlling shareholders, companies under common control and subsidiaries of the Company, as compensation for members of the board of directors, board of executive officers appointed under bylaws and fiscal council, grouped by body, specifying at which title such amounts were assigned to such individuals

                Not applicable.

13.16.    Other information the Company deems it relevant

                Not applicable.

14. Human Resources

14.1. Company’s Human Resources

                a. number of employees

Year: 2007	Employees
Brazil	96,943
Abroad	231
Total	97,174

Year: 2008	Employees
Brazil	118,864
Abroad	724
Total	119,588

Year: 2009	Employees
Brazil	113,369
Abroad	690
Total	114,059

                b. number of outsourced workers

2007	2008	2009
16,049	17,659	15,147

                c. Turnover índex

2007	2008	2009
18.50%	25.70%	25.00%

                d. Company’s exposure to labor liabilities and contingencies

                On December 31st, 2009, we were party to 10,508 labor claims, with the main claims arising from divergent interpretations on compliance with rules and regulations in respect to overtime, additional amounts in regards to the work environment, indirect terminations, illnesses and injuries allegedly contracted at work. Based on our past experience and advice from legal counsel, provisions were made for losses in the amount of R$ 84.0 million, which we believe is sufficient to cover probable losses.

14.2. Significant alterations in the numbers disclosed in item 14.1 above

                For item 14.1 above, we used information of our Company and its Subsidiaries

14.3. Policies of compensation to the Company’s employees, including:

                a. wage policy and variable compensation.

                BRF – Brasil Foods S.A. employees receive both fixed and variable compensation.  The compensation policy is established in accordance with market practices, and the variable compensation is tied to achievement of pre-established goals approved at the start of each fiscal year, as part of the Profit and Income Sharing Program.

                This compensation policy stimulates the desire to achieve results and recognizes when pre-defined goals are reached and exceeded, generating directional benchmarks and calling attention to the indicators considered critical to the company’s strategy and results, and which ultimately matches shareholder interests.

                b. benefits policy.

                The Benefits Policy of BRF – Brasil Foods S.A. to its employees is established as a supplement to social needs, and is in line with market practices, so that the employee is able to perform his/her functions in a calm and dedicated manner.

                Therefore, employees are offered an attractive benefits package, consisting of:

✓ Health and Dental Insurance

✓ Life Insurance

✓ Meal Vouchers

✓ Basic Basket of Household Goods

✓ Transportation Vouchers

✓ Private Retirement Plan

                c. characteristics of the stock based compensation plans for non-management employees.

                The Stock Option Purchase Plan offered by BRF to non-management employees adheres to the same criteria as described previously in items 13.4 to 13.8 of this form.

i.      Beneficiary groups

         Pursuant to the terms of the Plan, only directors, whether appointed pursuant to company by-laws or not, of BRF – Brasil Foods S.A. and/or its Controlled Companies will be eligible beneficiaries of the Options Plan.

ii.    Conditions for exercise

For acquisition of the Shares, pursuant to the Approved Plan and option agreements, the Beneficiary shall comply with the vesting period as described in item (iii) below.  Once the vesting period has lapsed and should there be interest by the Beneficiary to exercise the option, Beneficiary shall this by written express notice.

If no legal impediments are verified, the Board of Directors in an ordinary meeting held in the month immediately following receipt of the Exercise Notice shall further the respective increase in Company share capital within the authorized share capital limits; or take all action necessary to authorize private negotiation of Shares held in treasury for the purpose of granting the Participants the Shares corresponding to the Mature Options.

Exercise of the option, made pursuant to the terms of this item, shall be put in writing by execution of the of the Share Subscription Agreement; Share Purchase Agreement or any other document to be determined by the Board of Directors and/or by the financial institution responsible for recording the Shares, which shall necessarily contain the following information:

(a) the number of Shares acquired or subscribed; (b) the Strike Price; and (c) the form of payment.

Payment may be made by the Beneficiary within 5 (five) business days after the Shares are registered in his/her name.

iii.  Term for Exercise

The Options granted under the Stock Option Purchase Plan may be exercised by the Participants, provided there is compliance with the minimum vesting periods set out below:

(a) Up to 1/3 (one-third) of all Options may be exercised after 1 (one) year from signing the Option Agreement;

(b) Up to 2/3 (two-thirds) of all Options may be exercised after 2 (two) years from signing the Option Agreement; and

(c) All the Options may be exercised after 3 (three) years from signing the Option Agreement.

Once these minimum terms established above have lapsed, which may be extended at the sole discretion of the Board of Directors in the Option Agreement, the exercisable Options shall be considered Mature Options, and thus the Beneficiary has the right to exercise these at his/her sole discretion, provided that there is compliance with the maximum term of validity in respect to the Options, which is 5 years as from the date of the Option Agreement.

iv.  Number of shares committed under the plan

The number of shares committed by the BRF Stock Option Purchase Plan, subject of the options granted in fiscal year 2010, to employee directors not appointed pursuant to company by-laws is 948,011 shares at the present time, with dilution potential in case all the options granted are exercised of 0.11% of the total nominal shares of Company issue.

14.4. Relationship between the Company and unions

                BRF - Brasil Foods recognizes lawfully constituted entities and the important role exercised by such entities, through establishment of processes for dialogue and negotiation, pursuant to the laws in force, the ethical principles guiding this Code and good market practices.

                Full negotiations are undertaken with union organizations through their legal representatives, guided by respect, responsibility and transparency, reconciling interests in a true, autonomous and free manner, with no tolerance for discriminatory positions based on union ideology.

15. CONTROL

15.1. Controlling shareholder or group of controlling shareholders

                Not applicable.

15.2. Groups of shareholders who act jointly or represent same interests, with ownership interest higher than or equal to 5% of a same class or type of shares and that are not listed in item 15.1.

Shareholders	Common Shares	%
Caixa de Previd. Dos Func. Do Banco do Brasil (1)	115,590,442	13.25
Fundação Petrobrás de Seguridade Social - Petros (1)	86,521,026	9.92
Tarpon Investimentos (2)	43,773,390	5.02
Fundação Vale do Rio Doce de Seg. Social - Valia (1)	41,917,772	4.80
Fundação Sistel de Seguridade Social (1)	13,286,082	1.52
FPRV2 Andorinha Fund. Inv. Mercado (3)	6,523,204	0.74
FPRV1 Sabiá FIM Previdenciário (3)	1,066,000	0.12
	308,677,916	35.38

Treasury Shares	2,288,382	0.26

Others	561,506,948	64.36

	872,473,246	100.00

(1)    Pension Funds are controlled by participating employees of the respective companies.

(2)    This fund is not included in the agreement signed by the Pension Funds.

(3)    Investment Fund held exclusively by Fundação de Assistência e Previdência Social do BNDES-FAPES. The common shares currently held by this fund are tied to the voting agreement signed by the Pension Funds.

15.3. Capital distribution, as ascertained in the last shareholders’ meeting

Last Shareholders' Meeting	03/31/2010
Individual Investors	33,672
Institutional Investors	2,862
Financial Institutions	800

Outstanding Shares

Common Shares	611,227,314	70.06%
Preferred Shares	0	0%
Total	611,227,314	70.06%

15.5. Shareholder agreement filed with the issuer’s head office or to which the controlling shareholder is a party, regulating the exercise of the voting right or the transfer of Company shares

                a. Parties

                b. date of execution

                c. term

                d. description of the clauses on the exercise of the voting right and the control power

                e. description of the clauses on the appointment of member of management

                f. description of the clauses on share transfer and preemptive right

                g. description of the clauses that restrict or bind the voting right of members of the board of directorsAcordo de acionistas arquivado na sede do emissor ou do qual o controlador seja parte

By this private instrument, parties undersigned:

(i)               Caixa de Previdência dos Funcionários do Banco do Brasil - Previ, a closed entity of complementary social benefits, with head office located at the City of Rio de Janeiro, State of Rio de Janeiro, at Praia de Botafogo, nº 501, 3º e 4º andares, enrolled with the Brazilian Registry of Legal Entities of Ministry of Finance (“CNPJ/MF”) under number 33.754.482/0001-24 (“Previ BB”);

(ii)             Fundação Sistel de Seguridade Social, a closed entity of complementary social benefits, with head office located at the City of Brasília, Federal District, at SEPS, Quadra 702/902, Conjunto B, Bloco A, 1º e 2º andares, Edifício General Alencar, enrolled with the CNPJ/MF under number 00.493.916/0001-20 (“Sistel”);

(iii)           Fundação de Assistência e Previdência Social do BNDES - Fapes, a closed entity of complementary social benefits, with head office located at the City of Rio de Janeiro, State of Rio de Janeiro, at Av. República do Chile, 230, 8º andar, enrolled with the CNPJ/MF under number 00.397.695/0001-97 (“Fapes”);

(iv)           Real Grandeza - Fundação de Previdência e Assistência Social, a closed entity of complementary social benefits, with head office located at the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Mena Barreto, 143, enrolled with the CNPJ/MF under number 34.269.803/0001-68 (“Real Grandeza”);

(v)             Caixa de Previdência dos Funcionários do Sistema Banerj - Previ-Banerj – In Extra Judicial Winding-Up, a closed entity of complementary social benefits, with head office located at the City of Rio de Janeiro, State of Rio de Janeiro, at Rua do Ouvidor, nº 121, 24º andar, enrolled with the CNPJ/MF under number 34.054.320/0001-46 (“Previ Banerj”);

(vi)           Fundação Petrobrás de Seguridade Social - Petros, a closed entity of complementary social benefits, with head office located at the City of Rio de Janeiro, State of Rio de Janeiro, at Rua do Ouvidor, nº 98, 8º andar, enrolled with the CNPJ/MF under number 34.053.942/0001-50 (“Petros”);

(vii)         Fundação Vale do Rio Doce de Seguridade Social - Valia, a closed entity of complementary social benefits, with head office located at the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Graça Aranha, 26, térreo, 5º e 6º andares, enrolled with the CNPJ/MF under number 42.271.429/0001-63 (“Valia” and, collectively with Previ BB, Sistel, Fapes, Real Grandeza, Previ Banerj, Petros, are herein referred to as “Shareholders” and, each one of them, “Shareholder”);

And, as an intervener consenting party:

(viii) Perdigão S.A., company with head office located at the City of São Paulo - SP, at Av. Escola Politécnica, nº 760 - 2º andar, Bairro Jaguaré, enrolled with the CNPJ/MF under number 01.838.723/0001-27 (“Company” and, collectively with Shareholders, “Parties”);

WHEREAS, Company Shareholders have decided to unify all classes of Company shares into a single class of common shares;

WHEREAS, Company Board of Directors called up a Special Meeting of Shareholders, holders of issuing preferred shares thereof to resolve, on March 8, 2006, on the conversion of Company issuing preferred shares into common shares (“Conversion”);

WHEREAS, on March 8, a Extraordinary General Meeting shall be called up in which Company shareholders shall resolve, among other issues, on the Conversion and shares Stock Split of Company, in the proportion of 1:3 (“Stock Split”);

WHEREAS, if Company shareholders approve the Conversion and Stock Split, Shareholders shall hold, jointly, less than 50% of Company voting capital;

WHEREAS, Shareholders intend to establish such new agreement in order to regulate the voting exercise of Shareholders in certain matters;

SHAREHOLDERS HEREBY RESOLVE to execute this Shareholders Voting Agreement (“Voting Agreement”), which shall be governed by terms and conditions as follows:

ARTICLE I - CAPITAL STOCK AND SHARES RELATED HEREOF

1.1. Company capital stock as of this Voting Agreement, fully subscribed and paid-up, equals to Eight Hundred Million Brazilian Reais (R$800,000,000.00), divided into Fifteen Million, Four Hundred and Seventy One Thousand, and Nine Hundred and Fifty Seven (15,471,957) common shares and Twenty Nine Million, One Hundred and Eighty Thousand, Four Hundred and Twenty Seven (29,180,427) preferred shares, all nominative and with no par value, and, if Conversion and Stock Split are approved, such capital stock shall be divided into One Hundred and Thirty Three Million, Nine Hundred and Fifty Seven Thousand and One Hundred and Fifty Two (133,957,152) common shares, all nominative and with no par value.

1.2. This  Voting Agreement bonds all Company issuing shares existent and owned, directly or indirectly, by Shareholders as of this date, as well as all other shares owned, directly or indirectly, by Shareholders on April 12, 2006, at the time immediately after the confirmation of effectiveness of Conversion and Stock Split (“Shares”).

1.2.1. Direct and indirect Shareholders interest on Company capital stock, as of this date, is described as follows:

Shareholders	Common Shares		Preferred Shares		Interest on Total Capital
	Amount of Shares	%	Amount of Shares	%	Amount of Shares	%
Previ BB	2,865,317	18.52	3,972,428	13.61	6,837,745	15.31
Fapes	2,040,884	13.19	0	0.00	2,040,884	4.57
Librium Fundo de Investimento em Ações*	0	0.00	967,126	3.31	967,126	2.17
Petros.	2,255,562	14.58	2,814,061	9.64	5,069,623	11.35
Sistel	2,766,914	17.88	95,830	0.33	2,862,744	6.41
Valia	303,609	1.96	1,544,786	5.29	1,848,395	4.14
Real Grandeza	1,579,469	10.21	0	0.00	1,579,469	3.54
Previ – Banerj	514,805	3.33	151,060	0.52	665,865	1.49

TOTAL	12,326,560	79.67	9,545,291	32.71	21,871,851	48.98

* Fund exclusively designed for Fapes.

1.2.2. Shareholders shall execute, on April 12, 2006, an amendment to this Agreement, in which respective direct and indirect interests on Company capital stock after the Conversion and Stock Split shall be described.

1.2.3. Company shares, which are to be subscribed and/or acquired by Shareholders in the future, at any manner, including arising out of share Stock Split (except for shares resulting from Stock Split), share bonus, dividend distribution, option exercise or otherwise, shall not be bound to this Voting Agreement.

1.2.4. Such bond is entitled exclusively in respect of voting right on Shares, and Shareholders are free to, at any time, transfer and encumber, in any manner, totally or partially, Shares thereof, without any expression of other Shareholders.

1.3. In the event any of Shareholders transfers Shares thereof to third parties, such transferred Shares shall be automatically unbound from this Agreement. Likewise, any Shareholders whose interest on Company capital stock is reduced to less than one per cent (1%) shall be automatically unbound from this Agreement.

ARTICLE II – PRIOR MEETINGS

2.1. Prior to any General Meeting or meeting of Company Board of Directors resolving on any of matters provided for in item 2.2, Shareholders, called up as of item 2.3, shall meet, in a prior meeting (“Prior Meeting”), in order to define how such vote shall be exercised by representatives in compliance with this Voting Agreement.

2.2. Such Prior Meeting shall be compulsory for a General Meeting and meeting of Company Board of Directors resolution concerning the following matters:

                a) election of members of Company Board of Directors;

                b) election of members of Company Directorship;

                c) election of members of Company Fiscal Council; and

d) any of matters itemized on Article 136 of Brazilian Law 6.404, dated December 15, 1976 (“Brazilian Corporate Law”).

2.3. Prior Meetings shall be called by any of members of Company Board of Directors or by any of Parties, upon a written notice sent, by any communication means and to the addresses described in item 5.1 below, with at least five (5) business days in advance, and such meetings shall be held on Company headquarters – or in other place previously agreed by all Shareholders – with at least forty eight (48) hours before such General Meeting or meeting of Board of Directors. Alternatively, upon express consent of all Shareholders, Prior Meetings shall be held by conference call, videoconference or electronic mail. Calling notices of Prior Meetings shall include the list of matters to be discussed and a copy of all supporting documents once required to discuss such matters.

2.4. Prior Meetings shall be held regardless the number of present Shareholders, and each one of Shareholders is entitled to be represented by a person legally invested with representation powers and resolution powers on such Prior Meeting.

2.5. Each Share grants to the holder hereof one (1) vote on Prior Meetings. All resolutions of Shareholders in Prior Meetings shall be taken by the simple majority of votes of Shareholders present (50% + 1 Share), with the exception of election of members to Company Board of Directors and Fiscal Council, which shall follow Articles III and IV below.

2.6. The absence of any of Shareholders to a Prior Meeting regularly called up and established shall imply in respective consent to the resolution once taken by vote on Shares held by Shareholders present at such meeting.

2.7. The Chairman of General Meeting or the person who presides the meeting of Company Board of Directors shall not compute the vote of a Shareholder or representative of Shareholders on Board of Directors in violation to this Voting Agreement or resolutions of a Prior Meeting. On that event, any representative of other Shareholders may, submitting a copy of the minutes of such Prior Meeting in which that matter was decided by Shareholders, request that such violating vote is considered and computed on the matter previously approved on that Prior Meeting.

2.8. Each of Shareholders herein, as of Article 126, paragraph first, of Brazilian Corporate Law, irrevocably and unconditionally, grants powers one to another in order to be represented, as the case may be, in any General Meeting in which any of Shareholders is absent and in which a matter already decided in a Prior Meeting is discussed, with powers to exercise voting rights of such absent Shareholder, consonant to a decision taken in respect of such matter on such Prior Meeting. The power herein granted shall be valid while this Voting Agreement is in force, as of Article 118, paragraph 7, of Brazilian Corporate Law and Article 685 of Brazilian Civil Code.

2.9. Without prejudice to the provision in items 2.7 and 2.8 above and in Article 118 of Brazilian Corporate Law, the possible computation of votes in General Meetings or in a meeting of Board of Directors in disagreement to a provision resolved in a Prior Meeting shall imply on the invalidity of such vote and the nullification of a taken resolution, when such invalid vote is determinant for such resolution, without prejudice to the right of Shareholder interested in promoting the specific execution of such disagreed obligation and ask for damages.

2.10. The minutes of Prior Meeting may be written in the form of a summary as provided for in Article 130, paragraph first, of Brazilian Corporate Law, the presentation of Vote in separate and objections -- which, initialized by all presents, shall be filed by Shareholders – and such minutes shall include, clearly and precisely, Shareholders resolution and the voting instructions for representatives thereof – in General Meetings and meetings of Company Board of Directors resolving on any of matters provided for in item 2.2 above – shall express or approve in respective company organizations.

2.11. For the purposes of execution of the matter hereof, Shareholders may annually designate a “Trustee of  Voting Agreement”, with the specific function of caring respective performance, informing Shareholders on matters of resolution in General Meetings or in meetings of Company Board of Directors and, if it is the case, acting as a sole representative of Shareholders in General Meetings of Company.

ARTICLE III – ELECTION OF MEMBERS OF BOARD OF DIRECTORS

3.1. As of By-Laws, Board of Directors shall be comprised of seven (7) members, but at least 20% of them shall be Independent Directors, elected by General Meeting of Company (“General Meeting”), with a term of office of two (2) years, being reelection permitted.

3.1.1. For the purposes of item 3.1. above “Independent Director” shall bear the same meaning as of Regulation of New Market (“Novo Mercado”) of Bovespa.

3.2. Until the Annual Meeting of Company to be held up in 2007, Shareholders shall express their votes in a manner that members of Company Board of Directors are chosen as follows: (i) one (1) Independent Director in order to fulfill the percentage provided for in item 3.1 above, and whose name shall be defined by Shareholders in a Prior Meeting, once item 2.5 above is followed; and (ii) other six (6) candidates, each one of them indicated by the following Shareholders: Previ BB, Sistel, Fapes, Real Grandeza, Petros and Valia. Others may not object the names of such candidates, except in the event of failure of compliance of legal provisions.

3.2.1. Shareholders referred to in item 3.2(ii) above shall not be entitled to indicate one (1) member to the list of candidates for vacancies of Company Board of Directors if they are not part of this Agreement. On that event, candidates chosen by Shareholders in a Prior Meeting, once item 2.5 above is followed, shall fulfill such vacancies as of item 3.2 above.

3.2.2. On General Meetings resolving the election of members of Company Board of Directors, Shareholders are bound to vote as a block on the list of candidates as of item 3.2 above.

3.3. As of the Annual Meeting of Company to be held up in 2007, including in respect of an election to the Board of Directors, upon such election of Company Board of Directors, Shareholders shall submit a complete list of candidates to vacancies of Board of Directors. Such list, to be defined in a Prior Meeting, shall be comprised of: (i) three (3) candidates, (a) who shall not be persons linked to any of Shareholders (thus understood as persons who are employees or managers of any of Shareholders or, still, linked or subject to any associative bond to any of Shareholders), (b) who shall be skilled in a technical and/or business manner, acknowledged by financial and capital markets for respective excellence, and (c) at least, one of these directors shall be qualified as an Independent Director. The names of such candidates shall be defined by Shareholders in a Prior Meeting, once item 2.5 above is followed; and (ii) other four (4) candidates, each one of them indicated by four (4) major Shareholders of Company at the time. Others may not object the names of such candidates, except in the event of failure of compliance of legal provisions.

3.3.1. On General Meetings resolving the election of members of Company Board of Directors, Shareholders are bound to vote as a block on the list of candidates as of item 3.2 above.

3.4. If a multiple vote proceeding is requested, each candidate of the list comprised by Shareholders representatives shall be considered a candidate for the Board of Directors, and Shareholders shall distribute their votes in order to ensure (i) the election of as many as possible candidates and (ii) that vacancies on Company Board of Directors are occupied by Shareholders representative, are distributed among them, and respective interests on Company voting capital shall be observed, as an order of preference in allocating votes.

3.5. On General Meetings held up to fulfill a vacancy of Board of Directors, Shareholders shall vote in order to elect a substitute presented by the same Shareholder who indicated the director to be substituted.

3.6. Any of Shareholders may substitute, at any time and without justification, members of Board of Directors once indicated, and Shareholders herein are bound to (i) hold up or cause that a General Meeting is held up, to be made as quickly as possible, in order to resolve on that matter and (ii) vote in a manner that this item is fulfilled.

3.7. Shareholders are bound to instruct members of Company Board of Directors elected by them in order to vote on meetings of Board of Directors as decided in Prior Meetings and in accordance with provisions hereof.

3.8. Shareholders are bound to remove any director designated by them who fails to fulfill the provisions or instructions of vote given by Shareholders in compliance with this Voting Agreement (holding up or causing a General Meeting to be held up, to be made as quickly as possible, in order to resolve on that matter and voting as provided for herein), and possible resolutions taken in disagreement with such instruction shall be void and ineffective when the vote given by such director was a determinant factor for such resolution. A new meeting for hearing such matter shall be made, exceptionally, within five (5) days of that meeting in which void decisions are eventually taken. On that new meeting, resolutions not in accordance with provisions of this Voting Agreement shall be revised or instructions and recommendations established in Prior Meetings.

3.9. It is a prior condition to the designation and election of a member of Company Board of Directors that the Director indicated by any of Shareholders executes an instrument consenting to this Voting Agreement, in which (i) he/she declares to be acknowledged of the contents hereof and is bound to be in total compliance, especially as to the uniform voting obligation and in block as decided in Prior Meetings and (ii) he/she declares jointly liable with the Shareholder electing him/her, by defaults once caused by his/her acts.

3.10. The right of designation of members to the Board of Directors, as provided for in this Article III, is not conveyable to third parties.

ARTICLE IV – ELECTION OF MEMBERS OF FISCAL COUNCIL

4.1. As of By-Laws, Fiscal Council shall be comprised by three (3) effective members and their respective substitutes. The scope and operation of Fiscal Council shall follow the provisions of By-laws and applicable law.

4.2. Members of Fiscal Council to which Shareholders are entitled to designate shall be chosen in a Prior Meeting, once item 2.5 above is observed, and Previ Banerj shall be entitled to choose one (1) member and its respective substitute. At least one (1) member of Fiscal Council designated by Shareholders and its respective substitute shall have proven skills in fields of accounting, auditing, and finance, characterizing such person as a financial expert.

4.3. On General Meetings concerning the election of members of Company Fiscal Council, Shareholders are bound to vote in block on candidates in respect of item 4.2 above.

ARTICLE V - NOTICES

5.1. All notices, communications and/or letters provided for herein or required as of this Agreement shall be submitted in writing, in Portuguese language and, except if expressly established otherwise herein, shall be sent as letter personally delivered or via fax, and considered received by the other Party upon receipt or any other means capable of proving the date of receipt and contents of communication. Communications shall be submitted for the addresses as follows:

If to Company:

Perdigão S.A.

At. Investor Relations

Av. Escola Politécnica, nº 760 - 2º andar, Bairro Jaguaré

São Paulo - SP

Telephone: (5511) 3718-5418

Fax: (5511) 3718-5297

E-mail: acoes@brasilfoods.com

If to Previ:

Previ – Caixa de Previdência dos Funcionários do Banco do Brasil

At. Diretoria de Participações

Praia de Botafogo, nº 501, 3º e 4º andares

Rio de Janeiro - RJ

Telephone: (5521) 3870-1060

Fax: (5521) 3870-1219

E-mail: dipar@previ.com.br

If to Sistel:

Fundação Sistel de Seguridade Social

At. Carlos Alberto Cardoso Moreira

SEPS, Quadra 702/902, Conjunto B, Bloco A, 2º andar, Edifício General Alencar

Brasilia - DF

Telephone: (5561) 3317-7267

Fax: (5561) 226-4146

E-mail: cardoso@sistel.com.br

If to Fapes:

Fundação de Assistência e Previdência Social do BNDES - Fapes

At. Raul Brockmann de Oliveira

Av. República do Chile, 230, 8º andar

Rio de Janeiro - RJ

Telephone: (5521) 3088-5216

Fax: (5521) 3088-5202

E-mail: raulbrockmann@fapesbndes.org.br

If to Petros:

Petros – Fundação Petrobrás de Seguridade Social

At. Ricardo Malavazi Martins

Rua do Ouvidor, nº 98, 8º andar

Rio de Janeiro - RJ

Telephone: (5521) 2506-0588

Fax: (5521) 2506-0570

E-mail:malavazi@petros.com.br

If to Valia:

Fundação Vale do Rio Doce de Seguridade Social - Valia

At. Manuel Cordeiro Silva Filho

Av. Graça Aranha, 26, térreo, 5º e 6º andares

Rio de Janeiro - RJ

Telephone: (5521) 3814-9807

Fax: (5521) 3814-2240

E-mail: cordeiro@cvrd.com.br

If to Real Grandeza:

Real Grandeza - Fundação de Previdência e Assistência Social

At. Ermindo Cecchetto Junior

Rua Mena Barreto, 143

Rio de Janeiro - RJ

Telephone: (5521) 2528-6916

Fax: (5521) 2538-1557

E-mail: ermindo@frg.com.br

If to Previ - Banerj:

Caixa de Previdência dos Funcionários do Sistema Banerj - Previ-Banerj – In Extra Judicial Winding-Up

At. Jose da Silva Crespo Filho

Rua do Ouvidor, nº 121, 24º andar

Rio de Janeiro - RJ

Telephone: (5521) 2526-7226

Fax: (5521) 2507-1080

E-mail: gabinete@previbanerj.com.br

5.2. Parties are allowed to change their addresses for notices provided in item 5.1. above by a written notice as of this Article V.

ARTICLE VI – TERM

6.1. This Voting Agreement shall be in force (i) until the addition of shareholding percentage jointly owned by Parties, and bonded to this Voting Agreement, is under 20% of Company capital stock, event in which this Voting Agreement shall be lawfully terminated, or (ii) by a period of five (5) years, whichever comes first.

6.2. Without prejudice to provision of item 6.1 above, any of Shareholders may, at any time, upon notice to the other Shareholders, withdraw this Agreement, thus unbinding Shares thereof.

ARTICLE VII – CONFIDENTIALITY

7.1. Each one of Shareholders shall keep in secrecy all Confidential Information acquired from Company by virtue of this Voting Agreement or in any other form, including terms and conditions hereof. Such restrictions shall not be applied to the information that (a) is made public in any manner other than by defaulting of confidentiality herein established; (b) is known by Parties as proved by written documents in respective possession; (c) are disclosed to Parties by a third party not bound by any confidentiality obligation; (d) are made by or on behalf of any of Parties, not based in any confidential information received as of this Agreement; (e) whose disclosure is required by virtue of law, regulation, judicial decision or any governmental authority with jurisdiction or (f) is disclosed to any professional consultant of Parties in respect of the fulfillment of activities thereof; provided, however, that any Shareholder may disclosed Confidential Information to third parties (that, in any event, can be a competitor of Company) with whom the Shareholder is negotiating the sale of its Shares, in the event such third party has entered into a confidentiality agreement providing to such third party the obligations of: (i) keeping the secrecy of Confidential Information, as of terms and conditions herein; (ii) using Confidential Information for the specific purpose of assessing the acquisition of Shares and (iii) returning or destroying Confidential Information in its possession if the sale of Shares is not made, as instruction of such Shareholder. All Shareholders shall use their best efforts in order to limit the number of third parties to which they disclose Confidential Information in virtue of a potential sale of Shares such Shareholder is the owner.

7.2. For the purposes of item 7.1 above, “Confidential Information” means any information related to Company activities, respective businesses or clients, which is confidential or pertaining to the Company or its clients.

7.3. The obligation provided for in item 7.1. shall subsist for five (5) years after the termination of this Agreement.

ARTICLE VII – GENERAL PROVISIONS

8.1. If any provision of this Voting Agreement is considered null, illegal or unenforceable by a legal provision or legal decision, other provisions hereof shall remain valid and in full force. In the event of such nullification, illegality or unenforceability of any provision or article hereof, Shareholders shall handle in good faith the amendment of such provision, in order to reflect the original intention of Parties considering the transactions hereof as effective and as close as possible of what it has been originally agreed.

8.2. The provisions of this Voting Agreement may be changed or waived, since such change or waiver is made in writing and signed by all Shareholders.

8.3. The failure to act or delay of any Parties in exercising any right, prerogative or privilege in this Voting Agreement shall not imply on a waiver, and the total or partial exercise of such rights shall not prejudice the future exercise of such rights or any other right. Rights and resources provided for herein shall be cumulative and do not preclude other rights and resources provided for in applicable law.

8.4. This Voting Agreement and rights and obligations arising therefrom shall not be assigned nor transferred by any of Parties without the express consent of others.

8.5 This Voting Agreement shall inure and bind the Parties, any successors, authorized assignees and legal representatives.

8.6 This Voting Agreement shall become in force in April 12, 2006. This Voting Agreement comprises the full understanding of Parties in respect of matters once handled and substitutes, as of date of effectiveness, all prior understandings and agreements in respect of the matter hereof, especially the Private Instrument of Shareholders Agreement of Perdigão S/A executed on October 25, 1994.

8.7. The obligations of this Voting Agreement shall be the object of a specific performance as of Articles 461, 632 and 639 of Brazilian Code of Civil Proceedings. In order to obtain such specific performance, Shareholders (i) shall submit a copy of this Agreement to the Company, for filing in its headquarters, as Articles 40 and 118 of Brazilian Corporate Law and (ii) acknowledge and confirm that this Agreement is an extra judicial performance instrument, as provided for in Article 585 of Brazilian Code of Civil Proceedings.

ARTICLE IX – APPLICABLE LAW AND DISPUTE RESOLUTION

9.1. This Voting Agreement shall be governed under the laws of Federative Republic of Brazil.

9.2. All disputes, controversies or differences among Parties arising out of this Voting Agreement, including the interpretation, validity, performance, enforceability, default or termination, shall be amicably solved by Parties, through negotiations in good faith. If an agreement is not reached until thirty (30) days, as of the date when Parties began their understandings to solve such dispute, such dispute shall be referred to an arbitral proceeding in the city of Rio de Janeiro, to be conducted in accordance with arbitration rules established on the Regulation of Capital Market Arbitration Chamber instituted by Bovespa (“Regulation”).

9.3. It is hereby established that any disputes referred to arbitration as provided for in item 9.2. above shall follow the summary proceeding provided in Chapter 8 of Regulation.

9.4. Parties hereto waive, up to the limit allowed by law, the right to enter any measure against the arbitral decision, whether questioning the validity or performance thereof. The performance of arbitral decision may be required to any tribunal or court with jurisdiction. The arbitral decision shall be final and binds all Parties, and the provisional measure may be maintained, revisited or changed by Arbitral Chamber.

9.5. For the purposes of item 9.7. only, and in order to obtain a provisional measure, the courts of Capital of State of Rio de Janeiro are hereby elected, with the exclusion of any other court, regardless how privileged it may be.

9.6. The provisions of this Article shall remain in force until the termination of all matters or disputes arising out of this Voting Agreement.

9.7. Except for lawyers fees of Parties, which shall be in charge of each of Parties, other expenses and arbitral costs shall be borne by Parties as determined in arbitral decision.

And in witness whereof, Parties hereto execute this Voting Agreement in eight (8) counterparts in the presence of witnesses hereinbelow undersigned.

São Paulo, March 6, 2006.

________________________________________________

BRF – Brasil Foods S.A.

Name:                                                 Name:

Title:                                                     Title:

______________________________________________________

Caixa de Previdência dos Funcionários do Banco do Brasil - Previ

Name:                                                 Name:

Title:                                                     Title:

________________________________________________

Fundação Sistel de Seguridade Social

Name:                                                 Name:

Title:                                                     Title:

________________________________________________

Fundação de Assistência e Previdência Social do BNDES - Fapes

Name:                                                 Name:

Title:                                                     Title:

_______________________________________________

Real Grandeza - Fundação de Previdência e Assistência Social

Name:                                                 Name:

Title:                                                     Title:

________________________________________________

Caixa de Previdência dos Funcionários do Sistema Banerj –

Previ-Banerj – In Extra Judicial Winding Up

Name:                                                 Name:

Title:                                                     Title:

________________________________________________

Fundação Petrobrás de Seguridade Social - Petros

Name:                                                 Name:

Title:                                                     Title:

________________________________________________

Fundação Vale do Rio Doce de Seguridade Social - Valia

Name:                                                 Name:

Title:                                                     Title:

Witnesses:

1. ________________________                                                         2. ________________________

Name:                                                                                                Name:

Identity Card Number:                                                                Identity Card Number:

15.6. Relevant alterations in the participation of the members of the control group and management of the Company

Decentralize control from our entrance into New Market in April 2006.

The pension funds of shares voting agreement described below hold 28.0% of our common shares on December 31, 2009, compared with 46.1% being held on December 31, 2006. Significant changes in the ownership percentage of any major shareholder since December 31, 2006 are described below.

• There were offerings of our shares in 2007 and 2009. Some of our major shareholders have endorsed the rights of these offers. New issues have diluted the percentage of shares held by our major shareholders who did not participate in offers.

• With respect to the acquisition, for our part, of Eleva in 2008, our board of directors approved the merger of 54% of the shares held by shareholders of Eleva Eleva in our company, according to an exchange ratio of 1.74308853 shares of Eleva Perdigao per share, resulting in the issuance of 20.2 million new shares.

• In October 2007, PREVI - BANERJ sold all of our common shares held by him, representing 1.2% of our capital stock, in trading on the Stock Exchange of Sao Paulo.

• In October and November 2007, FAPES transferred shares held by him representing 2.06% of our capital stock for public trading on the Bolsa de Valores de Sao Paulo and FPRV1 Sabia F1 Multimarket Welfare, held as a fund recipient by FAPES.

• In 2008, Sabia FPRV1 F1 Multimarket Welfare sold shares held by it representing 1.32% of our capital stock to the public on the Bolsa de Valores de Sao Paulo.

• In 2008 and 2009, the Royal Greatness sold all of our common shares held by him, representing 1.72% of our capital stock, in trading on the Stock Exchange of Sao Paulo.

• With respect to our association with Sadia, we issued 37,637,557 new ordinary shares to the shareholders of HFF, the holding company formed by former controlling shareholders of Sadia purposes of the Association as part of the merger of shares of HFF to BRF, the first step Our association with Sadia.

• In July 2009, also issued 115 million shares, including shares subject to American Depositary Shares in a public offering. In August 2009, we issued 17.5 million additional common shares under the exercise by the coordinators in their choice of additional lot. These emissions further diluted the percentage held by our pre-existing shareholders.

• In separate general meetings held on August 18, 2009, the common shareholders of Perdigao and Sadia approved the final step of the association, according to Sadia which became our wholly owned subsidiary and holders of common and preferred shares of Sadia received BRF's common shares through the issuance of 59,390,963 new ordinary shares. The shares were issued to shareholders on September 22, 2009. The issuance of new shares diluted the percentage of shares held by pre-existing shareholders. Overall effectiveness was given to the association.

• In abril/2010, Tarpon Investimentos SA ("Tarpon") in compliance with CVM Instruction No. 358, art. 12, purchased common shares of BRF – Brasil Foods SA. - owned investment funds and portfolios under discretionary management of Tarpon reached 43,773,390, representing 5.02% of total shares issued by the Company. The purpose of the acquisitions is investment, not seeking to change the composition of the control. Such funds and portfolios are not holders of warrants or other subscription rights or options to purchase shares of the Company and no agreement regulating the exercise of voting rights of such funds and portfolios are part.

15.7. Provide other information that the issuer deems it relevant

                All relevant information was included in the preceding items.

16. RELATED-PARTY TRANSACTIONS

16.1. Describe the issuer’s rules, policies and practices for related-party transactions, as defined by the applicable accounting rules

According to the Novo Mercado regulations, our company must disclose and send the São Paulo Stock Exchange information relating to any agreements entered into by our company with our controlled companies and affiliates, officers and any controlling shareholders, and, moreover, any agreements entered into by our company with controlled companies and affiliates of the officers and controlling shareholders as well as other companies that, together with these persons, compose a single group, in fact or in right, provided that such agreements, whether or not they involve one single agreement or successive agreements or the same or different purposes, have a value greater than or equal to R$0.2 million or 1% of our net equity in any period of one year, whichever is greater.

The information disclosed should include a description of the purpose of the relevant agreement, its term, value, termination provisions and any influence that this greement may have over the management and operations of our company.

16.2.Related-party transactions that (i) under the accounting standards, should be disclosed in the financial statements (Company and consolidated); (ii) have been executed over the past three fiscal years; (iii) are in force in the current year

Existent Amount (in Reais million)
Name of Related-Party	Date	Relation to the Company	Total Amount	31.03.2010	31.12.2009	31.12.2008	31.12.2007	Amount of related party	Duration
Perdigão Agroindustrial S.A.	12/31/2008		-	-	-	29.064	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Trade accounts receivable
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Instituto Perdigão de Sustentabilidade	12/31/2008		-	-	-	4.867	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Trade accounts receivable
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Sino dos Alpes Alimentos Ltda.	12/31/2008		-	-	-	910	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Trade accounts receivable
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Avipal Nordeste S.A.	12/31/2009		-	-	11.219	8.957	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Trade accounts receivable
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Avipal S.A. Alimentos	12/31/2008		-	-	-	1.772	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Trade accounts receivable
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
UP! Alimentos Ltda.	3/31/2010		-	3.149	2.684	-	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Trade accounts receivable
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Perdigão Europe Ltda.	3/31/2010		-	138.443	172.229	1.238	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Trade accounts receivable
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Perdigão International Ltd.	3/31/2010		-	194.703	545.696	-	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Trade accounts receivable
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Sadia S.A.	3/31/2010		-	20.262	5.886	-	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Trade accounts receivable
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Avipal S.A. Construtora e Incorporadora	12/31/2006		-	5	5	5	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Dividends and interest on shareholders' equity
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Sadia S.A.	9/12/2009		-	15.206	36.646	-	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Dividends and interest on shareholders' equity
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Sadia S.A.	12/17/2009		-	39.610	-	-	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Dividends and interest on shareholders' equity
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Perdigão Agroindustrial S.A.	12/31/2006		66.500	-	-	(66.426)	(6.022)	Not possible to measure	12/31/2009
Relation with the Company		Subsidiary
Agreement object		Loan
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Instituto Perdigão de Sustentabilidade	11/1/2007		5.000	5.379	5.240	-	-	Not possible to measure	12/31/2008
Relation with the Company		Subsidiary
Agreement object		Loan
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Avipal Nordeste S.A.	12/31/2005		18.766	-	(3.328)	-	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Loan
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Perdigão Trading S.A.	3/1/2003		300	2.532	2.467	-	-	Not possible to measure	12/31/2010
Relation with the Company		Subsidiary
Agreement object		Loan
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Perdigão International Ltd.	7/1/2006		5.273	(11.033)	(10.056)	-	-	Not possible to measure	12/31/2010
Relation with the Company		Subsidiary
Agreement object		Loan
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Highline International	12/31/2008		3.500	(3.248)	(3.175)	-	-	Not possible to measure	12/31/2010
Relation with the Company		Subsidiary
Agreement object		Loan
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Establecimiento Levino Zaccardi y Cia S.A.	06/27/2003		5.685	4.151	4.058	7.874	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Loan
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Perdigão Agroindustrial S.A.	12/31/2008		-	-	-	6.081	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Trade accounts payable
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Sino dos Alpes Alimentos Ltda.	3/31/2010		-	85	85	8.062	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Trade accounts payable
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Avipal Nordeste S.A.	12/31/2009		-	-	14.404	24.961	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Trade accounts payable
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Avipal S.A. Alimentos	12/31/2008		-	-	-	89	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Trade accounts payable
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
UP! Alimentos Ltda.	3/31/2010		-	759	1.706	3.813	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Trade accounts payable
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Perdigão International Ltd.	3/31/2010		-	1.256	1.209	-	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Trade accounts payable
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Establecimiento Levino Zaccardi y Cia S.A.	3/31/2010		-	326	-	-	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Trade accounts payable
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Sadia S.A.	3/31/2010		-	4.489	1.270	-	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Trade accounts payable
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
PSA Laboratório Veterinário	03/30/2008		25.000	17.577	17.577	-	-	Not possible to measure	12/31/2009
Relation with the Company		Subsidiary
Agreement object		Advance for future capital increase
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
PSA Laboratório Veterinário	03/20/2007		3.000	3.000	3.000	-	-	Not possible to measure	12/31/2008
Relation with the Company		Subsidiary
Agreement object		Advance for future capital increase
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Sadia S.A.	7/1/2009		3.500.000	2.919.000	2.260.000	-	-	Not possible to measure	12/31/2010
Relation with the Company		Subsidiary
Agreement object		Advance for future capital increase
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Perdigão Agroindustrial S.A.	06/25/2008		100.000	-	-	-	69.238	Not possible to measure	12/31/2009
Relation with the Company		Subsidiary
Agreement object		Advance for future capital increase
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Avipal Nordeste S.A.	12/31/2009		-	-	50.016	-	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Others assets and liabilities
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Batávia Alimentos S.A.	12/31/2009		-	-	1.356	7.703	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Revenue
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Sino dos Alpes Alimentos Ltda.	12/31/2009		-	-	5.505	2.484	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Revenue
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Avipal Nordeste S.A.	3/31/2010		-	45.049	189.954	24.616	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Revenue
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Avipal S.A. Alimentos	12/31/2009		-	-	1.436	11.267	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Revenue
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
UP! Alimentos Ltda.	3/31/2010		-	1.822	1.750	-	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Revenue
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Perdigão Europe Ltda.	3/31/2010		-	141.458	525.994	-	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Revenue
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Perdigão International Ltd.	3/31/2010		-	568.439	1.849.876	-	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Revenue
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Sadia S.A.	3/31/2010		-	36.776	11.574	-	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Revenue
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Perdigão Agroindustrial S.A.	12/31/2009		-	-	(21.530)	(33.332)	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Cost of goods sold
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Batávia Alimentos S.A.	12/31/2008		-	-	-	(46.581)	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Cost of goods sold
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Perdigão Agroin Mato Grosso Ltda.	12/31/2008		-	-	-	(2.602)	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Cost of goods sold
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Sino dos Alpes Alimentos Ltda.	12/31/2009		-	-	(7.190)	(10)	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Cost of goods sold
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Avipal Nordeste S.A.	3/31/2010		-	(89.168)	(289.399)	(148.045)	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Cost of goods sold
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Avipal S.A. Alimentos	3/31/2010		-	(3)	(383)	(1.026)	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Cost of goods sold
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
UP! Alimentos Ltda.	12/31/2009		-	-	(27.212)	-	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Cost of goods sold
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Establecimiento Levino Zaccardi y Cia S.A.	3/31/2010		-	(321)	(6.548)	-	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Cost of goods sold
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Sadia S.A.	12/31/2009		-	-	(5.310)	-	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Cost of goods sold
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Perdigão Agroindustrial S.A.	12/31/2009		-	-	(586)	(2.552)	3.015	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Financial income (expense) net
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Instituto Perdigão de Sustentabilidade	3/31/2010		-	137	329	-	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Financial income (expense) net
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Avipal Nordeste S.A.	3/31/2010		-	(5.197)	(216)	(127)	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Financial income (expense) net
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Avipal S.A. Alimentos	12/31/2008		-	-	-	(293)	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Financial income (expense) net
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Avipal S.A. Construtora e Incorporadora	12/31/2008		-	-	-	2	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Financial income (expense) net
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Perdigão Trading S.A.	3/31/2010		-	65	87	-	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Financial income (expense) net
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Perdigão International Ltd.	3/31/2010		-	(12)	(97)	-	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Financial income (expense) net
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Establecimiento Levino Zaccardi y Cia S.A.	12/31/2009		-	-	33	186	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Financial income (expense) net
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A

17. CAPITAL STOCK

17.1. Capital stock

Autorization or approval date	Capital Value (Reais)	Date to paying in	Quantity of Common Share (Unities)	Quantity of Common Prefered (Unities)	Total Shares (Unities)
Type of capital	Paid capital
3/31/2010	12.553.417.853,36		872.473.246	0	872.473.246

Type of capital	Autorized Capital
3/31/2010	12.553.417.853,36		1.000.000.000	0	1.000.000.000

17.2. Increase in the capital stock of the Company

Date of the decision	Institution which resolved the increase	Date of issuance	Total issuance amount (reais)	Type of subscription	Ordinary (units)	Preferred(units)	Total of Shares (units)	Subscription/Previous Capital	Issuance price	Ratio
12/12/2007	Board of Directors Meeting	12/18/2007	900,000,000.00	Public	20,000,000	0	20,000,000	56.25%	45.00	R$ per unit
Discretion to the determination of issuance price

The offering price was calculated following the conclusion of the procedure for the collection of investment intentions (bookbuilding) undertaken by the lead underwriter of the Offering and the intentions of the institutional investors to the subscription and acquisition of the Offered Shares pursuant to Paragraph 1, Section III of Article 170 of Law 6,404/76 and CVM Instruction 400 of December 29 2003;

Paying in of capital	The shares were to be publicly distributed in Brazil, in the nonorganized over-the-counter market on the basis of a standby settlement agreement;
01/14/2008	Board of Directors Meeting	01/14/2008	33,489,000.00	Public	744,200	0	744,200	1.33956%	45.00	R$ per unit
Discretion to the determination of issuance price	As greenshoe, the same value of the distribution
Paying in of capital

Paid up in cash in the act of subscription in the local currency of Brazil, with the exclusion of preemptive rights pursuant to the provisions in section I of Article 172 of the Joint Stock Companies’ Law and under the provisions of Article 5

02/21/2008	Board of Directors Meeting	02/21/2008	911,553,795.00	Public	20,256,751	0	20,256,751	35.98017576%	45.00	R$ per unit
Discretion to the determination of issuance price	Financial settlement of the Public Offering for the Acquisition of Common Shares of Eleva Alimentos S.A.
Paying in of capital

Shares issued by Eleva (with the exception of those held by the Company) and attributed to the shareholders of Eleva (with the exception of the
Company) pursuant to the exchange ratio of 1 (one) new common share issued by the Company for every 1.74308855 common share issued by Eleva, pursuant to Article 5, Paragraph 1 of the Company’s Bylaws

Date of the decision	Institution which resolved the increase	Date of issuance	Total issuance amount (reais)	Type of subscription	Ordinary (units)	Preferred(units)	Total of Shares (units)	Subscription/Previous Capital	Issuance price	Ratio
7/8/2009	Extraordinary Shareholders Meeting	7/8/2009	1,482,889,902.75	Private	37,637,557	0	37,637,557	43.04415244%	39.40	R$ per unit
Discretion to the determination of issuance price	Conference of 226,395,405 shares issued by HFF, based on the economic value of such shares, in the amount of R$ 1,482,889,902.75 by issuing 37,637,557 new common, nominative shares without face value
Paying in of capital	The shareholders of HFF shall receive 0.166247 common shares issued by the Company in substitution for each common share issued by HFF to be merged into the shareholders’ equity of the Company
07/21/2009	Board of Directors Meeting	07/27/2009	4,600,000,000.00	Public	115,000,000	0	115,000,000	93.34541173%	40.00	R$ per unit
Discretion to the determination of issuance price

The issue price was calculated on the basis of market value criteria after the completion of the road show and the conclusion of bookbuilding procedures by the coordinators of the Global Offering, taking in to account orders from institutional investors for subscription and acquisition of the Offering Shares pursuant to the provisions of Paragraph 1, Item III and Paragraph 7 of Article 170 of Law 6.404/76 and CVM Instruction 400 of December 29, 2003, such criteria being the most appropriate to determine the fair price of the Offering Shares

Paying in of capital	Paid in upon their subscription in Reais
08/18/2009	Extraordinary Shareholders Meeting	08/18/2009	2,335,484,255.61	Public	59,390,963	0	59,390,963	24.51197006%	39.32	R$ per unit
Discretion to the determination of issuance price	Based on the equity value of the shares issued by Sadia, which were merged
Paying in of capital	Conversion of 25,904,595 common shares and 420,650,712 preferred shares issued by Sadia, based on the equity value of such shares, through the issuance of 59,390,963 new registered common shares
08/20/2009	Board of Directors Meeting	08/20/2009	690,000,000.00	Public	17,250,000	0	17,250,000	5.81619903%	40.00	R$ per unit
Discretion to the determination of issuance price	As greenshoe, the same value of the Public Offering
Paying in of capital

Paid up at sight, upon the act of subscription, in Brazilian currency, excluding the right of preference in conformity with the provision in subsection I, of Article 172 of the Joint Stock Companies Law and pursuant to Article 5, Paragraph 1 of the Company’s Bylaws

17.3. Stock splits, grouping and bonus shares

                Not applicable

17.4. Decrease in the capital stock of the Company

                Not applicable

17.5. Provide other information the issuer deems it relevant

                All relevant information was included in the preceding items.

18. SECURITIES

18.1. Rights attaching to each class of shares

Security:  Common Share

Tag along:  100%

Dividend payment

Twenty-five percent (25%) from the net income of each year as a mandatory minimum dividend, in accordance with Section 202 of Law No. 6,404/76, to be paid with respect to all shares of stock of the corporation.

Voting Right: Full

Conversion into another class of share, indicating (i) conditions and (ii) effect on capital stock:  No

Capital reimbursement rights: Yes

Description of reimbursement rights:

Any shareholder who exercises withdrawal rights is entitled to receive book value for its shares, based on our most recent audited balance sheet approved by our shareholders. However, if the resolution giving rise to the withdrawal rights is made more than 60 days after the date of our most recent balance sheet, a shareholder may request that its shares be valued in accordance with a new balance sheet dated no more than 60 days prior to the date of the resolution. In such case, we are obligated to pay 80% of the refund value of the shares based on the most recent balance sheet approved by our shareholders, and the remaining balance must be paid within 120 days after the date of the resolution at the shareholders’ meeting that gave rise to withdrawal rights based on the new balance sheet.

Trading restrictions: No

Conditions for change in rights attaching to securities:

According to the Company’s Bylaws, Section 9 - At the discretion of the Board of Directors or the shareholders’ meeting, any issue of stock, convertible debentures and warrants to be placed by sale on a stock exchange, or through public subscription, or an exchange of shares in onnection with a public offering may be made without or with limited preemptive rights to the shareholders, as provided by Law and these Bylaws and Section 14- In addition to the powers granted by law and these Bylaws, the following powers are vested in the shareholders: To take action with respect to stock dividends and any stock split and reverse stock split; To take action on the allocation of the profit for the fiscal year and a distribution of dividends, as proposed by the directors and officers; To take action on the elisting from the New Market (“Novo Mercado”) of the São Paulo Stock Exchange – BOVESPA (“BOVESPA”); To take action for cancellation of  registration with CVM as a publicly-held corporation, subject to the provisions of Article VII of these Bylaws;

Other relevant characteristic:

According to the Company’s Bylaws, Section 37, Any Purchasing Shareholder that acquires or becomes the owner of twenty percent (20%) or more of all shares of the capital stock of the Corporation shall, within not more than thirty (30) days from the date of acquisition or event resulting in such share ownership being equal to or higher than twenty percent (20%) of all shares of the capital stock of the Corporation, register or, if the case may be, apply for the registration of a Public Offering with respect to all shares of the capital stock of the Corporation, subject to applicable CVM regulations, the rules of BOVESPA and the provisions of this Section.

18.2. Rules of the Bylaws that limit the voting rights of majority shareholders or require them to make tender offers

All shareholders have the same voting rights, one share equals one vote. Below are described the sections of our by-laws relative to this subject.

SECTION 34 – The sale of THE CORPORATE CONTROL in the Corporation (as defined in Paragraph One of this Section), either directly or indirectly, in a single transaction or a series of successive transactions, must be agreed upon under a condition precedent or subsequent that the purchaser of such corporate control will make a public offering (the “Public Offering”) of the remaining shares of the Corporation, subject to the terms of and within the time limits prescribed by prevailing legislation and the New Market Listing Regulations, so that the holders of such  shares will receive the same treatment as is accorded to the selling Controlling shareholder.

Paragraph One – For purposes of these Bylaws, any capitalized terms will have the following meanings:

“Purchasing Shareholder” means any person, including, but not limited to, any individual or entity, investment fund, joint ownership scheme, securities portfolio, universality of rights, or other form of organization, residing, domiciled or with registered office in Brazil or abroad, or a Group of Shareholders, who purchase shares of the capital stock of the Corporation, whether or not representing a Controlling Power.

“Controlling Shareholder” means a shareholder or Group of Shareholders, as defined below, who exercises a Controlling Power in the Corporation.

“Selling Controlling Shareholder” means a Controlling Shareholder that disposes of the Controlling Power in the Corporation.

“Outstanding Shares” means all shares issued by the Corporation, except such shares as are held by the Controlling Shareholder, any persons related to the Controlling Shareholder, directors and officers of the Corporation and treasury shares.

“Corporate Control” (and such related terms as “Controlled by”, “under common Control with” or “Controlling Power”) means the power, either directly or indirectly, to effectively manage the corporate affairs and direct the operation of the governing bodies of the Corporation, as a matter of fact or law.

“Group of Shareholders” means a group of two or more persons: (a) linked by contracts or agreements of any nature, including any shareholders’ agreements, whether directly or through any companies Controlled by, Controlling or under common Control with such persons; or (b) having a controlling relationship with respect to one another, whether directly or indirectly; or (c) who are under common Control with another person; or (d) representing the same interest. Persons representing the same interest include, by way of example: (d.1) any person directly or indirectly holding ten percent (10%) or more of the capital stock of another person; and (d.2) two persons ten percent (10%) or more of the capital stock of which is directly or indirectly owned by a third person. Any joint venture, investment fund or club, foundation, association, trust, joint ownership scheme, cooperative, securities portfolio, universality of rights, or any other form of organization or undertaking, whether organized in Brazil or abroad, will be deemed to be part of a same Group of Shareholders whenever any two or more such entities: (i) are controlled or managed by the same legal entity or by parties having a relationship with the same legal entity; or (ii) have a majority of its directors and officers in common with each other or one another.

“Exercise of Widespread Controlling Power” means such Controlling Power as is exercised by: (i) a shareholder owning less than fifty percent (50%) of the capital stock of the Corporation; (ii) shareholders that as a group own more than fifty percent (50%) of the capital stock of the Corporation, provided that such shareholders are not parties to a voting trust, are not under common control and do not represent a common interest; and (iii) shareholders who are parties to a shareholders’ agreement and who, collectively, own less than fifty percent (50%) of the capital stock of the Corporation.

Paragraph Two – Where the acquisition of the Corporate Control results in the imposition on the purchaser of such Corporate Control of an obligation to make the Public Offering required under Section 37 of these Bylaws, the tendered price will be the greater of the prices determined according to this Section 34 and Section 37, Paragraph Two of these Bylaws.

Paragraph Three – The Selling Controlling Shareholder shall not transfer title to the shares owned by such selling Controlling shareholder or selling Controlling Group of Shareholders, and the Corporation shall not record any transfer of shares representing the Corporate Control unless and until the Purchasing Shareholder signs the relevant Statement of Adherence referred to in the New Market Listing Regulations.

Paragraph Four – The Corporation will refrain from recording any transfer of shares to any shareholder(s) that may become the holder(s) of a Controlling Power, unless and until such Controlling shareholder(s) signs/sign the relevant Statement of Adherence.

Paragraph Five – No Shareholders’ Agreement providing for exercise of Controlling Power shall be filed with the Corporation’s registered office if the signatories thereof have not subscribed the Statement of Adherence referred to in Paragraph Three of this Section.

SECTION 35 – The public offering referred to in the preceding Section must also be made: (i) upon an assignment for financial consideration of interests exercisable for newly-issued shares and other securities or interests convertible into or exercisable for newly-issued shares which may result in the sale of the Corporate Control in the Corporation; and (ii) in the event of the Control in the Controlling Shareholder of the Corporation, in which case such selling Controlling shareholder will be required to disclose to BOVESPA the value assigned to the Corporation in such sale, as well as the supporting documentation therefore.

SECTION 36 – Any person that is already a shareholder of the Corporation and acquires the Controlling Power of the Corporation as a result of a share purchase agreement entered into with the Controlling Shareholder for any number of shares, will be required: (i) to make a public offering as provided in Section 34 of these Bylaws; (ii) to compensate any shareholders from whom such person may have purchased shares on a stock exchange within a period of six (6) months preceding the date of transfer of the Corporate Control in the Corporation for the excess, if any, of the price paid to the Selling Controlling Shareholder over the market quotation of the Corporation’s shares during the aforesaid period, as properly adjusted according to the positive variation in the Extended Consumer Price Index (Índice de Preços ao Consumidor Amplo – IPCA) (“IPCA”) up to the date of payment of such compensation; (iii) as the case may be, to take action as appropriate to restore the minimum twenty-five percent (25%) requirement of the total outstanding shares of the Corporation within a period of six (6) months following the acquisition of the Corporate Control.

SECTION 37 – Any Purchasing Shareholder that acquires or becomes the owner of twenty percent (20%) or more of all shares of the capital stock of the Corporation shall, within not more than thirty (30) days from the date of acquisition or event resulting in such share ownership being equal to or higher than twenty percent (20%) of all shares of the capital stock of the Corporation, register or, if the case may be, apply for the registration of a Public Offering with respect to all shares of the capital stock of the Corporation, subject to applicable CVM regulations, the rules of BOVESPA and the provisions of this Section.

Paragraph One – In such case, the following procedures will be applicable: (i) the Public Offering must be made indistinctly to all shareholders of the Corporation; (ii) the shares must be sold by auction on BOVESPA; (iii) the Public Offering must be launched for a price determined as provided in Paragraph Two of this Section; and (iv) the Public Offering must be a cash offer in lawful Brazilian currency for the shares of the capital stock of the Corporation.

Paragraph Two – The tendered price per share of the capital stock of the Corporation shall not be less than the greater of: (i) the economic value arrived at in a valuation report, subject to the provisions of Paragraph Three of this Section; (ii) one hundred and thirty-five percent (135%) of the issue price of the shares in any capital increase carried out through a public distribution within a period of twenty-four (24) months preceding the date as of which the Public Offering has become mandatory pursuant to this Section 37, as properly adjusted according to the IPCA up to the date of payment; and (iii) one hundred and thirty-five percent (135%) of the average market quotation per share of the capital stock of the Corporation during a period of thirty (30) days preceding the Public Offering on the stock exchange trading the greatest volume of shares of the capital stock of the Corporation.

Paragraph Three – The valuation mentioned in item (i) of the foregoing Paragraph Two will be the arithmetic mean of the midpoints within the range of economic value in two valuation reports, as determined according to the discounted cash flow method, provided that the variation between such midpoints does not exceed ten percent (10%). If the difference between such midpoints exceeds 10%, the economic value of the Corporation will be determined by an arbitration conducted pursuant to the terms of Section 46 of these Bylaws.

Paragraph Four – The valuation reports referred to in the preceding Paragraph shall be prepared by two leading financial institutions of recognized standing and experience in the food industry, one to be selected by the Corporation and the other by the Purchasing Shareholder from among major institutions providing advisory services in mergers and acquisitions to customers in Brazil at the time. The cost of the valuation reports shall be borne respectively by the Corporation and the Purchasing Shareholder.

Paragraph Five – A Public Offering made as referred to in the leading sentence of this Section will not preclude another shareholder of the Corporation or the Corporation itself, as the case may be, from making a competing Public Offering according to applicable regulations.

Paragraph Six – A Purchasing Shareholder must comply with any requests or requirements made by CVM based on applicable regulations with respect to a Public Offering, within the maximum periods prescribed therein.

Paragraph Seven – In the event a Purchasing Shareholder fails to comply with the obligations imposed by this Section, including as regards adherence to the maximum time limits for (i) making or applying for registration of a Public Offering, or (ii) complying with any requests or requirements of CVM, then the Board of Directors of the Corporation will call a special shareholders’ meeting, at which the Purchasing Shareholder will be barred from voting, to consider suspending exercise of such non-complying Purchasing Shareholder’s rights as provided in Section 120 of the Corporations Law, without prejudice to the liability of the Purchasing Shareholder for any loss or damage caused to the other shareholders as a result of such failure to comply with the obligations imposed by this Section.

Paragraph Eight – Any Purchasing Shareholder who acquires or becomes the holder of other interests in the Corporation, including by way of a life estate (usufruto) or fideicommissum, equal to twenty percent (20%) or more of all shares of the capital stock of the Corporation, will likewise be required to either register or apply for the registration of a Public Offering as described in this Section, within not more than thirty (30) days from such acquisition or event resulting in twenty percent (20%) or more of all shares of the capital stock of the Corporation being so held.

Paragraph Nine – Except as provided in Sections 44 and 45 of these Bylaws, the obligations established in Section 254-A of the Corporations Law and Sections 34, 35 and 36 of these Bylaws will not release a Purchasing Shareholder from compliance with the obligations prescribed by this Section.

Paragraph 10 – The provisions of this Section will not apply in the event a person becomes the holder of more than twenty percent (20%) of all shares of the capital stock of the Corporation by reason of: (i) statutory succession, on condition that the shareholder shall dispose of any excess shares within sixty (60) days from the relevant event; (ii) merger of another company into the Corporation; (iii) absorption of shares of another company by the Corporation; or (iv) subscription for shares of the Corporation in a single primary issue that is approved at a shareholders’ meeting called by the Board of Directors of the Corporation and with respect to which the proposed capital increase requires the issue price of the shares to be based on the economic value determined according to a valuation report on the economic and financial condition of the Corporation prepared by an expert firm of recognized experience in the valuation of publicly-held companies.

Paragraph 11 – For the purpose of calculating the percentage of twenty percent (20%) of all shares of the capital stock of the Corporation, as mentioned in the leading sentence of this Section, no involuntary increase in ownership interest resulting from cancellation of treasury shares or reduction of the capital stock of the Corporation entailing a cancellation of shares will be computed.

Paragraph 12 – If CVM regulations applicable to a Public Offering under this Section require adoption of any given criterion to determine the purchase price per share of the Corporation in the Public Offering, which criterion results in a purchase price higher than that determined pursuant to Paragraph Two of this Section, then the purchase price determined according to CVM regulations shall prevail with respect to such Public Offering.

Paragraph 13 – Any modification hereto limiting the right of the shareholders to a Public Offering under this Section, or the deletion of this Section, will require any shareholder(s) who may have voted favorably on such modification or deletion at a shareholders’ meeting to make a Public Offering under this Section.

SECTION 38 – Should it be resolved at a special shareholders’ meeting that the Corporation should delist from the New Market, the Controlling Shareholder of the Corporation shall make a public offering where the delisting is: (i) for the purpose of trading the shares outside the New Market; or (ii) caused by a corporate restructuring pursuant to which the shares of the Corporation resulting from such restructuring are not admitted to trading in the New Market. The minimum tendered price shall be equal to the economic value determined according to the valuation report referred to in Section 43 of these Bylaws.

SECTION 39 – The minimum tendered price stated in a public offering to be made by the Controlling Shareholder or the Corporation for the purpose of cancellation of registration as a publicly-held corporation shall be equal to the economic value determined according to the valuation report referred to in Section 43 of these Bylaws.

SECTION 40 – In the event of Exercise of a Widespread Controlling Power: (i) where the cancellation of registration as a publicly-held corporation is approved at a shareholders’ meeting, except in the case provided in Section 42 (ii) of these Bylaws, the public offering shall be made by the Corporation itself, and in this case the Corporation may only purchase the shares owned by those shareholders who have voted favorably on the cancellation of registration at such shareholders’ meeting, after having purchased the shares of all other shareholders who have not voted favorably on the aforesaid cancellation of registration and who have accepted such public offering; (ii) where the delisting of the Corporation from the New Market is approved at a shareholders’ meeting, whether for the purpose of registration for trading the shares outside the New Market or for a corporate restructuring as provided in Section 38 (ii) of these Bylaws, the public offering shall be made by the shareholders who have voted favorably thereon at such shareholders’ meeting.

SECTION 41 –In the event of Exercise of a Widespread Controlling Power and BOVESPA requires that the market quotation of securities of the Corporation be published separately or that trading of any securities issued by the Corporation be suspended in the New Market by reason of non-compliance with any obligations imposed by the New Market Listing Regulations, the Chairman of the Board of Directors shall, within not more than two (2) days from such requirement, in the computation of which time only the days in which the newspapers usually designated by the Corporation for corporate publications have circulated, call a special shareholders’ meeting to replace all members of the Board of Directors.

Paragraph One – If the Chairman of the Board of Directors fails to call the special shareholders’ meeting mentioned in the leading sentence of this Section within the prescribed time limit, any shareholder of the Corporation may do so.

Paragraph Two – The new Board of Directors elected at the special shareholders’ meeting mentioned in the leading sentence and in Paragraph One of this Section shall cure such noncompliance with obligations imposed by the New Market Listing Regulations within the shortest possible time or within a new time limit established by BOVESPA for such purpose, whichever is less.

SECTION 42 – In the event of Exercise of a Widespread Controlling Power and the delisting of the Corporation from the New Market results from non-compliance with any obligations imposed by the Listing Regulations: (i) if such non-compliance arises from a resolution of the shareholders’ meeting, the public offering shall be made by the shareholders who have voted favorably on the proposed action resulting in such non-compliance; and (ii) if such noncompliance arises from a management act or event, the Corporation shall make the public offering for cancellation of registration as a publicly-held corporation to all the shareholders of the Corporation. In the event the shareholders’ meeting decides to maintain the registration of the Corporation as a publicly-held company, the Public Offering shall be made by the shareholders who have voted favorably on such proposed action and, in this case, the provision of Section 40 (i) of these Bylaws will not apply.

SECTION 43 – The valuation report referred to in Sections 38 and 39 of these Bylaws shall be prepared by an expert firm of recognized experience, unrelated to the decision-making authority of the Corporation, its directors and officers and Controlling shareholders, in accordance with the requirements set out in Paragraph One of Section Eight of the Corporations Law, and contain an acknowledgement of responsibility as required under Paragraph Six of the said Section Eight.

Paragraph One – Selection of the institution or expert firm responsible for determining the economic value of the Corporation is reserved to the shareholders’ meeting based on a three name list of firms proposed by the Board of Directors. Action thereon shall be taken by the affirmative vote of an absolute majority of the Outstanding Shares at the shareholders’ meeting, provided that: (i) if the meeting is convened on first call, a quorum shall consist of not less than twenty percent (20%) of all Outstanding Shares; or (ii) where the meeting is convened on second call, a quorum may consist of any number of shareholders owning Outstanding Shares.

Paragraph Two –The costs of preparing the required valuation report shall be fully borne by the persons responsible for making the public offering.

SECTION 44 – A single Public Offering may be made for more than one of the purposes mentioned in this Article VII, in the New Market Listing Regulations or in CVM regulations, provided that it is possible to harmonize the requirements for the various forms of Public Offering, that no loss is incurred by any offeree and that, where required under applicable regulations, CVM’s authorization is obtained.

Sole paragraph. With the exception of those Public Offerings for delisting from the New Market and/or cancellation of registration as a publicly held company, the holding of a unified Public Offering may only be executed by a Company shareholder who holds a stake equal to, or more than 20% (twenty per cent) of the total shares issued by the Company, pursuant to the provision in Section 37.

SECTION 45 – The Corporation or the shareholders responsible for making a Public Offering under this Article VII, the New Market Listing Regulations or CVM regulations may secure the making of such Public Offering through any shareholder, a third party or the Corporation, as the case may be. Neither the Corporation nor a shareholder are released from the obligation to make the Public Offering until the Public Offering has been made in accordance with all applicable regulations.

18.3. Exceptions and suspensive clauses relative to financial or political rights established by the Bylaws

                The Bylaw neither establishes exceptions nor suspensive clauses with respect to asset or political interests.

18.4. Trading volume, with the highest and lowest prices at which securities traded at stock exchanges or organized over-the-counter market for each quarter of the last three fiscal years

Year	2009
Quarter	Security	Type	Market	Administrator	Financial traded volume (million Reais)	Highest Price (in Reais)	Low Price (in Reais)
12/31/2009	Shares	Common	Stock	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	4,135	24.30	19.80
09/30/2009	Shares	Common	Stock	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	5,041	24.88	18.52
06/30/2009	Shares	Common	Stock	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	2,240	20.50	14.25
03/31/2009	Shares	Common	Stock	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	1,099	16.82	12.96

Year	2008
Quarter	Security	Type	Market	Administrator	Financial traded volume (million Reais)	High Price (in Reais)	Low Price (in Reais)
12/31/2008	Shares	Common	Stock	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	1,491	19.10	13.60
09/30/2008	Shares	Common	Stock	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	2,216	22.90	16.90
06/30/2008	Shares	Common	Stock	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	2,594	22.69	19.80
03/31/2008	Shares	Common	Stock	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	2,153	26.65	17.53

Year	2007
Quarter	Security	Type	Market	Administrator	Financial traded volume (million Reais)	Highest Price (in Reais)	Low Price (in Reais)
12/31/2007	Shares	Common	Stock	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	2,642	24.48	18.80
09/30/2007	Shares	Common	Stock	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	1,732	20.63	15.25
06/30/2007	Shares	Common	Stock	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	1,661	19.08	13.34
03/31/2007	Shares	Common	Stock	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	1,048	15.10	12.26

18.5. Securities issued other than shares

Security	Senior Notes
Indentification of security	Notes
Issue date	January 21, 2010
Final date	January 28, 2020
Quantity (unities)	7,500
Total Value (Reais)	750.00
Restriction to circulation	Yes
Description of restriction

The notes have not been registered under the U.S. Securities Act of 1933, as amended, or the “Securities Act,” or the securities laws of any other jurisdiction. The notes are being offered only to qualified institutional buyers under Rule 144A under the Securities Act, or “Rule 144A,” and to persons outside the United States under Regulation S under the Securities Act, or “Regulation S.”

Convertibility	No
Possibility of redemption	Yes
Calculation formula for redemption amount

The Issuer may redeem the notes, in whole, but not in part, at any time at a redemption price equal to the greater of (1) 100% of principal amount thereof, and (2) the sum of the present values, calculated as of the redemption date, of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the redemption date) due after the redemption date through the Stated Maturity Date, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, plus in each case accrued and unpaid interest thereon and Additional Amounts, if any, to the redemption date.

Security Features

The Bonds, due to mature in January 28, 2020, will be issued with a coupon of 7.250% per year (yield to maturity 7.375%), payable semi-annually beginning on July 28, 2010. The Bonds received a Ba1 credit risk rating from Moody’s Investor Services and BB+ from Standard & Poor’s Ratings Services. The Bonds will be guaranteed by BRF and Sadia S.A. (“Sadia”) will be senior unsecured obligations of the Issuer, of BRF and of Sadia and rank pari passu with all other obligations of BRF and Sadia of a similar nature. BRF intends to use the proceeds of the Offer to extend its debt maturity profile as well as for general corporate purposes.

Security	Senior Notes
Indentification of security	Notes
Issue date	May 17, 2007
Final date	May 24, 2017
Quantity (unities)	2,500
Total Value (Reais)	250.00
Restriction to circulation	Yes
Description of restriction

The notes have not been registered under the U.S. Securities Act of 1933, as amended, or the “Securities Act,” or the securities laws of any other jurisdiction. The notes are being offered only to qualified institutional buyers under Rule 144A under the Securities Act, or “Rule 144A,” and to persons outside the United States under Regulation S under the Securities Act, or “Regulation S.”

Convertibility	No
Possibility of redemption	Yes
Calculation formula for redemption amount

The Issuer or Sadia may at any time  redeem, in whole but not in part, upon not less than 30 nor more than 60 days’ notice given in accordance with “– Notices” below (which notice shall be irrevocable), the Notes at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date) and Additional Amounts, if any, to the redemption date.

Security Features

The Notes will mature on May 24, 2017. Interest on the Notes will accrue at the rate of 6.875% per annum and will be due and payable semiannually in arrears in immediately available funds on each May 24 and November 24, commencing on November 24, 2007, to the Persons who are registered Holders at the close of business on each May 13 and November 13 immediately preceding the applicable interest payment date.Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

18.6. Brazilian markets in which issuer’s securities are traded

                The common shares of the Company are traded at the “Novo Mercado” segment of the São Paulo Stock Exchange.

18.7. Classes of securities traded on foreign markets, including:

                a) country;

                b) market;

                c) market entity in which securities are admitted to trading;

                d) date they were admitted to trading;

                e) trading segment, if any;

                f) date of listing on trading segment;

                g) trading volume abroad in relation to total trading volume of each class for the last year;

                h) deposit certificates abroad in relation to each class of shares, if any;

                i) depositary bank, if any; and

                j) custodian institution, if any

                BRF’s shares are traded on the New York Stock Exchange (NYSE) through a Level III ADR program. The Bank of Ney York is responsible for the shares custody.

                On October 20, 2000, ADSs representing our preferred shares beganto be traded in NYSE. On April 12, 2006, our preferred shares were converted into common shares. Since then, the ADSs represent our common shares. On May 31, 2010, there were 72,931,412 outstanding ADSs, representing 72,931,412 common shares, or 8.4% of our total outstanding shares.

 18.8. Public offerings made by issuer or third parties, including controlling companies and subsidiary and affiliated companies, related to issuer’s securities

At the end of 2007, Perdigão S.A successfully concluded a primary offering with the issue of 20 million new shares at a price of R$45.00 per share. Ratification and paying-in of funds of R$900.0 million took place on December 18, 2007, priority being given to the settlement of the cash portion of the Eleva acquisition. On January 14, 2008, as a result of the demand for the offering, the over-allotment option was partially exercised, we issued additional 744,200 shares, at the same price in the amount of R$33.5 million, the capital stock increased to R$2,500 million, represented by 186,701,352 common book-entry shares.

On July 21, 2009, a Board of Directors meeting approved an increase in our capital stock within the limits of the authorized capital in the amount of R$4.6 billion, to R$9,527,933,697.75 through the issuance of 115,000,000 common shares, all book entry and with no par value, through a primary public offering in Brazil, in the non-organized over-the-counter market, and in the overseas market, including shares in the form of American Depositary Shares evidenced by American Depositary Receipts.

On August 20, 2009, the Board of Directors, within the limit of the authorized capital, in connection with the exercise of the option to purchase additional shares exercised by lead underwriter, in the amount of 17,250,000 common, nominative, book-entry shares, with no par value, at the issuance price of R$40.00 per share, resulting in the increase in capital stock, within the limit of the Company’s authorized capital in the amount of R$690.0 million, representing an increase in the capital stock to R$12,553,417,953.36, represented by 436,236,623 common shares.

18.9. Tender offerings made by issuer for third-party shares

On February 21, 2008, the Board approved the incorporation of 54% of the shares held by the shareholders of Eleva in Perdigão S.A., in accordance with the exchange ratio of 1.74308855 shares of Eleva for one share of our Company, upon issuance of 20.2 million shares. As a result, our outstanding share capital was increased to R$3,445,042,795.00, represented by 206,958,103 common shares, without par value (of which 430,485 were common shares held in treasury).

On July 8, 2009, a shareholders’ meeting approved the merger of all shares issued by HFF into our assets, the conversion of HFF into a wholly-owned subsidiary of the Company and the capital increase of BRF, upon contribution of 226,395,405 shares issued by HFF, based on the economic value of such shares, in the amount of R$1.5 billion by issuing 37,637,557 new common shares all nominative and will no par value, at an issuance price of R$39.40 per share. As a result our capital stock increased to R$4,927,933,697.75.

On August 18, 2009, a shareholders’ meeting approved the merger of all common and preferred shares issued by Sadia into the Company, and approved the capital increase of the Company, upon the conversion of 25,904,595 common shares and 420,650,712 preferred shares issued by Sadia, based on the equity value of such shares, in the amount of R$2.3 billion through the issuance of 59,390,963 new registered common shares, with no par value, at the issuance price of R$39.32 per share, the capital, therefore, being increased R$9,527,933,697.75 to R$11,863,417,953.36.

18.10. Other material information

In item 18.4, the values related to trading volume are expressed in millions of Reais.

Rights of Common Shares

At our shareholders’ meetings, each share of common stock is generally entitled to one vote. Pursuant to our bylaws and to the Novo Mercado listing agreement, we may not issue shares without voting rights or with restricted voting rights. In addition, our bylaws and the Brazilian Corporation Law provide that holders of our shares are entitled to dividends or other distributions made in respect of our shares ratably in accordance with their respective participation in the total amount of our issued and outstanding shares. In addition, upon our liquidation, holders of our shares are entitled to share our remaining assets, after payment of all of our liabilities, ratably in accordance with their respective participation in the total amount of our issued and outstanding shares. Common shareholders have, except in certain circumstances listed in the Brazilian Corporation Law and in our Bylaws, the right to participate in our company’s future capital increases, in proportion to their participation in our capital stock, and also the right to dispose of shares in a public offering in case of acquisition of shares in quantities equal to or in excess of 20% of total shares issued in the offering, in compliance with the terms and conditions provided in Article 37 of our bylaws.

According to the Brazilian Corporation Law, neither our bylaws nor actions taken at a shareholders’ meeting may deprive a shareholder of the following rights:

• the right to participate in the distribution of profits;

• the right to participate equally and ratably in any remaining residual assets in the event of our liquidation;

• preemptive rights in the event of issuance of shares, convertible debentures or warrants, except in certain specific circumstances under Brazilian Corporation Law described under “—Preemptive Rights”;

• the right to monitor our management in accordance with the provisions of the Brazilian Corporation Law; and

• the right to withdraw from our company in the cases specified in the Brazilian Corporation Law.

Anti-Takeover Effects of Provisions in Bylaws

Our bylaws contain provisions that have the effect of avoiding concentration of our shares in the hands of a small group of investors, in order to promote more widespread ownership of our shares. These provisions require each shareholder who becomes the holder of 20% or more of our total share capital to, within 30 days from the date of such acquisition, commence a public tender offer to buy all of our outstanding shares in accordance with the CVM and the São Paulo Stock Exchange regulations and our bylaws. These provisions are triggered by the acquisition of beneficial ownership as well as record ownership of our shares.

These provisions are not applicable to shareholders who become holders of 20% or more of our shares as a result of (1) legal succession, provided that the shareholder sells any shares in excess of the 20% limit within 60 days of the event, (2) the merger of another company into us, (3) the merger of shares of another company by us and (4) the acquisition of 20% or more of our shares through a primary offering that has been approved at a shareholders’ meeting duly called by our board of directors, provided that the share issue price has been set based on the economic value of the shares, as determined by a valuation report prepared by a specialized and independent firm.

Involuntary capital increases resulting from cancellation of treasury shares or capital reductions with cancellation of shares will not be considered in the calculation of the 20% of total shares issued by us.

The public tender offer must be (1) directed to all our shareholders, (2) made through an auction to take place at the São Paulo Stock Exchange, (3) launched at a fixed price in accordance with the procedure set forth below and (4) paid upfront in Brazilian currency. The price per share in the public tender offer shall be equivalent to at least the greatest of: (a) the economic value of our company, determined pursuant to Article 37 of our bylaws; (b) 135% of the issue price of the shares issued in any capital increase through a public offering that takes place within the preceding 24-month period; and (c) 135% of the market price of our shares within the preceding 30-day period. In the event CVM regulations applicable to the public tender offer require the adoption of a share price calculation criterion that results in a higher share price, the price set in accordance with the CVM regulations will prevail.

The realization of the public tender offer does not exclude the right of another of our shareholders or of our company to launch a competing public tender offer in accordance with applicable regulations.

All shareholders who vote in favor of an amendment to the provisions of our bylaws that results in the limitation of this public tender offer obligation or the elimination of this mechanism are obligated to launch a public tender offer based on the existing rules.

Information Required by the São Paulo Stock Exchange from Companies Listed on the Novo Mercado

As a Novo Mercado company, we must observe the following additional disclosure requirements:

• no later than six months following our listing on the Novo Mercado, we must disclose financial statements and consolidated financial statements at the end of each quarter (except the last quarter of each year) and at the end of each fiscal year, including a cash flow statement that must indicate, at a minimum, the changes in our cash and cash equivalents, divided into operating, finance and investment cash flows;

• as from the date we release our financial statements relating to the second fiscal year following our listing on the Novo Mercado we must, no later than four months after the end of the fiscal year:

• release our annual financial statements and consolidated financial statements in accordance with U.S. GAAP or IFRS, in reais or U.S. dollars, in the English language, including notes to the financial statements and including information on net profits and net worth calculated at the end of such fiscal year in accordance with Brazilian GAAP, together with a management report and the management proposal for the allocation of net profits and our independent auditors’ report; or

• disclose, in the English language, the complete financial statements, management reports and notes to the financial statements prepared in accordance with the Brazilian Corporation Law, accompanied by an additional explanatory note reconciling the year-end results and net worth calculated in accordance with Brazilian GAAP and U.S. GAAP or IFRS, as the case may be, which must include the principal differences between the accounting principles used, as well as the independent auditors’ report; and

• as from the date we release our first financial statements prepared as provided above, no more than 15 days following the period established by law for the publication of quarterly financial information, we must:

• disclose, in its entirety, our quarterly financial information translated into the English language; or

• disclose our financial statements and consolidated financial statements in accordance with U.S. GAAP or IFRS, accompanied by the independent auditors’ report.

Due to the listing of our shares on the Novo Mercado, we must disclose the following information, pursuant to the Novo Mercado regulations, with our quarterly information (Informações Trimestrais):

• our consolidated balance sheet, consolidated statement of income, and a discussion and analysis of our consolidated performance;

• any direct or indirect ownership interest exceeding 5% of our share capital, looking through to any ultimate individual beneficial owner;

• the number and characteristics of our shares held directly or indirectly by any controlling shareholders and members of our board of directors, board of executive officers and fiscal council;

• changes in the numbers of our shares held by any controlling shareholders and members of our board of directors, board of executive officers and fiscal council in the immediately preceding 12 months;

• our cash flow statement and consolidated cash flow statement, together with an explanatory note thereto;

• the number of shares constituting our free float and their percentage in relation to the total number of issued shares; and

• if we are party to an arbitration agreement for dispute resolution.

Information relating to the ownership interest exceeding five percent of our share capital, the number and characteristics of our shares directly or indirectly held by any controlling shareholders and members of the board of directors, board of executive officers and fiscal council, changes in the number of securities held by such persons within the immediately preceding 12 months, the number of free float shares and their respective percentage in relation to the total number of shares issued and disclosure of whether we are party to an arbitration agreement for dispute resolution must also be included in our annual report.

19. REPURCHASE PLAN AND TREASURY STOCK

19.1. Stock repurchase plans for the last three fiscal years

                Not applicable.

19.2. Treasury stock by type and class, indicating quantity, total value and weighted average purchase price

Year ended	31/12/2009
Common Stocks

Movement	Quantity (units)	Value (Reais)	Weighted average price (Reais)
Initial Value	430,485	813,616.65	1,89
Acquisition	795,605	0,00	0,00
Sale	0	0,00	0,00
Cancellation	0	0,00	0,00
Ending Value	1,226,090	813,616.65	1,89

Year ended	31/12/2008
Common Stocks

Movement	Quantity (units)	Value (Reais)	Weighted average price (Reais)
Initial Value	430,485	813,616.65	1,89
Acquisition	0	0,00	0,00
Sale	0	0,00	0,00
Cancellation	0	0,00	0,00
Ending Value	430,485	813,616.65	1,89
Year ended	31/12/2007
Common Stocks

Movement	Quantity (units)	Value (Reais)	Weighted average price (Reais)
Initial Value	430,485	813,616.65	1,89
Acquisition	0	0,00	0,00
Sale	0	0,00	0,00
Cancellation	0	0,00	0,00
Ending Value	430,485	813,616.65	1,89

19.3. Treasury stock on fiscal year end date

Security:	Shares
Stock Type	Quantity (units)	Wheigted Average Price (in Reais)	Relation with outstanding shares (%)
Common	1,226,090	1.89	0.524573

20. Securities Trading Policy

20.1. Policy regarding trading of Company securities by direct or indirect controlling shareholders, executive officers, directors, members of the Supervisory Board and any other technical or advisory bodies created under the Bylaws

a.      date of approval

07/23/2002

b.     related parties

 (i) ISSUER shareholders, controllers or not, that have any participation, direct or indirect, in the administration of the ISSUER or its subsidiaries; (ii) the administrators (which includes members of the Board of Directors, the Directors, statutory or not), the members of the Audit Committee and members of other organs that hold technical or consulting positions at the ISSUER or its subsidiaries, created or that are to be created for statutory reasons; and (iii) employees and executives that have access to the ISSUER´S relevant information or that of its subsidiaries, regardless of the position held, or the title of the position which, be it due to the nature of the work, be it on account of a possible failure in the communication and/or information system, gain knowledge, through direct or indirect access, of PRIVILEGED INFORMATION of the ISSUER or its subsidiaries;  (iv) the spouses that are not legally separated, companion, dependents included in a declaration of income tax or controlled business, of the previously mentioned parties, directly or indirectly (v) any person that has knowledge of PRIVILEGED INFORMATION and is aware that this information has not yet been released to the market, especially those that hold a relationship of a commercial, professional or trusting nature with the ISSUER, such as independent auditors, stock analysts, consultants and institutions of the stock distribution system; and/or (vi) administrators that leave the administration of the ISSUER or that of its subsidiaries prior to the public release of business or a deal initiated during his/her term in the administration, for the period of 6 (six) months after leaving; and/or (iv) businesses controlled directly or indirectly by the respective PRINCIPLE INVESTORS.

c.      principal characteristics

Prohibited in Negotiations in General

PRINCIPLE INVESTORS and RELATED INVESTORS are aware that it is illegal practice and subject to legal punishment to:

a)use PRIVILEGED INFORMATION, by means of INEQUITABLE PRACTICE, to obtain for one´s self, or others, advantages to negotiate securities;

b)not use all available efforts to maintain any PRIVILEGED INFOMATION confidential until it is released publicly, as stipulated in the policy terms for disclosure of said information in this instrument;

c)negotiate ISSUER´S securities or those linked to them prior to the disclosure of PRIVILEGED INFORMATION or within a period of 15 (fifteen) days prior to the release of the ISSUER´S quarterly (ITR) or annual information (DFP, IAN), whose deadlines for release are outlined in the widely published ISSUER´S Annual Events Schedule.

d)negotiate ISSUER´S securities, or those linked to them, with the intention of promoting incorporation, total or partial spin-off, mergers, transformations or reorganization of partners.

The ISSUER is also prohibited to negotiate its own shares during the periods outlined in items “a”, “c” and “d” aforementioned.

The restriction outlined in item “a” above does not apply to the acquisition of shares that are held by the treasury, by means of private negotiation, resulting from the use of a buy option in accordance with the issuer´s plan for the buy option approved in a general meeting.

Controlling shareholders, direct or indirect, Directors and members of the Board of Directors of the ISSUER and its subsidiaries, also cannot negotiate the ISSUER´S securities, or those linked to them, whenever the ISSUER itself is carrying out an acquisition or an alienation of its own [the ISSUER´S] securities, those of its subsidiaries, those of linked companies or those of a company in which the ISSUER holds shares, or if an option or mandate has been issued for the same reason.

The PRINCIPLE INVESTORS and the RELATED INVESTORS may inform the ISSUER, in writing, of their plans for periodic negotiation as investment, or their programmed withdrawal of investment, in order to obtain more flexibility to negotiate their shares, so long as the restrictions outlined in the effective regulations are respected.

The restrictions outlined in item 1 are applicable to negotiations carried out, directly or indirectly, by the PRINCIPLE INVESTORS, even if these negotiations are carried out for these people by means of (i) companies controlled by them; and (ii) others with whom a trust agreement or a stock portfolio is held. Negotiations carried out by investment funds that are comprised of the aforementioned persons are not considered indirect negotiations, so long as the investment funds are not exclusive and the negotiation decisions made by the investment fund manager cannot be influenced by the investors [of these investment funds].

d.     lock-up periods and description of procedures adopted to monitor trading in such periods

      It is prohibited to negotiate ISSUER´S securities or those linked to them prior to the disclosure of PRIVILEGED INFORMATION or within a period of 15 (fifteen) days prior to the release of the ISSUER´S quarterly (ITR) or annual information (DFP, IAN), whose deadlines for release are outlined in the widely published ISSUER´S Annual Events Schedule.

21. Information Disclosure Policy

21.1. Rules, regulations or internal procedures adopted by the Company to ensure that information to be disclosed to the public is gathered, processed and published in an accurate and timely manner

The Company has a Disclosure Committee in accordance with Sarbanes Oxley Act regulations. The Committee is comprised of officers from the following areas: Investor Relations, Accounting, Shared Services Area, Information Technology, Corporate Services, Legal, Internal Controls, Auditing and Finance. Meetings take place at least six times per year, or whenever an event arises requiring decisions with respect disclosure of information.

In accordance with the Company’s policy of transparency, the Disclosure Committee is responsible for identification, improvement and documentation of the internal controls, identifying points of control, risks and opportunities for improvement. The principal objective of this work is to provide support for the published financial statements.

21.2. Material act or fact disclosure policy adopted by the Company, indicating procedures for keeping undisclosed material information confidential

                Definitions:

Principle Investors – means (i) ISSUER shareholders, controllers or not, that have any participation, direct or indirect, in the administration of the ISSUER or its subsidiaries; (ii) the administrators (which includes members of the Board of Directors, the Directors, statutory or not), the members of the Audit Committee and members of other organs that hold technical or consulting positions at the ISSUER or its subsidiaries, created or that are to be created for statutory reasons; and (iii) employees and executives that have access to the ISSUER´S relevant information or that of its subsidiaries, regardless of the position held, or the title of the position which, be it due to the nature of the work, be it on account of a possible failure in the communication and/or information system, gain knowledge, through direct or indirect access, of PRIVILEGED INFORMATION of the ISSUER or its subsidiaries.

Related Investors – means (i) the spouses that are not legally separated, companion, dependents included in a declaration of income tax or controlled business, of the PRINCIPLE INVESTORS, directly or indirectly (ii) any person that has knowledge of PRIVILEGED INFORMATION and is aware that this information has not yet been released to the market, especially those that hold a relationship of a commercial, professional or trusting nature with the ISSUER, such as independent auditors, stock analysts, consultants and institutions of the stock distribution system; and/or (iii) administrators that leave the administration of the ISSUER or that of its subsidiaries prior to the public release of business or a deal initiated during his/her term in the administration, for the period of 6 (six) months after leaving; and/or (iv) businesses controlled directly or indirectly by the respective PRINCIPLE INVESTORS.

1. Basic Aims for the Policy for Disclosure of a STATUTE OR RELEVANT FACT

This policy adopted by the ISSUER for disclosure a STATUTE OR RELEVANT FACT is aimed at assuring the understanding of the aims of the abundance, quality, transparency, efficiency and equality in the treatment of the shareholders in the disclosure of information contained in the STATUTE OR RELEVANT FACTS related to the ISSUER´S securities or those linked to them.

Besides this, this policy for disclosure information aims to maintain the trust of investors, employees and participants in the capital markets in general, regarding the veracity and recentness of information pertinent to the reality of activities and the ISSUER´S socioeconomic situation and that of its subsidiaries at any time whatsoever. This policy also governs the disclosure of information relevant to investment analysts, the specialized press and employees of the ISSUER.

2. Procedures for Disclosure

It is the responsibility of the Vice-President of Finances, Control and Investor Relations (the Chief Financial Officer) to disclose and communicate to the CVM, to the SEC and to the Stock Exchanges where the ISSUER´S securities are traded, any STATUTE OR RELEVANT FACT occurred or related to the ISSUER´S business, as well as promote the wide and immediate transmission, simultaneously in all markets where said securities are traded.

The PRINCIPLE INVESTORS shall communicate any information that is understood to be a STATUTE OR RELEVANT FACT to the Vice-President of Finances, Control and Investor Relations, who shall decide on the need to disclose the information to the market and on the amount and kind of details to be disclosed.

In the case that the Vice-President of Finances, Control and Investor Relations is absent in the need to disclose a STATUTE OR RELEVANT FACT to the market, the PRINCIPLE INVESTORS that are aware of the information that is considered necessary to be disclosed, shall communicate it to the CVM.

Should uncommon fluctuations occur in the rate, price or quantity traded of the ISSUER´S securities or those linked to it, the Vice-President of Finances, Control and Investor Relations shall inquire those persons that the director believes hold PRIVILIGED INFORMATION, with the objective of checking whether these persons have certain information that should be disclosed to the market.

Disclosure shall be carried out by publication in the newspaper with the widest circulation as used regularly by the ISSUER, and may be summarized, showing the Internet address where complete information will be available, in a clear and precise format, and in an accessible language. Disclosure covered by this policy shall be made in English and Portuguese. Information disclosed by means of the Internet shall be constantly [update]d and shall include information of detail identical to that provided to the CVM, to the SEC and to the Stock Exchanges.

Disclosure shall be simultaneously sent to all markets where the ISSUER´S securities are traded, and, whenever possible, prior to the opening or after the closing of trading in both countries; prevailing, in the case of incompatibility, the trading hours of the Brazilian market.

The Vice-President of Finances, Control and Investor Relations may, upon communicating the STATUTE OR RELEVANT FACT, request the Stock Exchanges, always simultaneously, to suspend trading of the ISSUER´S securities for the period necessary for the adequate disclosure of the relevant information, should it become imperative that the disclosure be carried out during trading hours. Such suspension of trading shall not be effective in Brazil while the Stock Exchange in another country is still trading the ISSUER´S securities or those linked, and, while on that Stock Exchange, the trading of those shares is not suspended.

The disclosure of information shall not be made to a restricted group of persons, but rather to the investor market in general. Should information considered to be a STATUTE OR RELEVANT FACT be inadvertently revealed to a specific person or specific group of persons, the ISSUER, by means of the Vice-President of Finances, Control and Investor Relations, shall carry out the immediate disclosure of the information, in identical detail.

3. Exception to Immediate Disclosure

The STATURE OR RELEVANT FACTS may, exceptionally, not be disclosed to the market when the controlling shareholders or administrators understand that the disclosure will legitimately put the ISSUER´S interest at risk.

It will be the responsibility of the Vice-President of Finances, Control and Investor Relations to request the president of the CVM to analyze the possible exception to the disclosure, in the format outlined in Article 7 of the CVM Instruction nº 358/02.

Should the STATUTE OR RELEVANT FACT be linked to operations directly involving controlling shareholders and these [controlling shareholders] decide to withhold disclosure, the controlling shareholders shall inform the ISSUER´S Vice-President of Finances, Control and Investor Relations.

Notwithstanding, the controlling shareholders and the administrators are obliged to, directly or by means of the Vice-President of Finances, Control and Investor Relations, immediately disclose a STATUTE OR RELEVANT FACT to the market, should this information escape control or if there is irregular fluctuation in the rate, price or quantity traded of the ISSUER´S securities or those linked to them.

4. Duty to Maintain Confidentiality

It is the responsibility of the PRINCIPLE INVESTORS to maintain information related to a STATUTE OR RELEVANT FACT confidential to those that have privileged access because of their position, or job, or any reason, until the disclosure to the market, as well as encouraging the RELATED INVESTORS to do the same.

5. Basic Principles regarding Disclosure of Results and Other Information

The ISSUER does not adopt projections of results as one of its disclosure policies. Nevertheless, in meetings with investment analysts, the Vice-President of Finances, Control and Investor Relations shall supply said analysts with information that is considered pertinent to promote the development of the adequate evaluation of the ISSUER´S securities, and may, for this reason, comment on strategies and perspectives for the ISSUER´S future.

Any information that is disclosed and that refers to projections, of any nature, shall be accompanied by language (i) showing that such information should be evaluated by market participants with special caution as it is unconfirmed information and based on mere expectations of the ISSUER´S administrators, and (ii) showing the factors considered important and that may imply different results to those expected by the ISSUER´S administrator.

Should the ISSUER´S administrator report that the STATUTE OR RELEVANT FACT, including any projection, previously disclosed was or became significantly incorrect, the Vice-President of Finances, Control and Investor Relations shall immediately disclose the correct information as soon as that mistake is identified, seeing to it that the periodic correction of information is sent on to the CVM.

Concerning the expectation of results and reports prepared for investment analysts, the ISSUER´S administrators will be limited to commenting the facts and premises following the models established by such analysts. Conclusions that said analysts come to in their reports will not be commented on. The ISSUER shall not circulate to any interested party any report that has been prepared by investment analysts.

The ISSUER shall not expose its results, in the form of a forecast, from the moment that these data are discovered until the moment of their widespread disclosure to the market.

Unfavorable or negative information to the ISSUER shall be disclosed in the same manner and with the same promptness as favorable information.

6. Disclosure of Annual and Quarterly Results

The disclosure shall be made to the Brazilian and foreign markets, where the ISSUER´S securities are traded, outside of trading hours of all these Stock Exchanges.

The result shall also be, in the same situation, made available on the ISSUER´S web page on the Internet and forwarded to the analysts and investors that are registered with the ISSUER.

In these cases, the ISSUER shall hold press conferences with the specialized press, in order to promote widespread awareness of the quarterly results.

7. Conference Calls/Simultaneous Transmissions

Conference calls or simultaneous transmissions after the disclosure of the results shall be carried out. Besides this, other possible conference calls may be held, should they be necessary, at the discretion of the Vice-President of Finances, Control and Investor Relations.

In the conference calls or simultaneous transmissions, the information communicated to the market by means of the press may be discussed at length.

Conference calls or simultaneous transmissions shall always be conducted by the Vice-President of Finances, Control and Investor Relations, while other Directors of the ISSUER may take part.

8. Meetings with Investment Analysts

The ISSUER will hold presentations at the Brazilian Association of Market Analysts (Associação Brasileira de Analistas de Mercado) – Abamec, on an annual basis, in the main capital cities, such as São Paulo and Rio de Janeiro, as well as other regional requirements.

Meetings with only one analyst or a small group of analysts shall always be held upon request. In this case, the Vice-President of Finances, Control and Investor Relations shall only comment on information that has already been disclosed to the public.

9. Road Shows

The ISSUER shall meet with its current or potential principle investors in visits promoted by the company or in conferences promoted by the market institutions, and in moments at the discretion of the Vice-President of Finances, Control and Investor Relations.

10. Attending Investors

Investors and market analysts shall always be attended by the Vice-President of Finances, Control and Investor Relations and/or by a representative from the investor relations area, and these persons may be accompanied by other Directors of the ISSUER, or a technical team, at the discretion of the Vice-President of Finances, Control and Investor Relations.

Information that has already been disclosed to the market and which is requested again in meetings and presentations to investors and investment analysts, but which is not available at that moment, shall be sent at a later date to those persons.

11. Answers to Rumors

It is the ISSUER´S policy to not comment on rumors or speculation originating in the market, except in extreme situations which imply or may imply significant volatility of the ISSUER´S securities or those linked to them.

12. Relations with Strategic Partners

When necessary, the exchange of relevant undisclosed information with strategic partners shall always be formalized with a confidentiality agreement. Should any of this information be inadvertently disclosed to another party, by any of the parties in the confidentiality agreement, the Vice-President of Finances, Control and Investor Relations shall immediately disclose the information to the market, in the same details.

13. Sharing Information Among the Investor Relations Area and the Other Administration Areas of the ISSUER

The ISSUER´S other administrators shall always maintain the Vice-President of Finances, Control and Investor Relations up to date with sufficient information of a strategic, operational, technical or financial nature and the Vice-President of Finances, Control and Investor Relations shall decide on the need to disclose the matter to the public and on the level of details.

21.3. Executive officers and directors responsible for implementing, maintaining, assessing and overseeing the information disclosure policy

All the Company’s administrators shall always maintain the Vice-President of Finances, Control and Investor Relations up to date with sufficient information of a strategic, operational, technical or financial nature and the Vice-President of Finances, Control and Investor Relations shall decide on the need to disclose the matter to the public and on the level of details.

22. Extraordinary Businesses

22.1. Acquisition or disposal of any material asset not related to the normal business activities of the Company

                Not applicable.

22.2. Significant changes in the way of Company doing business

                Not applicable.

22.3. Material contracts entered into between the Company and its subsidiaries not directly related to the operating activities

                Not applicable.

22.4. Other material information

Capital Expenditures

In 2009, we recorded capital expenditures of R$691.3 million, a 8.9% increase compared to 2008. Sadia’s capital expenditures represented R$114.2 million, and 38.5% of this amount is related to the construction of the Lucas do Rio Verde and Vitória de Santo Antão agroindustrial units.

The remaining R$579.0 million in 2009 was allocated to (1) expansion and enhancement of productivity projects and (2) new projects, such as new lines of products.

On May 26, 2009, we received R$107.0 million from the BNDES for investment projects relating to capacity expansion in production facilities in the states of Rio Grande do Sul and Santa Catarina, distribution centers in the states of Ceará, Paraná and São Paulo as well as corporate projects in the São Paulo and Itajaí, Santa Catarina offices.

Currently, we are concentrating our investments in the construction of our facilities in Três de Maio, Rio Grande do Sul, Lucas do Rio Verde, Mato Grosso and Vitória de Santo Antão, Pernambuco, as well as in our improvement and necessary maintenance projects.

We also have projects funded by FINEP (a government provider of funds for studies and projects) relating to technological improvements such as (1) optimization of technological systems for production and processing poultry and swine products in the amount of over R$100.0 million and (2) for dairy products, study and development of a pilot program for the integration and retention of milk producers, in the amount of over R$67.3 million.

The table below sets forth our capital expenditures for the periods indicated, which do not include business combinations or other acquisitions of businesses:

(in millions of Reais)	2007 (1)	2008 (1)	2009 (2)
Expansion and enhancement of production facilities	164.3	250.5	549.1
Acquisition of production facilities	347.6	96.4	-
Bom Conselho / Três de Maio	-	84.6	98.7
Araguaia - Mineiros - GO	85.7	6.4	-
Lucas do Rio Verde - GO / Vitória de Sto. A.	-	-	129.3
Eleva	-	1,679.2	-
New Projects	259.8	286.9	25.7
Total Capital Expenditures	857.4	2,404.1	802.8

(1)   Includes capital expenditures of BRF. (2) Includes capital expenditure of BRF and Sadia since 01.01.2009.

Major capital expenditures since January 1, 2007 include the following:

Construction of a Plant (dairy products). On June 10, 2008, we announced the construction of the sixth powdered Milk processing tower in Três de Maio, State of Rio Grande do Sul. This plant will have the capacity to process 2,000 tons of powdered milk per month. We already have a mozzarella cheese plant in the municipality. In 2009, R$27.9 million was invested in this unit.

                Bom Conselho Agroindustrial Complex. Following the September 2007 announcement of our plan to build this new agroindustrial complex, construction work continued on schedule until the second quarter of 2009, when the processing unit for dairy products was completed. Capital expenditures in 2009 amounted to approximately R$73 million.

                Mineiros Agroindustrial Complex. The construction of the agro-industrial complex for processing special poultry and turkeys, with more than two-thirds of its output expected to be exported, was completed in September 2008 and is now operating at full capacity of 81,000 tons of processed products per year.

                Distribution Centers in Embu, State of São Paulo. Construction of the second phase of the Embu distribution center was completed in the third quarter of 2009, consisting of the installation of a transelevator system, involving robotic inventory processing. This distribution center is responsible for storage and distribution to the entire Southeast region of Brazil and uses the integrated warehouse management system, upgraded with state-of-the art technology and including two mega antechambers, one for delivery and the other for dispatch of merchandise. Capital expenditures in 2009 amounted to R$12.3 million.

                Automation of cutting room in Capinzal, State of Santa Catarina and expansion of slaughtering capacity in Lajeado, Rio Grande do Sul, and in Mirassol D’Oeste, Mato Grosso. The automation of the cutting room in the processing unit of Capinzal, State of Santa Catarina began in 2009 and is expected to be completed in 2010.

                The expansion of the pork slaughtering capacity in Lajeado, Rio Grande do Sul, included improvements and technology innovation in the unit. This process began in October 2008 and was completed in September 2009. In Mirassol D’Oeste, the improvements targeted the expansion of cattle slaughtering unit, which was also completed in 2009, and the expenditures in the year amounted to R$26.4 million.

                Agroindustrial sites in Lucas do Rio Verde, State of Mato Grosso, and in Vitória do Santo Antão, State of Pernambuco. Since the acquisition, Sadia invested R$44.1 million in its main construction projects in the Midwest and Southeast regions of Brazil.

                In the first quarter of 2009, we concluded the consolidation of the SAP information technology system involving operations resulting from the acquisition of Eleva (meats and dairy products) with the objective to capture synergies through the integration of processes.

                As a further measure for optimizing processes to reduce the costs of the dairy product business, the Company reallocated production from Cotochés in Rio Casca in the State of Minas Gerais and Elegê in Ivoti in the State of Rio Grande do Sul to other dairy production units with consequent operational improvement but without reducing volumes.

                Additionally, meat production was transferred from the Cavalhada unit in the Porto Alegre area in the State of Rio Grande do Sul to the neighboring unit of Lajeado in the State of Rio Grande do Sul where investments were made in expanding productive capacity and in the modernization of installations. This decision will enhance the value added content in the product mix and improve industrial processes and production costs. It will also be instrumental in socio-environmental preservation since the Cavalhada unit was located in a major economic center.

                In 2010, we expect to make capital expenditures of approximately R$600 million (and an additional estimated R$368.0 million in breeder stock and Sadia’s investment projects).

                On April 29, 2010, we signed a services agreement with Cooperativa Coopercampos from Santa Catarina under which the cooperative will provide additional hog slaughter capacity to us at a plant that it is constructing in Campos Novos in the State of Santa Catarina. Cooperativa Coopercampos expects to invest a total of R$145 million in the plant, and over time we expect to support their investment by advancing amounts in payment for services rendered, to be secured by a pledge of fixed assets. When it is operational, the plant is expected to have a hog slaughtering capacity of 7,000 heads per day and to help us meet the needs of our export markets.

                We expect to focus our capital expenditures on finishing projects that are currently in progress and focusing on organic growth and maximizing synergies and integration of the two companies.

Competitive Strengths

                We believe our major competitive strengths are as follows:

   • Leading Brazilian Food Company with Strong Brands and Global Market Presence. We are one of Brazil’s largest food industry companies, with a size and scale that enable us to compete in Brazil and globally. We believe that our leading position allows us to take advantage of market opportunities by enabling us to expand our business and increase our share of international markets. In 2009 and in 2008, on a combined basis, we slaughtered 1,562.9 million and 1,704.0 million chickens and other poultry and 10.3 million and 9.7 million hogs and cattle, respectively. We sold nearly 5.3 million tons and 5.5 million tons of poultry, pork, beef, milk and processed food products, including dairy products, on a combined basis in the same periods. Our own and licensed brands are highly recognized in Brazil, and the brands that we use in our export markets are well established in those markets.

• Extensive Distribution Network in Brazil and in Export Markets. We believe we are one of the only companies with na established distribution network capable of distributing frozen and refrigerated products in virtually any area of Brazil. In addition, we export products to over 140 countries, and we have begun to develop our own distribution capability in Europe, where we sell directly to food processing and food service companies and to local distributors. Our established distribution capabilities and logistics expertise enable us to expand both our domestic and foreign business, resulting in increased Sales volumes and broader product lines.

• Low-Cost Producer in Increasingly Global Market. We believe that we have a competitive advantage over producers in some of our export markets due to generally lower feed and labor costs and gains in efficiencies in animal production in Brazil. We have also achieved a scale and quality of production that enables us to compete effectively with major producers in Brazil and other countries. We have implemented a number of programs designed to maintain and improve our costeffectiveness, including our ATP- Total Service program to optimize our supply chain by integrating demand, production, inventory management and client service functions; our CSP- Shared Services Center, which centralizes our corporate and administrative functions; and MVP-More Value program to provide our managers with more efficient use of fixed and working capital; and matrix-based budget intended to improve the efficiency of cost management.

• Diversified and Strategic Geographical Location. In the meat business, our slaughterhouses are strategically located in different regions of Brazil (South and Mid-West), which enables us to mitigate the risks arising from export restrictions that may occur in certain regions of the country due to sanitary concerns. Furthermore, the geographical diversity of our plants in 11 Brazilian states enables us to reduce transportation costs due to the proximity to grain-producing regions. Our dairy operations are based in the principal milk-producing areas of different regions of Brazil, permitting easy access to the consumer market.

• Emphasis on Product Quality and Safety and on a Diversified Product Portfolio. We focus on quality and food safety in all our operations in order to meet customers’ specifications, prevent contamination and minimize the risk of outbreaks of animal diseases. We employ traceability systems that allow us to quickly identify and isolate any farm on which a quality or health concern may arise. We also monitor the health and treatment of the poultry and hogs that we raise at all stages of their lives and throughout the production process. We were the first Brazilian company approved by the European Food Safety Inspection System as qualified to sell processed poultry products to European consumers. We have a diversified product range, which gives us the flexibility to channel our production according to market demand and the easonality of our products.

• Experienced Management Team. Our senior management is highly experienced and has transformed our company during the last decade into a global business. Most members of our senior management have worked with us for over ten years, and the members of our senior management who joined our company during that period have seasoned experience in their professional capacities. Our management seeks to emphasize best practices in our operations as well as corporate governance, as demonstrated by the listing of our common shares on the Novo Mercado of the São Paulo Stock Exchange, which requires adherence to the highest corporate governance standards of that Exchange.

Business Strategy

                Our overall strategy is to use our competitive advantages as a food company with one of the most diversified chilled and frozen food product portfolios to pursue opportunities for long-term growth, diversifying our sales and reducing our costs with the aim of reducing volatility in our results. We will continue to seek balanced growth and consolidation among the business segments in which we operate (poultry, pork, beef, dairy products and processed food products) and with regard to the domestic and external market, while seeking growth opportunities through food processing activities overseas. The main points of our strategy, applicable to the poultry, pork and beef business segments and to the milk, dairy product, margarine and processed food products are:

                • Expand Our Core Businesses. We intend to further develop our core businesses of   producing and selling poultry, pork, beef, milk, dairy and processed food products by,             among other methods, investing in additional production capacity to gain scale and            efficiency. For example, we are expanding our Rio Verde Agroindustrial Complex in the                 mid-western State of Goiás, and we have built a new agroindustrial complex for the   processing of turkey, also in Goiás. We have also enlarged our Nova Mutum poultry              plant in the State of Mato Grosso to meet long-term demand for chicken meat exports.

• Diversify Our Product Lines, Focusing on Value-Added Processed Food Products. We intend to continue diversifying our product lines, focusing on processed food products whose prices tend to fluctuate less than our unprocessed poultry and pork cuts and that can be targeted to specific markets. Recent acquisitions include Batávia (milk and dairy products), a beef slaughterhouse, Sino dos Alpes (a specialty meats producer), Paraíso Agroindustrial (which owns a poultry slaughterhouse and animal feed mill) and the Doriana, Delicata and Claybom margarine brands, from Unilever, as well as the assets used in manufacturing them, among others. In 2008, we announced the construction of a dairy and processed products plant in Bom Conselho, in the State of Pernambuco (which started operating in 2009 according to the plan), and the purchase of control of Eleva, in order to include products like powdered milk and cheese in our portfolio and increase our market share in milk and dairy products. In addition, we acquired Cotochés in the State of Minas Gerais. We may pursue other selective acquisitions and/or build new industrial plants to support these strategic goals.

• Expand Our Domestic and International Customer Base. We seek to continue to strengthen our domestic and international customer base through superior service and quality as well as increased product offerings. We believe there are considerable opportunities to increase penetration of export markets, particularly as we broaden our product lines to include beef products, milk and dairy products and additional processed food products. We are also positioning our company to enter new export markets when existing trade barriers are relaxed or eliminated. Our objective is to pursue balanced growth of our domestic and export businesses. Domestic market sales represented 58.1% of our combined net sales (our net Sales added to those of Sadia for the portion of 2009 prior to the business combination), while export market sales represented 41.9% in 2009.

• Strengthen Our Global Distribution Network. We are developing our distribution capabilities outside Brazil to enable us to improve our services to existing customers and to expand our foreign customer base. We are focusing on expanding our distribution network in Europe and in the Middle East, so as to broaden our coverage and to support more targeted marketing efforts in these key regions. We are also considering processing some products abroad, to allow us to deliver those products directly to customers in those markets. We may consider selective acquisitions as one way to achieve this goal. In early December 2007, we entered into a purchase agreement with the Dutch holding company Cebeco for the acquisition of Plusfood. Plusfood has three industrial plants in Europe for the manufacture of poultry- and beef-based processed food products, with an installed capacity for manufacturing approximately 20,000 tons per year of finished products.

• Continue to Seek Leadership in Low Costs. We are continuing to improve our cost structure in order to remain a low-cost producer and enhance the efficiency of our operations. We seek to achieve greater economies of scale by increasing our production capacity, and we are concentrating our expansion efforts primarily in the mid-western region of Brazil because the availability of raw materials, land, labor, favorable weather and other features allows us to minimize our production costs. We are also continuing to implement new technologies to streamline our production and distribution functions.

• Synergies. Our acquisitions during the past two years, especially the incorporation of Eleva, have created important synergies. The business combination with Sadia expanded our businesses in both the Brazilian and international markets. We believe that we will achieve commercial, operational, financial and production synergies in both the medium and long term. We believe our business combination with Sadia aligns with our strategies set forth above in both the domestic and export markets. The business combination brought us a diverse array of processed food, meat and dairy products and customer relationships in both our domestic and export markets that can be integrated with ours. Sadia has distribution networks in Europe, the Middle East and elsewhere around the world, which are consistent with our strategy of focusing on expanding our distribution network in those markets.

This document is a free translation of the Portuguese original. In case of discrepancies, the Portuguese version will prevail.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   July 9, 2010

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director